03045688

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Peyto Energy Trust

*CURRENT ADDRESS: 1400, 350 - 7th Ave. S.W.
Calgary, Alberta T2P 3N9

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

FILE NO. 82- 34773 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 2/18/04

PEYTO EXPLORATION & DEVELOPMENT CORP.

Information Circular - Proxy Statement

for the Annual and Special Meeting to be held on June 6, 2002

Solicitation of Proxies

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by the management of PEYTO EXPLORATION & DEVELOPMENT CORP. (the "Corporation") for use at the Annual and Special Meeting of the shareholders of the Corporation (the "Meeting") to be held on the 6th day of June, 2002 at 2:30 p.m. (Calgary time) at the Imperial Room at the Hyatt Regency Calgary, 700 Centre Street South, Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting. Instruments of Proxy must be received by the Secretary of the Corporation c/o Computershare Trust Company of Canada, Suite 600, Western Gas Tower, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the holding of the Meeting or any adjournment thereof. The Board of Directors of the Corporation (the "Board") has fixed the record date for the Meeting at the close of business on May 1, 2002 (the "Record Date"). Only shareholders of the Corporation of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares establishes ownership of such shares and demands, not later than ten days prior to the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. Each shareholder has the right to appoint a proxyholder other than the persons designated in the form of proxy, who need not be a shareholder, to attend and to act for the shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

Revocability of Proxy

A shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders who do not hold their common shares ("Common Shares") in their own name. Only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in your account statement provided by your broker, then in almost all cases those Common Shares will not be registered in your name on the records of the Corporation. Such Common Shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms. Common Shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting. Often, the form of proxy supplied by your broker is identical to the Instrument of Proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to the Independent Investor Communications Corporation. The Independent Investor Communications Corporation mails a scannable Voting Instruction Form in lieu of the Instrument of Proxy. You are asked to complete and return the Voting Instruction Form to them by mail or facsimile. Alternately, you can call their toll-free telephone number to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting. **If you receive a Voting Instruction Form from Independent Investor Communications Corporation it cannot be used as a proxy to vote shares directly at the Meeting as the Voting Instruction Form must be returned to Independent Investor Communications Corporation well in advance of the Meeting in order to have the shares voted.**

Persons Making the Solicitation

The solicitation is made on behalf of the management of the Corporation. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual and Special Meeting and this Information Circular - Proxy Statement will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor.

Exercise of Discretion by Proxy

The shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the shares will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Proxy and Notice of Annual and Special Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Corporation knows of no such amendment, variation or other matter.

MATTERS TO BE ACTED UPON AT MEETING

Election of Directors

At the Meeting it is proposed that 6 directors be elected to hold office until the next annual meeting or until their successors are elected or appointed. There are presently 6 directors of the Corporation, each of whom retire from office at the Meeting.

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of the election as directors of the 6 nominees hereinafter set forth:

Rick Braund
Donald Gray
Brian Craig
Mike Broadfoot
J.H.T. (Jim) Riddell
Stephen J. Chetner

The names and municipalities of residence of the persons nominated for election as directors, the number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in the Corporation, the period served as director and the principal occupation of each are as follows:

Name and Municipality of Residence	Offices Held and Time as Director	Number of Common Shares Beneficially Owned Directly and Indirectly [(2)]	Principal Occupation
Rick Braund Calgary, Alberta	Chairman of the Board since October 1998	1,418,648 (3.37%)	Chairman of Buck Oil Ltd., a private oil and gas company since 1991.
Donald Gray Calgary, Alberta	President, Chief Executive Officer and Director since October 1998	1,795,755 (4.2%)	President, Chief Executive Officer and a Director of the Corporation.
Brian Craig [(1)] Calgary, Alberta	Director since October 1998	600,000 (1.4%)	President and Chief Executive Officer of Stormworks Inc. a private venture capital and consulting firm.
Mike Broadfoot [(1)] Calgary, Alberta	Director since October 1998	1,081,000 (2.5%)	President and Chief Executive Officer of Engage Energy, a natural gas and power marketing company, headquartered in Calgary.
J.H.T. (Jim) Riddell [(3)]	Director since February 8, 2000	348,436 (0.8%)	Corporate Operations Officer of Paramount Resources Ltd., a publicly traded oil and gas company.
Stephen J. Chetner [(1)]	Director since December, 2000	183,000 (0.4%)	Partner at Burnet, Duckworth & Palmer LLP, Barristers and Solicitors

Notes:

(1) Member of audit committee. The Corporation does not have an executive committee.

(2) The directors and officers also hold options to acquire an aggregate of 3,054,667 Common Shares at exercise prices of $0.52, $2.60, $2.70, $3.09, $4.03 and $5.51 per Common Share, which options expire on January 18, 2005 (as to options to acquire 11,000 Common Shares at an exercise price of $0.52), February 7, 2006 (as to options to acquire 825,555 Common Shares at an exercise price of $2.60), February 14, 2006 (as to options to acquire 330,222 Common Shares at an exercise price of $2.70), February 21, 2006 (as to options to acquire 266,666 Common Shares at an exercise price of $2.70), July 10, 2006 (as to options to acquire 400,000 Common Shares at an exercise price of $3.09), January 14, 2007 (as to options to acquire 300,000 Common Shares at an exercise pirice of $4.03) and March 15, 2007 (as to options to acquire 921,224 Common Shares at an exercise price of $5.51).

(3) Paramount Resources Ltd. holds an aggregate 4,238,636 Common Shares or 9.8% of the issued and outstanding Common Shares.

The information as to shares beneficially owned, directly or indirectly or over which control or direction is exercised, is based upon information furnished to the Corporation by the nominees.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to appoint the firm of Ernst and Young LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Corporation until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration as such. Ernst and Young LLP have been the Corporation's auditors since 1999.

Ratification and Approval of 2002 Share Option Plan

Shareholders will be asked at the Meeting to consider, and if thought advisable, ratify and approve a new stock option plan (the "2002 Plan") which will supercede and replace the existing stock option plan of the Corporation (the "Old Plan"). The 2002 Plan contains terms and conditions substantially the same as those of the Old Plan, but allows the Corporation to grant additional options to acquire Common Shares compared with the Old Plan. The maximum number of Common Shares issuable on exercise of options pursuant to the Old Plan was 4,178,005 Common Shares. The 2002 Plan is proposed to provide for the issuance by the Corporation of up to 4,314,262 Common Shares (being approximately 10% of the Common Shares outstanding at the date hereof).

The Old Plan, was approved by shareholders of the Corporation on November 21, 2001. The Corporation currently has outstanding options to purchase 3,453,667 Common Shares under the Old Plan. If the 2002 Plan is approved as proposed, the outstanding options will remain in effect and be exercisable in accordance with their terms and be deemed to be issued under the terms of the 2002 Plan. If the 2002 Plan is approved, it will allow the Corporation to issue an additional 1,279,147 options to acquire Common Shares (1,142,890 of which are as a result of the exercise of options under the Old Plan and 136,257 of which are a result of an increase in the Common Shares outstanding). Approval of the 2002 Plan will also constitute ratification of all outstanding stock options, including the options granted which exceed the limit under the Old Plan. It is the current intention of the Corporation to have shareholders approve a new option plan each year, so that it may annually address the total number of options available under the plan for that year.

Shareholders are also being asked to give the Board of Directors the discretion to make such changes to the 2002 Plan as are required for compliance with the rules of the Toronto Stock Exchange.

Unless otherwise directed, it is management's intention to vote proxies in favor of the following ordinary resolution to ratify and approve the 2002 Plan:

> BE IT RESOLVED as an ordinary resolution of Peyto Exploration & Development Corp. (the "Corporation") that the 2002 share option plan of the Corporation in the form attached as Schedule "A" to the Information Circular - Proxy Statement of the Corporation dated May 1, 2002, be and is hereby ratified and approved.

INFORMATION CONCERNING THE CORPORATION

Voting Shares and Principal Holders Thereof

As at May 1, 2002, 43,142,622 Common Shares of the Corporation were issued and outstanding, each such share carrying the right to one vote on a ballot at the Meeting. A quorum for the transaction of business at the Meeting is not less than 2 persons present holding or representing not less than 5% of the shares entitled to be voted at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as at May 1, 2002 no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

As at the date hereof, 6,253,041 Common Shares are beneficially owned, directly or indirectly, by the directors and officers of the Corporation or their associates as a group, which represents approximately 14.5% of the currently issued and outstanding Common Shares.

DIRECTORS' AND OFFICERS' COMPENSATION

Determination of Executive Compensation

The Board has appointed a Compensation Committee composed of three non-management directors, Messrs. Broadfoot, Craig and Riddell.

Report on Executive Compensation

The Compensation Committee meets from time to time each year for the purpose of reviewing the overall compensation policy. The Compensation Committee makes specific recommendations to the Board on salaries of officers, bonus payments, stock option allocations and directors' compensation. The Board reviews all recommendations of the Compensation Committee before final approval. Any director who is also an executive officer of the Corporation is excused from the director's meeting during any discussion of his compensation.

The Corporation's compensation philosophy is aimed at attracting and retaining quality and experienced people which is critical to the success of the Corporation. Employee compensation, including executive officer compensation, is comprised of three elements: base salary, short-term incentive compensation (being cash bonuses) and long-term incentive compensation (being stock options).

Base Salaries

Base salary ranges are determined following a review of comparative data for a number of comparable companies within the same industry. It has been and continues to be the Corporation's approach that the base salary of the senior officers of the Corporation, be below the midpoint of salaries for comparable positions in the Corporation's peer group.

Bonuses

In addition to base salaries, the Corporation may award cash bonuses to its employees, including the executive officers. The Board, in consultation with management, establishes annually, the basis on which bonuses will be granted. Under this plan all employees are eligible to receive cash bonuses in the event specified performance targets are met or exceeded by the Corporation.

Stock Options

Individual stock options are granted by the Board on the recommendation of the Compensation Committee in consultation with senior management, in the case of employees, and by the Board after consultation with the Compensation Committee in the case of executive officers, including the President and Chief Executive Officer. Stock options are intended to align executive and shareholder interests by attempting to create a direct link between compensation and shareholder return. Participation in the Corporation's stock option plan rewards overall corporate performance, as measured through the price of the Corporation's shares. In addition, the plan enables executives to develop and maintain a significant ownership position in the Corporation.

Stock options are normally awarded by the Board upon the commencement of employment with the Corporation based on the level of responsibility within the Corporation. Additional grants are made periodically to recognize the exemplary performance of, or the special contribution by, eligible individuals. An annual grant may be made to eligible individuals based on individual performance and the performance of the Corporation during the most recently completed financial year in relation to performance achieved by industry peer corporations during the comparable period.

The Corporation's stock option plan is designed to motivate executives to focus on the long term interests of the Corporation and its shareholders. Options may be exercised at the market price in effect on the date of grant and the realizable value of the executives' option grants is entirely dependent on the appreciation in the market price of the Common Shares.

Summary

The Corporation's compensation policies have allowed the Corporation to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing shareholder value. The Compensation Committee will continue to review compensation policies to ensure that they are consistent with the performance of the Corporation.

REPORT SUBMITTED BY THE COMPENSATION COMMITTEE

Mike Broadfoot
Brian Craig
J. H. T. (Jim) Riddell

Summary of Executive Compensation

The following table sets forth information concerning the compensation paid to the President and Chief Executive Officer, and the four executive officers for each of the Corporation's last three financial years of the Corporation whose salary and bonus for the financial year ended December 31, 2001 exceeded $100,000.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Donald Gray	2001	140,000	315,000	nil	990,000	nil	n/a	nil
President and Chief	2000	115,000	250,000	nil	890,000	nil	n/a	nil
Executive Officer	1999	75,000	75,000	nil	490,000	nil	n/a	nil
Roberto Bosdachin	2001	110,000	225,000	nil	403,334	nil	n/a	nil
Vice-President,	2000	66,000	65,000	nil	500,000	nil	n/a	nil
Exploration	1999	nil	nil	nil	nil	nil	n/a	nil
Darren Gee (2)	2001	92,000	120,000	nil	400,000	nil	n/a	nil
Vice-President,	2000	nil	nil	nil	nil	nil	n/a	nil
Exploration	1999	nil	nil	nil	nil	nil	n/a	nil
Lyle Skaien (3)	2001	55,000	65,000	nil	400,000	nil	n/a	nil
Vice-President,	2000	nil	nil	nil	nil	nil	n/a	nil
Operations	1999	nil	nil	nil	nil	nil	n/a	nil
Sandra Brick	2001	75,000	55,000	nil	150,000	nil	n/a	nil
Vice-President,	2000	51,000	25,000	nil	120,000	nil	n/a	nil
Finance	1999	30,000	10,000	nil	60,000	nil	n/a	nil

Notes:

(1) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the named executive officers.

(2) On March 6, 2001 Mr. Darren Gee was hired as Vice-President, Exploitation at a salary of $115,000 on an annualized basis and eligible for bonus payments.

(3) On July 9, 2001 Mr. Lyle Skaien was hired as Vice-President, Operations at a salary of $115,000 on an annualized basis and eligible for bonus payments.

Stock Options

The following table sets forth the details with respect to all options granted to Named Executive Officers during 2001.

Name	Securities Under Option	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Donald Gray	856,667	28	2.60	2.60	Feb. 7, 2006
Roberto Bosdachin	236,667	8	2.60	2.60	Feb. 7, 2006
Darren Gee	400,000	13	2.70	2.70	Feb. 21, 2006
Lyke Skaien	400,000	13	3.09	3.09	July 10, 2006
Sandra Brick	130,000	4	2.60	2.60	Feb. 7, 2006

The following table sets forth, with respect to the Named Executive Officers, the number of Unexercised Stock Options and SARs and the value of in-the-money stock options and SARs at December 31, 2001:

Name	Securities Acquired or Exercised (#)	Aggregated Value Realized ($)	Unexercised Stock Options/SARs at FY-End (#) Exercisable/ Unexercisable(2)	Value of Unexercised in-the-Money Stock Options/SARs at FY-End(1) ($) Exercisable/ Unexercisable(2)
Donald Gray	756,677	1,568,700	990,000	1,633,633
Roberto Bosdachin	333,333	761,665	403,334	859,235
Darren Gee	0	0	400,000	508,000
Lyle Skaien	0	0	400,000	352,000
Sandra Brick	100,000	202,200	150,000	247,100

Notes:

(1) Closing price on December 31, 2001 of $3.97 less exercise price.
(2) All options are currently unexercisable.

The value of the exercisable options (market value of Common Shares less exercise price) at December 31, 2001 was based upon a year-end market price of $3.97 per Common Share.

Change of Control Agreements

Each of the Named Executive Officers of the Corporation is a party to a change of control agreement. In the event of a change of control (as defined in the agreements), the executives have the right, for a period of 120 days following the event causing the change of control, to terminate the agreement and be entitled to the following payments: The President and Chief Executive Officer is entitled to a retiring allowance (less required withholdings) equal to the monthly base salary times 24 and a further retiring allowance (less required withholdings) equal to 15% of the previously calculated amount to compensate for the loss of benefits and perquisites. The Vice-President, Exploration, Vice-President, Exploitation, Vice-President, Finance and Vice-President, Operations will be entitled to a retirement allowance (less required withholdings) equal to the sum of the executives' monthly base salary times 12 plus an additional one month (or two months in case of the Vice-President, Operations) of the executives' monthly base salary for each year or part year worked for the Corporation, provided that the retiring balance shall not exceed the executives' monthly base salary times 18, and a further retiring allowance equal to 15% of the amount previously calculated to compensate the executive for the loss of executive benefits and perquisites.

Directors' Compensation

In the last completed financial year of the Corporation, none of the directors of the Corporation were paid in their capacities as such. However, the directors are reimbursed for miscellaneous out-of-pocket expenses in carrying out their duties as directors. Directors of the Corporation also participate in the Corporation's stock option plan.

Indebtedness of Directors and Senior Officers

There has not been any indebtedness outstanding by directors or senior officers of the Corporation to the Corporation or its subsidiaries at any time since the commencement of the last completed financial year of the Corporation other than as described in the following table:

Name and Principal Position	Involvement of the Corporation	Largest Amount Outstanding During 2001 ($)	Amount Outstanding as at May 1, 2002 ($)
Don Gray (1) President and Chief Executive Officer	Lender	40,000	NIL

Notes:

(1) This loan was made to Mr. Gray by the Corporation to facilitate the purchase of Common Shares pursuant to the Corporation's 1999 rights plan. The loan carried an annual interest rate of 5% and was fully repaid in February 2001.

Performance Graph

The following graph illustrates the Corporation's five year cumulative shareholder return, as measured by the closing price of the Common Shares at the end of each financial year, assuming an initial investment of $100, compared to the TSE 300 Composite Total Return Index and the TSE Oil and Gas Producers Total Return Index, assuming the reinvestment of dividends where applicable.


Cumulative Total Return on $100 Investment Made on
December 31, 1997
(Assuming Dividends Reinvested)
2000
1750
1500
1250
1000
750
500
250
0
1997
1998
1999
2000
2001
TSE Oil and Gas Producer TRI
TSE300 TRI
Peyto

	1997	1998	1999	2000	2001
Peyto	100	100	321	1,052	1,726
TSE 300 TRI	100	97	126	152	128
TSE Oil and Gas Producer TRI	100	87	108	157	161

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following summary also addresses each of the guidelines of the TSE with respect to corporate governance including an explanation of any divergence from the stated guidelines.

The board of directors and management believes in the importance of good corporate governance and its effectiveness in promoting enhanced shareholder value. The TSE has required that listed corporations disclose their approach to corporate governance, making particular reference to the guidelines set out in the December 1994 report of the TSE Committee on Corporate Governance. When a corporation's corporate governance system differs from these guidelines, it is required to give an explanation of the differences. The guidelines contained in the TSE report are not mandatory and the TSE report recognizes that the unique characteristics of individual corporations will result in varying degrees of compliance with such guidelines. The board of directors and management will continue to monitor the current initiatives of the securities regulatory authorities in Canada with respect to corporate governance in order to ensure that our corporate governance practice complies with all applicable legal requirements.

TSE Corporate Governance Guidelines	Do we comply?	Comments
1. Board should explicitly assume responsibility for stewardship of the corporation, and specifically for: a. adoption of a strategic planning process; b. identification of principal risks of the corporation's business and ensure the implementation of appropriate risk-management systems; c. succession planning and monitoring senior management; d. communication policy; and e. integrity of internal control and management systems.	Yes	The board has full plenary powers and the statutory responsibilities to oversee the conduct of our business and to supervise management which is responsible for the day-to-day conduct of our business. The board's fundamental objectives are to enhance and preserve long term shareholder value and to ensure that we meet our objectives on an ongoing basis. The board has acknowledged its responsibility for our stewardship, including responsibility for: • the appointment of executive officers and for succession planning; • the identification of our principal business risks and ensuring the implementation of appropriate systems to manage these risks; • the approving of all financings and significant acquisitions or dispositions; • ensuring the implementation and integrity of our internal control and management information systems; • approval and monitoring our strategic planning; • monitoring compliance with all significant policies and procedures and applicable laws and regulations; and • ensuring timely and accurate reporting to shareholders of financial and other matters in accordance with applicable law.
2. Majority of directors should be unrelated.	Yes	Four of the six members of the board are unrelated.
3. Disclose for each director whether he or she is related, and how that conclusion was reached.	Yes	Mr. Braund and Mr. Gray are considered "inside" and "related" directors as they hold the position of Chairman and President and CEO, respectively. All of the other directors are considered to be "outside" and "unrelated" directors as they have no business relationship with us, that are material to either the Corporation or the director.
4. Appoint a committee composed exclusively of non-management directors, the majority of whom are unrelated, with the responsibility of proposing new board nominees and assessing directors.	No	This function is handled by the board of directors as a whole.
5. Implement a process for assessing the effectiveness of the board, its committees and individual directors.	No	The board of directors periodically assesses the effectiveness of the board, its committees and the individual directors.
6. Provide orientation and education programs for new directors.	Yes	We provide orientation to new directors on an *ad hoc* basis upon them being invited to join the board of directors based upon the directors background and

	TSE Corporate Governance Guidelines	Do we comply?	Comments
			knowledge of our operations.
7.	Examine the size of the board with a view to effectiveness and consider reducing the size of the Board.	Yes	The board of directors periodically examines the size of the board with respect to the view of its effectiveness. The board of directors believes that its current size is appropriate at this time.
8.	Review compensation of directors in light of risks and responsibilities.	Yes	The board of directors annually reviews the compensation of directors.
9.	a. Committees should generally be composed of non-management directors; and	Yes	All committees of the board are composed exclusively of non-management directors.
b.	a majority of committee members should be unrelated.	Yes	All committees have a majority of unrelated directors.
10.	Appoint a committee responsible for approach to corporate governance issues.	No	Given the size of the board of directors we believe that these matters can be handled by the board as a whole.
11.	a. Define limits to management's responsibilities by developing mandates for: • the board; and • the CEO.	Yes	The President and CEO is accountable to the board for meeting corporate objectives. The board has delegated to the President and CEO the responsibility for the day-to-day management of our business, subject to compliance with plans and objectives approved from time to time by the board.
b.	The board should approve the CEO's corporate objectives.	Yes	All plans and corporate objectives are approved by the board.
12.	Establish procedures to enable the board to function independently of management.	No	The board has functioned, and is of the view that it can continue to function, independently of management. Given our size and the nature of our business, the board does not believe that it is necessary to appoint a Chairman who is not a member of management and who is an "outside" and "unrelated" director. The board and any committee can meet in the absence of management at their discretion.
13.	a. Establish an audit committee with a specifically defined mandate.	Yes	The board has established an audit committee which is responsible for reviewing audit functions and the preparation of financial statements and reviewing and recommending for approval to the board all public disclosure information such as financial statements and prospectuses. The audit committee also ensures that management has effective internal control systems and meets from time to time with external auditors without management present.
b.	All members of the audit committee should be non-management directors.	Yes	All of the members of the audit committee are non-management directors.
14.	Implement a system to enable individual directors to engage outside advisors, at the corporation's expense.	Yes	Individual directors may engage outside advisors, at our expense, in appropriate circumstances.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors and senior officers of the Corporation, any shareholder who beneficially owns more than 10% of the outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction within the last fiscal year and in any proposed transaction which has materially affected or would materially affect the Corporation.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest of any director or nominee for director, or senior officer or anyone who has held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement has been approved by the Directors of the Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED May 1, 2002

PEYTO EXPLORATION & DEVELOPMENT CORP.

(signed) "*Donald T. Gray*"
President and Chief Executive Officer

(signed) "*Sandra Brick*"
Vice President, Finance

SCHEDULE "A"

PEYTO EXPLORATION & DEVELOPMENT CORP.

2002 SHARE OPTION PLAN

1. Purpose of Plan

The purpose of this plan (the "Plan") is to develop the interest of officers, directors and employees of Peyto Exploration & Development Corp. and its subsidiaries (collectively, the "Corporation") and other persons who provide ongoing management or consulting services to the Corporation in the growth and development of the Corporation by providing them with the opportunity through share purchase options to acquire an increased proprietary interest in the Corporation.

2. Administration

The Plan shall be administered by the Board of Directors of the Corporation, or if appointed, by a committee of directors appointed from time to time by the Board of Directors of the Corporation pursuant to rules of procedure fixed by the Board of Directors (such committee, or if no such committee is appointed, the Board of Directors of the Corporation is hereinafter referred to as the "Committee").

3. Granting of Options

The Committee may from time to time designate directors, officers or employees of the Corporation and its subsidiaries or any other Insider of or Service Provider to the Corporation (collectively, the "Optionees") to whom options ("Options") to purchase Common Shares of the Corporation ("Shares") may be granted and the number of Shares to be optioned to each, provided that:

(a) the total number of Shares issuable pursuant to the Plan shall not exceed 4,314,262 Shares (the "Share Maximum"), subject to the adjustment as set forth in Section 9 hereof and the other provisions hereof; provided further that the Board of Directors of the Corporation shall have the right, from time to time, to increase the Share Maximum subject to all applicable regulatory approvals and approval of the shareholders of the Corporation, if required by applicable regulatory authorities;

(b) the number of Shares reserved for issuance to any one Optionee shall not exceed 5% of the aggregate number of issued and outstanding Shares; and

(c) the maximum number of Shares reserved for issuance pursuant to Options granted to Insiders at any time may not exceed 10% of the number of Outstanding Common Shares;

(d) the maximum number of Shares which may be issued to Insiders, within a one-year period, may not exceed 10% of the number of Outstanding Common Shares; and

(e) the maximum number of Shares which may be issued to any one Insider and the Associates of such Insider, within a one-year period, may not exceed 5% of the number of Outstanding Common Shares,

provided that for the purposes of paragraphs (c) through (e) inclusive, an entitlement granted prior to the grantee becoming an Insider may be excluded in determining the number of Shares issuable to Insiders.

The Shares that are reserved for issuance on exercise of Options granted pursuant to this Plan that are cancelled, terminated or expire in accordance with the terms of the Plan prior to the exercise of all or a portion thereof shall be available for a subsequent grant of Options pursuant to this Plan to the extent of any Shares issuable thereunder that are not issued under such cancelled, terminated or expired Options.

4. Vesting

The Committee may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, acceleration of vesting (including, without limitation, in the case of a takeover bid or other change of control) or that no vesting restriction shall exist. In the absence of any determination by the Committee as to vesting, vesting shall be as to one-third on each of the first, second and third anniversaries of the date of grant.

5. Exercise Price

The exercise price (the "Exercise Price") of any Option shall be fixed by the Committee when such Option is granted, provided that such price shall not be less than the current market price (the "Current Market Price") of the Shares. For this purpose, "Current Market Price" shall mean the closing trading price per Share on The Toronto Stock Exchange (or if the Shares are not listed on either of such Exchange on such stock exchange as the Shares are then traded) on the last trading day preceding the date of grant on which there was a closing price or, if the Shares are not listed on any stock exchange a price determined by the Committee.

6. Option Terms

The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring acceleration of rights of exercise, be such period as may be determined by the Committee at the time of grant provided that no Option may be exercised beyond 5 years from the date of grant. Each Option shall, among other things, contain provisions to the effect that the Option shall be personal to the Optionee (except as provided herein). In addition, each Option shall provide that:

(a) upon the death of the Optionee, the option shall terminate on the date determined by the Committee which shall not be more than six months from the date of death; and

(b) if the Optionee shall no longer be a director or officer of, be in the employ of or be providing ongoing management or consulting services to the Corporation, the Option shall terminate on the expiry of the period (the "Termination Date") not in excess of 30 days prescribed by the Committee at the time of grant, following the date that the Optionee ceases to be a director, officer or employee of the Corporation, or ceases to provide ongoing management or consulting services to the Corporation, as the case may be;

provided that the number of Common Shares that the Optionee (or his heirs or successors) shall be entitled to purchase until the Termination Date shall be the number of Common Shares which the Optionee was entitled to purchase on the date of death or the date the Optionee ceased to be an officer, director or employee of, or ceased providing ongoing management or consulting services to, the Corporation, as the case may be.

An Option shall be non-assignable and non-transferable by the Optionee otherwise than by will or the laws of descent and distribution. Notwithstanding the foregoing, the Optionee may transfer the Option (or any part thereof) to (i) the Optionee's spouse, minor children or minor grandchildren (collectively or individually, a "Family Member"), (ii) a family trust (if the Optionee is a trustee and no person, other than the Optionee or a Family Member, is a beneficiary), (iii) a corporation in which the Optionee directly or indirectly controls more than 50% of the votes and all the minority shareholders are Family Members, or (iv) a registered retirement savings plan of the Optionee or of a Family Member, provided that, in any such case, the transfer is permitted by, and is effected in accordance with, the then applicable policies of applicable regulatory authorities. Subsequent to any such permitted transfer, the transferred Options shall nevertheless be deemed, for purposes of the Plan, to continue to be held by the Optionee and shall continue to be subject to the terms and conditions of the Plan as if the Optionee remained the sole holder thereof.

7. Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the shares then being purchased.

8. Payment of Intrinsic Value of Options in Lieu of Exercise

Upon exercise of any Options granted under the Plan, the Corporation and the Optionee may mutually agree that the Corporation may pay (subject to any applicable withholding tax) the Intrinsic Value of all or any of the Options exercised to the Optionee in consideration for disposition of the Optionee of the right to receive Shares pursuant to such Options and the termination thereof, which amount may be paid, at the election or deemed election of the Optionee, in cash or in Shares, as provided herein. If the Corporation and the Optionee so mutually agree to the disposition by the Optionee and the termination of all or a portion of the right to receive Shares pursuant to the Options exercised the Corporation shall provide notice to the Optionee that the Optionee shall have a period of not less than 5 days to elect to receive cash or Shares in payment of the Intrinsic Value (and notice that if the Optionee does not elect within such period of time to receive cash or Shares, whether the Optionee will be deemed to have elected to receive cash or Shares). Following the election or deemed election of the Optionee to receive cash or Shares in respect of the Intrinsic Value, the Corporation shall, if the Intrinsic Value is payable in cash, cause a cheque to be issued payable to the Optionee (or as the Optionee may direct) or if the Intrinsic Value is payable in Shares, cause a certificate representing the Shares to be issued in the name of the Optionee (or as the Optionee may direct) to be sent by pre-paid mail or delivered to the Optionee within ten days of exercise of the applicable Options. If the Optionee elects or is deemed to have elected to receive all or any part of the Intrinsic Value in Shares, the number of Shares to be issued shall be determined by dividing the Intrinsic Value of the Options to be terminated and paid for in Shares divided by the weighted average price per share for the Shares for the five consecutive trading days ending on the last trading day preceding the effective date of exercise of the Options on The Toronto Stock Exchange (or if the Shares are not listed on either of such Exchanges on such stock exchange as the Shares are then traded), such weighted average price to be determined by dividing the aggregate sale price of all Shares sold on the said exchange during the said five consecutive trading days by the total number of Shares so sold. Upon such payments being made, the Options which the Corporation has elected to cause the disposition thereof shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

9. Mergers, Amalgamation and Sale

If the Corporation shall become merged (whether by plan of arrangement or otherwise) or amalgamated within or with another corporation or shall sell the whole or substantially the whole of its assets and undertakings for shares or securities of another corporation, the Corporation shall, subject to this Section 9, make provision that, upon exercise of an Option during its unexpired period after the effective date of such merger, amalgamation or sale, the Optionee shall receive such number of shares of the continuing successor corporation in such merger or amalgamation or the securities or shares of the purchasing corporation as the Optionee would have received as a result of such merger, amalgamation or sale if the Optionee had purchased the shares of the Corporation immediately prior thereto for the same consideration paid on the exercise of the Option and had held such shares on the effective date of such merger, amalgamation or sale and, upon such provision being made, the obligation of the Corporation to the Optionee in respect of the Shares subject to the Option shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

10. Termination of Option in the Event of Take-Over Bid

In the event a take-over bid (as defined in the *Securities Act* (Alberta), which is not exempt from the take-over bid requirements of Part 13 of the *Securities Act* (Alberta) (or its replacement or successor provisions) shall be made for the Shares of the Corporation, the Corporation may in the agreement providing for the grant of Options herein provide that the Corporation may require the disposition of the Optionee and the termination of any obligations of the Corporation to the Optionee in respect of any Options granted by paying to the Optionee in cash the difference between the exercise price of unexercised Options and the fair market value of the securities to which the Optionee would have been entitled upon exercise of the unexercised Options on such date, which determination of fair market value shall be conclusively made by the Committee, subject to approval by the stock exchanges upon which the Shares are then listed, if required by such exchanges. Upon payment as aforesaid, the Options shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

11. Alterations in Shares

In the event, at any time or from time to time, that the share capital of the Corporation shall be consolidated or subdivided prior to the exercise by the Optionee, in full, of any Option in respect of all of the shares granted or the Corporation shall pay a dividend upon the Shares by way of issuance to the holders thereof of additional Shares, Options with respect to any shares which have not been purchased at the time of any such consolidation, subdivision or stock dividend shall be proportionately adjusted so that the Optionee shall from time to time, upon the exercise of an Option, be entitled to receive the

number of shares of the Corporation he would have held following such consolidation, subdivision or stock dividend if the Optionee had purchased the shares and had held such shares immediately prior to such consolidation, subdivision or stock dividend. Upon any such adjustments being made, the Optionee shall be bound by such adjustments and shall accept the terms of such Options in lieu of the Options previously outstanding.

12. Option Agreements

A written agreement will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Shares subject to Option, the Exercise Price, provisions as to vesting and expiry and any other terms approved by the Committee, all in accordance with the provisions of this Plan. The agreement will be in such form as the Committee may from time to time approve or authorize the officers of the Corporation to enter into and may contain such terms as may be considered necessary in order that the Option will comply with this Plan, any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen and the rules of any regulatory body having jurisdiction over the Corporation.

13. Regulatory Authorities Approvals

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. Any Options granted prior to such approval shall be conditional upon such approval being given and no such Options may be exercised unless such approval, if required, is given.

14. Amendment or Discontinuance of the Plan

The Committee may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of the Optionee, alter or impair any Option previously granted to an Optionee under the Plan and provided further that any amendment to the Plan should be subject to prior approval of any stock exchange on which the Shares are listed, as required by such exchange, and approval of the shareholders of the Corporation if required by such exchange.

15. Shares Duly Issued

Shares issued upon the exercise of an Option granted hereunder will be validly issued and allotted as fully paid and non-assessable upon receipt by the Corporation of the Exercise Price therefore in accordance with the terms of the Option and the issuance of Shares thereunder will not require a resolution or approval of the Board of Directors of the Corporation.

16. Options to Other Persons and Entities

The provisions herein in respect of the grant of Options shall apply, with the appropriate modifications, to the grant of Options to any person or other entity to whom an Option could have been transferred as provided in the last paragraph of Section 6 hereof, in which case the Option shall nevertheless be deemed, for purposes of the Plan, to be held by the person that is the Service Provider to the Corporation in respect of such person or other entity to whom the Option is actually granted and the Options shall continue to be subject to the terms and conditions of the Plan as if the Service Provider remained the sole holder thereof.

17. Definitions

In this Plan, capitalized terms not otherwise defined in this Plan have the following meanings:

(a) "Associate" has the meaning ascribed thereto in the *Securities Act* (Ontario) as from time to time amended, supplemented or re-enacted;

(b) "Common Shares" means the common shares of the Corporation;

(c) "Insider" of the Corporation means:

(i) an insider as defined in the *Securities Act* (Ontario) as from time to time amended, supplemented or re-enacted, other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Corporation, and

(ii) an Associate of any person who is an insider by virtue of paragraph i.;

(d) "Intrinsic Value" means, in respect of each Share subject to an Option, an amount equal to the difference between:

(i) the weighted average price per share for the Shares for five consecutive trading days ending on the last trading day preceding the date in question on The Toronto Stock Exchange (or if the Shares are not listed on The Toronto Stock Exchange on such stock exchange as the Shares are then traded) such weighted average price to be determined by dividing the aggregate sale price of all Shares sold on the said exchange during the said five consecutive trading days by the total number of Shares so sold; and

(ii) the exercise price of the Options;

(e) "Outstanding Common Shares" at the time of any share issuance or grant of stock Options means the aggregate number of Shares that are outstanding immediately prior to the share issuance or grant of stock Options in question on a non-diluted basis, excluding Shares issued pursuant to Share Compensation Arrangements over the preceding one-year period, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including, if listed thereon, The Toronto Stock Exchange;

(f) "Service Provider" means:

(i) an employee or Insider of the Corporation; and

(ii) any other person or company engaged to provide on-going management or consulting services for the Corporation or any entity controlled by the Corporation;

(g) "Share Compensation Arrangement" means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of shares to one or more Service Providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guaranty or otherwise; and

(h) "subsidiary" has the meaning ascribed thereto in the *Securities Act* (Ontario) as from time to time amended, supplemented or re-enacted.

18. Effective Date

This amended and restated Plan is effective as of May 1, 2002.

(signed) "*Donald T. Gray*"
Donald T. Gray
President and Chief Executive Officer

03 DEC 30 AM 7:21

PEYTO EXPLORATION & DEVELOPMENT CORP.

Instrument of Proxy
For Annual and Special Meeting of Shareholders

The undersigned shareholder of Peyto Exploration & Development Corp. (the "Corporation") hereby appoints Rick Braund, Chairman of the Corporation or, failing him, Donald T. Gray, President and Chief Executive Officer of the Corporation, both of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ____, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the shareholders of the Corporation (the "Meeting"), to be held on June 6, 2002 and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1. **FOR** ☐ **or AGAINST** ☐ fixing the number of directors to be elected at the Meeting at six;

2. **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the election of directors as specified in the Information Circular – Proxy Statement of the Corporation dated May 1, 2002;

3. **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the appointment of Ernst and Young LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and the authorization of the directors to fix their remuneration as such;

4. **FOR** ☐ **or AGAINST** ☐ the ordinary resolution approving and ratifying the 2002 share option plan of the Corporation; and

5. At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of the Corporation. The shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each shareholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a shareholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

The undersigned herby revokes any proxies heretofore given.

Dated this _____ day of ____________, 2002.

____
(signature of shareholder)

____
(name of shareholder – please print)

NOTES:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Corporation's Secretary, c/o Computershare Trust Company of Canada, Suite 600, Western Gas Tower, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that meeting.

PEYTO EXPLORATION & DEVELOPMENT CORP.
Notice of Annual and Special Meeting of Shareholders

TO: THE SHAREHOLDERS OF PEYTO EXPLORATION & DEVELOPMENT CORP.

TAKE NOTICE that an Annual and Special Meeting (the "Meeting") of the shareholders of Peyto Exploration & Development Corp. (the "Corporation") will be held at the Imperial Room at the Hyatt Regency Calgary, 700 Centre Street South, Calgary, Alberta on Thursday, the 6th day of June, 2002 at 2:30 p.m. (Calgary time) for the following purposes:

1. To receive and consider the consolidated financial statements of the Corporation for the year ended December 31, 2001 and the auditors' report thereon;

2. To fix the number of directors to be elected at the Meeting at six;

3. To elect directors;

4. To appoint auditors and to authorize the directors to fix their remuneration as such;

5. To consider and, if thought fit, pass an ordinary resolution to approve the 2002 share option plan of the Corporation; and

6. To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with the Secretary of the Corporation, c/o Computershare Trust Company of Canada, Suite 600, Western Gas Tower, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

Shareholders are cautioned that the use of the mails to transmit proxies is at each shareholder's risk.

The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on May 1, 2002 (the "Record Date"). Only shareholders of the Corporation of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares establishes ownership of such shares and demands, not later than 10 days prior to the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

DATED at Calgary, Alberta, this 1st day of May, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "*Donald T. Gray*"
President and Chief Executive Officer

Computershare

530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

May 06, 2002

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

Dear Sirs:

Subject: **Peyto Exploration & Development Corp.**

We confirm that the following material was sent by pre-paid mail on May 03, 2002 to the registered shareholders of common shares of the subject Corporation:

1. 2001 Annual Report
2. Notice of Meeting / Information Circular
3. Proxy
4. Proxy Return Envelope

We further confirm that copies of the above mentioned material were sent by courier, together with Supplemental Mail List Cards, on May 03, 2002 to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"
Amanda Jones
Assistant Account Manager
Stock Transfer Services

Cc: Peyto Exploration & Development Corp.
Attention: Jennifer McElhoey

03 DEC 30 AM 7:21

AUDITORS' REPORT

To the Shareholders of
PEYTO Exploration & Development Corp.

We have audited the balance sheets of **PEYTO Exploration & Development Corp.** as at December 31, 2001 and 2000 and the statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Calgary, Canada
February 8, 2002

Ernst & Young (signed) Chartered Accountants

PEYTO Exploration & Development Corp.

BALANCE SHEETS

As at December 31,

	2001 $	2000 $
ASSETS		
Current		
Cash	**1,220**	53,027
Accounts receivable	**8,245,973**	11,620,928
Prepaids	**526,291**	247,053
	8,773,484	11,921,008
Property, plant and equipment *[notes 4, 5 and 7]*	**121,700,469**	48,136,090
	130,473,953	60,057,098
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**13,113,286**	19,477,534
Capital taxes payable	**245,360**	68,804
	13,358,646	19,546,338
Long-term debt *[note 7]*	**58,945,472**	13,199,728
Future site restoration	**202,322**	117,845
Future income taxes *[note 9]*	**18,349,387**	6,884,091
	77,497,181	20,201,664
Shareholders' equity		
Share capital *[note 8]*	**16,336,504**	14,551,045
Retained earnings	**23,281,622**	5,758,051
	39,618,126	20,309,096
	130,473,953	60,057,098

See accompanying notes

Approved on behalf of the Board:

Director Director



Steve Chetner (signed) Don Gray (signed)

PEYTO Exploration & Development Corp.

STATEMENTS OF EARNINGS AND RETAINED EARNINGS

For the year ended December 31,

	2001 $	2000 $
REVENUE		
Petroleum and natural gas sales, net	**41,181,322**	15,339,262
Interest and other income	**12,422**	2,335
	41,193,744	15,341,597
EXPENSES		
Operating *[note 6]*	**2,082,511**	1,276,749
General and administrative	**1,588,903**	932,185
Interest	**1,779,212**	605,334
Depletion, depreciation and site restoration	**6,475,181**	1,851,170
	11,925,807	4,665,438
Earnings before taxes	**29,267,937**	10,676,159
Future income tax expense *[note 9]*	**(11,503,696)**	(4,701,141)
Capital tax expense	**(240,670)**	(68,804)
Earnings for the year	**17,523,571**	5,906,214
Retained earnings (deficit), beginning of year	**5,758,051**	(148,163)
Retained earnings, end of year	**23,281,622**	5,758,051
Earnings per share *[notes 3 and 8]*		
Basic	**0.42**	0.18
Diluted	**0.41**	0.17

See accompanying notes

PEYTO Exploration & Development Corp.

STATEMENTS OF CASH FLOWS

For the year ended December 31,

	2001 $	2000 $
Cash provided by (used in)		
OPERATING ACTIVITIES		
Earnings for the year	**17,523,571**	5,906,214
Items not requiring cash		
Future income taxes	**11,503,696**	4,701,141
Depletion, depreciation and site restoration	**6,475,181**	1,851,170
Funds from operations	**35,502,448**	12,458,525
Change in non-cash working capital related to operating activities *[note 11]*	**1,595,406**	(5,804,009)
	37,097,854	6,654,516
FINANCING ACTIVITIES		
Issue of common shares, net of costs	**1,747,057**	7,430,474
Increase in long-term debt	**45,745,744**	12,049,728
	47,492,801	19,480,202
INVESTING ACTIVITIES		
Additions to property, plant and equipment	**(79,955,081)**	(39,460,559)
Net change in non-cash working capital related to investing activities *[note 11]*	**(4,687,381)**	12,391,995
Cash acquired in acquisition of Largo Petroleum Inc. *[note 4]*	**—**	543,148
	(84,642,462)	(26,525,416)
Net decrease in cash	**(51,807)**	(390,698)
Cash, beginning of year	**53,027**	443,725
Cash, end of year	**1,220**	53,027
Funds from operations per share *[notes 3 and 8]*		
Basic	**0.85**	0.37
Diluted	**0.84**	0.36

See accompanying notes

PEYTO Exploration & Development Corp.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

1. NATURE OF OPERATIONS

PEYTO Exploration & Development Corp. (hereafter "PEYTO" or the "Corporation") was incorporated under the Business Corporations Act of Alberta and its principal business activity is the exploration for and production of petroleum and natural gas in Western Canada. PEYTO is listed on the Toronto Stock Exchange under symbol "PEY".

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and a summary of accounting policies follows:

a) Joint operations

The Corporation conducts substantially all of its petroleum and natural gas exploration and production activities jointly with others and, accordingly, these financial statements reflect only the Corporation's proportionate interest in such activities.

b) Property, plant and equipment

(i) Capitalization of costs

The Corporation follows the full cost method of accounting for its petroleum and natural gas operations. All costs related to the exploration for and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisition costs, geological and geophysical expenses and costs of drilling both productive and non-productive wells. All general and administrative costs are expensed as incurred.

Proceeds from the disposal of properties would usually be applied against capitalized costs, without any gain or loss being realized, unless the disposal results in a change in the depletion rate of greater than 20% in which case a gain or loss on disposal will be recorded.

(ii) Depletion and depreciation

Depletion of petroleum and natural gas properties and depreciation of production equipment is provided using the unit-of-production method based upon estimated gross proved petroleum and natural gas reserves as determined by independent engineers. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Depreciation of gas plants and related facilities is calculated on a straight-line basis over a 20 year term.

Office furniture and equipment are depreciated over their estimated useful lives at declining balance rates between 20% and 30%.

(iii) Ceiling test

In applying the full cost method, the Corporation calculates a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net revenue from the production of gross proved reserves. Net revenue is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Any reduction in value as a result of the ceiling test will be charged to earnings as additional depletion and depreciation.

c) Future site restoration and abandonment costs

Estimated future costs relating to site restoration and abandonment of petroleum and natural gas properties and related facilities are accrued on a unit of production basis over the life of gross proved reserves. Costs are estimated, net of expected recoveries, based upon current prices, technology and industry standards. The annual provision is accounted for as part of depletion, depreciation and site restoration expense. The accumulated provision is classified as a non-current liability and actual expenditures will be charged against the accumulated provision as incurred.

d) Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The estimated tax benefits transferred to shareholders are recorded as future income taxes and reduced share capital is recorded when the expenditures are incurred and renounced.

e) Financial instruments

The Corporation utilizes commodity price derivative instruments to hedge its exposure to fluctuations in oil and gas pricing. Gains and losses relating to derivative instruments that meet hedge criteria are recognized as part of petroleum and natural gas sales concurrently with the hedged transaction. The fair value of these contracts is not reflected in the financial statements.

f) Measurement uncertainty

The amount recorded for depletion of property, plant and equipment, the provision for site restoration costs and the ceiling test calculation are based on estimates of gross proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

g) Future income taxes

The Corporation follows the liability method of tax allocation. Under this method future income tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

h) Stock based compensation plan

The Corporation has a stock based compensation plan, which is described in note 8. As options are issued at current market value, the option has no intrinsic value, therefore no compensation expense is recorded when the options are granted. Consideration paid by employees or directors on the exercise of stock options is credited to share capital.

3. CHANGE IN ACCOUNTING FOR PER SHARE AMOUNTS

Effective January 1, 2001, the Corporation adopted the new Canadian Institute of Chartered Accountants' recommendations for determining per share amounts. The new standard utilizes the treasury stock method in the determination of diluted per share amounts. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of outstanding in the money options are used to purchase shares of the Corporation at their average market price for the period. Comparative per share amounts for 2000 have been restated.

Prior to the adoption of the new recommendation, diluted per share amounts were determined using the imputed earnings method.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

4. BUSINESS ACQUISITIONS

During 2000, the Corporation acquired Largo Petroleum Inc. This transaction was accounted for using the purchase method of accounting whereby assets acquired and liabilities assumed are recorded at fair values. The investee's operating results were included in the financial statements from the closing date of purchase. The fair values of the net assets acquired are as follows:

	2000 $
Assets acquired:	
Current assets, including cash of $543,148	861,145
Property, plant and equipment	1,184,063
Due from shareholder	125,000
Current liabilities	(143,772)
Future site restoration costs	(45,309)
Fair value of net assets acquired	1,981,127
Consideration	
6,603,755 common shares	1,981,127

On January 1, 2001 Largo Petroleum Inc. was amalgamated with the Corporation.

5. PROPERTY, PLANT AND EQUIPMENT

	2001 $	2000 $
Property, plant and equipment	**130,693,300**	50,784,483
Office furniture and equipment	**220,347**	174,081
	130,913,647	50,958,564
Accumulated depletion and depreciation	**(9,213,178)**	(2,822,474)
	121,700,469	48,136,090

At December 31, 2001, costs of $13,575,000 (2000 - $8,250,000) related to undeveloped land have been excluded from the depreciation calculation.

For the year ended December 31, 2001, the Corporation charged $84,477 (2000 - $62,200) to expense for future site restoration.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

6. OPERATING EXPENSES

The Corporation's operating expenses include all costs with respect to day-to-day well and facility operations and the cost of transportation of natural gas. Processing and gathering income related to joint venture and third party gas is included in operating expenses.

	2001	***2000***
	$	$
Field expenses	**1,938,831**	927,382
Transmission	**1,135,728**	499,832
Processing and gathering income	**(992,048)**	(150,465)
Total operating costs	**2,082,511**	1,276,749

7. LONG-TERM DEBT

The Corporation has a revolving operating credit facility to a maximum of $60,000,000. Outstanding amounts on this facility bear interest at bank prime and are due on demand. At December 31, 2001, the Corporation had drawn $58,945,472 on the facility. As collateral, the Corporation has provided a general security agreement with a floating charge on land registered in Alberta. The bank has stated that provided there is no adverse change in the Corporation's financial position, it is not their intention to call for repayment of the loan prior to December 31,2002. Accordingly the loan is classified as long-term.

On January 31, 2002 the credit facility was increased to an operating line of $65,000,000.

8. SHARE CAPITAL

Authorized

Unlimited number of common voting shares
Unlimited number of preferred shares, issuable in series

Issued - Common shares

	Number of Shares	Amount $
Balance, December 31, 1999	24,526,642	5,041,613
Exercise of stock options	370,667	101,667
Flow-though shares issued	2,100,000	4,630,000
Redemption of debenture (b)	4,500,000	2,700,000
Issued for property acquisition (a)	1,650,000	2,145,000
Issued for shares in Largo Petroleum Inc. (note 4)	6,603,755	1,981,127
Issued for cash by private placement	48,000	40,800
Tax benefits transferred to shareholders	—	(2,065,906)
Share issue costs, net of associated tax benefits	—	(23,256)
Balance, December 31, 2000	39,799,064	14,551,045
Exercise of stock options	2,017,667	1,013,657
Flow-through shares issued	183,000	823,500
Share issue costs, net of associated tax benefits	—	(51,698)
Balance, December 31, 2001	41,999,731	16,336,504

a) The Corporation purchased seven unconnected gas wells that it currently operates and some strategic undeveloped land for total consideration of $3,268,435, consisting of 1,650,000 common shares at a prescribed price of $1.30 per share and $1,123,435 cash.

b) On January 24, 2000 the Corporation issued a $2,700,000 convertible subordinated secured debenture due December 1, 2004 and bearing interest at 3.0% per annum. The debenture was subsequently converted into common shares on August 25, 2000 at a price of $0.60 per share.

Stock Options

The Corporation has a director and employee stock option plan. The number of common shares reserved for issuance at any one time shall not exceed 4,178,005 shares subject to shareholder and regulatory approval. The exercise price of an option is set at the market price of the common shares at the date of grant. Options vest over three years and have terms of 5 years.

The Corporation has the following options outstanding:

Grant Date	Expiry Date	Price	2001
January 10, 2000	January 10, 2005	$0.48	**10,000**
January 18, 2000	January 18, 2005	$0.52	**210,000**
February 14, 2000	February 14, 2005	$0.56	**60,000**
April 27, 2000	April 27, 2005	$0.76	**166,667**
May 16, 2000	May 16, 2005	$0.90	**15,000**
August 9, 2000	August 9, 2005	$1.16	**30,000**
August 31, 2000	August 31, 2005	$1.40	**60,000**
February 7, 2001	February 7, 2006	$2.60	**1,347,334**
February 14, 2001	February 14, 2006	$2.70	**451,333**
February 21, 2001	February 21, 2006	$2.70	**400,000**
March 13, 2001	March 13, 2006	$3.00	**120,000**
July 10, 2001	July 10, 2006	$3.09	**440,000**
		$2.39	**3,310,334**

	2001		2000	
	Options	**Weighted – Average Exercise Price**	**Options**	**Weighted-Average Exercise Price**
Opening	**2,987,000**	**$0.63**	1,305,000	$0.19
Granted	**3,095,334**	**$2.71**	2,292,000	$0.79
Exercised	**(2,017,667)**	**$0.48**	(370,667)	$0.27
Cancelled	**(754,333)**	**$1.82**	(239,333)	$0.33
Closing	**3,310,334**	**$2.39**	2,987,000	$0.63

On January 14, 2002 the Corporation issued 310,000 options at an exercise price of $4.03 to employees of the Corporation with an expiration date of January 14, 2007.

Per Share Amounts

Earnings per share and funds from operations per share have been calculated based upon the weighted average number of common shares outstanding during the year of 41,585,017 (2000 - 33,706,139). The weighted average number of common shares used to determine diluted per share amounts in 2001 was 42,376,285 (2000 – 34,953,915).

9. INCOME TAXES

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial corporate tax rates to earnings before income taxes. The majority of these differences are explained as follows:

	2001 $	2000 $
Income before income taxes	**29,267,937**	10,676,159
Statutory income tax rate	**42.62%**	44.62%
Expected income taxes	**12,473,995**	4,763,702
Increase (decrease) in income taxes from:		
Non-deductible crown charges	**4,531,513**	2,059,083
Resource allowance	**(5,002,401)**	(1,914,739)
Corporate income tax rate change	**(317,788)**	(11,865)
Attributed Canadian royalty income	—	(183,231)
Other	**(181,621)**	(11,809)
Income tax expense	**11,503,696**	4,701,141

The net future tax liability comprises:

	2001 $
Differences between tax base and reported amounts of depreciable assets	**19,298,651**
Provision for future site restoration	**(86,230)**
Tax loss carryforwards recognized	**(144,203)**
ACRI carryforwards recognized	**(178,464)**
Resource Allowance & Crown Lease Rentals rate reductions	**(564,370)**
Share issue costs	**(92,879)**
Other	**116,883**
	18,349,387

10. FINANCIAL INSTRUMENTS

Financial instruments of the Corporation consist of cash, accounts receivable, accounts payable and accrued liabilities and long term debt. As at December 31, 2001 there are no significant differences between their carrying values and their estimated market values.

The Corporation is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Corporation enters into these contracts for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of natural gas commodity process by locking in a minimum and maximum forward price.

A summary of contracts outstanding with respect to the hedging activities at December 31, 2001 were as follows:

Natural gas collar referenced to AECO index

Period Hedged	Daily Volume	Floor	Ceiling
November 1, 2001 to April 1, 2002	2,000 gigajoules	$6.00/gigajoule	$10.55/gigajoule
November 1, 2001 to April 1, 2002	2,000 gigajoules	$6.00/gigajoule	$10.80/gigajoule
November 1, 2001 to April 1, 2002	2,000 gigajoules	$6.00/gigajoule	$10.10/gigajoule
November 1, 2001 to April 1, 2002	2,500 gigajoules	$3.50/gigajoule	$5.80/gigajoule
April 1, 2002 to November 1, 2002	3,500 gigajoules	$3.50/gigajoule	$5.75/gigajoule

Based on dealer quotes, had these contracts been closed on December 31,2001, the Corporation would have realized a gain of $1,368,290.

11. CHANGE IN NON-CASH WORKING CAPITAL

Changes in non-cash working capital balances are comprised of the following:

	2001 $	2000 $
Accounts receivable	**3,374,955**	(10,329,860)
Prepaids	**(279,238)**	(166,707)
Accounts payable and accrued liabilities	**(6,364,248)**	17,015,749
Capital taxes payable	**176,556**	68,804
	(3,091,975)	6,587,986
Attributable to investing activities	**(4,687,381)**	12,391,995
	1,595,406	(5,804,009)
Cash interest paid during the year	**1,779,212**	530,449
Cash taxes paid during the year	**64,114**	—

03 DEC 30 AM 7:21

c7391
r f BC-Peyto-Q4-results 03-04 6260
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Peyto Exploration & Development Corp. Announces Fourth Quarter and 2001 Annual Report to Shareholders

SYMBOL: PEY - TSE

CALGARY, March 4 /CNW/ - PEYTO Exploration & Development Corp. is an oil and gas company with a track record of successful strategies, teamwork and action. We are proud of our achievements and pleased to present this annual report on operating and financial results for the fourth quarter and the full fiscal year 2001.

Peyto was founded in November 1998 as an exploration and development company focused on generating value per share by finding, developing and producing long term gas reserves in west central Alberta. Maintaining this focus, at year end over 95% of Peyto's assets were long term and located in the Edson/Sundance area of Alberta, Canada.

Year End Review

Production for the year averaged 20.5 mmcf of natural gas and 785 barrels of oil and natural gas liquids per day. Production gains and lower operating costs combined to increase cash flow from operations from $12.5 million in 2000 to $35.5 million in 2001. Earnings increased from $5.9 million in 2000 to $17.5 million in 2001. Product prices averaged $5.81 per mcf for gas and $30.52 per barrel for oil and natural gas liquids. Operating costs decreased from $3.76 to $2.01 per barrel of oil equivalent ("boe", natural gas converted on a 10:1 basis throughout). As a result of the lower average product prices, the field netback realized was down 9% to $37.79 per boe. Comparative operational and financial data is presented in the following table.

<<

	3 Months Ended Dec. 31		%	12 Months Ended Dec. 31		%
	2001	2000	Change	2001	2000	Change
Operations						
Production						
Oil & NGLs (bbl/d)	1,222	348	251	785	248	217
Natural gas (mcf/d)	30,175	9,590	215	20,501	6,822	201
Barrels of oil equivalent (boe/d (at) 10:1)	4,240	1,307	224	2,835	930	205
Average product prices						
Oil & NGLs ($/bbl)	23.84	43.92	(46)	30.52	39.92	(24)
Natural gas ($/mcf)	4.32	9.16	(53)	5.81	6.56	(11)
Average operating expenses ($/boe)	2.31	3.81	(39)	2.01	3.76	(47)
Field Netback ($/boe)	29.08	56.63	(49)	37.79	41.41	(9)
Financial ($000)						
Revenue	14,679	9,486	55	52,247	19,954	162
Royalties (net of ARTC)	2,437	2,219	10	11,066	4,614	140
Funds from operations	9,546	5,947	61	35,502	12,458	185
Net earnings (loss)	4,969	2,947	69	17,524	5,906	197
Capital expenditures	22,029	19,821	11	79,955	43,586	83
As at December 31						
Working capital deficiency ($000)				4,585	7,625	(40)
Long term debt ($000)				58,945	13,200	347
Common shares						

outstanding (000)				41,999	39,799	6
Weighted average shares outstanding (000)				41,585	33,706	23
Per share data ($/share)						
Funds from operations						
Basic	0.23	0.17	35	0.85	0.37	130
Diluted	0.22	0.16	38	0.84	0.36	133
Earnings						
Basic	0.12	0.09	33	0.42	0.18	133
Diluted	0.12	0.07	71	0.41	0.17	141

>>

Proven developed reserves at year end increased to 18.8 million boes at a finding and development cost of $6.58 per boe. During 2001 we were successful in converting the majority of our 2000 probable reserves (ie. drilling locations) to the proven developed category. We have taken the proactive approach by not allocating any proven reserve designation to undeveloped property, and accordingly had no proven undeveloped reserves booked at year end 2000 or 2001. The percentage of proven producing reserves in the proven category increased year over year from 63% to 86%. Our company achieved an investment recycle ratio of 6:1 and a production replacement ratio of 17:1 for the proven developed reserves added during 2001. Proven developed reserves had a 12 year reserve life based on fourth quarter average production. Proven plus probable reserves increased 127% to 40.1 million boes at a finding and development cost of $3.40 per boe. The majority of the probable reserves booked at the end of 2001 were development gas locations in Sundance that we are currently drilling. The net present value of our proven plus probable additional petroleum and natural gas assets increased 58% from $289.2 million or $7.27 per share (discounted at 10%) in 2000 to $455.9 million or $10.85 per share in 2001. The following table summarizes the reserves and the discounted net present value of future cash flow before income tax, using variable pricing, at December 31, 2001.

<<

Reserve Category	Gas (mmcf)	Oil & NGL (mstb)	BOE at 10:1 (mstb)	Reserve Life Index (years)	NPV at 10% ($000)	10% Cash Flow Index (years)	NPV at 12% ($000)	12% Cash Flow Index (years)
Total Proven Developed	125,142	6,320	18,834	12	267,383	7	242,152	6
Proven Undeveloped	-	-	-	-	-	-	-	-
Total Proven	125,142	6,320	18,834	12	267,383	7	242,152	6
Probable Additional	143,459	6,882	21,228	14	188,523	5	160,803	5
Proven + Probable Additional	268,601	13,202	40,062	26	455,906	12	402,955	11

>>

Cash flow Index: discounted net present value divided by annualized fourth quarter 2001 cash flow

Note: Based on the Paddock Lindstrom & Associates report effective December 31, 2001

Net capital expenditures for 2001 totaled $79.9 million. Exploration and development related activity represented $51.0 million (64% of total), while expenditures on facilities, gathering systems and equipment totaled $16.6 million (21%). The following table summarizes capital expenditures and finding and development (F&D) costs for the year.

<<

Capital Expenditures			F&D Costs, $/BOE at 10:1		
Category	($000)	% of Total	Proven Developed ($/BOE)	Proven + Risked Probable ($/BOE)	Proven + Probable ($/BOE)
Land	2,750	3	0.23	0.15	0.12
Seismic	2,340	3	0.19	0.13	0.10
Drilling - Exploratory & Development	48,664	61	4.01	2.73	2.07
Production Equipment, Facilities & Pipelines	16,642	21	1.37	0.93	0.71
Acquisitions & Dispositions	9,513	12	0.78	0.53	0.40
Office Equipment	46	0	0.00	0.00	0.00
Total	79,955	100	6.58	4.47	3.40

>>

Fourth Quarter Review

Production for the fourth quarter increased 224% to 4,240 boe per day from 1,307 boe per day during the same period in 2000. Our company produced 30.2 mmcf of natural gas and 1,222 barrels of oil and natural gas liquids per day. Cash flow and earnings increased to $9.5 million ($0.23 per share) and $4.9 million ($0.12 per share), respectively. Product prices averaged $4.32 per mcf of gas and $23.84 per barrel of oil and natural gas liquids with associated operating costs of $2.31 per boe. Due to lower commodity prices, the field netback was down 49% to $29.08 per boe. Capital spending totaled $22.0 million for the quarter.

We acquired the remaining partner interest in the Sundance gas plant and associated production of 210 boe/d for a total purchase price of $8,973,321. This strategic acquisition brings our ownership in the Sundance gas plant to 100%. Production at the Sundance plant was interrupted for two days during the quarter to allow for the expansion of the gathering and sales pipelines.

Activity Update

At this time, our production is approximately double the average daily rate for 2001 and is limited by our existing plant capacity at Sundance. In order to allow for significant production growth in 2002, work is now underway to expand the Sundance gas plant by 50 mmcf per day by June 2002. This fourth expansion in the first two years of the facility's life will increase the gas processing capacity to 98 mmcf per day. Currently we have three drilling rigs operating in the Sundance area. Six successful gas wells, all with a total depth greater than 2,200 meters, have now been drilled, cased and completed since year end. These wells are categorized as probable additional reserves in our 2001 reserve report. We plan to keep the three drilling rigs active in the Sundance area throughout the year.

Outlook

Capital expenditures for 2002 are expected to be between $70,000,000 and $100,000,000 and will be limited only by cash flow and available bank lines, not by opportunities. In recognition of some of the value added in 2001, our company's bank lines have recently been expanded to $80,000,000. The majority of the 2002 capital program will be used to drill, complete and tie-in low risk development gas wells adjacent to existing infrastructure in the Sundance area. Production growth in the first half of the year will be limited by plant capacity. The balance of the year is expected to be similar to the production growth realized in the second half of 2001.

Our team is focused on generating long term value. We have now completed our third consecutive year of successful exploration and development activity which is evidenced by superior results in all of the parameters that measure oil and gas investments. Shareholders are encouraged to assess for themselves the value of what they own by looking at the parameters that define the assets we have developed; cost structure, reserve life, net back and return on investment. We are driven by shareholder value and continue to have an abundance of investment ideas and opportunities in keeping with this commitment. Our company is defined by past growth which focused on value first, a present asset base with superior netbacks and long term, low risk, predictable reserves, and a future with a team that understands how to find, develop and maintain the highest quality assets.

We encourage you to visit Peyto's website at www.peyto.com for more information on our Company.

Don T. Gray,
P.Eng. President and Chief Executive Officer
March 4, 2002

This report, or any part of it, may include comments that do not refer strictly to historical results or actions and may constitute forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Corporation or of the industry to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include general and industry economic and business conditions which, among other things, affect the demand for the commodities produced by the Corporation, competitive factors and industry capacity, the availability of personnel to manage the Corporation and manage and deliver the commodities produced, the ability of the Corporation to finance and implement its business strategy, changes in, or the failure to comply with, government law and regulations (especially relating to health, safety and environment), weather and other such risks as may be identified in this report or in other published documents. Accordingly, there is no certainty that the Corporation's plans will be achieved.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

<<

Reserves Data

As at December 31	2001	2000	% Change
Natural gas (millions of cubic feet)			
Proven developed	125,142	58,369	114
Probable	143,459	74,281	93
Total	268,601	132,650	102

Oil & natural gas liquids (thousands of barrels)			
Proven developed	6,320	1,907	231
Probable	6,882	2,433	183
Total	13,202	4,340	204
Barrels of oil equivalent (at) 10:1 (thousands of barrels)			
Proven developed	18,834	7,744	143
Probable	21,228	9,861	115
Total	40,062	17,605	128

Net Present Value ($000)	Discounted at 0%	10%	12%	NPV 12% % Change
Proven Developed	599,095	267,383	242,152	76
Probable	695,846	188,523	160,803	29
Total	1,294,940	455,906	402,955	54

>>

Note:

2001 Reserve & Net Present Value data based on Paddock Lindstrom & Associates Report Dated January 21, 2002.

2000 Reserve & Net Present Value data based on Paddock Lindstrom & Associates Report Dated February 27, 2001.

Management's discussion and analysis

Gross revenues totaled $52.2 million for the year 2001, an increase of 162 percent from $19.9 million in 2000. This increase is a result of higher production volumes despite lower commodity prices. The price of natural gas averaged $5.81 per mcf for the year 2001 down 11 percent from $6.56 per mcf in 2000. Oil and natural gas liquids prices averaged $30.52 per barrel in 2001 down 24 percent from $39.92 per barrel in 2000.

Natural gas production for the year increased by 201 percent to 20.5 mmcf per day from 6.8 mmcf per day in 2000. Oil and natural gas liquids production increased by 217 percent to 785 bbl/d in 2001 from 248 bbl/d in 2000. Production for the year averaged 2,835 barrels of oil equivalent ("boe", natural gas converted on a 10:1 basis) per day up 205 percent from 930 boe per day for 2000.

2001 royalties, net of Alberta Royalty Tax Credit (ARTC), increased by 140 percent to $11.1 million from $4.6 million in 2000 due to higher gross revenues associated with increased production volumes. The 2001 average royalty rate, before ARTC, was 22 percent compared to 26 percent for 2000.

Due to increased production volumes, operating costs rose to $2.1 million in 2001 from $1.3 million in 2000. On a barrel of oil equivalent basis, operating costs declined by 47 percent to $2.01 per boe in 2001 from $3.76 per boe in 2000. Operating costs are comprised of field expenses and natural gas transportation costs net of income generated by the processing and gathering of joint venture gas. On a per boe basis, field expenses represent $1.87,

transportation $1.10 and processing and gathering income a recovery of $0.96.

General and administrative expenses increased by 70 percent to $1,589,000 for 2001 from $932,000 in 2000. The Corporation does not capitalize general and administrative expenses. Operator overhead recoveries related to capital expenditures and well operations totaling $1.2 million have been netted from 2001 general and administrative expenses. On a boe basis, general and administrative expenses decreased by 44 percent to $1.54 per boe in 2001 from $2.74 per boe in 2000. This reduction was the result of the increase in production volumes while maintaining a similar level of staff. Fourth quarter G&A expenses included bonuses to employees and consultants totaling $873,500. The bonuses are awarded based on incremental cash flow per share achieved by the Corporation. Recipients were given the option to receive their bonus in the form of cash or flow-through shares of the Corporation at a price of $4.50 per share (25% premium to 10 day weighted average price) with 82 percent choosing to increase their stake in the Corporation by selecting the share option.

Financing charges for 2001 were $1.8 million up from $605,000 in 2000. The increase was due to higher debt levels associated with Peyto's 2001 capital expenditures totaling $79.9 million compared with $43.6 in 2000.

Depreciation, depletion and site restoration expenses were $6.5 million for 2001 compared to $1.9 million for 2000 as a direct result of Peyto's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate increased to $6.26 in 2001 from $5.45 in 2000.

The provision for future income tax increased to $11.5 million in 2001 from $4.7 million in 2000. The increase in the tax provision in 2001 is a direct result of Peyto's increased profitability due to significantly higher production volumes.

Funds from operations for 2001 were $35.5 million compared with $12.5 million in 2000. This 185 percent increase was the result of increased production volumes and lower operating costs on a per boe basis. On a per share basis, 2001 resulted in funds from operations of $0.85 per share versus $0.37 per share in 2000. Due to lower average commodity prices, Peyto's field netback for the period decreased from $41.41 per boe in 2000 to $37.79 per boe in 2001. Earnings for 2001 were $17.5 million or $0.42 per share compared with $5.9 million in 2000 or $0.18 per share.

Liquidity and Capital Resources

Historic Review

For the year ended December 31, 2001, the Corporation incurred net capital expenditures of $79.9 million (year ended December 31, 2000 - $43.6 million, year ended December 31, 1999 - $6.8 million, year ended December 31, 1998 - $0.6 million). Capital expenditures during 2001 were comprised of $51.0 million for exploration and development, $16.6 million for facilities, gathering systems and equipment and $12.3 million for acquisitions and land. At December 31, 2001, long term debt stood at $58.9 million and the Corporation had a working capital deficiency of $4.6 million resulting in a net debt to running cash flow ratio of 1.6:1.

Outlook

Peyto's 2002 capital expenditure program is budgeted to be between $70 million and $100 million and will be financed from available bank lines and the cash flow expected to be generated in 2002. In 2002, primarily all of Peyto's capital expenditures are discretionary focused on exploration, development and acquisition activity. The majority of these expenditures will be employed to drill, complete and tie-in low risk development gas wells adjacent to Peyto's existing infrastructure. Peyto has the flexibility to match planned capital expenditures to actual cash flow.

Peyto currently has a $80 million revolving demand loan facility that

bears interest at prime and does not require any principal repayments in 2002. The Corporation settles sales receivables and trade payables in accordance with normal industry practices. Working capital liquidity is maintained through drawing and repaying the bank facilities.

Business Risks

All companies in the Canadian oil and natural gas industry are exposed to a number of business risks, some of which are beyond their control. These risks can be categorized as operational, financial and regulatory.

Operational risks include finding and developing oil and natural gas reserves on an economic basis, reservoir production performance, marketing production, hiring and retaining employees and accessing contract services on a cost effective basis. By employing a team of highly qualified staff, providing a compensation system that rewards above average performance and developing strong long-term relationships with contract service providers, these risks are mitigated. The Corporation maintains an insurance program consistent with industry practice to protect against destruction of assets, well blowouts, pollution and other business interruptions. We also maintain a geologically diverse, but geographically concentrated prospect inventory, undertake a large drilling program and use proven technology where appropriate to minimize the cost of finding and developing oil and natural gas reserves.

Financial risks include commodity prices, interest rates and the CDN/US exchange rate, all of which are largely beyond Peyto's control. Peyto's approach to management of these risks is to maintain a prudent level of debt, enter into certain fixed price, physical delivery, commodity-based contracts and use its strong financial position to fund exploration and development activities and acquisitions through fluctuations in these variables.

Peyto is also subject to various regulatory risks, many of which are beyond our control. We take a proactive approach with respect to environmental and safety matters such as maintaining an environmental and safety program whereby major facilities are regularly audited. An operational emergency response plan is in place and is in compliance with current environmental legislation.

Business Prospects

Oil and natural gas are commodities affected by global and regional events of an economic, political and environmental nature. Such events can impact the price of the commodity in that either security of supply or demand for the product is affected to varying degrees. The outlook for prices, in turn, has a major influence on levels of competition and capital investment in the business. In 2001 oil prices weakened and continued to be volatile and Peyto believes that oil prices will continue to fuel fluctuate in 2002. Natural gas prices have dropped significantly with prospects looking more favourable in the coming months. Given this outlook, Peyto believes that capital investment and competition for land, acquisitions and services will decrease in 2002. Peyto anticipates relative stability with respect to exchange and interest rates, although Peyto has a low sensitivity to these matters.

<<

Quarterly information

	2001				2000
	Q4	Q3	Q2	Q1	Q4
Operations					
Production					
Oil & NGLs (bbl/d)	1,222	815	621	472	348
Natural gas (mcf/d)	30,175	22,431	15,502	13,694	9,590

Barrels of oil equivalent					
(boe/d (at) 10:1)	4,240	3,058	2,171	1,842	1,307
Average product prices					
Oil & NGLs ($/bbl)	23.84	30.48	36.82	39.89	43.92
Natural gas ($/mcf)	4.32	4.32	7.02	10.30	9.16
Average operating expenses ($/boe)	2.31	1.38	2.29	2.06	3.81
Field netback ($/boe)	29.08	31.02	44.88	61.33	56.63
Financial ($000)					
Revenue	14,679	11,195	11,987	14,386	9,486
Royalties (net of ARTC)	2,437	2,082	2,667	3,880	2,219
Funds from operations	9,546	8,115	8,160	9,681	5,947
Net earnings	4,969	3,486	4,450	4,618	2,946
Capital expenditures	22,029	18,472	18,641	20,813	19,821
Common shares outstanding (000)	41,999	41,816	41,813	41,646	39,799
Per share data ($/share)					
Funds from operations					
Basic	0.23	0.19	0.20	0.24	0.17
Diluted	0.22	0.19	0.19	0.23	0.15
Earnings					
Basic	0.12	0.08	0.11	0.11	0.09
Diluted	0.12	0.08	0.10	0.11	0.07

PEYTO Exploration & Development Corp.

BALANCE SHEETS

As at December 31,

	2001 $	2000 $
ASSETS		
Current		
Cash	1,220	53,027
Accounts receivable	8,245,973	11,620,928
Prepaids	526,291	247,053
	8,773,484	11,921,008
Property, plant and equipment (notes 4, 5 and 7)	121,700,469	48,136,090
	130,473,953	60,057,098
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	13,113,286	19,477,534
Capital taxes payable	245,360	68,804
	13,358,646	19,546,338
Long-term debt (note 7)	58,945,472	13,199,728
Future site restoration	202,322	117,845
Future income taxes (note 9)	18,349,387	6,884,091

	2001	2000
	77,497,181	20,201,664
Shareholders' equity		
Share capital (note 8)	16,336,504	14,551,045
Retained earnings	23,281,622	5,758,051
	39,618,126	20,309,096
	130,473,953	60,057,098

See accompanying notes

PEYTO Exploration & Development Corp.

STATEMENTS OF EARNINGS AND RETAINED EARNINGS

For the year ended December 31,

	2001 $	2000 $
REVENUE		
Petroleum and natural gas sales, net	41,181,322	15,339,262
Interest and other income	12,422	2,335
	41,193,744	15,341,597
EXPENSES		
Operating (note 6)	2,082,511	1,276,749
General and administrative	1,588,903	932,185
Interest	1,779,212	605,334
Depletion, depreciation and site restoration	6,475,181	1,851,170
	11,925,807	4,665,438
Earnings before taxes	29,267,937	10,676,159
Future income tax expense (note 9)	(11,503,696)	(4,701,141)
Capital tax expense	(240,670)	(68,804)
Earnings for the year	17,523,571	5,906,214
Retained earnings (deficit), beginning of year	5,758,051	(148,163)
Retained earnings, end of year	23,281,622	5,758,051
Earnings per share (notes 3 and 8)		
Basic	0.42	0.18
Diluted	0.41	0.17

See accompanying notes

PEYTO Exploration & Development Corp.

STATEMENTS OF CASH FLOWS

For the year ended December 31,	2001 $	2000 $
Cash provided by (used in)		
OPERATING ACTIVITIES		
Earnings for the year	17,523,571	5,906,214
Items not requiring cash		
Future income taxes	11,503,696	4,701,141
Depletion, depreciation and site restoration	6,475,181	1,851,170
Funds from operations	35,502,448	12,458,525
Change in non-cash working capital related to operating activities (note 11)	1,595,406	(5,804,009)
	37,097,854	6,654,516
FINANCING ACTIVITIES		
Issue of common shares, net of costs	1,747,057	7,430,474
Increase in long-term debt	45,745,744	12,049,728
	47,492,801	19,480,202
INVESTING ACTIVITIES		
Additions to property, plant and equipment	(79,955,081)	(39,460,559)
Net change in non-cash working capital related to investing activities (note 11)	(4,687,381)	12,391,995
Cash acquired in acquisition of Largo Petroleum Inc. (note 4)	-	543,148
	(84,642,462)	(26,525,416)
Net decrease in cash	(51,807)	(390,698)
Cash, beginning of year	53,027	443,725
Cash, end of year	1,220	53,027
Funds from operations per share (notes 3 and 8)		
Basic	0.85	0.37
Diluted	0.84	0.36

See accompanying notes
>>

1. NATURE OF OPERATIONS

PEYTO Exploration & Development Corp. (hereafter "PEYTO" or the "Corporation") was incorporated under the Business Corporations Act of Alberta and its principal business activity is the exploration for and production of petroleum and natural gas in Western Canada. PEYTO is listed on the Toronto

Stock Exchange under symbol "PEY".

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and a summary of accounting policies follows:

a) Joint operations

The Corporation conducts substantially all of its petroleum and natural gas exploration and production activities jointly with others and, accordingly, these financial statements reflect only the Corporation's proportionate interest in such activities.

b) Property, plant and equipment

(i) Capitalization of costs The Corporation follows the full cost method of accounting for its petroleum and natural gas operations. All costs related to the exploration for and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisition costs, geological and geophysical expenses and costs of drilling both productive and non-productive wells. All general and administrative costs are expensed as incurred.

Proceeds from the disposal of properties would usually be applied against capitalized costs, without any gain or loss being realized, unless the disposal results in a change in the depletion rate of greater than 20% in which case a gain or loss on disposal will be recorded.

(ii) Depletion and depreciation

Depletion of petroleum and natural gas properties and depreciation of production equipment is provided using the unit-of-production method based upon estimated gross proved petroleum and natural gas reserves as determined by independent engineers. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Depreciation of gas plants and related facilities is calculated on a straight-line basis over a 20 year term.

Office furniture and equipment are depreciated over their estimated useful lives at declining balance rates between 20% and 30%.

(iii) Ceiling test

In applying the full cost method, the Corporation calculates a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net revenue from the production of gross proved reserves. Net revenue is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Any reduction in value as a result of the ceiling test will be charged to earnings as additional depletion and depreciation.

c) Future site restoration and abandonment costs

Estimated future costs relating to site restoration and abandonment of petroleum and natural gas properties and related facilities are accrued on a unit of production basis over the life of gross proved reserves. Costs are estimated, net of expected recoveries, based upon current prices, technology and industry standards. The annual provision is accounted for as part of

depletion, depreciation and site restoration expense. The accumulated provision is classified as a non-current liability and actual expenditures will be charged against the accumulated provision as incurred.

d) Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The estimated tax benefits transferred to shareholders are recorded as future income taxes and reduced share capital is recorded when the expenditures are incurred and renounced.

e) Financial instruments

The Corporation utilizes commodity price derivative instruments to hedge its exposure to fluctuations in oil and gas pricing. Gains and losses relating to derivative instruments that meet hedge criteria are recognized as part of petroleum and natural gas sales concurrently with the hedged transaction. The fair value of these contracts is not reflected in the financial statements.

f) Measurement uncertainty

The amount recorded for depletion of property, plant and equipment, the provision for site restoration costs and the ceiling test calculation are based on estimates of gross proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

g) Future income taxes

The Corporation follows the liability method of tax allocation. Under this method future income tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

h) Stock based compensation plan

The Corporation has a stock based compensation plan, which is described in note 8. As options are issued at current market value, the option has no intrinsic value, therefore no compensation expense is recorded when the options are granted. Consideration paid by employees or directors on the exercise of stock options is credited to share capital.

3. CHANGE IN ACCOUNTING FOR PER SHARE AMOUNTS

Effective January 1, 2001, the Corporation adopted the new Canadian Institute of Chartered Accountants' recommendations for determining per share amounts. The new standard utilizes the treasury stock method in the determination of diluted per share amounts. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of outstanding in the money options are used to purchase shares of the Corporation at their average market price for the period. Comparative per share amounts for 2000 have been restated.

Prior to the adoption of the new recommendation, diluted per share amounts were determined using the imputed earnings method.

4. BUSINESS ACQUISITIONS

During 2000, the Corporation acquired Largo Petroleum Inc. This transaction was accounted for using the purchase method of accounting whereby assets acquired and liabilities assumed are recorded at fair values. The investee's operating results were included in the financial statements from the closing date of purchase. The fair values of the net assets acquired are as follows:

<<

	2000 $
Assets acquired:	
Current assets, including cash of $543,148	861,145
Property, plant and equipment	1,184,063
Due from shareholder	125,000
Current liabilities	(143,772)
Future site restoration costs	(45,309)
Fair value of net assets acquired	1,981,127
Consideration	
6,603,755 common shares	1,981,127

On January 1, 2001 Largo Petroleum Inc. was amalgamated with the Corporation.

5. PROPERTY, PLANT AND EQUIPMENT

	2001 $	2000 $
Property, plant and equipment	130,693,300	50,784,483
Office furniture and equipment	220,347	174,081
	130,913,647	50,958,564
Accumulated depletion and depreciation	(9,213,178)	(2,822,474)
	121,700,469	48,136,090

>>

At December 31, 2001, costs of $13,575,000 (2000 - $8,250,000) related to undeveloped land have been excluded from the depreciation calculation.

For the year ended December 31, 2001, the Corporation charged $84,477 (2000 - $62,200) to expense for future site restoration.

6. OPERATING EXPENSES

The Corporation's operating expenses include all costs with respect to day-to-day well and facility operations and the cost of transportation of natural gas. Processing and gathering income related to joint venture and third party gas is included in operating expenses.

<<

	2001 $	2000 $

Field expenses	1,938,831	927,382
Transmission	1,135,728	499,832
Processing and gathering income	(992,048)	(150,465)
Total operating costs	2,082,511	1,276,749

>>

7. LONG-TERM DEBT

The Corporation has a revolving operating credit facility to a maximum of $60,000,000. Outstanding amounts on this facility bear interest at bank prime and are due on demand. At December 31, 2001, the Corporation had drawn $58,945,472 on the facility. As collateral, the Corporation has provided a general security agreement with a floating charge on land registered in Alberta. The bank has stated that provided there is no adverse change in the Corporation's financial position, it is not their intention to call for repayment of the loan prior to December 31, 2002. Accordingly the loan is classified as long-term.

On January 31, 2002 the credit facility was increased to an operating line of $65,000,000.

8. SHARE CAPITAL

Authorized

Unlimited number of common voting shares
Unlimited number of preferred shares, issuable in series

<<

Issued - Common shares

	Number of Shares	Amount $
Balance, December 31, 1999	24,526,642	5,041,613
Exercise of stock options	370,667	101,667
Flow-though shares issued	2,100,000	4,630,000
Redemption of debenture (b)	4,500,000	2,700,000
Issued for property acquisition (a)	1,650,000	2,145,000
Issued for shares in Largo Petroleum Inc.(note 4)	6,603,755	1,981,127
Issued for cash by private placement	48,000	40,800
Tax benefits transferred to shareholders	-	(2,065,906)
Share issue costs, net of associated tax benefits	-	(23,256)
Balance, December 31, 2000	39,799,064	14,551,045
Exercise of stock options	2,017,667	1,013,657
Flow-through shares issued	183,000	823,500
Share issue costs, net of associated tax benefits	-	(51,698)
Balance, December 31, 2001	41,999,731	16,336,504

>>

a) The Corporation purchased seven unconnected gas wells that it currently operates and some strategic undeveloped land for total consideration of $3,268,435, consisting of 1,650,000 common shares at a prescribed price of $1.30 per share and $1,123,435 cash.

b) On January 24, 2000 the Corporation issued a $2,700,000 convertible

subordinated secured debenture due December 1, 2004 and bearing interest at 3.0% per annum. The debenture was subsequently converted into common shares on August 25, 2000 at a price of $0.60 per share.

Stock Options

The Corporation has a director and employee stock option plan. The number of common shares reserved for issuance at any one time shall not exceed 4,178,005 shares subject to shareholder and regulatory approval. The exercise price of an option is set at the market price of the common shares at the date of grant. Options vest over three years and have terms of 5 years.

<<

The Corporation has the following options outstanding:

Grant Date	Expiry Date	Price	2001
January 10, 2000	January 10, 2005	$0.48	10,000
January 18, 2000	January 18, 2005	$0.52	210,000
February 14, 2000	February 14, 2005	$0.56	60,000
April 27, 2000	April 27, 2005	$0.76	166,667
May 16, 2000	May 16, 2005	$0.90	15,000
August 9, 2000	August 9, 2005	$1.16	30,000
August 31, 2000	August 31, 2005	$1.40	60,000
February 7, 2001	February 7, 2006	$2.60	1,347,334
February 14, 2001	February 14, 2006	$2.70	451,333
February 21, 2001	February 21, 2006	$2.70	400,000
March 13, 2001	March 13, 2006	$3.00	120,000
July 10, 2001	July 10, 2006	$3.09	440,000
		$2.39	3,310,334

	2001		2000	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Opening	2,987,000	$0.63	1,305,000	$0.19
Granted	3,095,334	$2.71	2,292,000	$0.79
Exercised	(2,017,667)	$0.48	(370,667)	$0.27
Cancelled	(754,333)	$1.82	(239,333)	$0.33
Closing	3,310,334	$2.39	2,987,000	$0.63

>>

On January 14, 2002 the Corporation issued 310,000 options at an exercise price of $4.03 to employees of the Corporation with an expiration date of January 14, 2007.

Per Share Amounts

Earnings per share and funds from operations per share have been calculated based upon the weighted average number of common shares outstanding during the year of 41,585,017 (2000 - 33,706,139). The weighted average number of common shares used to determine diluted per share amounts in 2001 was 42,376,285 (2000 - 34,953,915).

9. INCOME TAXES

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial corporate tax rates to earnings before income taxes. The majority of these differences are explained as follows:

<<

	2001 $	2000 $
Income before income taxes	29,267,937	10,676,159
Statutory income tax rate	42.62%	44.62%
Expected income taxes	12,473,995	4,763,702
Increase (decrease) in income taxes from:		
Non-deductible crown charges	4,531,513	2,059,083
Resource allowance	(5,002,401)	(1,914,739)
Corporate income tax rate change	(317,788)	(11,865)
Attributed Canadian royalty income	-	(183,231)
Other	(181,621)	(11,809)
Income tax expense	11,503,696	4,701,141

The net future tax liability comprises:

	2001 $
Differences between tax base and reported amounts of depreciable assets	19,298,651
Provision for future site restoration	(86,230)
Tax loss carry forwards recognized	(144,203)
ACRI carry forwards recognized	(178,464)
Resource Allowance & Crown Lease Rentals rate reductions	(564,370)
Share issue costs	(92,879)
Other	116,883
	18,349,387

>>

10. FINANCIAL INSTRUMENTS

Financial instruments of the Corporation consist of cash, accounts receivable, accounts payable and accrued liabilities and long term debt. As at December 31, 2001 there are no significant differences between their carrying values and their estimated market values.

The Corporation is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Corporation enters into these contracts for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of natural gas commodity process by locking in a minimum and maximum forward price.

A summary of contracts outstanding with respect to the hedging activities at December 31, 2001 were as follows:

<<

Natural gas collar referenced to AECO index

Period Hedged	Daily Volume	Floor	Ceiling
November 1, 2001 to April 1, 2002	2,000 gigajoules	$6.00/gigajoule	$10.55/gigajoule
November 1, 2001 to April 1, 2002	2,000 gigajoules	$6.00/gigajoule	$10.80/gigajoule
November 1, 2001 to April 1, 2002	2,000 gigajoules	$6.00/gigajoule	$10.10/gigajoule
November 1, 2001 to April 1, 2002	2,500 gigajoules	$3.50/gigajoule	$5.80/gigajoule
April 1, 2002 to November 1, 2002	3,500 gigajoules	$3.50/gigajoule	$5.75/gigajoule

>>

Based on dealer quotes, had these contracts been closed on December 31, 2001, the Corporation would have realized a gain of $1,368,290.

11. CHANGE IN NON-CASH WORKING CAPITAL

Changes in non-cash working capital balances are comprised of the following:

<<

	2001 $	2000 $
Accounts receivable	3,374,955	(10,329,860)
Prepaids	(279,238)	(166,707)
Accounts payable and accrued liabilities	(6,364,248)	17,015,749
Capital taxes payable	176,556	68,804
	(3,091,975)	6,587,986
Attributable to investing activities	(4,687,381)	12,391,995
	1,595,406	(5,804,009)
Cash interest paid during the year	1,779,212	530,449
Cash taxes paid during the year	64,114	-

>>

Corporate information

Officers

Don Gray
President and Chief Executive Officer

Roberto Bosdachin
Vice-President, Exploration

Lyle Skaien
Vice President, Operations

Darren Gee
Vice President, Exploitation

Sandra Brick
Vice President, Finance

Stephen Chetner

Corporate Secretary

Directors
Rick Braund
Don Gray
Mike Broadfoot
Brian Craig
Jim Riddell
Stephen Chetner

Auditors
Ernst & Young LLP

Solicitors
Burnet, Duckworth & Palmer LLP

Bankers
Royal Bank of Canada

Transfer Agent
Computershare Trust Company of Canada

Head Office
420, 333 - 5 Avenue SW
Calgary, AB
T2P 3B6
Phone: 403.261.6081
Fax: 403.261.8976
Web: www.peyto.com

Stock Listing Symbol: PEY
Toronto Stock Exchange
%SEDAR: 00009733E

-0- 03/04/2002

/For further information: Don T. Gray, P.Eng., President and Chief Executive Officer, (403) 261-6077/
(PEY.)

CO: Peyto Exploration & Development Corp.
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 20:42e 04-MAR-02

c4293
r f BC-Peyto-bank-line-incre 03-25 0110
News release via Canada NewsWire, Calgary 403-269-7605

03 DEC 30 7:21

Attention Business Editors:
Peyto Announces Bank Line Increased to $100,000,000

SYMBOL: PEY - TSE

CALGARY, March 25 /CNW/ - Peyto Exploration & Development Corp. ("Peyto") is pleased to announce that it has entered into a new banking arrangement with a Canadian Chartered Bank. Peyto's available bank lines have now been set at $100,000,000 based on the bank's review of the 2001 year end reserves.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.
%SEDAR: 00009733E

-0- 03/25/2002
/For further information: Donald T. Gray, President and Chief Executive Officer of Peyto at (403) 261-6077/
(PEY.)

CO: Peyto Exploration & Development Corp.
ST: Alberta
IN: OIL
SU:

-30-

CNW 15:20e 27-MAR-02

c7076
r f BC-Peyto-Q1-results 05-21 3377
News release via Canada NewsWire, Calgary 403-269-7605

03 DEC 30 7:21

Attention Business/Financial Editors:
Peyto Exploration & Development Corp. Announces First Quarter 2002 Financial and Operating Results

SYMBOL: PEY - TSE

CALGARY, May 21 /CNW/ - PEYTO Exploration & Development Corp. is pleased to present its first quarter financial and operating results for the period ended March 31, 2002.

Quarterly Review

Gas production for the quarter increased 156% over the same period in 2001. Daily production averaged 35.0 mmcf of natural gas and 1,409 barrels of oil and natural gas liquids. Despite a 57% drop in natural gas prices, our production gains and lower total costs per boe increased quarterly cash flow from $9.7 million in 2001 to $12.1 million in 2002. Quarterly earnings increased from $4.6 million in 2001 to $5.9 million in 2002. Product prices averaged $4.46 per mcf for gas and $24.42 per barrel for oil and natural gas liquids. Operating costs averaged $2.12 per barrel of oil equivalent ("boe", natural gas converted on a 10:1 basis throughout). Our total cost structure (production, interest and general and administrative expense) decreased 29% from $4.82 per boe to $3.41 per boe. The drop from the abnormally high energy prices in the first quarter of 2001 resulted in a 53% reduction in the field netback to $28.81 per boe from $61.33 per boe for Q1 2001. In order to take full advantage of the historically low drilling, completion and borrowing costs we accelerated exploration and development activity to a record level with total capital expenditures of $22.5 million during the quarter. Bank lines were expanded to $100 million in March. Comparative operational and financial data is presented in the following table.

<<

	Three Months Ended March 31		
	2002	2001	% Change
Operations			
Production			
Natural gas (mcf/d)	35,049	13,694	156
Oil & NGL (bbl/d)	1,409	472	199
Barrels of oil equivalent (boe/d (at) 10:1)	4,913	1,842	167
Average product prices Natural gas ($/mcf)	4.46	10.30	(57)
Oil & NGL ($/bbl)	24.42	39.89	(39)
Average operating expenses ($/boe)	2.12	2.06	3
Financial ($000)			
Revenue	17,150	14,386	19
Royalties (net of ARTC)	3,472	3,880	(11)
Funds from operations	12,098	9,681	25
Net earnings	5,925	4,618	28
Capital expenditures	22,549	20,813	8
As at March 31			
Debt, including working capital deficit	71,976	31,087	132
Shareholders' equity	47,207	25,803	83
Total assets	155,390	78,886	97
Common shares outstanding (000)	42,976	41,646	3
Weighted average common shares outstanding (000)	42,184	40,906	3
Per share data ($/share)			
Funds from operations			

Basic	0.29	0.24	21
Diluted	0.28	0.23	22
Earnings			
Basic	0.14	0.11	27
Diluted	0.14	0.11	27

>>

Netback Analysis

The following table summarizes Peyto's corporate netback for the first quarter and includes a simplified look at the current forward strip for the upcoming summer and winter periods. At this time, none of Peyto's hedges for the summer months are out of the money and we have no hedges in place beyond October 31, 2002 (see Note 5 to Financial Statements for complete summary of hedges). We have used the first quarter cost and royalty structures against the forward strip in order to calculate what our corporate netback would be if the assumptions materialize to be actuals.

<<

	Q1 2002	Summer AECO Jun 1/02- Oct 31/02	Winter AECO Nov 1/02- March 31/03
Average Gas Price ($CDN/GJ)	$3.88	$4.83	$5.79
Average Heating Value (GJ/mcf)	1.15	1.15	1.15
PEYTO Plant gate Gas Price ($CDN/mcf)	$4.46	$5.55	$6.66
Average Oil & NGL Price ($CDN/bbl)	$24.42	$28.00	$28.00
% Gas, BOE (10:1)	71%	71%	71%
% Oil & NGL, boe (10:1)	29%	29%	29%
Gas, Oil & NGL Revenue ($/boe)	$38.78	$47.56	$55.40
Royalties net of ARTC ($/boe)	$7.85	$9.99	$11.63
Operating Costs ($/boe)	$2.12	$2.12	$2.12
Field Netback ($/boe)	$28.81	$35.45	$41.64
G&A Costs ($/boe)	$0.23	$0.23	$0.23
Interest Costs ($/boe)	$1.06	$1.06	$1.06
Corporate Netback ($/boe)	$27.52	$34.16	$40.35

Assumptions: Oil and NGL price based on March 2002 actuals
AECO forward strip based on quotes from a large financial institution at May 14, 2002 close
Royalties and costs based on Q1 2002 actuals

>>

Activity Update

For the first five months of 2002, our production in the Sundance area has been limited by our existing plant capacity. The 50 mmcf per day expansion of our 100% owned and operated Sundance gas plant is on track for startup in June 2002. This fourth expansion in the first two years of the facility's life will ultimately increase the gas processing capacity to 98 mmcf per day. Twenty-one gross (17.9 net) successful gas wells, all with a total depth greater than 2,200 meters, have now been drilled or re-entered, cased and completed since year end. We plan to keep three drilling rigs active in the greater Sundance area throughout the year.

Outlook

Our commitment to full cycle value creation continues to deliver unparalleled growth. The expanded gas exploration and development plan that we embarked on at the beginning of 2002 has grown our production base at a time when capital and borrowing costs are at historical lows. The majority of our 2002 capital budget is being used to drill, complete and tie-in low risk development gas wells. Significant production growth is expected for the balance of the year. We encourage you to visit Peyto's website at www.peyto.com for more information on our Company.

Don T. Gray, P.Eng.
President and Chief Executive Officer
May 21, 2002

This report, or any part of it, may include comments that do not refer strictly to historical results or actions and may constitute forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Corporation or of the industry to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include general and industry economic and business conditions which, among other things, affect the demand for the commodities produced by the Corporation, competitive factors and industry capacity, the availability of personnel to manage the Corporation and manage and deliver the commodities produced, the ability of the Corporation to finance and implement its business strategy, changes in, or the failure to comply with, government law and regulations (especially relating to health, safety and environment), weather and other such risks as may be identified in this report or in other published documents. Accordingly, there is no certainty that the Corporation's plans will be achieved.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Management's discussion and analysis

Management's discussion and analysis of financial conditions and results of operations should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2002 and the audited consolidated financial statements for the year ended December 31, 2001.

Gross revenues totaled $17.2 million during the first quarter of 2002, an increase of 19 percent from $14.4 million for the first three months of 2001. The increased revenue is a result of higher production volumes despite significantly lower commodity prices. The price of natural gas averaged $4.46 per mcf for the first quarter of 2002 down 57 percent from $10.30 per mcf for the first three months of 2001. Oil and natural gas liquids prices averaged $24.42 for the first quarter of 2002, down 39 percent from $39.89 per barrel for the same period in 2001.

Natural gas production for the quarter increased by 156 percent to 35.0 mmcf per day from 13.7 mmcf per day in the same quarter of 2001. First quarter oil and natural gas liquids production increased by 199 percent to 1,409 bbl/d in 2002 from 472 bbl/d in 2001. On a barrel of oil equivalent basis, production for the first three months averaged 4,913 boe per day (natural gas converted on a 10:1 basis) up 167 percent from 1,842 boe per day for the first three months of 2001.

2002 royalties to date, net of Alberta Royalty Tax Credit (ARTC), decreased by 11 percent to $3.5 million from $3.9 million in 2001. The 2002 average royalty rate, before ARTC, was 21 percent compared to 27 percent for the same period in 2001. The reduction in royalties was the result of Peyto's efforts to buy out royalty interests in addition to a number of wells

qualifying for the deep gas royalty holiday.

Due to increased production volumes, operating costs for the three month period rose to $940,000 in 2002 from $341,000 in 2001. On a barrel of oil equivalent basis, operating costs were $2.12 per boe in 2002 compared to $2.06 per boe in 2001. Operating costs are comprised of field expenses and natural gas transportation costs net of income generated by the processing and gathering of joint venture gas.

Net general and administrative expenses decreased by 38 percent to $102,000 in the first three months of 2002 from $166,000 in 2001 due to an increase in overhead recoveries associated with the capital program. On a boe basis, net general and administrative expenses decreased by 72 percent to $0.28 per boe in 2002 from $1.00 per boe in 2001. This reduction was the result of the increase in production volumes while maintaining a similar level of staff.

Financing charges for the first three months of 2002 were $467,000 up from $295,000 in 2001. The increase was due to higher debt levels associated with Peyto's aggressive 2002 capital program.

Depreciation, depletion and site restoration expenses were $2.3 million in the first three months of 2002 compared to $1.2 million for the same period in 2001 as a direct result of Peyto's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate decreased to $5.14 in 2002 from $7.25 in 2001 as a result of the successful reserve additions.

The 2002 provision for future income tax remained unchanged at $3.9 million.

Funds from operations for the first quarter of 2002 were $12.1 million compared with $9.7 million in 2001. This 25% increase was the result of increased production volumes and lower operating costs despite significantly lower commodity prices. The final month of the quarter had cash flow of $5.4 million and accounted for 45% of first quarter cash flow. This was due to the strengthening commodity prices and increased production that averaged 5,303 boe per day for the month. On a per share basis, the first three months of 2002 resulted in funds from operationsf $0.29 per share versus $0.24 per share in 2001. The decreased natural gas and liquids prices resulted in a field netback for the period of $28.81 per boe in 2002 compared to $61.33 per boe in 2001. Net income in 2002 was $5.9 million or $0.14 per share compared with $4.6 million in 2001 or $0.11 per share.

At March 31, 2002, the Company had a working capital deficiency (including the revolving demand loan (see Note 2 to financial statements)) of $71.9 million resulting in a debt to running cash flow ratio of approximately 1.5:1. Peyto's first quarter $22.5 million capital program was funded through cash flow and working capital. During the quarter, Peyto's bank lines were expanded to $100 million.

<<

Quarterly information

	2002	2001			
	Q1	Q4	Q3	Q2	Q1
Operations					
Production					
Oil & NGLs (bbl/d)	1,409	1,222	815	621	472
Natural gas (mcf/d)	35,049	30,175	22,431	15,502	13,694
Barrels of oil equivalent (boe/d (at) 10:1)	4,913	4,240	3,058	2,171	1,842
Average product prices					
Oil & NGLs ($/bbl)	24.42	23.84	30.48	36.82	39.89
Natural gas ($/mcf)	4.46	4.32	4.32	7.02	10.30
Average operating expenses ($/boe)	2.12	2.31	1.38	2.29	2.06
Field netback ($/boe)	28.81	29.08	31.02	44.88	61.33

Financial ($000)

Revenue	17,150	14,679	11,195	11,987	14,386
Royalties (net of ARTC)	3,472	2,437	2,082	2,667	3,880
Funds from operations	12,098	9,546	8,115	8,160	9,681
Net earnings	5,925	4,969	3,486	4,450	4,618
Capital expenditures	22,549	22,029	18,472	18,641	20,813
Common shares outstanding (000)	42,976	41,999	41,816	41,813	41,646

Per share data ($/share)

Funds from operations					
Basic	0.29	0.23	0.19	0.20	0.24
Diluted	0.28	0.22	0.19	0.19	0.23
Earnings					
Basic	0.14	0.12	0.08	0.11	0.11
Diluted	0.14	0.12	0.08	0.10	0.11

Financial statements

Balance Sheet

As at	March 31 2002 (unaudited)	December 31 2001 (audited)
Assets		
Current assets		
Cash	$ 1,178	$ 1,220
Accounts receivable	12,927,655	8,245,973
Prepaids	454,585	526,291
	13,383,418	8,773,484
Property, plant and equipment (Note 2)	142,006,396	121,700,469
	$ 155,389,814	$ 130,473,953
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$ 25,828,058	$ 13,113,286
Capital taxes payable	310,821	245,360
Revolving demand loan (Note 3)	59,220,275	58,945,472
	85,359,154	72,304,118
Site restoration provision	233,978	202,322
Future income taxes	22,589,506	18,349,387
	22,823,484	18,551,709
Shareholders' equity		
Share capital (Note 4)	18,000,085	16,336,504
Retained earnings	29,207,091	23,281,622
	47,207,176	39,618,126

	$ 155,389,814	$ 130,473,953

Financial statements

Statements of Earnings and Retained Earnings
(unaudited)

	Three Months Ended March 31	
	2002	2001
Revenue		
Oil and gas sales, net	$ 13,678,316	$ 10,505,548
Interest and other income	-	3,780
	13,678,316	10,509,328
Expenses		
Operating	939,589	341,121
General and administrative	102,400	165,519
Interest	467,056	295,240
Depletion, depreciation and site restoration	2,274,930	1,201,999
	3,783,975	2,003,879
Earnings before taxes	9,894,341	8,505,449
Future income tax expense	(3,897,871)	(3,860,453)
Capital tax expense	(71,001)	(26,927)
Earnings for the period	5,925,469	4,618,069
Retained earnings, beginning of period	23,281,622	5,758,051
Retained earnings, end of period	$ 29,207,091	$ 10,376,120
Earnings per share		
Basic	$0.14	$0.11
Diluted	$0.14	$0.11

Financial statements

Statements of Cash Flows
(unaudited)

	Three Months Ended March 31	
	2002	2001
Cash provided by (used in)		
Operating Activities		
Earnings for the period	$ 5,925,469	$ 4,618,069
Items not requiring cash:		
Future income taxes	3,897,871	3,860,453
Depletion, depreciation and site restoration	2,274,930	1,201,999

Funds from operations	12,098,270	9,680,521
Change in non-cash working capital related to operating activities	(1,898,697)	2,998,845
	10,199,573	12,679,366
Financing Activities		
Issue of common shares, net of costs	2,005,829	869,643
Increase in revolving demand loan	274,803	9,178,334
	2,280,632	10,047,977
Investing Activities		
Additions to property, plant and equipment	(22,549,201)	(20,812,672)
Change in non-cash working capital related to investing activities	10,068,954	(1,847,266)
	(12,480,247)	(22,659,938)
Net increase (decrease) in cash	(42)	67,405
Cash, beginning of period	1,220	53,027
Cash, end of period	$ 1,178	$ 120,432
Funds from operations per share		
Basic	$0.29	$0.24
Diluted	$0.28	$0.23

>>

Notes to financial statements

1. Accounting Principles

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. These interim financial statements have been prepared on the same basis as the audited financial statements as at and for the year ended December 31, 2001. Management's discussion and analysis of financial conditions and results of operations should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2002 and the audited consolidated financial statements for the year ended December 31, 2001

2. Property, Plant and Equipment

<<

	2002 $	2001 $
Property, plant and equipment	153,214,764	130,693,300
Office furniture and equipment	248,084	220,347
	153,462,848	130,913,647
Accumulated depletion and depreciation	(11,456,452)	(9,213,178)
	142,006,396	121,700,469

>>

At March 31, 2002, costs of $13,575,000 (March 31, 2001 - $8,250,000) related to undeveloped land have been excluded from the depreciation calculation. No general and administration expenses relating to the Company's exploration, development and acquisition programs were capitalized.

3. Revolving Demand Loan

In March 2002 Peyto entered into an agreement with the Bank of Montreal for a revolving credit facility to a maximum of $100,000,000. Outstanding amounts on this facility bear interest at bank prime and are due on demand. A General Security Agreement with a floating charge on land registered in Alberta is held as collateral by the bank. Effective January 1, 2002 the Company adopted the recommendations of the Emerging Issues Committee of the Canadian Institute of Chartered Accountants concerning the presentation of revolving demand loans. These new recommendations require that the classification of debt on the balance sheet be based upon the facts existing at the balance sheet date rather than expectations. Prior to the adoption of the new recommendations, the Company presented the demand loan as long term on the basis that the bank had indicated it was not its intention to call for repayment within one year provided there was no adverse change in the financial position of the Company.
While the bank has confirmed that it is not its intention to call for repayment of this loan before March 31, 2003, provided there is no adverse change in the financial position of the Company, this loan is demand in nature and pursuant to the CICA pronouncement is presented as a current liability.

4. Share Capital

Authorized

Unlimited number of common voting shares
Unlimited number of preferred shares, issuable in series

<<

Issued - Common shares

	Number of Shares	Amount $
Balance, December 31, 2001	41,999,741	16,336,504
Exercise of stock options	976,224	2,026,307
Tax benefits transferred to shareholders	-	(350,976)
Share issue costs, net of associated tax benefits	-	(11,750)
Balance, March 31, 2002	42,975,955	18,000,085

>>

Stock Options

The Company has a director and employee stock option plan. The number of common shares reserved for issuance at any one time shall not exceed 4,178,005 shares subject to shareholder and regulatory approval. The exercise price of an option is set at the market price of the common shares at the date of grant. Each option vests over a three year period and has a term of 5 years.

<<

	As at March 31, 2002	As at March 31, 2001

	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Opening	3,310,334	$2.39	2,987,000	$0.63
Granted	1,286,224	$5.15	2,655,334	$2.65
Exercised	(976,224)	$2.08	(1,847,667)	$0.46
Cancelled	-	-	(184,334)	$1.33
Closing	3,620,334	$3.45	3,610,333	$2.17

>>

Per Share Amounts

Earnings per share and funds from operations per share have been calculated based upon the weighted average number of common shares outstanding during the year of 42,184,129 (2001 - 40,906,227). Diluted per share amounts are calculated using the treasury stock method. The weighted average number of common shares used to determine diluted per share amounts in 2002 was 43,187,159 (2001 - 41,203,886).

5. Financial Instruments

Financial instruments of the Company consist of cash, accounts receivable, accounts payable and accrued liabilities and a revolving demand loan. As at March 31, 2002 there are no significant differences between their carrying values and their estimated market values. The Company is a party to certain off balance sheet derivative financial instruments, including fixed price contracts.
The Company enters into these contracts for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of natural gas commodity process by locking in a minimum and maximum forward price.

A summary of contracts outstanding in respect to the hedging activities at March 31, 2002 were as follows:

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Period Hedged	Daily Volume GJ/day	Floor $/GJ	Ceiling $/GJ
Costless Collars:			
November 1, 2001 to April 1, 2002	2,000	$6.00	$10.55
November 1, 2001 to April 1, 2002	2,000	$6.00	$10.80
November 1, 2001 to April 1, 2002	2,000	$6.00	$10.10
November 1, 2001 to April 1, 2002	2,500	$3.50	$5.80
April 1 to October 31, 2002	3,500	$3.50	$5.75
June 1 to October 31, 2002	3,500	$3.75	$6.20
Fixed Price Contracts:			
April 2002	14,000	$4.41	
April 2002	2,000	$4.45	
May 2002	10,000	$4.43	
May 2002	2,000	$4.46	
June 2002	4,000	$4.68	

>>

Corporate information

Officers

Don Gray
President and Chief Executive Officer

Roberto Bosdachin
Vice-President, Exploration

Lyle Skaien
Vice President, Operations

Darren Gee
Vice President, Exploitation

Sandra Brick
Vice President, Finance

Stephen Chetner
Corporate Secretary

Directors

Rick Braund
Don Gray
Mike Broadfoot
Brian Craig
Jim Riddell
Stephen Chetner

Auditors
Ernst & Young LLP

Solicitors
Burnet, Duckworth & Palmer

Bankers
Bank of Montreal

Transfer Agent
Computershare Trust Company of Canada

Head Office
420, 333 - 5 Avenue SW
Calgary, AB
T2P 3B6
Phone: 403.261.6081
Fax: 403.261.8976
Web: www.peyto.com

Stock Listing Symbol: PEY
Toronto Stock Exchange
%SEDAR: 00009733E

-0- 05/21/2002
/For further information: Donald T. Gray, President and Chief Executive Officer, (403) 261-6077/
(PEY.)

CO: Peyto Exploration & Development Corp.
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 09:00e 21-MAY-02

c5633
r f BC-PEYTO-Resignation   06-12 0098
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
PEYTO Announces Resignation Of Director

CALGARY, June 12 /CNW/ - PEYTO Exploration & Development Corp. ("Peyto") today announces that Jim Riddell has resigned from the board of directors. We would like to thank Jim for his service on the board and wish him well in his future endeavors.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

%SEDAR: 00009733E

-0-   06/12/2002

/For further information: Donald T. Gray, President and Chief Executive Officer of Peyto at (403) 261-6077/

(PEY.)

CO: Peyto Exploration & Development Corp.
ST: Alberta
IN: OIL
SU: PER

-30-

CNW 17:01e 12-JUN-02

Management's discussion and analysis

Management's discussion and analysis of financial conditions and results of operations should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2002 and the audited consolidated financial statements for the year ended December 31, 2001.

Gross revenues totaled $17.2 million during the first quarter of 2002 an increase of 19 percent from $14.4 million for the first three months of 2001. The increased revenue is a result of higher production volumes despite significantly lower commodity prices. The price of natural gas averaged $4.46 per mcf for the first quarter of 2002 down 57 percent from $10.30 per mcf for the first three months of 2001. Oil and natural gas liquids prices averaged $24.42 for the first quarter of 2002, down 39 percent from $39.89 per barrel for the same period in 2001.

Natural gas production for the quarter increased by 156 percent to 35.0 mmcf per day from 13.7 mmcf per day in the same quarter of 2001. First quarter oil and natural gas liquids production increased by 199 percent to 1,409 bbl/d in 2002 from 472 bbl/d in 2001. On a barrel of oil equivalent basis, production for the first three months averaged 4,913 boe per day (natural gas converted on a 10:1 basis) up 167 percent from 1,842 boe per day for the first three months of 2001.

2002 royalties to date, net of Alberta Royalty Tax Credit (ARTC), decreased by 11 percent to $3.5 million from $3.9 million in 2001. The 2002 average royalty rate, before ARTC, was 21 percent compared to 27 percent for the same period in 2001. The reduction in royalties was the result of Peyto's efforts to buy out royalty interests in addition to a number of wells qualifying for the deep gas royalty holiday.

Due to increased production volumes, operating costs for the three month period rose to $940,000 in 2002 from $341,000 in 2001. On a barrel of oil equivalent basis, operating costs were $2.12 per boe in 2002 compared to $2.06 per boe in 2001. Operating costs are comprised of field expenses and natural gas transportation costs net of income generated by the processing and gathering of joint venture gas.

Net general and administrative expenses decreased by 38 percent to $102,000 in the first three months of 2002 from $166,000 in 2001 due to an increase in overhead recoveries associated with the capital program. On a boe basis, net general and administrative expenses decreased by 72 percent to $0.28 per boe in 2002 from $1.00 per boe in 2001. This reduction was the result of the increase in production volumes while maintaining a similar level of staff.

Financing charges for the first three months of 2002 were $467,000 up from $295,000 in 2001. The increase was due to higher debt levels associated with Peyto's aggressive 2002 capital program.

Depreciation, depletion and site restoration expenses were $2.3 million in the first three months of 2002 compared to $1.2 million for the same period in 2001 as a direct result of Peyto's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate decreased to $5.14 in 2002 from $7.25 in 2001 as a result of the successful reserve additions.

The 2002 provision for future income tax remained unchanged at $3.9 million.

Funds from operations for the first quarter of 2002 were $12.1 million compared with $9.7 million in 2001. This 25% increase was the result of increased production volumes and lower operating costs despite significantly lower commodity prices. The final month of the quarter had cash flow of $5.4 million and accounted for 45% of first quarter cash flow. This was due to the strengthening commodity prices and increased production that averaged 5,303 boe per day for the month. On a per share basis, the first three months of 2002 resulted in funds from operations of $0.29 per share versus $0.24 per share in 2001. The decreased natural gas and liquids prices resulted in a field netback for the period of $28.81 per boe in 2002 compared to $61.33 per boe in 2001. Net income in 2002 was $5.9 million or $0.14 per share compared with $4.6 million in 2001 or $0.11 per share.

At March 31, 2002, the Company had a working capital deficiency (including the revolving demand loan (see Note 2 to financial statements)) of $71.9 million resulting in a debt to running cash flow ratio of approximately 1.5:1. Peyto's first quarter $22.5 million capital program was funded through cash flow and working capital. During the quarter, Peyto's bank lines were expanded to $100 million.

PEYTO

Exploration & Development Corp.

1



Interim Report
for the three months ended March 31, 2002

Highlights

	Three Months Ended March 31		
			%
	2002	2001	Change
Operations			
Production			
Natural gas (mcf/d)	**35,049**	13,694	*156*
Oil & NGL (bbl/d)	**1,409**	472	*199*
Barrels of oil equivalent (boe/d @ 10:1)	**4,913**	1,842	*167*
Average product prices			
Natural gas ($/mcf)	**4.46**	10.30	*(57)*
Oil & NGL ($/bbl)	**24.42**	39.89	*(39)*
Average operating expenses ($/boe)	**2.12**	2.06	*3*
Financial ($000)			
Revenue	**17,150**	14,386	*19*
Royalties (net of ARTC)	**3,472**	3,880	*(11)*
Funds from operations	**12,098**	9,681	*25*
Net earnings	**5,925**	4,618	*28*
Capital expenditures	**22,549**	20,813	*8*
As at March 31			
Debt, including working capital deficit	**71,976**	31,087	*132*
Shareholders' equity	**47,207**	25,803	*83*
Total assets	**155,390**	78,886	*97*
Common shares outstanding (000)	**42,976**	41,646	*3*
Weighted average common shares outstanding (000)	**42,184**	40,906	*3*
Per share data ($/share)			
Funds from operations			
Basic	**0.29**	0.24	*21*
Diluted	**0.28**	0.23	*22*
Earnings			
Basic	**0.14**	0.11	*27*
Diluted	**0.14**	0.11	*27*

Report from the president

PEYTO Exploration & Development Corp. is pleased to present its first quarter financial and operating results for the period ended March 31, 2002.

Quarterly Review

Gas production for the quarter increased 156% over the same period in 2001. Daily production averaged 35.0 mmcf of natural gas and 1,409 barrels of oil and natural gas liquids. Despite a 57% drop in natural gas prices, our production gains and lower total costs per boe increased quarterly cash flow from $9.7 million in 2001 to $12.1 million in 2002. Quarterly earnings increased from $4.6 million in 2001 to $5.9 million in 2002. Product prices averaged $4.46 per mcf for gas and $24.42 per barrel for oil and natural gas liquids. Operating costs averaged $2.12 per barrel of oil equivalent ("boe", natural gas converted on a 10:1 basis throughout). Our total cost structure (production, interest and general and administrative expense) decreased 29% from $4.82 per boe to $3.41 per boe. The drop from the abnormally high energy prices in the first quarter of 2001 resulted in a 53% reduction in the field netback to $28.81 per boe from $61.33 per boe for Q1 2001. In order to take full advantage of the historically low drilling, completion and borrowing costs we accelerated exploration and development activity to a record level with total capital expenditures of $22.5 million during the quarter. Bank lines were expanded to $100 million in March.

Netback Analysis

The following table summarizes Peyto's corporate netback for the first quarter and includes a simplified look at the current forward strip for the upcoming summer and winter periods. At this time, none of Peyto's hedges for the summer months are out of the money and we have no hedges in place beyond October 31, 2002 (see Note 5 to Financial Statements for complete summary of hedges). We have used the first quarter cost and royalty structures against the forward strip in order to calculate what our corporate netback would be if the assumptions materialize to be actuals.

	Q1 2002	Summer AECO Jun 1/02 – Oct 31/02	Winter AECO Nov 1/02 – March 31/03
Average Gas Price ($CDN/GJ)	$3.88	$4.83	$5.79
Average Heating Value (GJ/mcf)	1.15	1.15	1.15
PEYTO Plant gate Gas Price ($CDN/mcf)	$4.46	$5.55	$6.66
Average Oil & NGL Price ($CDN/bbl)	$24.42	$28.00	$28.00
% Gas, BOE (10:1)	71%	71%	71%
% Oil & NGL, boe (10:1)	29%	29%	29%
Gas, Oil & NGL Revenue ($/boe)	$38.78	$47.56	$55.40
Royalties net of ARTC ($/boe)	$7.85	$9.99	$11.63
Operating Costs ($/boe)	$2.12	$2.12	$2.12
Field Netback ($/boe)	$28.81	$35.45	$41.64
G&A Costs ($/boe)	$0.23	$0.23	$0.23
Interest Costs ($/boe)	$1.06	$1.06	$1.06
Corporate Netback ($/boe)	$27.52	$34.16	$40.35

Assumptions: *Oil and NGL price based on March 2002 actuals*
AECO forward strip based on quotes from a large financial institution at May 14, 2002 close
Royalties and costs based on Q1 2002 actuals

Activity Update

For the first five months of 2002, our production in the Sundance area has been limited by our existing plant capacity. The 50 mmcf per day expansion of our 100% owned and operated Sundance gas plant is on track for startup in June 2002. This fourth expansion in the first two years of the facility's life will ultimately increase the gas processing capacity to 98 mmcf per day. Twenty-one gross (17.9 net) successful gas wells, all with a total depth greater than 2,200 meters, have now been drilled or re-entered, cased and completed since year end. We plan to keep three drilling rigs active in the greater Sundance area throughout the year.

Outlook

Our commitment to full cycle value creation continues to deliver unparalleled growth. The expanded gas exploration and development plan that we embarked on at the beginning of 2002 has grown our production base at a time when capital and borrowing costs are at historical lows. The majority of our 2002 capital budget is being used to drill, complete and tie-in low risk development gas wells. Significant production growth is expected for the balance of the year. We encourage you to visit Peyto's website at www.peyto.com for more information on our Company.

Don T. Gray, P.Eng.
President and Chief Executive Officer
May 21, 2002

This report, or any part of it, may include comments that do not refer strictly to historical results or actions and may constitute forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Corporation or of the industry to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include general and industry economic and business conditions which, among other things, affect the demand for the commodities produced by the Corporation, competitive factors and industry capacity, the availability of personnel to manage the Corporation and manage and deliver the commodities produced, the ability of the Corporation to finance and implement its business strategy, changes in, or the failure to comply with, government law and regulations (especially relating to health, safety and environment), weather and other such risks as may be identified in this report or in other published documents. Accordingly, there is no certainty that the Corporation's plans will be achieved.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Management's discussion and analysis

Management's discussion and analysis of financial conditions and results of operations should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2002 and the audited consolidated financial statements for the year ended December 31, 2001.

Gross revenues totaled $17.2 million during the first quarter of 2002 an increase of 19 percent from $14.4 million for the first three months of 2001. The increased revenue is a result of higher production volumes despite significantly lower commodity prices. The price of natural gas averaged $4.46 per mcf for the first quarter of 2002 down 57 percent from $10.30 per mcf for the first three months of 2001. Oil and natural gas liquids prices averaged $24.42 for the first quarter of 2002, down 39 percent from $39.89 per barrel for the same period in 2001.

Natural gas production for the quarter increased by 156 percent to 35.0 mmcf per day from 13.7 mmcf per day in the same quarter of 2001. First quarter oil and natural gas liquids production increased by 199 percent to 1,409 bbl/d in 2002 from 472 bbl/d in 2001. On a barrel of oil equivalent basis, production for the first three months averaged 4,913 boe per day (natural gas converted on a 10:1 basis) up 167 percent from 1,842 boe per day for the first three months of 2001.

2002 royalties to date, net of Alberta Royalty Tax Credit (ARTC), decreased by 11 percent to $3.5 million from $3.9 million in 2001. The 2002 average royalty rate, before ARTC, was 21 percent compared to 27 percent for the same period in 2001. The reduction in royalties was the result of Peyto's efforts to buy out royalty interests in addition to a number of wells qualifying for the deep gas royalty holiday.

Due to increased production volumes, operating costs for the three month period rose to $940,000 in 2002 from $341,000 in 2001. On a barrel of oil equivalent basis, operating costs were $2.12 per boe in 2002 compared to $2.06 per boe in 2001. Operating costs are comprised of field expenses and natural gas transportation costs net of income generated by the processing and gathering of joint venture gas.

Net general and administrative expenses decreased by 38 percent to $102,000 in the first three months of 2002 from $166,000 in 2001 due to an increase in overhead recoveries associated with the capital program. On a boe basis, net general and administrative expenses decreased by 72 percent to $0.28 per boe in 2002 from $1.00 per boe in 2001. This reduction was the result of the increase in production volumes while maintaining a similar level of staff.

Financing charges for the first three months of 2002 were $467,000 up from $295,000 in 2001. The increase was due to higher debt levels associated with Peyto's aggressive 2002 capital program.

Depreciation, depletion and site restoration expenses were $2.3 million in the first three months of 2002 compared to $1.2 million for the same period in 2001 as a direct result of Peyto's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate decreased to $5.14 in 2002 from $7.25 in 2001 as a result of the successful reserve additions.

The 2002 provision for future income tax remained unchanged at $3.9 million.

Funds from operations for the first quarter of 2002 were $12.1 million compared with $9.7 million in 2001. This 25% increase was the result of increased production volumes and lower operating costs despite significantly lower commodity prices. The final month of the quarter had cash flow of $5.4 million and accounted for 45% of first quarter cash flow. This was due to the strengthening commodity prices and increased production that averaged 5,303 boe per day for the month. On a per share basis, the first three months of 2002 resulted in funds from operations of $0.29 per share versus $0.24 per share in 2001. The decreased natural gas and liquids prices resulted in a field netback for the period of $28.81 per boe in 2002 compared to $61.33 per boe in 2001. Net income in 2002 was $5.9 million or $0.14 per share compared with $4.6 million in 2001 or $0.11 per share.

At March 31, 2002, the Company had a working capital deficiency (including the revolving demand loan (see Note 2 to financial statements)) of $71.9 million resulting in a debt to running cash flow ratio of approximately 1.5:1. Peyto's first quarter $22.5 million capital program was funded through cash flow and working capital. During the quarter, Peyto's bank lines were expanded to $100 million.

Quarterly information

	2002	2001			
	Q1	Q4	Q3	Q2	Q1
Operations					
Production					
Oil & NGLs (bbl/d)	**1,409**	1,222	815	621	472
Natural gas (mcf/d)	**35,049**	30,175	22,431	15,502	13,694
Barrels of oil equivalent (boe/d @ 10:1)	**4,913**	4,240	3,058	2,171	1,842
Average product prices					
Oil & NGLs ($/bbl)	**24.42**	23.84	30.48	36.82	39.89
Natural gas ($/mcf)	**4.46**	4.32	4.32	7.02	10.30
Average operating expenses ($/boe)	**2.12**	2.31	1.38	2.29	2.06
Field netback ($/boe)	**28.81**	29.08	31.02	44.88	61.33
Financial ($000)					
Revenue	**17,150**	14,679	11,195	11,987	14,386
Royalties (net of ARTC)	**3,472**	2,437	2,082	2,667	3,880
Funds from operations	**12,098**	9,546	8,115	8,160	9,681
Net earnings	**5,925**	4,969	3,486	4,450	4,618
Capital expenditures	**22,549**	22,029	18,472	18,641	20,813
Common shares outstanding (000)	**42,976**	41,999	41,816	41,813	41,646
Per share data ($/share)					
Funds from operations					
Basic	**0.29**	0.23	0.19	0.20	0.24
Diluted	**0.28**	0.22	0.19	0.19	0.23
Earnings					
Basic	**0.14**	0.12	0.08	0.11	0.11
Diluted	**0.14**	0.12	0.08	0.10	0.11

Financial statements

Balance Sheet

As at	March 31 2002 (unaudited)	December 31 2001 (audited)
Assets		
Current assets		
Cash	$ 1,178	$ 1,220
Accounts receivable	12,927,655	8,245,973
Prepaids	454,585	526,291
	13,383,418	8,773,484
Property, plant and equipment *(Note 2)*	142,006,396	121,700,469
	$ 155,389,814	$ 130,473,953
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$ 25,828,058	$ 13,113,286
Capital taxes payable	310,821	245,360
Revolving demand loan *(Note 3)*	59,220,275	58,945,472
	85,359,154	72,304,118
Site restoration provision	233,978	202,322
Future income taxes	22,589,506	18,349,387
	22,823,484	18,551,709
Shareholders' equity		
Share capital *(Note 4)*	18,000,085	16,336,504
Retained earnings	29,207,091	23,281,622
	47,207,176	39,618,126
	$ 155,389,814	$ 130,473,953

Financial statements

Statements of Earnings and Retained Earnings
(unaudited)

	Three Months Ended March 31	
	2002	2001
Revenue		
Oil and gas sales, net	$ **13,678,316**	$ 10,505,548
Interest and other income	**-**	3,780
	13,678,316	10,509,328
Expenses		
Operating	**939,589**	341,121
General and administrative	**102,400**	165,519
Interest	**467,056**	295,240
Depletion, depreciation and site restoration	**2,274,930**	1,201,999
	3,783,975	2,003,879
Earnings before taxes	**9,894,341**	8,505,449
Future income tax expense	**(3,897,871)**	(3,860,453)
Capital tax expense	**(71,001)**	(26,927)
Earnings for the period	**5,925,469**	4,618,069
Retained earnings, beginning of period	**23,281,622**	5,758,051
Retained earnings, end of period	$ **29,207,091**	$ 10,376,120
Earnings per share		
Basic	**$0.14**	$0.11
Diluted	**$0.14**	$0.11

Financial statements

Statements of Cash Flows
(unaudited)

	Three Months Ended March 31	
	2002	2001
Cash provided by (used in)		
Operating Activities		
Earnings for the period	**$ 5,925,469**	$ 4,618,069
Items not requiring cash:		
Future income taxes	**3,897,871**	3,860,453
Depletion, depreciation and site restoration	**2,274,930**	1,201,999
Funds from operations	**12,098,270**	9,680,521
Change in non-cash working capital related to operating activities	**(1,898,697)**	2,998,845
	10,199,573	12,679,366
Financing Activities		
Issue of common shares, net of costs	**2,005,829**	869,643
Increase in revolving demand loan	**274,803**	9,178,334
	2,280,632	10,047,977
Investing Activities		
Additions to property, plant and equipment	**(22,549,201)**	(20,812,672)
Change in non-cash working capital related to investing activities	**10,068,954**	(1,847,266)
	(12,480,247)	(22,659,938)
Net increase (decrease) in cash	**(42)**	67,405
Cash, beginning of period	**1,220**	53,027
Cash, end of period	**$ 1,178**	$ 120,432
Funds from operations per share		
Basic	**$0.29**	$0.24
Diluted	**$0.28**	$0.23

Notes to financial statements

1. **Accounting Principles**

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. These interim financial statements have been prepared on the same basis as the audited financial statements as at and for the year ended December 31, 2001. Management's discussion and analysis of financial conditions and results of operations should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2002 and the audited consolidated financial statements for the year ended December 31, 2001

2. **Property, Plant and Equipment**

	2002 **$**	2001 $
Property, plant and equipment	**153,214,764**	130,693,300
Office furniture and equipment	**248,084**	220,347
	153,462,848	130,913,647
Accumulated depletion and depreciation	**(11,456,452)**	(9,213,178)
	142,006,396	121,700,469

At March 31, 2002, costs of $13,575,000 (March 31, 2001 - $8,250,000) related to undeveloped land have been excluded from the depreciation calculation. No general and administration expenses relating to the Company's exploration, development and acquisition programs were capitalized.

3. **Revolving Demand Loan**

In March 2002 Peyto entered into an agreement with the Bank of Montreal for a revolving credit facility to a maximum of $100,000,000. Outstanding amounts on this facility bear interest at bank prime and are due on demand. A General Security Agreement with a floating charge on land registered in Alberta is held as collateral by the bank.

Effective January 1, 2002 the Company adopted the recommendations of the Emerging Issues Committee of the Canadian Institute of Chartered Accountants concerning the presentation of revolving demand loans. These new recommendations require that the classification of debt on the balance sheet be based upon the facts existing at the balance sheet date rather than expectations. Prior to the adoption of the new recommendations, the Company presented the demand loan as long term on the basis that the bank had indicated it was not its intention to call for repayment within one year provided there was no adverse change in the financial position of the Company.

While the bank has confirmed that it is not its intention to call for repayment of this loan before March 31, 2003, provided there is no adverse change in the financial position of the Company, this loan is demand in nature and pursuant to the CICA pronouncement is presented as a current liability.

4. **Share Capital**

Authorized

Unlimited number of common voting shares
Unlimited number of preferred shares, issuable in series

Issued - Common shares

	Number of Shares	Amount $
Balance, December 31, 2001	41,999,741	16,336,504
Exercise of stock options	976,224	2,026,307
Tax benefits transferred to shareholders	—	(350,976)
Share issue costs, net of associated tax benefits	—	(11,750)
Balance, March 31, 2002	42,975,955	18,000,085

Stock Options

The Company has a director and employee stock option plan. The number of common shares reserved for issuance at any one time shall not exceed 4,178,005 shares subject to shareholder and regulatory approval. The exercise price of an option is set at the market price of the common shares at the date of grant. Each option vests over a three year period and has a term of 5 years.

	As at March 31, 2002		As at March 31, 2001	
	Options	Weighted - Average Exercise Price	Options	Weighted- Average Exercise Price
Opening	**3,310,334**	**$2.39**	2,987,000	$0.63
Granted	**1,286,224**	**$5.15**	2,655,334	$2.65
Exercised	**(976,224)**	**$2.08**	(1,847,667)	$0.46
Cancelled	-	-	(184,334)	$1.33
Closing	**3,620,334**	**$3.45**	3,610,333	$2.17

Per Share Amounts

Earnings per share and funds from operations per share have been calculated based upon the weighted average number of common shares outstanding during the year of 42,184,129 (2001 – 40,906,227). Diluted per share amounts are calculated using the treasury stock method. The weighted average number of common shares used to determine diluted per share amounts in 2002 was 43,187,159 (2001 – 41,203,886).

5. **Financial Instruments**

Financial instruments of the Company consist of cash, accounts receivable, accounts payable and accrued liabilities and a revolving demand loan. As at March 31, 2002 there are no significant differences between their carrying values and their estimated market values.

The Company is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Company enters into these contracts for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of natural gas commodity process by locking in a minimum and maximum forward price.

A summary of contracts outstanding in respect to the hedging activities at March 31, 2002 were as follows:

Period Hedged	Daily Volume GJ/day	Floor $/GJ	Ceiling $/GJ
Costless Collars:			
November 1, 2001 to April 1, 2002	2,000	$6.00	$10.55
November 1, 2001 to April 1, 2002	2,000	$6.00	$10.80
November 1, 2001 to April 1, 2002	2,000	$6.00	$10.10
November 1, 2001 to April 1, 2002	2,500	$3.50	$5.80
April 1 to October 31, 2002	3,500	$3.50	$5.75
June 1 to October 31, 2002	3,500	$3.75	$6.20
Fixed Price Contracts:			
April 2002	14,000	$4.41	
April 2002	2,000	$4.45	
May 2002	10,000	$4.43	
May 2002	2,000	$4.46	
June 2002	4,000	$4.68	

Corporate information

Officers

Don Gray
President and Chief Executive Officer

Roberto Bosdachin
Vice-President, Exploration

Lyle Skaien
Vice President, Operations

Darren Gee
Vice President, Exploitation

Sandra Brick
Vice President, Finance

Stephen Chetner
Corporate Secretary

Directors

Rick Braund

Don Gray

Mike Broadfoot

Brian Craig

Jim Riddell

Stephen Chetner

Auditors
Ernst & Young LLP

Solicitors
Burnet, Duckworth & Palmer

Bankers
Bank of Montreal

Transfer Agent
Computershare Trust Company of Canada

Head Office
420, 333 – 5 Avenue SW
Calgary, AB
T2P 3B6

Phone: 403.261.6081
Fax: 403.261.8976
Web: www.peyto.com

Stock Listing Symbol: PEY
Toronto Stock Exchange

Computershare

530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

June 18, 2002

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

Dear Sirs:

Subject: **Peyto Exploration & Development Corp.**

We confirm that the following material was sent by pre-paid mail on June 17, 2002, to the registered shareholders of the common shares of the subject Corporation:

1. Interim Report for the three months ended March 31, 2002

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"
Amanda Jones
Assistant Account Manager
Stock Transfer Services

Cc: Peyto Exploration & Development Corp.
Attention :Don Gray

c3248
r f BC-Peyto-Appointment 07-08 0155
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Peyto Announces Appointment of Director

CALGARY, July 8 /CNW/ - Peyto Exploration & Development Corp. ("Peyto") today is pleased to announce that John L. Boyd has been appointed to its Board of Directors. Mr. Boyd is a private investor who focuses primarily on the Canadian energy sector and currently resides in Perth, Australia. Mr. Boyd first became a shareholder of Peyto in February 2002 and now owns 3,240,800 shares which represents 7.5% of the total outstanding at this time. The Board believes that Mr. Boyd's integrity, business savvy, interest in the job and owner-orientation are the requisites that will best serve the interests of all Peyto shareholders.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.
%SEDAR: 00009733E

-0- 07/08/2002
/For further information: Donald T. Gray, President and Chief Executive Officer, Peyto, (403) 261-6077/
(PEY.)

CO: Peyto Exploration & Development Corp.
ST: Alberta
IN: OIL
SU: PER

-30-

CNW 12:13e 08-JUL-02

c9443
r f BC-Peyto-Summary-Website 07-31 0153
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Peyto to Post Insider Trading Summary on Website

SYMBOL: PEY - TSX

CALGARY, July 31 /CNW/ - Peyto Exploration & Development Corp. ("Peyto") is pleased to announce that as of today a summary of insider trading will be available on our website at www.peyto.com. The opening balances included in the summary will correspond with the last report filed by each insider with the appropriate securities commissions. As we go forward, the summary will be updated within two days of the filing date of each insider report. This summary will provide our shareholders with more timely disclosure of insider trades than the current system offers.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

%SEDAR: 00009733E

-0- 07/31/2002

/For further information: Donald T. Gray, President and Chief Executive Officer of Peyto at (403) 261-6077/

(PEY.)

CO: Peyto Exploration & Development Corp.
ST: Alberta
IN: OIL
SU:

-30-

CNW 17:39e 31-JUL-02

c4002 03 DEC 30 AM 7:21
r f BC-Peyto-Q2-Results 08-19 3619
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Peyto Exploration & Development Corp. Announces Second Quarter 2002 Financial and Operating Results

CALGARY, Aug. 19 /CNW/ - PEYTO Exploration & Development Corp. is pleased to present its second quarter financial and operating results for the period ended June 30, 2002.

Quarterly Review

In the second quarter of 2002, Peyto achieved corporate records for production, cash flow and earnings on both an absolute and a per share basis. Gas and liquids production per share for the quarter increased 139% and 136% respectively, over the same period in 2001. Daily production averaged 38.2 mmcf of natural gas and 1,512 barrels of oil and natural gas liquids. Despite a 37% drop in natural gas prices, our production gains and lower total costs per barrel of oil equivalent ("boe", natural gas converted on a 6:1 basis throughout) increased quarterly cash flow from $8.2 million in 2001 to $13.2 million in 2002. Quarterly earnings increased from $4.5 million in 2001 to $6.4 million in 2002. Product prices averaged $4.43 per mcf for gas and $29.95 per barrel for oil and natural gas liquids. Operating costs averaged $1.67 per boe. Our total cost structure (production, interest and general and administrative expense) decreased 25% from $3.81 per boe to $2.86 per boe. Capital expenditures for the quarter totaled $28.3 million. Drilling projects continued at record levels representing 67% of the total capital spent during the quarter. The expansion of our Sundance gas plant was completed on schedule at the end of the quarter. The capital spent on this expansion in the quarter was $7.1 million or 25% of the total.

<<

Three Months Ended June 30 % Six Months Ended June 30

2001 Change 20 Change

Operatioduction
N (mcf/d) 38,194 146 36,630 14,603 15& NGL
(bbl/d) 621 143 1,461 547 167

Barrels of oil equivalent (boe/d (at) 6:1)	7,878	3,205	146	7,566	2,981	154
Average product prices						
Natural gas ($/mcf)	4.43	7.02	(37)	4.44	8.55	(48)
Oil & NGL ($/bbl)	29.95	36.82	(19)	27.30	38.14	(28)
Aveerating expenses ($/boe)	1.67	1.55	8	1.56	1.47	6
Financial ($000)						
Revenue	19,530	11,987	63	36,680	26,373	39
Royalties (net of ARTC)	4,197	2,667	57	7,669	6,547	17
Funds from operations	13,185	8,160	62	25,284	17,841	42
Net earnings	6,362	4,450	43	12,288	9,068	36
Capital expenditures	28,270	18,641	52	50,819	39,454	29

As at June 30			
Debt, including working capital deficit	86,953	41,506	109
Shareholders' equity	53,685	30,342	77
Total assets	178,900	96,493	85
Common shares outstanding (000)	43,143	41,813	3
Weighted average common shares outstanding (000)	42,642	41,338	3

	Three Months Ended June 30			Six Months Ended June 30		
	2002	2001	% Change	2002	2001	% Change
Per share data ($/share)						
Funds from operations						
Basic	0.31	0.20	55	0.59	0.43	37
Diluted	0.30	0.19	58	0.58	0.42	38
Earnings						
Basic	0.15	0.11	36	0.29	0.22	32
Diluted	0.14	0.10	40	0.28	0.21	33

>>

Activity Update

Since the beginning of the year, Peyto has drilled or re-entered thirty five gross (30.7 net) wells targeting gas at depths greater than 2,200 meters. All of these wells have been successful. Our plan is to keep three drilling rigs active in the greater Sundance area for the remainder of the year. Two more compressors, each with capacity of 12 mmcf/d, have been ordered and are scheduled for installation in October and December of this year. Exploration and development activity is now underway in our new area.

Cardium Reserve Audit

In order to independently address questions from those unfamiliar with the greater Edson Cardium play, Peyto retained Gilbert Laustsen Jung Associates Ltd. ("GLJ") to conduct a reserve evaluation. The July 1, 2002 GLJ Evaluation ("GLJ Report") included all the wells that made up Peyto's proven producing Cardium reserves in the Sundance area and had an effective date of December 31, 2001. GLJ evaluated 75% of our total proven producing reserves, based on the year end 2001 Paddock Lindstrom & Associates Ltd. report dated January 21, 2002 ("Paddock Report"). The GLJ evaluation assigned proven producing company sales gas reserves of 71,470 mmcf. The proven producing reserves forecast in the GLJ Report were 2.7% lower than what had been assigned in the Paddock Report and had an average producing life of 36.5 years. The net present value (before income tax, discounted at 10%, GLJ July 1, 2002 price forecast) of the GLJ report was $162.3 million which was 1% higher than the value assigned in the Paddock Report. In our opinion, this reserve audit confirms our belief that our Cardium reserve assignments have been accurate.

Outlook

Our low risk approach to generating high return projects which focus on

finding and developing gas reserves has created significant shareholder value. Production per share has increased by over 50% and the value of that production (based on the gas futures market) has increased by 20% since we embarked on our exploration and development plan at the beginning of 2002. Significant production growth for the balance of the year is on track. We encourage you to visit Peyto's website at www.peyto.com where you will find a current presentation, financial and historical news releases and an updated insider trading summary.

Don T. Gray, P.Eng.
President and Chief Executive Officer
August 19, 2002

This report, or any part of it, may include comments that do not refer strictly to historical results or actions and may constitute forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Corporation or of the industry to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include general and industry economic and business conditions which, among other things, affect the demand for the commodities produced by the Corporation, competitive factors and industry capacity, the availability of personnel to manage the Corporation and manage and deliver the commodities produced, the ability of the Corporation to finance and implement its business strategy, changes in, or the failure to comply with, government law and regulations (especially relating to health, safety and environment), weather and other such risks as may be identified in this report or in other published documents. Accordingly, there is no certainty that the Corporation's plans will be achieved.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Management's discussion and analysis

Management's discussion and analysis of financial conditions and results of operations should be read in conjunction with the unaudited interim financial statements for the six months ended June 30, 2002 and the audited consolidated financial statements for the year ended December 31, 2001.

Gross revenues totaled $19.5 million during the second quarter of 2002 (Q2 2001 - $11.9 million) and $36.7 million for the first six months of 2002 (first half 2001 - $26.4 million). These increases of 63 percent and 39 percent, respectively, are a result of higher production volumes despite significantly lower commodity prices. The price of natural gas averaged $4.43 per mcf for the second quarter of 2002 (Q2 2001 - $7.02 per mcf) and $4.44 per mcf for the first six months of 2002 (first half 2001 - $8.55 per mcf). Oil and natural gas liquids prices averaged $29.95 for the second quarter of 2002 (Q2 2001 - $36.82 per barrel) and $27.30 per barrel for the first six months of 2002 (first half 2001 - $38.14 per barrel).

Natural gas production for the quarter increased 146 percent to 38.2 mmcf per day from 15.5 mmcf per day in the same quarter of 2001. Oil and natural gas liquids production increased 143 percent to 1,512 bbl/d in 2002 from 621 bbl/d in 2001. Production for the first half averaged 7,566 barrels of oil equivalent ("boe", natural gas converted on a 6:1 basis) per day up 154 percent from 2,981 boe per day for the first six months of 2001. All references to barrel of oil equivalent are now being reported on the accepted energy equivalent of six thousand cubic feet of natural gas being equivalent to one barrel of oil. All historical figures have been adjusted accordingly.

The 2002 royalties to date, net of Alberta Royalty Tax Credit (ARTC), increased 17 percent to $7.7 million from $6.5 million in 2001. The 2002

average royalty rate, before ARTC, was 22 percent unchanged from the same period in 2001.

Due to increased production volumes, operating costs for the six month period rose to $2.1 million in 2002 from $793,000 in 2001. On a barrel of oil equivalent basis, operating costs were $1.56 per boe in 2002 compared to $1.47 per boe in 2001. Operating costs are comprised of field expenses and natural gas transportation costs net of income generated by the processing and gathering of joint venture gas.

Net general and administrative expenses increased by 5 percent to $392,000 in the first half of 2002 from $372,000 in 2001 due primarily to the commitment fee of $190,000 on Peyto's $100 million line of credit which was partially offset by an increase in overhead recoveries associated with the capital program. On a boe basis, net general and administrative expenses decreased by 59 percent to $0.29 per boe in 2002 from $0.69 per boe in 2001.

Financing charges for the first half of 2002 were $1.0 million up 37 percent from $754,000 in 2001. The increase was due to higher debt levels associated with Peyto's aggressive 2002 capital program. On a per boe basis, interest charges were down 46 percent from $1.40 per boe in 2001 to $0.75 per boe in 2002.

Depreciation, depletion and site restoration expenses were $4.8 million in the first half of 2002 compared to $2.3 million for the same period in 2001 as a direct result of Peyto's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate decreased to $3.53 in 2002 from $4.32 in 2001 as a result of successful reserve additions.

The 2002 provision for future income taxes increased to $8.2 million compared to $6.4 million in 2001 as a result of increased profitability in Peyto due to higher production volumes.

Funds from operations for the first half of 2002 were $25.3 million compared with $17.8 million in 2001. This 42% increase was the result of increased production volumes despite significantly lower commodity prices. On a per share basis, the first half of 2002 resulted in funds from operations of $0.59 per share versus $0.43 per share in 2001. The decreased natural gas and liquids prices resulted in a field netback for the period of $19.62 per boe in 2002 compared to $35.28 per boe in 2001. Net earnings in 2002 were $12.3 million or $0.29 per share compared with $9.1 million in 2001 or $0.22 per share.

At June 30, 2002, the Company had a working capital deficiency (including the revolving demand loan (see Note 2 to financial statements) of $86.9 million resulting in a debt to running cash flow ratio of approximately 1.6:1. Peyto's first half $50.8 million capital program was funded through cash flow and working capital. Peyto currently has a $100 million line of credit.

<<

Quarterly information

	2002		2001		
	Q2	Q1	Q4	Q3	Q2
Operations					
Production					
Natural gas (mcf/d)	38,194	35,049	30,175	22,431	15,502
Oil & NGLs (bbl/d)	1,512	1,409	1,222	815	621
Barrels of oil equivalent (boe/d (at) 6:1)	7,878	7,250	6,251	4,553	3,205
Average product prices					
Natural gas ($/mcf)	4.43	4.46	4.32	4.32	7.02

Oil & NGLs ($/bbl)	29.95	24.42	23.84	30.48	36.82
Average operating expenses ($/boe)	1.67	1.44	1.57	0.93	1.55
Field netback ($/boe)	19.72	19.52	19.72	20.83	30.41
Financial ($000)					
Revenue	19,530	17,150	14,679	11,195	11,987
Royalties (net of ARTC)	4,197	3,472	2,437	2,082	2,667
Funds from operations	13,185	12,098	9,546	8,115	8,160
Net earnings	6,362	5,925	4,969	3,486	4,450
Capital expenditures	28,270	22,549	22,029	18,472	18,641
Common shares outstanding (000)	43,143	42,976	41,999	41,816	41,813
Per share data ($/share)					
Funds from operations					
Basic	0.31	0.29	0.23	0.19	0.20
Diluted	0.30	0.28	0.22	0.19	0.19
Earnings					
Basic	0.15	0.14	0.12	0.08	0.11
Diluted	0.14	0.14	0.12	0.08	0.10

Financial statements

Balance Sheet

As at	June 30 2002 (unaudited)	December 31 2001 (audited)
Assets		
Current assets		
Cash	$ 31,177	$ 1,220
Accounts receivable	10,622,674	8,245,973
Prepaids	492,360	526,291
	11,146,211	8,773,484
Property, plant and equipment (Note 2)	167,754,148	121,700,469
	$178,900,359	$130,473,953
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$ 18,680,746	$ 13,113,286
Capital taxes payable	166,534	245,360
Revolving demand loan (Note 3)	79,252,104	58,945,472
	98,099,384	72,304,118
Site restoration provision	264,013	202,322
Future income taxes	26,852,117	18,349,387

	27,116,130	18,551,709
Shareholders' equity		
Share capital (Note 4)	18,115,532	16,336,504
Retained earnings	35,569,313	23,281,622
	53,684,845	39,618,126
	$178,900,359	$130,473,953

Financial statements

Statements of Earnings and Retained Earnings
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	2002	2001
Revenue				
Oil and gas sales, net	$15,332,881	$ 9,320,298	$29,011,197	$19,825,846
Interest and other income	-	6,504	-	10,284
	15,332,881	9,326,802	29,011,197	19,836,130
Expenses				
Operating	1,198,725	452,336	2,138,314	793,457
General and administrative	289,878	206,858	392,278	372,377
Interest	563,262	459,050	1,030,318	754,290
Depletion, depreciation and site restoration	2,552,474	1,128,867	4,827,404	2,330,866
	4,604,339	2,247,111	8,388,314	4,250,990
Earnings before taxes	10,728,542	7,079,691	20,622,883	15,585,140
Future income tax expense	(4,270,598)	(2,581,761)	(8,168,469)	(6,442,214)
Capital tax expense	(95,722)	(48,281)	(166,723)	(75,208)
Earnings for the period	6,362,222	4,449,649	12,287,691	9,067,718
Retained earnings, beginning of period	29,207,091	10,376,120	23,281,622	5,758,051
Retained earnings, end of period	$35,569,313	$14,825,769	$35,569,313	$14,825,769

Earnings per share

Basic	$ 0.15	$ 0.11	$ 0.29	$ 0.22
Diluted	$ 0.14	$ 0.10	$ 0.28	$ 0.21

Financial statements

Statements of Cash Flows
(unaudited)

	Three Months Ended June 30 2002	2001	Six Months Ended June 30 2002	2001
Cash provided by (used in)				
Operating Activities				
Earnings for the period	$ 6,362,222	$ 4,449,649	$12,287,691	$ 9,067,718
Items not requiring cash:				
Future income taxes	4,270,598	2,581,761	8,168,469	6,442,214
Depletion, depreciation and site restoration	2,552,474	1,128,867	4,827,404	2,330,866
Funds from operations	13,185,294	8,160,277	25,283,564	17,840,798
Change in non-cash working capital related to operating activities	2,141,272	4,185,652	242,575	7,184,497
	15,326,566	12,345,929	25,526,139	25,025,295
Financing Activities				
Issue of common shares, net of costs	107,460	62,387	2,113,289	932,030
Increase in revolving demand loan	20,031,829	10,807,688	20,306,632	19,986,022
	20,139,289	10,870,075	22,419,921	20,918,052
Investing Activities				
Additions to property, plant and equipment	(28,270,191)	(18,641,261)	(50,819,392)	(39,453,933)
Change in non-cash working capital related to investing activities	(7,165,665)	(4,608,819)	2,903,289	(6,456,085)
	(35,435,856)	(23,250,080)	(47,916,103)	(45,910,018)
Net increase (decrease) in cash	29,999	(34,076)	29,957	33,329

Cash, beginning of period	1,178	120,432	1,220	53,027
Cash, end of period	$ 31,177	$ 86,356	$ 31,177	$ 86,356
Funds from operations per share				
Basic	$ 0.31	$ 0.20	$ 0.59	$ 0.43
Diluted	$ 0.30	$ 0.19	$ 0.58	$ 0.42

>>

Notes to financial statements

1. Accounting Principles

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. These interim financial statements have been prepared on the same basis as the audited financial statements as at and for the year ended December 31, 2001. Management's discussion and ana financial conditions and results of operations should be read in conjunction with the unaudited interim financial statements for the six months ended June 30, 2002 and the audited financial statements for the year ended December 31, 2001.

Effective January 1, 2002, the Company adopted the CICA recommendations for measurement standards for stock-based compensation plans. The standard allows a choice of either valuing stock options at fair value at inception and recording this cost as compensation or charging equity when the options are exercised. Peyto has determined it will not apply the fair value based approach and will continue to follow the equity approach.

2. Property, Plant and Equipment

<<

	2002 $	2001 $
Property, plant and equipment	181,469,335	130,693,300
Office furniture and equipment	263,704	220,347
	181,733,039	130,913,647
Accumulated depletion and depreciation	(13,978,891)	(9,213,178)
	167,754,148	121,700,469

>>

At June 30, 2002, costs of $15,188,000 (June 30, 2001 - $8,250,000) related to undeveloped land have been excluded from the depreciation calculation. No general and administration expenses relating to the Company's exploration, development and acquisition programs were capitalized.

3. Revolving Demand Loan

The Company has a revolving credit facility to a maximum of $100,000,000. Outstanding amounts on this facility bear interest at bank prime and are due on demand. A General Security Agreement with a floating charge on land registered in Alberta is held as collateral by the bank.

Effective January 1, 2002 the Company adopted the recommendations of the Emerging Issues Committee of the Canadian Institute of Chartered Accountants

concerning the presentation of revolving demand loans. These new recommendations require that the classification of debt on the balance sheet be based upon the facts existing at the balance sheet date rather than expectations. Prior to the adoption of the new recommendations, the Company presented the demand loan as long term on the basis that the bank had indicated it was not its intention to call for repayment within one year provided there was no adverse change in the financial position of the Company.

While the bank has confirmed that it is not its intention to call for repayment of this loan before June 30, 2003, provided there is no adverse change in the financial position of the Company, this loan is demand in nature and pursuant to the CICA pronouncement is presented as a current liability.

4. Share Capital

Authorized

Unlimited number of common voting shares
Unlimited number of preferred shares, issuable in series

Issued - Common shares
<<

	Number of Shares	Amount $
Balance, December 31, 2001	41,999,731	16,336,504
Exercise of stock options	1,142,890	2,152,973
Tax benefits transferred to shareholders	-	(350,976)
Share issue costs, net of associated tax benefits	-	(22,969)
Balance, June 30, 2002	43,142,621	18,115,532

Stock Options

The Company has a director and employee stock option plan. The number of common shares reserved for issuance at any one time shall not exceed 4,314,262 shares subject to shareholder and regulatory approval. The exercise price of an option is set at the market price of the common shares at the date of grant. Each option vests over a three year period and has a term of 5 years.

	As at June 30, 2002		As at June 30, 2001	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Opening	3,310,333	$2.39	2,987,000	$0.63
Granted	1,306,224	$5.17	2,655,334	$2.65
Exercised	(1,142,890)	$1.88	(2,014,333)	$0.48
Cancelled	(50,000)	$5.51	(754,334)	$1.82
Closing	3,423,667	$3.57	2,873,667	$2.29

>>
Per Share Amounts

Earnings per share and funds from operations per share have been calculated based upon the weighted average number of common shares outstanding during the year of 42,642,082 (2001 - 41,338,377). Diluted per share amounts

are calculated using the treasury stock method. The weighted average number of common shares used to determine diluted per share amounts in 2002 was 43,985,521 (2001 - 42,574,836).

5. Financial Instruments

Financial instruments of the Company consist of cash, accounts receivable, accounts payable and accrued liabilities and a revolving demand loan. As at June 30, 2002 there are no significant differences between their carrying values and their estimated market values. The Company is a party to certain off balance sheet derivative financial instruments, including fixed price contracts.

The Company enters into these contracts for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of natural gas commodity prices by locking in a minimum and maximum forward price.

A summary of contracts outstanding in respect to the hedging activities at June 30, 2002 were as follows:

<<

Period Hedged	Type	Daily Volume	Floor	Ceiling
April, 2002	Fixed	14,000 GJ	$4.41/GJ	
April, 2002	Fixed	2,000 GJ	$4.45/GJ	
May, 2002	Fixed	10,000 GJ	$4.43/GJ	
May, 2002	Fixed	2,000 GJ	$4.46/GJ	
June, 2002	Fixed	4,000 GJ	$4.68/GJ	
August, 2002	Fixed	4,000 GJ	$2.61/GJ	
September, 2002	Fixed	4,000 GJ	$3.00/GJ	
September, 2002	Fixed	6,000 GJ	$3.31/GJ	
September, 2002	Fixed	8,000 GJ	$3.26/GJ	
October, 2002	Fixed	4,000 GJ	$3.48/GJ	
October, 2002	Fixed	6,000 GJ	$3.31/GJ	
October, 2002	Fixed	8,000 GJ	$3.26/GJ	
April 1, 2002 to Nov. 1, 2002	Costless collar	3,500 GJ	$3.50/GJ	$5.75/GJ
June 1, 2002 to Nov. 1, 2002	Costless collar	3,500 GJ	$3.75/GJ	$6.20/GJ
Nov. 1, 2002 to March 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$7.00/GJ
Nov. 1, 2002 to March 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$6.60/GJ
Nov. 1, 2002 to March 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$6.70/GJ
April 1 to October 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$6.85/GJ
April 1 to October 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$7.00/GJ

>>

Corporate information

Officers

Don Gray
President and Chief Executive Officer

Roberto Bosdachin
Vice-President, Exploration

Lyle Skaien

Vice President, Operations

Darren Gee
Vice President, Engineering

Sandra Brick
Vice President, Finance

Stephen Chetner
Corporate Secretary

Directors

Rick Braund
Don Gray
Mike Broadfoot
Brian Craig
Stephen Chetner
John Boyd

Auditors
Ernst & Young LLP

Solicitors
Burnet, Duckworth & Palmer

Bankers
Bank of Montreal

Transfer Agent
Computershare Trust Company of Canada

Head Office
420, 333 - 5 Avenue SW
Calgary, AB
T2P 3B6
Phone: (403) 261-6081
Fax: (403) 261-8976
Web: www.peyto.com
Stock Listing Symbol: PEY
Toronto Stock Exchange
%SEDAR: 00009733E

-0- 08/19/2002

/For further information: Don Gray, President and Chief Executive Officer, Peyto Exploration & Development Corp., Tel: (403) 261-6077/
(PEY.)

CO: Peyto Exploration & Development Corp.
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 17:49e 19-AUG-02

Management's discussion and analysis

Management's discussion and analysis of financial conditions and results of operations should be read in conjunction with the unaudited interim financial statements for the six months ended June 30, 2002 and the audited consolidated financial statements for the year ended December 31, 2001.

Gross revenues totaled $19.5 million during the second quarter of 2002 (Q2 2001 - $11.9 million) and $36.7 million for the first six months of 2002 (first half 2001 - $26.4 million). These increases of 63 percent and 39 percent, respectively, are a result of higher production volumes despite significantly lower commodity prices. The price of natural gas averaged $4.43 per mcf for the second quarter of 2002 (Q2 2001 - $7.02 per mcf) and $4.44 per mcf for the first six months of 2002 (first half 2001 - $8.55 per mcf). Oil and natural gas liquids prices averaged $29.95 for the second quarter of 2002 (Q2 2001 - $36.82 per barrel) and $27.30 per barrel for the first six months of 2002 (first half 2001 - $38.14 per barrel).

Natural gas production for the quarter increased 146 percent to 38.2 mmcf per day from 15.5 mmcf per day in the same quarter of 2001. Oil and natural gas liquids production increased 143 percent to 1,512 bbl/d in 2002 from 621 bbl/d in 2001. Production for the first half averaged 7,566 barrels of oil equivalent ("boe", natural gas converted on a 6:1 basis) per day up 154 percent from 2,981 boe per day for the first six months of 2001. All references to barrel of oil equivalent are now being reported on the accepted energy equivalent of six thousand cubic feet of natural gas being equivalent to one barrel of oil. All historical figures have been adjusted accordingly.

The 2002 royalties to date, net of Alberta Royalty Tax Credit (ARTC), increased 17 percent to $7.7 million from $6.5 million in 2001. The 2002 average royalty rate, before ARTC, was 22 percent unchanged from the same period in 2001.

Due to increased production volumes, operating costs for the six month period rose to $2.1 million in 2002 from $793,000 in 2001. On a barrel of oil equivalent basis, operating costs were $1.56 per boe in 2002 compared to $1.47 per boe in 2001. Operating costs are comprised of field expenses and natural gas transportation costs net of income generated by the processing and gathering of joint venture gas.

Net general and administrative expenses increased by 5 percent to $392,000 in the first half of 2002 from $372,000 in 2001 due primarily to the commitment fee of $190,000 on Peyto's $100 million line of credit which was partially offset by an increase in overhead recoveries associated with the capital program. On a boe basis, net general and administrative expenses decreased by 59 percent to $0.29 per boe in 2002 from $0.69 per boe in 2001.

Financing charges for the first half of 2002 were $1.0 million up 37 percent from $754,000 in 2001. The increase was due to higher debt levels associated with Peyto's aggressive 2002 capital program. On a per boe basis, interest charges were down 46 percent from $1.40 per boe in 2001 to $0.75 per boe in 2002.

Depreciation, depletion and site restoration expenses were $4.8 million in the first half of 2002 compared to $2.3 million for the same period in 2001 as a direct result of Peyto's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate decreased to $3.53 in 2002 from $4.32 in 2001 as a result of successful reserve additions.

The 2002 provision for future income taxes increased to $8.2 million compared to $6.4 million in 2001 as a result of increased profitability in Peyto due to higher production volumes.

Funds from operations for the first half of 2002 were $25.3 million compared with $17.8 million in 2001. This 42% increase was the result of increased production volumes despite significantly lower commodity prices. On a per share basis, the first half of 2002 resulted in funds from operations of $0.59 per share versus $0.43 per share in 2001. The decreased natural gas and liquids prices resulted in a field netback for the period of $19.62 per boe in 2002 compared to $35.28 per boe in 2001. Net earnings in 2002 were $12.3 million or $0.29 per share compared with $9.1 million in 2001 or $0.22 per share.

At June 30, 2002, the Company had a working capital deficiency (including the revolving demand loan (see Note 2 to financial statements)) of $86.9 million resulting in a debt to running cash flow ratio of approximately 1.6:1. Peyto's first half $50.8 million capital program was funded through cash flow and working capital. Peyto currently has a $100 million line of credit.

PEYTO

Exploration & Development Corp.

2



Interim Report
for the six months ended June 30, 2002

Highlights

	Three Months Ended June 30			Six Months Ended June 30		
			%			%
	2002	2001	Change	**2002**	2001	Change
Operations						
Production						
Natural gas (mcf/d)	**38,194**	15,502	*146*	**36,630**	**14,603**	*151*
Oil & NGL (bbl/d)	**1,512**	621	*143*	**1,461**	**547**	*167*
Barrels of oil equivalent (boe/d @ 6:1)	**7,878**	3,205	*146*	**7,566**	**2,981**	*154*
Average product prices						
Natural gas ($/mcf)	**4.43**	7.02	*(37)*	**4.44**	8.55	*(48)*
Oil & NGL ($/bbl)	**29.95**	36.82	*(19)*	**27.30**	38.14	*(28)*
Average operating expenses ($/boe)	**1.67**	1.55	*8*	**1.56**	1.47	*6*
Financial ($000)						
Revenue	**19,530**	11,987	*63*	**36,680**	26,373	*39*
Royalties (net of ARTC)	**4,197**	2,667	*57*	**7,669**	6,547	*17*
Funds from operations	**13,185**	8,160	*62*	**25,284**	17,841	*42*
Net earnings	**6,362**	4,450	*43*	**12,288**	9,068	*36*
Capital expenditures	**28,270**	18,641	*52*	**50,819**	39,454	*29*
As at June 30						
Debt, including working capital deficit				**86,953**	41,506	*109*
Shareholders' equity				**53,685**	30,342	*77*
Total assets				**178,900**	96,493	*85*
Common shares outstanding (000)				**43,143**	41,813	*3*
Weighted average common shares outstanding (000)				**42,642**	41,338	*3*
Per share data ($/share)						
Funds from operations						
Basic	**0.31**	0.20	*55*	**0.59**	0.43	*37*
Diluted	**0.30**	0.19	*58*	**0.58**	0.42	*38*
Earnings						
Basic	**0.15**	0.11	*36*	**0.29**	0.22	*32*
Diluted	**0.14**	0.10	*40*	**0.28**	0.21	*33*

Report from the president

PEYTO Exploration & Development Corp. is pleased to present its second quarter financial and operating results for the period ended June 30, 2002.

Quarterly Review

In the second quarter of 2002, Peyto achieved corporate records for production, cash flow and earnings on both an absolute and a per share basis. Gas and liquids production per share for the quarter increased 139% and 136% respectively, over the same period in 2001. Daily production averaged 38.2 mmcf of natural gas and 1,512 barrels of oil and natural gas liquids. Despite a 37% drop in natural gas prices, our production gains and lower total costs per barrel of oil equivalent ("boe", natural gas converted on a 6:1 basis throughout) increased quarterly cash flow from $8.2 million in 2001 to $13.2 million in 2002. Quarterly earnings increased from $4.5 million in 2001 to $6.4 million in 2002. Product prices averaged $4.43 per mcf for gas and $29.95 per barrel for oil and natural gas liquids. Operating costs averaged $1.67 per boe. Our total cost structure (production, interest and general and administrative expense) decreased 25% from $3.81 per boe to $2.86 per boe. Capital expenditures for the quarter totaled $28.3 million. Drilling projects continued at record levels representing 67% of the total capital spent during the quarter. The expansion of our Sundance gas plant was completed on schedule at the end of the quarter. The capital spent on this expansion in the quarter was $7.1 million or 25% of the total.

Activity Update

Since the beginning of the year, Peyto has drilled or re-entered thirty five gross (30.7 net) wells targeting gas at depths greater than 2,200 meters. All of these wells have been successful. Our plan is to keep three drilling rigs active in the greater Sundance area for the remainder of the year. Two more compressors, each with capacity of 12 mmcf/d, have been ordered and are scheduled for installation in October and December of this year. Exploration and development activity is now underway in our new area.

Cardium Reserve Audit

In order to independently address questions from those unfamiliar with the greater Edson Cardium play, Peyto retained Gilbert Laustsen Jung Associates Ltd. ("GLJ") to conduct a reserve evaluation. The July 1, 2002 GLJ Evaluation ("GLJ Report") included all the wells that made up Peyto's proven producing Cardium reserves in the Sundance area and had an effective date of December 31, 2001. GLJ evaluated 75% of our total proven producing reserves, based on the year end 2001 Paddock Lindstrom & Associates Ltd. report dated January 21, 2002 ("Paddock Report"). The GLJ evaluation assigned proven producing company sales gas reserves of 71,470 mmcf. The proven producing reserves forecast in the GLJ Report were 2.7% lower than what had been assigned in the Paddock Report and had an average producing life of 36.5 years. The net present value (before income tax, discounted at 10%, GLJ July 1, 2002 price forecast) of the GLJ report was $162.3 million which was 1% higher than the value assigned in the Paddock Report. In our opinion, this reserve audit confirms our belief that our Cardium reserve assignments have been accurate.

Outlook

Our low risk approach to generating high return projects which focus on finding and developing gas reserves has created significant shareholder value. Production per share has increased by over 50% and the value of that production (based on the gas futures market) has increased by 20% since we embarked on our exploration and development plan at the beginning of 2002. Significant production growth for the balance of the year is on track. We encourage you to visit Peyto's website at www.peyto.com where you will find a current presentation, financial and historical news releases and an updated insider trading summary.

Don T. Gray, P.Eng.
President and Chief Executive Officer
August 19, 2002

This report, or any part of it, may include comments that do not refer strictly to historical results or actions and may constitute forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Corporation or of the industry to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include general and industry economic and business conditions which, among other things, affect the demand for the commodities produced by the Corporation, competitive factors and industry capacity, the availability of personnel to manage the Corporation and manage and deliver the commodities produced, the ability of the Corporation to finance and implement its business strategy, changes in, or the failure to comply with, government law and regulations (especially relating to health, safety and environment), weather and other such risks as may be identified in this report or in other published documents. Accordingly, there is no certainty that the Corporation's plans will be achieved.

Management's discussion and analysis

Management's discussion and analysis of financial conditions and results of operations should be read in conjunction with the unaudited interim financial statements for the six months ended June 30, 2002 and the audited consolidated financial statements for the year ended December 31, 2001.

Gross revenues totaled $19.5 million during the second quarter of 2002 (Q2 2001 - $11.9 million) and $36.7 million for the first six months of 2002 (first half 2001 - $26.4 million). These increases of 63 percent and 39 percent, respectively, are a result of higher production volumes despite significantly lower commodity prices. The price of natural gas averaged $4.43 per mcf for the second quarter of 2002 (Q2 2001 - $7.02 per mcf) and $4.44 per mcf for the first six months of 2002 (first half 2001 - $8.55 per mcf). Oil and natural gas liquids prices averaged $29.95 for the second quarter of 2002 (Q2 2001 - $36.82 per barrel) and $27.30 per barrel for the first six months of 2002 (first half 2001 - $38.14 per barrel).

Natural gas production for the quarter increased 146 percent to 38.2 mmcf per day from 15.5 mmcf per day in the same quarter of 2001. Oil and natural gas liquids production increased 143 percent to 1,512 bbl/d in 2002 from 621 bbl/d in 2001. Production for the first half averaged 7,566 barrels of oil equivalent ("boe", natural gas converted on a 6:1 basis) per day up 154 percent from 2,981 boe per day for the first six months of 2001. All references to barrel of oil equivalent are now being reported on the accepted energy equivalent of six thousand cubic feet of natural gas being equivalent to one barrel of oil. All historical figures have been adjusted accordingly.

The 2002 royalties to date, net of Alberta Royalty Tax Credit (ARTC), increased 17 percent to $7.7 million from $6.5 million in 2001. The 2002 average royalty rate, before ARTC, was 22 percent unchanged from the same period in 2001.

Due to increased production volumes, operating costs for the six month period rose to $2.1 million in 2002 from $793,000 in 2001. On a barrel of oil equivalent basis, operating costs were $1.56 per boe in 2002 compared to $1.47 per boe in 2001. Operating costs are comprised of field expenses and natural gas transportation costs net of income generated by the processing and gathering of joint venture gas.

Net general and administrative expenses increased by 5 percent to $392,000 in the first half of 2002 from $372,000 in 2001 due primarily to the commitment fee of $190,000 on Peyto's $100 million line of credit which was partially offset by an increase in overhead recoveries associated with the capital program. On a boe basis, net general and administrative expenses decreased by 59 percent to $0.29 per boe in 2002 from $0.69 per boe in 2001.

Financing charges for the first half of 2002 were $1.0 million up 37 percent from $754,000 in 2001. The increase was due to higher debt levels associated with Peyto's aggressive 2002 capital program. On a per boe basis, interest charges were down 46 percent from $1.40 per boe in 2001 to $0.75 per boe in 2002.

Depreciation, depletion and site restoration expenses were $4.8 million in the first half of 2002 compared to $2.3 million for the same period in 2001 as a direct result of Peyto's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate decreased to $3.53 in 2002 from $4.32 in 2001 as a result of successful reserve additions.

The 2002 provision for future income taxes increased to $8.2 million compared to $6.4 million in 2001 as a result of increased profitability in Peyto due to higher production volumes.

Funds from operations for the first half of 2002 were $25.3 million compared with $17.8 million in 2001. This 42% increase was the result of increased production volumes despite significantly lower commodity prices. On a per share basis, the first half of 2002 resulted in funds from operations of $0.59 per share versus $0.43 per share in 2001. The decreased natural gas and liquids prices resulted in a field netback for the period of $19.62 per boe in 2002 compared to $35.28 per boe in 2001. Net earnings in 2002 were $12.3 million or $0.29 per share compared with $9.1 million in 2001 or $0.22 per share.

At June 30, 2002, the Company had a working capital deficiency (including the revolving demand loan (see Note 2 to financial statements)) of $86.9 million resulting in a debt to running cash flow ratio of approximately 1.6:1. Peyto's first half $50.8 million capital program was funded through cash flow and working capital. Peyto currently has a $100 million line of credit.

Quarterly information

	2002		2001		
	Q2	Q1	Q4	Q3	Q2
Operations					
Production					
Natural gas (mcf/d)	**38,194**	35,049	30,175	22,431	15,502
Oil & NGLs (bbl/d)	**1,512**	1,409	1,222	815	621
Barrels of oil equivalent (boe/d @ 6:1)	**7,878**	7,250	6,251	4,553	3,205
Average product prices					
Natural gas ($/mcf)	**4.43**	4.46	4.32	4.32	7.02
Oil & NGLs ($/bbl)	**29.95**	24.42	23.84	30.48	36.82
Average operating expenses ($/boe)	**1.67**	1.44	1.57	0.93	1.55
Field netback ($/boe)	**19.72**	19.52	19.72	20.83	30.41
Financial ($000)					
Revenue	**19,530**	17,150	14,679	11,195	11,987
Royalties (net of ARTC)	**4,197**	3,472	2,437	2,082	2,667
Funds from operations	**13,185**	12,098	9,546	8,115	8,160
Net earnings	**6,362**	5,925	4,969	3,486	4,450
Capital expenditures	**28,270**	22,549	22,029	18,472	18,641
Common shares outstanding (000)	**43,143**	42,976	41,999	41,816	41,813
Per share data ($/share)					
Funds from operations					
Basic	**0.31**	0.29	0.23	0.19	0.20
Diluted	**0.30**	0.28	0.22	0.19	0.19
Earnings					
Basic	**0.15**	0.14	0.12	0.08	0.11
Diluted	**0.14**	0.14	0.12	0.08	0.10

Financial statements

Balance Sheet

As at	June 30 2002 (unaudited)	December 31 2001 (audited)
Assets		
Current assets		
Cash	**$ 31,177**	$ 1,220
Accounts receivable	**10,622,674**	8,245,973
Prepaids	**492,360**	526,291
	11,146,211	8,773,484
Property, plant and equipment *(Note 2)*	**167,754,148**	121,700,469
	$ 178,900,359	$ 130,473,953
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**$ 18,680,746**	$ 13,113,286
Capital taxes payable	**166,534**	245,360
Revolving demand loan *(Note 3)*	**79,252,104**	58,945,472
	98,099,384	72,304,118
Site restoration provision	**264,013**	202,322
Future income taxes	**26,852,117**	18,349,387
	27,116,130	18,551,709
Shareholders' equity		
Share capital *(Note 4)*	**18,115,532**	16,336,504
Retained earnings	**35,569,313**	23,281,622
	53,684,845	39,618,126
	$ 178,900,359	$ 130,473,953

Financial statements

Statements of Earnings and Retained Earnings
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	**2002**	2001
Revenue				
Oil and gas sales, net	**$ 15,332,881**	$ 9,320,298	**$ 29,011,197**	$ 19,825,846
Interest and other income	**-**	6,504	**-**	10,284
	15,332,881	9,326,802	**29,011,197**	19,836,130
Expenses				
Operating	**1,198,725**	452,336	**2,138,314**	793,457
General and administrative	**289,878**	206,858	**392,278**	372,377
Interest	**563,262**	459,050	**1,030,318**	754,290
Depletion, depreciation and site restoration	**2,552,474**	1,128,867	**4,827,404**	2,330,866
	4,604,339	2,247,111	**8,388,314**	4,250,990
Earnings before taxes	**10,728,542**	7,079,691	**20,622,883**	15,585,140
Future income tax expense	**(4,270,598)**	(2,581,761)	**(8,168,469)**	(6,442,214)
Capital tax expense	**(95,722)**	(48,281)	**(166,723)**	(75,208)
Earnings for the period	**6,362,222**	4,449,649	**12,287,691**	9,067,718
Retained earnings, beginning of period	**29,207,091**	10,376,120	**23,281,622**	5,758,051
Retained earnings, end of period	**$** 35,569,313	$ 14,825,769	**$** 35,569,313	$ 14,825,769
Earnings per share				
Basic	**$0.15**	$0.11	**$0.29**	$0.22
Diluted	**$0.14**	$0.10	**$0.28**	$0.21

Financial statements

Statements of Cash Flows
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	**2002**	2001
Cash provided by (used in)				
Operating Activities				
Earnings for the period	$ **6,362,222**	$ 4,449,649	$ **12,287,691**	$ 9,067,718
Items not requiring cash:				
Future income taxes	**4,270,598**	2,581,761	**8,168,469**	6,442,214
Depletion, depreciation and site restoration	**2,552,474**	1,128,867	**4,827,404**	2,330,866
Funds from operations	**13,185,294**	8,160,277	**25,283,564**	17,840,798
Change in non-cash working capital related to operating activities	**2,141,272**	4,185,652	**242,575**	7,184,497
	15,326,566	12,345,929	**25,526,139**	25,025,295
Financing Activities				
Issue of common shares, net of costs	**107,460**	62,387	**2,113,289**	932,030
Increase in revolving demand loan	**20,031,829**	10,807,688	**20,306,632**	19,986,022
	20,139,289	10,870,075	**22,419,921**	20,918,052
Investing Activities				
Additions to property, plant and equipment	**(28,270,191)**	(18,641,261)	**(50,819,392)**	(39,453,933)
Change in non-cash working capital related to investing activities	**(7,165,665)**	(4,608,819)	**2,903,289**	(6,456,085)
	(35,435,856)	(23,250,080)	**(47,916,103)**	(45,910,018)
Net increase (decrease) in cash	**29,999**	(34,076)	**29,957**	33,329
Cash, beginning of period	**1,178**	120,432	**1,220**	53,027
Cash, end of period	$ **31,177**	$ 86,356	$ **31,177**	$ 86,356
Funds from operations per share				
Basic	**$0.31**	$0.20	**$0.59**	$0.43
Diluted	**$0.30**	$0.19	**$0.58**	$0.42

Notes to financial statements

1. **Accounting Principles**

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. These interim financial statements have been prepared on the same basis as the audited financial statements as at and for the year ended December 31, 2001. Management's discussion and analysis of financial conditions and results of operations should be read in conjunction with the unaudited interim financial statements for the six months ended June 30, 2002 and the audited financial statements for the year ended December 31, 2001.

Effective January 1, 2002, the Company adopted the CICA recommendations for measurement standards for stock-based compensation plans. The standard allows a choice of either valuing stock options at fair value at inception and recording this cost as compensation or charging equity when the options are exercised. Peyto has determined it will not apply the fair value based approach and will continue to follow the equity approach.

2. **Property, Plant and Equipment**

	2002 **$**	2001 $
Property, plant and equipment	**181,469,335**	130,693,300
Office furniture and equipment	**263,704**	220,347
	181,733,039	130,913,647
Accumulated depletion and depreciation	**(13,978,891)**	(9,213,178)
	167,754,148	121,700,469

At June 30, 2002, costs of $15,188,000 (June 30, 2001 - $8,250,000) related to undeveloped land have been excluded from the depreciation calculation. No general and administration expenses relating to the Company's exploration, development and acquisition programs were capitalized.

3. **Revolving Demand Loan**

The Company has a revolving credit facility to a maximum of $100,000,000. Outstanding amounts on this facility bear interest at bank prime and are due on demand. A General Security Agreement with a floating charge on land registered in Alberta is held as collateral by the bank.

Effective January 1, 2002 the Company adopted the recommendations of the Emerging Issues Committee of the Canadian Institute of Chartered Accountants concerning the presentation of revolving demand loans. These new recommendations require that the classification of debt on the balance sheet be based upon the facts existing at the balance sheet date rather than expectations. Prior to the adoption of the new recommendations, the Company presented the demand loan as long term on the basis that the bank had indicated it was not its intention to call for repayment within one year provided there was no adverse change in the financial position of the Company.

While the bank has confirmed that it is not its intention to call for repayment of this loan before June 30, 2003, provided there is no adverse change in the financial position of the Company, this loan is demand in nature and pursuant to the CICA pronouncement is presented as a current liability.

4. Share Capital

Authorized

Unlimited number of common voting shares
Unlimited number of preferred shares, issuable in series

Issued - Common shares

	Number of Shares	Amount $
Balance, December 31, 2001	41,999,731	16,336,504
Exercise of stock options	1,142,890	2,152,973
Tax benefits transferred to shareholders	—	(350,976)
Share issue costs, net of associated tax benefits	—	(22,969)
Balance, June 30, 2002	43,142,621	18,115,532

Stock Options

The Company has a director and employee stock option plan. The number of common shares reserved for issuance at any one time shall not exceed 4,314,262 shares subject to shareholder and regulatory approval. The exercise price of an option is set at the market price of the common shares at the date of grant. Each option vests over a three year period and has a term of 5 years.

	As at June 30, 2002		As at June 30, 2001	
	Options	**Weighted - Average Exercise Price**	**Options**	**Weighted-Average Exercise Price**
Opening	**3,310,333**	**$2.39**	2,987,000	$0.63
Granted	**1,306,224**	**$5.17**	2,655,334	$2.65
Exercised	**(1,142,890)**	**$1.88**	(2,014,333)	$0.48
Cancelled	**(50,000)**	**$5.51**	(754,334)	$1.82
Closing	**3,423,667**	**$3.57**	2,873,667	$2.29

Per Share Amounts

Earnings per share and funds from operations per share have been calculated based upon the weighted average number of common shares outstanding during the year of 42,642,082 (2001 – 41,338,377). Diluted per share amounts are calculated using the treasury stock method. The weighted average number of common shares used to determine diluted per share amounts in 2002 was 43,985,521 (2001 – 42,574,836).

5. Financial Instruments

Financial instruments of the Company consist of cash, accounts receivable, accounts payable and accrued liabilities and a revolving demand loan. As at June 30, 2002 there are no significant differences between their carrying values and their estimated market values.

The Company is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Company enters into these contracts for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of natural gas commodity prices by locking in a minimum and maximum forward price.

A summary of contracts outstanding in respect to the hedging activities at June 30, 2002 were as follows:

Period Hedged	Type	Daily Volume	Floor	Ceiling
April, 2002	Fixed	14,000 GJ	$4.41/GJ	
April, 2002	Fixed	2,000 GJ	$4.45/GJ	
May, 2002	Fixed	10,000 GJ	$4.43/GJ	
May, 2002	Fixed	2,000 GJ	$4.46/GJ	
June, 2002	Fixed	4,000 GJ	$4.68/GJ	
August, 2002	Fixed	4,000 GJ	$2.61/GJ	
September, 2002	Fixed	4,000 GJ	$3.00/GJ	
September, 2002	Fixed	6,000 GJ	$3.31/GJ	
September, 2002	Fixed	8,000 GJ	$3.26/GJ	
October, 2002	Fixed	4,000 GJ	$3.48/GJ	
October, 2002	Fixed	6,000 GJ	$3.31/GJ	
October, 2002	Fixed	8,000 GJ	$3.26/GJ	
April 1, 2002 to Nov. 1, 2002	Costless collar	3,500 GJ	$3.50/GJ	$5.75/GJ
June 1, 2002 to Nov. 1, 2002	Costless collar	3,500 GJ	$3.75/GJ	$6.20/GJ
Nov. 1, 2002 to March 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$7.00/GJ
Nov. 1, 2002 to March 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$6.60/GJ
Nov. 1, 2002 to March 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$6.70/GJ
April 1 to October 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$6.85/GJ
April 1 to October 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$7.00/GJ

Corporate information

Officers

Don Gray
President and Chief Executive Officer

Roberto Bosdachin
Vice-President, Exploration

Lyle Skaien
Vice President, Operations

Darren Gee
Vice President, Engineering

Sandra Brick
Vice President, Finance

Stephen Chetner
Corporate Secretary

Directors

Rick Braund

Don Gray

Mike Broadfoot

Brian Craig

Stephen Chetner

John Boyd

Auditors
Ernst & Young LLP

Solicitors
Burnet, Duckworth & Palmer

Bankers
Bank of Montreal

Transfer Agent
Computershare Trust Company of Canada

Head Office
420, 333 – 5 Avenue SW
Calgary, AB
T2P 3B6

Phone: 403.261.6081
Fax: 403.261.8976
Web: www.peyto.com

Stock Listing Symbol: PEY
Toronto Stock Exchange

Computershare

530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

August 26, 2002

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

Dear Sirs:

Subject: **Peyto Exploration & Development Corp.**

We confirm that the following material was sent by pre-paid mail on August 26, 2002, to the registered shareholders of the common shares of the subject Corporation:

1. Interim Report for the six months ended June 30, 2002 / Management Discussion & Analysis

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"
Amanda Jones
Assistant Account Manager
Stock Transfer Services

Cc: Peyto Exploration & Development Corp.
Attention: Jennifer McElhoes

c3438
r f BC-Peyto-Q3-Results 11-18 3895
News release via Canada NewsWire, Calgary 403-269-7605

03 DEC 30 AM 7:21

Attention Business Editors:
Peyto Exploration & Development Corp. Announces Third Quarter 2002 Financial and Operating Results@

CALGARY, Nov. 18 /CNW/ - PEYTO Exploration & Development Corp. is pleased to present its third quarter financial and operating results for the period ended September 30, 2002.

Quarterly Review

For the three months ended September 30, 2002, Peyto achieved corporate records for production, cash flow and earnings. Daily production averaged 45 mmcf of natural gas and 2,009 barrels of oil and natural gas liquids. Gas and liquids production per share for the quarter increased 94% and 138% respectively, over the same period in 2001. Despite a 19% drop in natural gas prices, our production gains increased cash flow from $8.1 million in 2001 to a record $13.5 million in 2002. Earnings increased from $3.5 million in 2001 to $6.0 million. Natural gas prices declined by 21% from the previous quarter, averaging $3.49 per mcf with oil and natural gas liquids averaging $33.67 per barrel. The AECO daily spot gas price for the quarter, weighted by month for production, was $3.01 per gigajoule (GJ). Due to the high heat content of Peyto's gas, this equated to $3.48 per mcf or a 16% premium to the price per GJ. Revenue attributable to the Company hedging program for the quarter was $47,000 or $0.01 per mcf relative to AECO daily spot price. Operating costs averaged $1.36 per barrel of oil equivalent ("boe", natural gas converted on a 6:1 basis throughout). Our total cost structure (production, interest and general and administrative expense) decreased quarter over quarter by 21% from $2.86 to $2.26 per boe. Total net debt at the end of the quarter was $97 million and as a ratio of production decreased by 20% from the same period in 2001. Capital expenditures for the quarter totaled $24.1 million. Drilling projects continued at record levels during the quarter representing 96% of the total capital spent.

<<

	Three Months Ended September 30			Nine Months Ended September 30		
	2002	2001	% Change	2002	2001	% Change
Operations						
Production						
Natural gas (mcf/d)	45,018	22,431	101	39,457	17,241	129
Oil & NGL (bbl/d)	2,009	815	147	1,646	637	158
Barrels of oil equivalent (boe/d 6:1)	9,512	4,553	109	8,222	3,511	134
Average product prices						
Natural gas ($/mcf)	3.49	4.32	-19	4.08	6.69	-39
Oil & NGL ($/bbl)	33.67	30.48	10	29.92	34.84	-14
Average operating expenses ($/boe)	1.36	0.93	46	1.48	1.23	20
Financial ($000)						
Revenue	20,676	11,195	85	57,355	37,568	53
Royalties (net of ARTC)	5,122	2,082	146	12,791	8,629	48
Funds from operations	13,474	8,115	66	38,757	25,956	49
Net earnings	5,957	3,486	71	18,244	12,554	45
Capital expenditures	24,105	18,472	30	74,924	57,926	29

As at September 30						
Debt, including working capital deficit				97,116	51,867	87
Shareholders' equity				60,109	33,827	78
Total assets				204,241	114,017	79
Common shares outstanding (000)				43,321	41,816	4
Weighted average common shares outstanding (000)				42,856	41,499	3
Per share data ($/share)						
Funds from operations						
Basic	0.31	0.19	63	0.9	0.63	43
Diluted	0.3	0.19	58	0.9	0.62	45
Earnings						
Basic	0.14	0.08	75	0.43	0.3	43
Diluted	0.13	0.08	63	0.43	0.3	43

Activity Update

Since the beginning of the year, Peyto has drilled or re-entered 48 gross (41.7 net) wells targeting gas at depths greater than 2,200 meters. Of these wells, 90 per cent were in the Sundance area and will be on-stream by the end of the year. Our plan is to keep five drilling rigs active in the greater Sundance area into 2003. In October 12 mmcf/d of additional compression was added to the Sundance gas plant bringing the total compression at the plant to 87 mmcf/d. In order to fully utilize the 100 mmcf/d of refrigeration capacity at the plant, another 12 mmcf/d of compression is scheduled for installation in January 2003.

Outlook

Our low risk, value oriented approach continues to deliver industry leading results. We are on track to exceed our year end value and production targets, measured on a per share basis. This year we have more than doubled our land base in the Deep Basin Cardium gas play. We will apply the same proven methodical approach utilized at Sundance to unlock the economic potential of the Cardium in our new areas. Over the next several years our new areas will add significantly to the portfolio of natural gas exploration and development opportunities available to Peyto. We encourage you to visit Peyto's website at www.peyto.com where you will find a current presentation, financial and historical news releases and an updated insider trading summary.

Don T. Gray, P.Eng.
President and Chief Executive Officer
November 18, 2002

This report, or any part of it, may include comments that do not refer strictly to historical results or actions and may constitute forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Corporation or of the industry to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include general and industry economic and business conditions which, among other things, affect the demand for the commodities produced by the Corporation, competitive factors and industry capacity, the availability of personnel to manage the Corporation and manage and deliver the commodities produced, the ability of the Corporation to finance and implement its business

strategy, changes in, or the failure to comply with, government law and regulations (especially relating to health, safety and environment), weather and other such risks as may be identified in this report or in other published documents. Accordingly, there is no certainty that the Corporation's plans will be achieved.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Management's discussion and analysis

Management's discussion and analysis of financial conditions and results of operations should be read in conjunction with the unaudited interim financial statements for the three and nine month periods ended September 30, 2002 and the audited consolidated financial statements for the year ended December 31, 2001.

Gross revenues totaled $20.7 million during the third quarter of 2002 (Q3 2001 - $11.2 million) and $57.4 million for the first nine months of 2002 (2001 - $37.6 million). These increases of 85 percent and 53 percent, respectively, are a result of higher production volumes despite lower natural gas prices. The price of natural gas averaged $3.49 per mcf for the third quarter of 2002 (Q3 2001 - $4.32 per mcf) and $4.08 per mcf for the first nine months of 2002 (2001 - $6.69 per mcf). Peyto's gas revenue is reported before transportation costs which are classified as operating costs. Oil and natural gas liquids prices averaged $33.67 for the third quarter of 2002 (Q3 2001 - $30.48 per barrel) and $29.92 per barrel for the first nine months of 2002 (2001 - $34.84 per barrel).

Natural gas production for the quarter increased 101 percent to 45.0 mmcf per day from 22.4 mmcf per day in the same quarter of 2001. Oil and natural gas liquids production increased 147 percent to 2,009 bbl/d in 2002 from 815 bbl/d in 2001. Production for the first nine months averaged 8,222 barrels of oil equivalent ("boe", natural gas converted on a 6:1 basis) per day up 134 percent from 3,511 boe per day for the first nine months of 2001. All references to barrel of oil equivalent are reported on the accepted energy equivalent of six thousand cubic feet of natural gas being equivalent to one barrel of oil.

The 2002 royalties to date, net of Alberta Royalty Tax Credit (ARTC), increased 48 percent to $12.8 million from $8.6 million in 2001. The 2002 average royalty rate, before ARTC, was 23 percent compared to 24 percent for the same period in 2001. The royalty rate, expressed as a percentage of sales, will fluctuate from period to period due to the fact that natural gas crown royalties are calculated based on the Alberta Natural Gas Reference Price rather than the price achieved by the corporation, which can differ significantly.

Due to increased production volumes, operating costs for the nine month period ending September 30, 2002 rose to $3.3 million from $1.2 million in 2001. On a barrel of oil equivalent basis, operating costs were $1.48 per boe for the first nine months of 2002 compared to $1.23 per boe for the same period of 2001. Operating costs are comprised of field expenses and natural gas transportation costs net of income generated by the processing and gathering of joint venture gas (see Note 5 to financial statements).

Net general and administrative expenses increased by 10 percent to $477,000 in the first nine months of 2002 from $432,000 in 2001. On a boe basis, net general and administrative expenses decreased by 53 percent to $0.21 per boe for the first nine months of 2002 from $0.45 per boe for the same period of 2001.

Financing charges for the first nine months of 2002 were $1.7 million up 40 percent from $1.2 million in 2001. The increase was due to higher debt levels associated with Peyto's aggressive 2002 capital program. On a per boe basis, interest charges were down 41 percent from $1.30 per boe for the nine month period of 2001 to $0.77 per boe for the same period of 2002.

Depreciation, depletion and site restoration expenses were $7.8 million

in the first nine months of 2002 compared to $4.1 million for the same period in 2001 as a direct result of Peyto's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate decreased to $3.49 in 2002 from $4.32 in 2001 as a result of successful reserve additions.

The 2002 provision for future income taxes increased to $12.7 million compared to $9.3 million in 2001 as a result of increased profitability due to higher production volumes.

Funds from operations for the first nine months of 2002 were $38.7 million compared with $25.9 million in 2001. This 49% increase was the result of increased production volumes despite lower commodity prices. On a per share basis, the first nine months of 2002 resulted in funds from operations of $0.90 per share versus $0.63 per share in 2001. The decreased natural gas and liquids prices resulted in a field netback for the period of $18.37 per boe in 2002 compared to $28.96 per boe in 2001. Net earnings in 2002 were $18.2 million or $0.43 per share compared with $12.6 million in 2001 or $0.30 per share.

At September 30, 2002, the Company had a working capital deficiency (including the revolving demand loan (see Note 2 to financial statements)) of $97.1 million resulting in a debt to running cash flow ratio of approximately 1.8:1. Peyto's 2002 year to date $74.9 million capital program was funded through cash flow and working capital. Peyto currently has a $105 million line of credit.

Quarterly information

		2002			2001
	Q3	Q2	Q1	Q4	Q3
Operations					
Production					
Natural gas (mcf/d)	45,018	38,194	35,049	30,175	22,431
Oil & NGLs (bbl/d)	2,009	1,512	1,409	1,222	815
Barrels of oil equivalent (boe/d (at) 6:1)	9,512	7,878	7,250	6,251	4,553
Average product prices					
Natural gas ($/mcf)	3.49	4.43	4.46	4.32	4.32
Oil & NGLs ($/bbl)	33.67	29.95	24.42	23.84	30.48
Average operating expenses ($/boe)	1.36	1.67	1.44	1.57	0.93
Field netback ($/boe)	16.42	19.72	19.52	19.72	20.83
Financial ($000)					
Revenue (gross)	20,676	19,530	17,150	14,679	11,195
Royalties (net of ARTC)	5,122	4,197	3,472	2,437	2,082
Funds from operations	13,474	13,185	12,098	9,546	8,115
Net earnings	5,957	6,362	5,925	4,969	3,486
Capital expenditures	24,105	28,270	22,549	22,029	18,472
Common shares outstanding (000)	43,321	43,143	42,976	41,999	41,816
Per share data ($/share)					
Funds from operations					
Basic	0.31	0.31	0.29	0.23	0.19
Diluted	0.30	0.30	0.28	0.22	0.19
Earnings					
Basic	0.14	0.15	0.14	0.12	0.08
Diluted	0.13	0.14	0.14	0.12	0.08

Financial statements

Balance Sheet

As at	September 30 2002 (unaudited)	December 31 2001 (audited)
Assets		
Current assets		
Cash	$ 45,979	$ 1,220
Accounts receivable	14,806,802	8,245,973
Prepaids	491,394	526,291
	15,344,175	8,773,484
Property, plant and equipment (Note 2)	188,896,334	121,700,469
	$204,240,509	$130,473,953
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$ 34,246,603	$ 13,113,286
Capital taxes payable	87,770	245,360
Revolving demand loan (Note 3)	78,126,222	58,945,472
	112,460,595	72,304,118
Site restoration provision	297,398	202,322
Future income taxes	31,373,362	18,349,387
	31,670,760	18,551,709
Shareholders' equity		
Share capital (Note 4)	18,583,331	16,336,504
Retained earnings	41,525,823	23,281,622
	60,109,154	39,618,126
	$204,240,509	$130,473,953

Financial statements

Statements of Earnings and Retained Earnings
(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	2002	2001
Revenue				
Oil and gas				

sales, net	$15,553,798	$ 9,113,043	$44,564,995	$28,938,889
Interest and other income	-	2,138	-	12,422
	15,553,798	9,115,181	44,564,995	28,951,311
Expenses				
Operating (Note 5)	1,187,755	387,927	3,326,069	1,181,384
General and administrative	84,969	59,574	477,247	431,951
Interest	706,351	487,443	1,736,669	1,241,733
Depletion, depreciation and site restoration	2,995,858	1,808,045	7,823,262	4,138,911
	4,974,933	2,742,989	13,363,247	6,993,979
Earnings before taxes	10,578,865	6,372,192	31,201,748	21,957,332
Future income tax expense	(4,521,245)	(2,820,892)	(12,689,714)	(9,263,106)
Capital tax expense	(101,110)	(64,857)	(267,833)	(140,065)
Earnings for the period	5,956,510	3,486,443	18,244,201	12,554,161
Retained earnings, beginning of period	35,569,313	14,825,769	23,281,622	5,758,051
Retained earnings, end of period	$41,525,823	$18,312,212	$41,525,823	$18,312,212
Earnings per share				
Basic	$ 0.14	$ 0.08	$ 0.43	$ 0.30
Diluted	$ 0.13	$ 0.08	$ 0.43	$ 0.30

Statements of Cash Flows
(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	2002	2001
Cash provided by (used in)				
Operating Activities				
Earnings for the period	5,956,510	3,486,443	18,244,201	12,554,161
Items not requiring cash:				
Future income taxes	4,521,245	2,820,892	12,689,714	9,263,106
Depletion, depreciation and site restoration	2,995,858	1,808,045	7,823,262	4,138,911
Funds from operations	13,473,613	8,115,380	38,757,177	25,956,178
Change in non-cash working capital related to operating activities	(90,105)	(4,200,739)	152,470	2,983,758

	13,383,508	3,914,641	38,909,647	28,939,936
Financing Activities				
Issue of common shares, net of costs	467,799	(5,210)	2,581,088	926,820
Increase (decrease) in revolving demand loan	(1,125,882)	10,178,360	19,180,750	30,164,382
	(658,083)	10,173,150	21,761,838	31,091,202
Investing Activities				
Additions to property, plant and equipment	(24,104,659)	(18,471,606)	(74,924,051)	(57,925,539)
Change in non-cash working capital related to investing activities	11,394,036	4,341,384	14,297,325	(2,114,701)
	(12,710,623)	(14,130,222)	(60,626,726)	(60,040,240)
Net increase (decrease) in cash	14,802	(42,431)	44,759	(9,102)
Cash, beginning of period	31,177	86,356	1,220	53,027
Cash, end of period	45,979	43,925	45,979	43,925

Notes to financial statements

1. Accounting Principles

The interim financial statements of the Peyto Exploration & Development Corp. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), and on the same basis as the audited financial statements as at and for the year ended December 31, 2001. The interim financial statement disclosures are incremental to those included with the annual financial statements and certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. These interim financial statements should be read in conjunction with the financial statements and notes in the Company's annual report for the year ended December 31, 2001.

2. Property, Plant and Equipment

	September 30, 2002 $	December 31, 2001 $
Property, plant and equipment	205,571,438	130,693,300
Office furniture and equipment	266,260	220,347
	205,837,698	130,913,647
Accumulated depletion and depreciation	(16,941,364)	(9,213,178)
	188,896,334	121,700,469

At September 30, 2002, costs of $15,188,000 (September 30, 2001 - $8,250,000) related to undeveloped land have been excluded from the depreciation calculation. No general and administration expenses relating to the Company's exploration, development and acquisition programs were capitalized.

3. Revolving Demand Loan

The Company has a revolving credit facility to a maximum of $105,000,000. Outstanding amounts on this facility bear interest at bank prime and are due on demand. A General Security Agreement with a floating charge on land registered in Alberta is held as collateral by the bank.

Effective January 1, 2002 the Company adopted the recommendations of the Emerging Issues Committee of the Canadian Institute of Chartered Accountants ("CICA") concerning the presentation of revolving demand loans. These new recommendations require that the classification of debt on the balance sheet be based upon the facts existing at the balance sheet date rather than expectations. Prior to the adoption of the new recommendations, the Company presented the demand loan as long term on the basis that the bank had indicated it was not its intention to call for repayment within one year provided there was no adverse change in the financial position of the Company.

While the bank has confirmed that it is not its intention to call for repayment of this loan before September 30, 2003, provided there is no adverse change in the financial position of the Company, this loan is demand in nature and pursuant to the CICA pronouncement is presented as a current liability.

4. Share Capital

Authorized

Unlimited number of common voting shares
Unlimited number of preferred shares, issuable in series

Issued and Outstanding - Common shares

	Number of Shares	Amount $
Balance, December 31, 2001	41,999,731	16,336,504
Exercise of stock options	1,321,223	2,620,772
Tax benefits transferred to shareholders	-	(350,976)
Share issue costs, net of associated tax benefits	-	(22,969)
Balance, September 30, 2002	43,320,954	18,583,331

Stock Options

The Company has a director and employee stock option plan. The number of common shares reserved for issuance at any one time shall not exceed 4,314,262 shares subject to shareholder and regulatory approval. The exercise price of an option is set at the market price of the common shares at the date of grant. Each option vests over a three year period and has a term of 5 years.

	As at September 30, 2002		As at December 31, 2001	
		Weighted-Average		Weighted-Average

	Options	Exercise Price	Options	Exercise Price
Opening	3,310,334	$2.39	2,987,000	$0.63
Granted	1,629,557	$5.41	3,095,334	$2.71
Exercised	(1,321,224)	$1.98	(2,017,667)	$0.48
Cancelled	(50,000)	$5.51	(754,334)	$1.82
Closing	3,568,667	$3.88	3,310,334	$2.39

Per Share Amounts

Earnings per share and funds from operations per share have been calculated based upon the weighted average number of common shares outstanding during the period of 42,856,189 (for the period ended September 30, 2001 - 41,499,556). Diluted per share amounts are calculated using the treasury stock method. The weighted average number of common shares used to determine diluted per share amounts for the period ended September 30, 2002 was 42,902,468 (for the period ended September 30, 2001 - 42,233,926).

Stock Based Compensation

Effective January 1, 2002 the Company adopted CICA Handbook section 3870 Stock-based Compensation and Other Stock-based payments. As permitted by CICA 3870 the Company has applied this change prospectively for new awards granted on or after January 1, 2002. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, direct awards of stock to employees and stock and stock option awards granted to non-employees have been accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock are determined by the quoted market price of the Company's stock and the fair value of stock options are determined using the Black Scholes option pricing model. In periods prior to January 1, 2002, the Company recognized no compensation when stock or stock options were issued to employees. Pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options granted after December 31, 2001 under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions for 2002: weighted-average risk-free interest rate of 3.0%; dividend yield of 0%; weighted-average volatility factors of the expected market price of the Company's Common Shares of 48%; and a weighted-average expected life of the options of 3 years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option vesting periods. The Company's pro forma net income under Canadian GAAP would be reduced by $482,000 for the nine months ended September 30, 2002. Basic and diluted earnings-per-share figures would have been reduced by $0.01 and $0.01 respectively. The weighted average fair value of stock options granted during the nine months ended September 30, 2002 was $1.92 per share.

5. Operating Expenses

The Corporation's operating expenses include all costs with respect to day-to-day well and facility operations and the cost of transportation of natural gas. Processing and gathering income related to joint venture and third party gas is included in operating expenses.

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	2002	2001

	$	$	$	$
Field expenses	1,222,090	683,751	3,115,734	1,882,119
Transmission	498,203	277,181	1,332,472	653,812
Processing and gathering income	(532,538)	(573,005)	(1,122,137)	(1,354,547)
Total operating costs	1,187,755	387,927	3,326,069	1,181,384

6. Financial Instruments

The Company is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Company enters into these contracts for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of natural gas commodity prices by locking in a minimum and maximum forward price.

A summary of contracts outstanding in respect to the hedging activities at September 30, 2002 were as follows:

Period Hedged	Type	Daily Volume	Floor	Ceiling
August, 2002	Fixed	4,000 GJ	$2.61/GJ	
September, 2002	Fixed	4,000 GJ	$3.00/GJ	
September, 2002	Fixed	6,000 GJ	$3.31/GJ	
September, 2002	Fixed	8,000 GJ	$3.26/GJ	
September, 2002	Fixed	10,000 GJ	$3.71/GJ	
October, 2002	Fixed	4,000 GJ	$3.48/GJ	
October, 2002	Fixed	6,000 GJ	$3.31/GJ	
October, 2002	Fixed	8,000 GJ	$3.26/GJ	
April 1, 2002 to Nov. 1, 2002	Costless collar	3,500 GJ	$3.50/GJ	$5.75/GJ
June 1, 2002 to Nov. 1, 2002	Costless collar	3,500 GJ	$3.75/GJ	$6.20/GJ
Nov. 1, 2002 to March 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$7.00/GJ
Nov. 1, 2002 to March 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$6.60/GJ
Nov. 1, 2002 to March 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$6.70/GJ
April 1 to October 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$7.25/GJ
April 1 to October 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$6.85/GJ
April 1 to October 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$7.00/GJ

Corporate information

Officers

Don Gray
President and Chief Executive Officer

Roberto Bosdachin
Vice-President, Exploration

Darren Gee

Vice President, Engineering

Lyle Skaien
Vice President, Operations

Sandra Brick
Vice President, Finance

Stephen Chetner
Corporate Secretary

Directors

Rick Braund

Don Gray

Mike Broadfoot

Brian Craig

Stephen Chetner

John Boyd

Auditors
Ernst & Young LLP

Solicitors
Burnet, Duckworth & Palmer

Bankers
Bank of Montreal

Transfer Agent
Computershare Trust Company of Canada

Head Office
420, 333 - 5 Avenue SW
Calgary, AB
T2P 3B6
Phone: 403.261.6081
Fax: 403.261.8976
Web: www.peyto.com

Stock Listing Symbol: PEY
Toronto Stock Exchange
%SEDAR: 00009733E

-0- 11/18/2002

/For further information: Don T. Gray, P. Eng, President and Chief Executive Officer, Peyto Exploration & Development Corp., Phone: (403) 261-6081, Fax: (403) 261-8976, Web: www.peyto.com/
(PEY.)

CO: Peyto Exploration & Development Corp.
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 17:57e 18-NOV-02

Management's discussion and analysis

Management's discussion and analysis of financial conditions and results of operations should be read in conjunction with the unaudited interim financial statements for the three and nine month periods ended September 30, 2002 and the audited consolidated financial statements for the year ended December 31, 2001.

Gross revenues totaled $20.7 million during the third quarter of 2002 (Q3 2001 - $11.2 million) and $57.4 million for the first nine months of 2002 (2001 - $37.6 million). These increases of 85 percent and 53 percent, respectively, are a result of higher production volumes despite lower natural gas prices. The price of natural gas averaged $3.49 per mcf for the third quarter of 2002 (Q3 2001 - $4.32 per mcf) and $4.08 per mcf for the first nine months of 2002 (2001 - $6.69 per mcf). Peyto's gas revenue is reported before transportation costs which are classified as operating costs. Oil and natural gas liquids prices averaged $33.67 for the third quarter of 2002 (Q3 2001 - $30.48 per barrel) and $29.92 per barrel for the first nine months of 2002 (2001 - $34.84 per barrel).

Natural gas production for the quarter increased 101 percent to 45.0 mmcf per day from 22.4 mmcf per day in the same quarter of 2001. Oil and natural gas liquids production increased 147 percent to 2,009 bbl/d in 2002 from 815 bbl/d in 2001. Production for the first nine months averaged 8,222 barrels of oil equivalent ("boe", natural gas converted on a 6:1 basis) per day up 134 percent from 3,511 boe per day for the first nine months of 2001. All references to barrel of oil equivalent are reported on the accepted energy equivalent of six thousand cubic feet of natural gas being equivalent to one barrel of oil.

The 2002 royalties to date, net of Alberta Royalty Tax Credit (ARTC), increased 48 percent to $12.8 million from $8.6 million in 2001. The 2002 average royalty rate, before ARTC, was 23 percent compared to 24 percent for the same period in 2001. The royalty rate, expressed as a percentage of sales, will fluctuate from period to period due to the fact that natural gas crown royalties are calculated based on the Alberta Natural Gas Reference Price rather than the price achieved by the corporation, which can differ significantly.

Due to increased production volumes, operating costs for the nine month period ending September 30, 2002 rose to $3.3 million from $1.2 million in 2001. On a barrel of oil equivalent basis, operating costs were $1.48 per boe for the first nine months of 2002 compared to $1.23 per boe for the same period of 2001. Operating costs are comprised of field expenses and natural gas transportation costs net of income generated by the processing and gathering of joint venture gas (see Note 5 to financial statements).

Net general and administrative expenses increased by 10 percent to $477,000 in the first nine months of 2002 from $432,000 in 2001. On a boe basis, net general and administrative expenses decreased by 53 percent to $0.21 per boe for the first nine months of 2002 from $0.45 per boe for the same period of 2001.

Financing charges for the first nine months of 2002 were $1.7 million up 40 percent from $1.2 million in 2001. The increase was due to higher debt levels associated with Peyto's aggressive 2002 capital program. On a per boe basis, interest charges were down 41 percent from $1.30 per boe for the nine month period of 2001 to $0.77 per boe for the same period of 2002.

Depreciation, depletion and site restoration expenses were $7.8 million in the first nine months of 2002 compared to $4.1 million for the same period in 2001 as a direct result of Peyto's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate decreased to $3.49 in 2002 from $4.32 in 2001 as a result of successful reserve additions.

The 2002 provision for future income taxes increased to $12.7 million compared to $9.3 million in 2001 as a result of increased profitability due to higher production volumes.

Funds from operations for the first nine months of 2002 were $38.7 million compared with $25.9 million in 2001. This 49% increase was the result of increased production volumes despite lower commodity prices. On a per share basis, the first nine months of 2002 resulted in funds from operations of $0.90 per share versus $0.63 per share in 2001. The decreased natural gas and liquids prices resulted in a field netback for the period of $18.37 per boe in 2002 compared to $28.96 per boe in 2001. Net earnings in 2002 were $18.2 million or $0.43 per share compared with $12.6 million in 2001 or $0.30 per share.

At September 30, 2002, the Company had a working capital deficiency (including the revolving demand loan (see Note 2 to financial statements)) of $97.1 million resulting in a debt to running cash flow ratio of approximately 1.8:1. Peyto's 2002 year to date $74.9 million capital program was funded through cash flow and working capital. Peyto currently has a $105 million line of credit.

PEYTO

Exploration & Development Corp.

3



Interim Report
for the nine months ended September 30, 2002

Highlights

	Three Months Ended September 30			Nine Months Ended September 30		
	2002	2001	% Change	**2002**	2001	% Change
Operations						
Production						
Natural gas (mcf/d)	**45,018**	22,431	*101*	**39,457**	17,241	*129*
Oil & NGL (bbl/d)	**2,009**	815	*147*	**1,646**	637	*158*
Barrels of oil equivalent (boe/d 6:1)	**9,512**	4,553	*109*	**8,222**	3,511	*134*
Average product prices						
Natural gas ($/mcf)	**3.49**	4.32	*(19)*	**4.08**	6.69	*(39)*
Oil & NGL ($/bbl)	**33.67**	30.48	*10*	**29.92**	34.84	*(14)*
Average operating expenses ($/boe)	**1.36**	0.93	*46*	**1.48**	1.23	*20*
Financial ($000)						
Revenue	**20,676**	11,195	*85*	**57,355**	37,568	*53*
Royalties (net of ARTC)	**5,122**	2,082	*146*	**12,791**	8,629	*48*
Funds from operations	**13,474**	8,115	*66*	**38,757**	25,956	*49*
Net earnings	**5,957**	3,486	*71*	**18,244**	12,554	*45*
Capital expenditures	**24,105**	18,472	*30*	**74,924**	57,926	*29*
As at September 30						
Debt, including working capital deficit				**97,116**	51,867	*87*
Shareholders' equity				**60,109**	33,827	*78*
Total assets				**204,241**	114,017	*79*
Common shares outstanding (000)				**43,321**	41,816	*4*
Weighted average common shares outstanding (000)				**42,856**	41,499	*3*
Per share data ($/share)						
Funds from operations						
Basic	**0.31**	0.19	*63*	**0.90**	0.63	*43*
Diluted	**0.30**	0.19	*58*	**0.90**	0.62	*45*
Earnings						
Basic	**0.14**	0.08	*75*	**0.43**	0.30	*43*
Diluted	**0.13**	0.08	*63*	**0.43**	0.30	*43*

Report from the president

PEYTO Exploration & Development Corp. is pleased to present its third quarter financial and operating results for the period ended September 30, 2002.

Quarterly Review

For the three months ended September 30, 2002, Peyto achieved corporate records for production, cash flow and earnings. Daily production averaged 45 mmcf of natural gas and 2,009 barrels of oil and natural gas liquids. Gas and liquids production per share for the quarter increased 94% and 138% respectively, over the same period in 2001. Despite a 19% drop in natural gas prices, our production gains increased cash flow from $8.1 million in 2001 to a record $13.5 million in 2002. Earnings increased from $3.5 million in 2001 to $6.0 million. Natural gas prices declined by 21% from the previous quarter, averaging $3.49 per mcf with oil and natural gas liquids averaging $33.67 per barrel. The AECO daily spot gas price for the quarter, weighted by month for production, was $3.01 per gigajoule (GJ). Due to the high heat content of Peyto's gas, this equated to $3.48 per mcf or a 16% premium to the price per GJ. Revenue attributable to the Company hedging program for the quarter was $47,000 or $0.01 per mcf relative to AECO daily spot price. Operating costs averaged $1.36 per barrel of oil equivalent ("boe", natural gas converted on a 6:1 basis throughout). Our total cost structure (production, interest and general and administrative expense) decreased quarter over quarter by 21% from $2.86 to $2.26 per boe. Total net debt at the end of the quarter was $97 million and as a ratio of production decreased by 20% from the same period in 2001. Capital expenditures for the quarter totaled $24.1 million. Drilling projects continued at record levels during the quarter representing 96% of the total capital spent.

Activity Update

Since the beginning of the year, Peyto has drilled or re-entered 48 gross (41.7 net) wells targeting gas at depths greater than 2,200 meters. Of these wells, 90 per cent were in the Sundance area and will be on-stream by the end of the year. Our plan is to keep five drilling rigs active in the greater Sundance area into 2003. In October 12 mmcf/d of additional compression was added to the Sundance gas plant bringing the total compression at the plant to 87 mmcf/d. In order to fully utilize the 100 mmcf/d of refrigeration capacity at the plant, another 12 mmcf/d of compression is scheduled for installation in January 2003.

Outlook

Our low risk, value oriented approach continues to deliver industry leading results. We are on track to exceed our year end value and production targets, measured on a per share basis. This year we have more than doubled our land base in the Deep Basin Cardium gas play. We will apply the same proven methodical approach utilized at Sundance to unlock the economic potential of the Cardium in our new areas. Over the next several years our new areas will add significantly to the portfolio of natural gas exploration and development opportunities available to Peyto. We encourage you to visit Peyto's website at www.peyto.com where you will find a current presentation, financial and historical news releases and an updated insider trading summary.

Don T. Gray, P.Eng.
President and Chief Executive Officer
November 18, 2002

This report, or any part of it, may include comments that do not refer strictly to historical results or actions and may constitute forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Corporation or of the industry to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include general and industry economic and business conditions which, among other things, affect the demand for the commodities produced by the Corporation, competitive factors and industry capacity, the availability of personnel to manage the Corporation and manage and deliver the commodities produced, the ability of the Corporation to finance and implement its business strategy, changes in, or the failure to comply with, government law and regulations (especially relating to health, safety and environment), weather and other such risks as may be identified in this report or in other published documents. Accordingly, there is no certainty that the Corporation's plans will be achieved.

Management's discussion and analysis

Management's discussion and analysis of financial conditions and results of operations should be read in conjunction with the unaudited interim financial statements for the three and nine month periods ended September 30, 2002 and the audited consolidated financial statements for the year ended December 31, 2001.

Gross revenues totaled $20.7 million during the third quarter of 2002 (Q3 2001 - $11.2 million) and $57.4 million for the first nine months of 2002 (2001 - $37.6 million). These increases of 85 percent and 53 percent, respectively, are a result of higher production volumes despite lower natural gas prices. The price of natural gas averaged $3.49 per mcf for the third quarter of 2002 (Q3 2001 - $4.32 per mcf) and $4.08 per mcf for the first nine months of 2002 (2001 - $6.69 per mcf). Peyto's gas revenue is reported before transportation costs which are classified as operating costs. Oil and natural gas liquids prices averaged $33.67 for the third quarter of 2002 (Q3 2001 - $30.48 per barrel) and $29.92 per barrel for the first nine months of 2002 (2001 - $34.84 per barrel).

Natural gas production for the quarter increased 101 percent to 45.0 mmcf per day from 22.4 mmcf per day in the same quarter of 2001. Oil and natural gas liquids production increased 147 percent to 2,009 bbl/d in 2002 from 815 bbl/d in 2001. Production for the first nine months averaged 8,222 barrels of oil equivalent ("boe", natural gas converted on a 6:1 basis) per day up 134 percent from 3,511 boe per day for the first nine months of 2001. All references to barrel of oil equivalent are reported on the accepted energy equivalent of six thousand cubic feet of natural gas being equivalent to one barrel of oil.

The 2002 royalties to date, net of Alberta Royalty Tax Credit (ARTC), increased 48 percent to $12.8 million from $8.6 million in 2001. The 2002 average royalty rate, before ARTC, was 23 percent compared to 24 percent for the same period in 2001. The royalty rate, expressed as a percentage of sales, will fluctuate from period to period due to the fact that natural gas crown royalties are calculated based on the Alberta Natural Gas Reference Price rather than the price achieved by the corporation, which can differ significantly.

Due to increased production volumes, operating costs for the nine month period ending September 30, 2002 rose to $3.3 million from $1.2 million in 2001. On a barrel of oil equivalent basis, operating costs were $1.48 per boe for the first nine months of 2002 compared to $1.23 per boe for the same period of 2001. Operating costs are comprised of field expenses and natural gas transportation costs net of income generated by the processing and gathering of joint venture gas (see Note 5 to financial statements).

Net general and administrative expenses increased by 10 percent to $477,000 in the first nine months of 2002 from $432,000 in 2001. On a boe basis, net general and administrative expenses decreased by 53 percent to $0.21 per boe for the first nine months of 2002 from $0.45 per boe for the same period of 2001.

Financing charges for the first nine months of 2002 were $1.7 million up 40 percent from $1.2 million in 2001. The increase was due to higher debt levels associated with Peyto's aggressive 2002 capital program. On a per boe basis, interest charges were down 41 percent from $1.30 per boe for the nine month period of 2001 to $0.77 per boe for the same period of 2002.

Depreciation, depletion and site restoration expenses were $7.8 million in the first nine months of 2002 compared to $4.1 million for the same period in 2001 as a direct result of Peyto's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate decreased to $3.49 in 2002 from $4.32 in 2001 as a result of successful reserve additions.

The 2002 provision for future income taxes increased to $12.7 million compared to $9.3 million in 2001 as a result of increased profitability due to higher production volumes.

Funds from operations for the first nine months of 2002 were $38.7 million compared with $25.9 million in 2001. This 49% increase was the result of increased production volumes despite lower commodity prices. On a per share basis, the first nine months of 2002 resulted in funds from operations of $0.90 per share versus $0.63 per share in 2001. The decreased natural gas and liquids prices resulted in a field netback for the period of $18.37 per boe in 2002 compared to $28.96 per boe in 2001. Net earnings in 2002 were $18.2 million or $0.43 per share compared with $12.6 million in 2001 or $0.30 per share.

At September 30, 2002, the Company had a working capital deficiency (including the revolving demand loan (see Note 2 to financial statements)) of $97.1 million resulting in a debt to running cash flow ratio of approximately 1.8:1. Peyto's 2002 year to date $74.9 million capital program was funded through cash flow and working capital. Peyto currently has a $105 million line of credit.

Quarterly information

	2002			2001	
	Q3	Q2	Q1	Q4	Q3
Operations					
Production					
Natural gas (mcf/d)	**45,018**	38,194	35,049	30,175	22,431
Oil & NGLs (bbl/d)	**2,009**	1,512	1,409	1,222	815
Barrels of oil equivalent (boe/d @ 6:1)	**9,512**	7,878	7,250	6,251	4,553
Average product prices					
Natural gas ($/mcf)	**3.49**	4.43	4.46	4.32	4.32
Oil & NGLs ($/bbl)	**33.67**	29.95	24.42	23.84	30.48
Average operating expenses ($/boe)	**1.36**	1.67	1.44	1.57	0.93
Field netback ($/boe)	**16.42**	19.72	19.52	19.72	20.83
Financial ($000)					
Revenue (gross)	**20,676**	19,530	17,150	14,679	11,195
Royalties (net of ARTC)	**5,122**	4,197	3,472	2,437	2,082
Funds from operations	**13,474**	13,185	12,098	9,546	8,115
Net earnings	**5,957**	6,362	5,925	4,969	3,486
Capital expenditures	**24,105**	28,270	22,549	22,029	18,472
Common shares outstanding (000)	**43,321**	43,143	42,976	41,999	41,816
Per share data ($/share)					
Funds from operations					
Basic	**0.31**	0.31	0.29	0.23	0.19
Diluted	**0.30**	0.30	0.28	0.22	0.19
Earnings					
Basic	**0.14**	0.15	0.14	0.12	0.08
Diluted	**0.13**	0.14	0.14	0.12	0.08

Financial statements

Balance Sheet

As at	September 30 2002 (unaudited)	December 31 2001 (audited)
Assets		
Current assets		
Cash	$ 45,979	$ 1,220
Accounts receivable	14,806,802	8,245,973
Prepaids	491,394	526,291
	15,344,175	8,773,484
Property, plant and equipment *(Note 2)*	188,896,334	121,700,469
	$ 204,240,509	$ 130,473,953
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$ 34,246,603	$ 13,113,286
Capital taxes payable	87,770	245,360
Revolving demand loan *(Note 3)*	78,126,222	58,945,472
	112,460,595	72,304,118
Site restoration provision	297,398	202,322
Future income taxes	31,373,362	18,349,387
	31,670,760	18,551,709
Shareholders' equity		
Share capital *(Note 4)*	18,583,331	16,336,504
Retained earnings	41,525,823	23,281,622
	60,109,154	39,618,126
	$ 204,240,509	$ 130,473,953

Financial statements

Statements of Earnings and Retained Earnings
(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	**2002**	2001
Revenue				
Oil and gas sales, net	**$ 15,553,798**	$ 9,113,043	**$ 44,564,995**	$ 28,938,889
Interest and other income	**-**	2,138	**-**	12,422
	15,553,798	9,115,181	**44,564,995**	28,951,311
Expenses				
Operating *(Note 5)*	**1,187,755**	387,927	**3,326,069**	1,181,384
General and administrative	**84,969**	59,574	**477,247**	431,951
Interest	**706,351**	487,443	**1,736,669**	1,241,733
Depletion, depreciation and site restoration	**2,995,858**	1,808,045	**7,823,262**	4,138,911
	4,974,933	2,742,989	**13,363,247**	6,993,979
Earnings before taxes	**10,578,865**	6,372,192	**31,201,748**	21,957,332
Future income tax expense	**(4,521,245)**	(2,820,892)	**(12,689,714)**	(9,263,106)
Capital tax expense	**(101,110)**	(64,857)	**(267,833)**	(140,065)
Earnings for the period	**5,956,510**	3,486,443	**18,244,201**	12,554,161
Retained earnings, beginning of period	**35,569,313**	14,825,769	**23,281,622**	5,758,051
Retained earnings, end of period	**$ 41,525,823**	$ 18,312,212	**$ 41,525,823**	$ 18,312,212
Earnings per share				
Basic	**$0.14**	$0.08	**$0.43**	$0.30
Diluted	**$0.13**	$0.08	**$0.43**	$0.30

Financial statements

Statements of Cash Flows
(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	**2002**	2001
Cash provided by (used in)				
Operating Activities				
Earnings for the period	**$ 5,956,510**	$ 3,486,443	**$ 18,244,201**	$ 12,554,161
Items not requiring cash:				
Future income taxes	**4,521,245**	2,820,892	**12,689,714**	9,263,106
Depletion, depreciation and site restoration	**2,995,858**	1,808,045	**7,823,262**	4,138,911
Funds from operations	**13,473,613**	8,115,380	**38,757,177**	25,956,178
Change in non-cash working capital related to operating activities	**(90,105)**	(4,200,739)	**152,470**	2,983,758
	13,383,508	3,914,641	**38,909,647**	28,939,936
Financing Activities				
Issue of common shares, net of costs	**467,799**	(5,210)	**2,581,088**	926,820
Increase (decrease) in revolving demand loan	**(1,125,882)**	10,178,360	**19,180,750**	30,164,382
	(658,083)	10,173,150	**21,761,838**	31,091,202
Investing Activities				
Additions to property, plant and equipment	**(24,104,659)**	(18,471,606)	**(74,924,051)**	(57,925,539)
Change in non-cash working capital related to investing activities	**11,394,036**	4,341,384	**14,297,325**	(2,114,701)
	(12,710,623)	(14,130,222)	**(60,626,726)**	(60,040,240)
Net increase (decrease) in cash	**14,802**	(42,431)	**44,759**	(9,102)
Cash, beginning of period	**31,177**	86,356	**1,220**	53,027
Cash, end of period	**$ 45,979**	$ 43,925	**$ 45,979**	$ 43,925

Notes to financial statements

1. Accounting Principles

The interim financial statements of the Peyto Exploration & Development Corp. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), and on the same basis as the audited financial statements as at and for the year ended December 31, 2001. The interim financial statement disclosures are incremental to those included with the annual financial statements and certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. These interim financial statements should be read in conjunction with the financial statements and notes in the Company's annual report for the year ended December 31, 2001.

2. Property, Plant and Equipment

	September 30, 2002 $	December 31, 2001 $
Property, plant and equipment	**205,571,438**	130,693,300
Office furniture and equipment	**266,260**	220,347
	205,837,698	130,913,647
Accumulated depletion and depreciation	**(16,941,364)**	(9,213,178)
	188,896,334	121,700,469

At September 30, 2002, costs of $15,188,000 (September 30, 2001 - $8,250,000) related to undeveloped land have been excluded from the depreciation calculation. No general and administration expenses relating to the Company's exploration, development and acquisition programs were capitalized.

3. Revolving Demand Loan

The Company has a revolving credit facility to a maximum of $105,000,000. Outstanding amounts on this facility bear interest at bank prime and are due on demand. A General Security Agreement with a floating charge on land registered in Alberta is held as collateral by the bank.

Effective January 1, 2002 the Company adopted the recommendations of the Emerging Issues Committee of the Canadian Institute of Chartered Accountants ("CICA") concerning the presentation of revolving demand loans. These new recommendations require that the classification of debt on the balance sheet be based upon the facts existing at the balance sheet date rather than expectations. Prior to the adoption of the new recommendations, the Company presented the demand loan as long term on the basis that the bank had indicated it was not its intention to call for repayment within one year provided there was no adverse change in the financial position of the Company.

While the bank has confirmed that it is not its intention to call for repayment of this loan before September 30, 2003, provided there is no adverse change in the financial position of the Company, this loan is demand in nature and pursuant to the CICA pronouncement is presented as a current liability.

4. **Share Capital**

Authorized

Unlimited number of common voting shares
Unlimited number of preferred shares, issuable in series

Issued and Outstanding - Common shares

	Number of Shares	Amount $
Balance, December 31, 2001	41,999,731	16,336,504
Exercise of stock options	1,321,223	2,620,772
Tax benefits transferred to shareholders	—	(350,976)
Share issue costs, net of associated tax benefits	—	(22,969)
Balance, September 30, 2002	43,320,954	18,583,331

Stock Options

The Company has a director and employee stock option plan. The number of common shares reserved for issuance at any one time shall not exceed 4,314,262 shares subject to shareholder and regulatory approval. The exercise price of an option is set at the market price of the common shares at the date of grant. Each option vests over a three year period and has a term of 5 years.

	As at September 30, 2002		As at December 31, 2001	
	Options	Weighted - Average Exercise Price	Options	Weighted- Average Exercise Price
Opening	**3,310,334**	**$2.39**	2,987,000	$0.63
Granted	**1,629,557**	**$5.41**	3,095,334	$2.71
Exercised	**(1,321,224)**	**$1.98**	(2,017,667)	$0.48
Cancelled	**(50,000)**	**$5.51**	(754,334)	$1.82
Closing	**3,568,667**	**$3.88**	3,310,334	$2.39

Per Share Amounts

Earnings per share and funds from operations per share have been calculated based upon the weighted average number of common shares outstanding during the period of 42,856,189 (for the period ended September 30, 2001 – 41,499,556). Diluted per share amounts are calculated using the treasury stock method. The weighted average number of common shares used to determine diluted per share amounts for the period ended September 30, 2002 was 42,902,468 (for the period ended September 30, 2001 – 42,233,926).

Stock Based Compensation

Effective January 1, 2002 the Company adopted CICA Handbook section 3870 Stock-based Compensation and Other Stock-based payments. As permitted by CICA 3870 the Company has applied this change prospectively for new awards granted on or after January 1, 2002. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, direct awards of stock to employees and stock and stock option awards granted to non-employees have been accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock are determined by the quoted market price of the Company's stock and the fair value of stock options are determined using the Black Scholes option pricing model. In periods prior to January 1, 2002, the Company recognized no compensation when stock or stock options were issued to employees. Pro forma information

regarding net income is required and has been determined as if the Company had accounted for its employee stock options granted after December 31, 2001 under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions for 2002: weighted-average risk-free interest rate of 3.0%; dividend yield of 0%; weighted-average volatility factors of the expected market price of the Company's Common Shares of 48%; and a weighted-average expected life of the options of 3 years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option vesting periods. The Company's pro forma net income under Canadian GAAP would be reduced by $482,000 for the nine months ended September 30, 2002. Basic and diluted earnings-per-share figures would have been reduced by $0.01 and $0.01 respectively. The weighted average fair value of stock options granted during the nine months ended September 30, 2002 was $1.92 per share.

5. **Operating Expenses**

The Corporation's operating expenses include all costs with respect to day-to-day well and facility operations and the cost of transportation of natural gas. Processing and gathering income related to joint venture and third party gas is included in operating expenses.

	Three Months Ended September 30		**Nine Months Ended September 30**	
	2002	**2001**	**2002**	**2001**
	$	**$**	**$**	**$**
Field expenses	**1,222,090**	683,751	**3,115,734**	1,882,119
Transmission	**498,203**	277,181	**1,332,472**	653,812
Processing & gathering income	**(532,538)**	(573,005)	**(1,122,137)**	(1,354,547)
Total operating costs	**1,187,755**	387,927	**3,326,069**	1,181,384

6. **Financial Instruments**

The Company is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Company enters into these contracts for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of natural gas commodity prices by locking in a minimum and maximum forward price.

A summary of contracts outstanding in respect to the hedging activities at September 30, 2002 were as follows:

Period Hedged	**Type**	**Daily Volume**	**Floor**	**Ceiling**
August, 2002	Fixed	4,000 GJ	$2.61/GJ	
September, 2002	Fixed	4,000 GJ	$3.00/GJ	
September, 2002	Fixed	6,000 GJ	$3.31/GJ	
September, 2002	Fixed	8,000 GJ	$3.26/GJ	
September, 2002	Fixed	10,000 GJ	$3.71/GJ	
October, 2002	Fixed	4,000 GJ	$3.48/GJ	
October, 2002	Fixed	6,000 GJ	$3.31/GJ	
October, 2002	Fixed	8,000 GJ	$3.26/GJ	
April 1, 2002 to Nov. 1, 2002	Costless collar	3,500 GJ	$3.50/GJ	$5.75/GJ
June 1, 2002 to Nov. 1, 2002	Costless collar	3,500 GJ	$3.75/GJ	$6.20/GJ
Nov. 1, 2002 to March 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$7.00/GJ
Nov. 1, 2002 to March 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$6.60/GJ
Nov. 1, 2002 to March 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$6.70/GJ
April 1 to October 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$7.25/GJ
April 1 to October 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$6.85/GJ
April 1 to October 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$7.00/GJ

Corporate information

Officers

Don Gray
President and Chief Executive Officer

Roberto Bosdachin
Vice-President, Exploration

Darren Gee
Vice President, Engineering

Lyle Skaien
Vice President, Operations

Sandra Brick
Vice President, Finance

Stephen Chetner
Corporate Secretary

Directors

Rick Braund

Don Gray

Mike Broadfoot

Brian Craig

Stephen Chetner

John Boyd

Auditors
Ernst & Young LLP

Solicitors
Burnet, Duckworth & Palmer

Bankers
Bank of Montreal

Transfer Agent
Computershare Trust Company of Canada

Head Office
420, 333 – 5 Avenue SW
Calgary, AB
T2P 3B6

Phone: 403.261.6081
Fax: 403.261.8976
Web: www.peyto.com

Stock Listing Symbol: PEY
Toronto Stock Exchange

Computershare

Investor Services

Computershare Trust Company of Canada
Sixth Floor
530 – 8th Avenue S.W.
Calgary, Alberta
T2P 3S8
Telephone 403-267-6800
Facsimile 403-267-6529
www.computershare.com

November 26, 2002

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

Dear Sirs:

Subject: Peyto Exploration & Development Corp.

We confirm that the following material was sent by pre-paid mail on November 26, 2002 to the registered shareholders of common shares of the subject Corporation:

1. Interim Report for the nine months ended September 30, 2002

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators' National Instrument 54-101.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

Tara Odbert
Inside Sales Representative
Stock Transfer Services
Direct Dial No. (403) 267-6831

Cc: Peyto Exploration & Development Corp.
Attention: Jennifer McElhoes

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Peyto Exploration & Development Corp. Announces 2002 Year End Reserve Report

SYMBOL: PEY - TSE

CALGARY, Jan. 23 /CNW/ - PEYTO Exploration & Development Corp. ("Peyto") is pleased to present the results of the 2002 reserve report effective December 31, 2002. Proved developed reserves at year end increased by 63% to 44.4 million barrels of oil equivalent ("boe", natural gas converted on a 6:1 basis throughout) from 27.2 million boes in 2001. Peyto has continued its practice of not allocating a proven reserve designation to undeveloped property and accordingly had no proved undeveloped reserves booked at year end 2002. During the year, Peyto was successful in converting the majority of its probable reserves (ie. drilling locations) to the proved developed category. Proved plus probable additional reserves increased by 27.3 million boes to 85.2 million boes. As in previous years, the majority of the probable reserves booked at the end of 2002 represent development gas locations in Sundance that Peyto is currently drilling. The net present value ("NPV") of Peyto's proved plus probable additional petroleum and natural gas assets increased 77% from $455.9 million or $10.85 per share (discounted at 10%) in 2001 to $807.4 million or $18.60 per share in 2002. The following table summarizes Peyto's reserves and the discounted net present value of future cash flow before income tax, using variable pricing, at December 31, 2002.

<<

Reserve Category	Gas (mmcf)	Oil & NGL (mstb)	BOE 6:1 (mstb)	Net Present Value ($000) Discounted at 8%	10%	12%
Proved Producing	195,918	8,641	41,294	546,024	492,809	450,345
Proved Non-producing	14,965	571	3,065	27,886	24,593	22,156
Proved Undeveloped	-	-	-	-	-	-
Total Proved	210,883	9,212	44,359	573,910	517,402	472,501
Probable Additional	195,334	8,304	40,860	339,845	290,043	251,456
Proved + Probable Additional	406,216	17,516	85,219	913,756	807,445	723,957

Note: Based on the Paddock Lindstrom & Associates report effective December 31, 2002

>>

We encourage you to actively visit Peyto's website located at www.peyto.com for more information on the Company.

This report, or any part of it, may include comments that do not refer strictly to historical results or actions and may constitute forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Corporation or of the industry to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include general and industry economic and business conditions which, among other things, affect the demand for the commodities produced by the Corporation, competitive factors and industry capacity, the availability of personnel to manage the Corporation and manage and deliver the commodities produced, the ability of the Corporation to finance and implement its business strategy, changes in, or the failure to comply with, government law and

regulations (especially relating to health, safety and environment), weather and other such risks as may be identified in this report or in other published documents. Accordingly, there is no certainty that the Corporation's plans will be achieved.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

%SEDAR: 00009733E

-0- 01/23/2003

/For further information: Donald T. Gray, President and Chief Executive Officer of Peyto at (403) 261-6077/

(PEY.)

CO: Peyto Exploration & Development Corp.
ST: Alberta
IN: OIL
SU:

-30-

CNW 20:38e 23-JAN-03

News release via Canada Newswire, Calgary 403-269-7605

Attention Business/Financial Editors:
Peyto Exploration & Development Corp. Announces Fourth Quarter and 2002 Year End Report to Shareholders

SYMBOL: PEY - TSX

CALGARY, March 6 /CNW/ - PEYTO Exploration & Development Corp. is a gas exploration and production company that was founded in November 1998 with a clear strategy to build shareholder value by efficiently finding and developing long term gas reserves in Alberta's Deep Basin area. The successful execution of this strategy has provided us with significant competitive advantages. These advantages include:

- long life reserves which provide us with a stable production base to build on and which have no production hazards such as water or sour gas;
- low total cost structure combined with high heating value gas which gives us the most efficient cash flow generator in the industry; and
- a team that is aligned to the shareholders and has a proven track record of finding and developing high quality assets.

We are pleased with the success of this strategy and proud to present our operating and financial results for the fourth quarter and full fiscal year 2002.

Year End Review

Production for the year was up 111% for an average of 42.2 mmcf of natural gas and 1,823 barrels of light oil and natural gas liquids per day. This production gain resulted in an increase in cash flow from operations from $36.3 million in 2001 to $62.5 million in 2002. Earnings increased 63% from $17.5 million in 2001 to $28.6 million in 2002. Product prices averaged $4.63 per mcf for gas and $32.06 per barrel for oil and natural gas liquids. Operating costs remained constant at $1.37 per barrel of oil equivalent ("boe", natural gas converted on a 6:1 basis throughout). The gas price realized was 20% lower resulting in a 20% reduction in field netbacks to $20.45 per boe. Even with the lower commodity prices, we were successful in achieving record cash flow in each of the four quarters of 2002. Comparative operational and financial data is presented in the following table.

<<

	3 Months Ended Dec. 31		%	12 Months Ended Dec. 31		%
	2002	2001	Change	2002	2001	Change
Operations						
Production						
Natural gas (mcf/d)	50,556	30,175	68	42,254	20,501	106
Oil & NGLs (bbl/d)	2,349	1,222	92	1,823	785	132
Barrels of oil equivalent (boe/d (at) 6:1)	10,775	6,251	72	8,865	4,201	111
Average product prices						
Natural gas ($/mcf)	5.90	4.32	37	4.63	5.81	(20)
Oil & NGLs ($/bbl)	36.52	23.84	53	32.06	30.52	5
Average operating expenses ($/boe)	1.12	1.57	(29)	1.37	1.36	1
Field Netback ($/boe)	25.15	19.72	28	20.45	25.50	(20)
Financial ($000)						
Revenue	35,354	14,679	141	92,709	52,247	77
Royalties (net of ARTC)	9,311	2,437	282	22,101	11,066	100
Funds from operations	23,746	10,370	129	62,503	36,326	72
Net earnings	10,310	4,969	107	28,554	17,524	63

Capital expenditures	37,627	22,029	71	112,551	79,955	41
As at December 31						
Debt, including working capital deficit				110,985	63,530	75
Common shares outstanding (000)				43,418	41,999	3
Weighted average shares outstanding (000)				42,978	41,585	3

	3 Months Ended Dec. 31 2002	3 Months Ended Dec. 31 2001	% Change	12 Months Ended Dec. 31 2002	12 Months Ended Dec. 31 2001	% Change
Per share data ($/share)						
Funds from operations						
Basic	0.55	0.25	120	1.45	0.87	67
Diluted	0.52	0.24	117	1.41	0.86	64
Earnings						
Basic	0.24	0.12	100	0.66	0.42	57
Diluted	0.23	0.12	92	0.64	0.41	56

Proved developed reserves at year end increased by 63% to 44.4 million boes from 27.2 million boes in 2001. Peyto has continued its practice of not allocating a proved reserve designation to undeveloped property and accordingly had no proved undeveloped reserves booked at year end 2002. During the year, Peyto was successful in converting the majority of its probable reserves to the proved developed category by use of the drill bit. Proved plus probable additional reserves increased by 27.3 million boes to 85.2 million boes. As in previous years, most of the probable reserves booked at the end of 2002 represent development gas locations in the Sundance area. Our company achieved an investment recycle ratio of 4:1 and a production replacement ratio of 6:1 for the proved developed reserves added during 2002. Proved developed reserves had an 11 year reserve life based on fourth quarter average production. Discounted at 10%, the net present value of Peyto's proved plus probable additional petroleum and natural gas assets increased 77% from $455.9 million or $10.85 per share in 2001 to $807.4 million or $18.60 per share in 2002. The following table summarizes Peyto's reserves and the discounted net present value of future cash flow before income tax, using variable pricing, at December 31, 2002.

Reserve Category	Gas (mmcf)	Oil & NGL (mstb)	BOE 6:1 (mstb)	Reserve Life Index (years)	Net Present Value ($000) Discounted at 8%	10%	12%
Proved Producing	195,918	8,641	41,294	10.5	546,024	492,809	450,345
Proved Non-producing	14,965	571	3,065		27,887	24,593	22,156
Proved Undeveloped	-	-	-		-	-	-
Total Proved	210,883	9,212	44,359	11.3	573,911	517,402	472,501
Probable Additional	195,334	8,304	40,860		339,845	290,043	251,456
Proved + Probable Additional	406,217	17,516	85,219	21.7	913,756	807,445	723,957

Note: Based on the Paddock Lindstrom & Associates report effective December 31, 2002

Net capital expenditures for 2002 totaled $112.6 million. Exploration and development related activity represented $78.1 million or 70% of the total, while expenditures on facilities, gathering systems and equipment totaled $24.1 million or 21% of the total. The following table summarizes capital expenditures and finding and development (F&D) costs for the year.

Capital Expenditures			F&D Costs, $/BOE (at) 6:1		
Category	($000)	% of Total	Proved Developed	Proved + Risked Probable	Proved + Probable
Land	3,388	3	0.17	0.13	0.11
Seismic	1,677	2	0.08	0.07	0.06
Drilling - Exploratory & Development	76,350	68	3.74	3.00	2.50
Production Equipment, Facilities & Pipelines	24,101	21	1.18	0.95	0.79
Acquisitions & Dispositions	6,971	6	0.34	0.27	0.23
Office Equipment	64	0	0.00	0.00	0.00
Total	112,551	100	5.51	4.42	3.69

Fourth Quarter Review

For the three months ended December 31, 2002, Peyto achieved corporate records for production, cash flow and earnings. Daily production averaged 51 mmcf of natural gas and 2,349 barrels of oil and natural gas liquids. Gas and liquids production per share for the quarter increased 62% and 86% respectively, over the same period in 2001. Our production gains increased cash flow from $10.4 million in 2001 to a record $23.7 million in 2002. Earnings increased from $5.0 million in 2001 to $10.3 million in 2002. Natural gas prices increased by 37%, averaging $5.90 per mcf while oil and natural gas liquids prices increased 53% averaging $36.52 per barrel. The high heating value of our gas resulted in a 17% premium when converted from gigajoules at the AECO price hub to mcf at the plantgate. Operating costs averaged $1.12 per boe. Capital expenditures for the quarter totaled $37.6 million with drilling projects continuing at record levels.

Activity Update

Our level of activity is 70% higher than it was a year ago. We currently have five drilling rigs operating in the Deep Basin area which have drilled and cased fifteen gas wells since year end, all with a total depth greater than 2,200 meters. All of these wells are categorized in our 2002 reserve report as probable additional reserves. We plan to keep up to five drilling rigs active in the core areas throughout the year. In March 2003, Peyto commenced production from a 100% well in our new area with initial production rates of 1.6 mmcf per day. Actual well capability was tested at a much higher rate, however, facility capacity constraints at the third party processing plant prevent us from seeing the full potential of this well at this time. Plans are under way to alleviate this constraint.

Outlook

Capital expenditures for 2003 are expected to be between $110 million and $160 million and will be funded primarily by cash flow. The majority of the 2003 capital program will involve drilling, completion and tie-in of low risk development gas wells adjacent to existing infrastructure in the Sundance area.

We have now completed our fourth consecutive year of successful exploration and development activity which is illustrated by our superior results in all performance parameters. We continue to have an abundance of investment ideas and opportunities to pursue. In order to learn more about the company we encourage you to visit Peyto's website at www.peyto.com where you will find a current presentation, financial and historical news releases and an updated insider trading summary.

Don T. Gray, P.Eng.
President and Chief Executive Officer
March 6, 2003

This report, or any part of it, may include comments that do not refer strictly to historical results or actions and may constitute forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Corporation or of the industry to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include general and industry economic and business conditions which, among other things, affect the demand for the commodities produced by the Corporation, competitive factors and industry capacity, the availability of personnel to manage the Corporation and manage and deliver the commodities produced, the ability of the Corporation to finance and implement its business strategy, changes in, or the failure to comply with, government law and regulations (especially relating to health, safety and environment), weather and other such risks as may be identified in this report or in other published documents. Accordingly, there is no certainty that the Corporation's plans will be achieved.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Reserves Data

As at December 31	2002	2001	% Change
Natural gas (millions of cubic feet)			
Proved developed	210,883	125,142	69
Probable	195,334	143,459	36
Total	406,217	268,601	51
Oil & natural gas liquids (thousands of barrels)			
Proved developed	9,212	6,320	46
Probable	8,304	6,882	21
Total	17,516	13,202	33
Barrels of oil equivalent (at) 6:1 (thousands of barrels)			
Proved developed	44,359	27,177	63
Probable	40,860	30,792	33
Total	85,219	57,969	47

Net Present Value ($000)	Discounted at			
	0%	10%	12%	NPV 12% % Change
Proved Developed	1,100,506	517,402	472,501	95
Probable	905,514	290,043	251,456	56
Total	2,006,020	807,445	723,957	80

Note:
2002 Reserve & Net Present Value data based on Paddock Lindstrom & Associates Report Dated January 27, 2003.

2001 Reserve & Net Present Value data based on Paddock Lindstrom & Associates Report Dated January 21, 2002.

Management's discussion and analysis

Gross revenues totaled $92.7 million for the year 2002, an increase of 77 percent from $52.2 million in 2001. This increase is a result of higher production volumes despite lower natural gas prices. The price of natural gas averaged $4.63 per mcf for the year 2002 down 20 percent from $5.81 per mcf in 2001. Oil and natural gas liquids prices averaged $32.06 per barrel in 2002 up 5 percent from $30.52 per barrel in 2001.

A successful drilling program resulted in natural gas production for the year increasing by 106 percent to 42.2 mmcf per day in 2002 from 20.5 mmcf per day in 2001. Oil and natural gas liquids production increased by 132 percent to 1,823 barrels per day in 2002 from 785 barrels per day in 2001. Production for the year averaged 8,865 barrels of oil equivalent ("boe", natural gas converted on a 6:1 basis) per day, an increase of 111 percent from 4,201 boe per day for 2001.

2002 royalties, net of Alberta Royalty Tax Credit (ARTC), increased by 100 percent to $22.1 million from $11.1 million in 2001 due to higher gross revenues associated with increased production volumes. The 2002 average royalty rate was 24 percent compared to 22 percent for 2001.

Increased production volumes caused operating costs to rise to $4.4 million in 2002 from $2.1 million in 2001. On a barrel of oil equivalent basis, operating costs were $1.37 per boe in 2002 compared to $1.36 per boe in 2001. Operating costs are comprised of field expenses and natural gas transportation costs net of income generated by the processing and gathering of joint venture gas. On a per boe basis, field expenses represent $1.45, transportation $0.58 and processing and gathering income a recovery of $0.66.

General and administrative expenses increased by 7 percent to $1,694,000 for 2002 from $1,589,000 in 2001. The Corporation does not capitalize general and administrative expenses. Operator overhead recoveries related to capital expenditures and well operations totaling $1.7 million have been netted from 2002 general and administrative expenses. On a boe basis, general and administrative expenses decreased by 50 percent to $0.52 per boe in 2002 from $1.04 per boe in 2001. This reduction was the result of the increase in production volumes while maintaining a similar level of staff. Fourth quarter G&A expenses included bonuses to employees and consultants totaling $1,047,500. The bonuses are awarded based on incremental cash flow per share achieved by the Corporation. Recipients were given the option to receive their bonus in the form of cash or flow-through shares of the Corporation at a price of $11.70 per share (25% premium to 10 day weighted average price) with 98 percent choosing to increase their stake in the Corporation by selecting the share option.

Financing charges for 2002 were $2.7 million up from $1.8 million in 2001. The increase was the result of higher debt levels associated with Peyto's 2002 capital expenditure program which totaled $112.6 million compared with $79.9 million in 2001.

Depreciation, depletion and site restoration expenses were $12.2 million for 2002 compared to $6.5 million for 2001 as a direct result of Peyto's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate decreased to $3.78 in 2002 from $4.22 in 2001.

The provision for future income tax increased to $20.6 million in 2002 from $11.5 million in 2001. The increase in the tax provision in 2002 is a direct result of Peyto's increased profitability due to significantly higher production volumes.

The 111% increase in production volumes caused funds from operations for 2002 to increase to $62.5 million compared with $36.3 million in 2001. Lower average natural gas prices caused Peyto's field netback for the period to decrease from $25.50 per boe in 2001 to $20.45 per boe in 2002. Earnings for 2002 were $28.6 million or $0.66 per share compared with $17.5 million in 2001 or $0.42 per share.

Liquidity and Capital Resources

For the year ended December 31, 2002, the Corporation incurred net capital expenditures of $112.6 million. Capital expenditures during 2002 were comprised of $78.1 million for exploration and development, $24.1 million for facilities, gathering systems and equipment and $10.4 million for acquisitions and land. At December 31, 2002, the Corporation had a working capital deficiency, including the revolving demand loan, of $110.9 million, resulting in a net debt to running cash flow ratio of 1.2:1 based on annualized fourth quarter cash flow.

Capital expenditures for 2002 and 2001 were funded primarily by cash flow and bank debt, with equity issues limited to the exercise of stock options and the issuance of flow through shares pursuant to the Corporation's employee bonus plan.

Outlook

Peyto's 2003 capital expenditure program is budgeted to be between $110 million and $160 million and will be financed from available bank lines and the cash flow expected to be generated in 2003. In 2003, primarily all of Peyto's capital expenditures are discretionary focused on exploration, development and acquisition activity. The majority of these expenditures will be employed to drill, complete and tie-in low risk development gas wells adjacent to Peyto's existing infrastructure. Peyto has the flexibility to match planned capital expenditures to actual cash flow.

Peyto currently has a $105 million revolving demand loan facility that bears interest at prime and does not require any principal repayments in 2003. The Corporation settles sales receivables and trade payables in accordance with normal industry practices. Working capital liquidity is maintained through drawing and repaying the bank facilities.

Business Risks

All companies in the Canadian oil and natural gas industry are exposed to a number of business risks, some of which are beyond their control. These risks can be categorized as operational, financial and regulatory.

Operational risks include finding and developing oil and natural gas reserves on an economic basis, reservoir production performance, product marketing , hiring and retaining employees and accessing contract services on a cost effective basis. By employing a team of highly qualified staff, providing a compensation system that rewards above average performance and developing strong long-term relationships with contract service providers, these risks are mitigated. The Corporation maintains an insurance program consistent with industry practice to protect against destruction of assets, well blowouts, pollution and other business interruptions. We also maintain a geologically diverse, but geographically concentrated prospect inventory, undertake a large drilling program and use proven technology where appropriate to minimize the cost of finding and developing oil and natural gas reserves.

Financial risks include commodity prices, interest rates and the CDN/US exchange rate, all of which are largely beyond Peyto's control. Peyto's approach to management of these risks is to maintain a prudent level of debt,

a low cost structure, enter into certain fixed price, physical delivery, commodity-based contracts and use its strong financial position to fund exploration and development activities and acquisitions through fluctuations in these variables.

Peyto is also subject to various regulatory risks, many of which are beyond our control. We take a proactive approach with respect to environmental and safety matters such as maintaining an environmental and safety program whereby major facilities are regularly audited. An operational emergency response plan is in place and is in compliance with current environmental legislation.

Business Prospects

Oil and natural gas are commodities affected by global and regional events of an economic, political and environmental nature. Such events can impact the price of the commodity in that either security of supply or demand for the product is affected to varying degrees. The outlook for prices, in turn, has a major influence on levels of competition and capital investment in the business. In 2002 oil prices strengthened but continued to be volatile. Peyto believes that oil prices will continue to be volatile in 2003. Natural gas prices have become increasingly favourable in recent months. Given this outlook, Peyto believes that capital investment and competition for land, acquisitions and services will increase in 2003. Peyto anticipates relative stability with respect to exchange and interest rates, although Peyto has a low sensitivity to these matters.

Quarterly information

	2002				2001
	Q4	Q3	Q2	Q1	Q4
Operations					
Production					
Natural gas (mcf/d)	50,556	45,018	38,194	35,049	30,175
Oil & NGLs (bbl/d)	2,349	2,009	1,512	1,409	1,222
Barrels of oil equivalent (boe/d (at) 6:1)	10,775	9,512	7,878	7,250	6,251
Average product prices					
Natural gas ($/mcf)	5.90	3.49	4.43	4.46	4.32
Oil & natural gas liquids ($/bbl)	36.52	33.67	29.95	24.42	23.84
Average operating expenses ($/boe)	1.12	1.36	1.67	1.44	1.57
Field netback ($/boe)	25.15	16.42	19.72	19.52	19.72
Financial ($000)					
Revenue	35,354	20,676	19,530	17,150	14,679
Royalties (net of ARTC)	9,311	5,122	4,197	3,472	2,437
Funds from operations	23,746	13,474	13,185	12,098	10,370
Net earnings	10,310	5,957	6,362	5,925	4,969
Capital expenditures	37,627	24,105	28,270	22,549	22,029
Common shares outstanding (000)	43,418	43,321	43,143	42,976	41,999
Per share data ($/share)					
Funds from operations					
Basic	0.55	0.31	0.31	0.29	0.25
Diluted	0.52	0.30	0.30	0.28	0.24
Earnings					
Basic	0.24	0.14	0.15	0.14	0.12
Diluted	0.23	0.13	0.14	0.14	0.12

Financial statements

BALANCE SHEETS

(audited)

As at December 31,

	2002 $	2001 $
ASSETS		
Current		
Cash	205,558	1,220
Accounts receivable (note 8)	18,860,110	8,245,973
Prepaids and deposits	894,553	526,291
	19,960,221	8,773,484
Property, plant and equipment (notes 3 and 5)	222,206,233	121,700,469
	242,166,454	130,473,953
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	50,778,415	13,113,286
Capital taxes payable	166,922	245,360
Revolving demand loan (note 5)	80,000,000	58,945,472
	130,945,337	72,304,118
Future site restoration and abandonment	380,914	202,322
Future income taxes (note 7)	39,773,845	18,349,387
	40,154,759	18,551,709
Shareholders' equity		
Share capital (note 6)	19,230,677	16,336,504
Retained earnings	51,835,681	23,281,622
	71,066,358	39,618,126
	242,166,454	130,473,953

See accompanying notes

STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(audited)

For the year ended December 31,

	2002 $	2001 $
REVENUE		
Petroleum and natural gas sales, net	70,607,767	41,181,322
Interest and other income	-	12,422
	70,607,767	41,193,744

EXPENSES

Operating (note 4)	4,433,686	2,082,511
General and administrative	1,694,074	1,588,903
Interest	2,668,964	1,779,212
Depletion, depreciation and site restoration	12,223,429	6,475,181
	21,020,153	11,925,807
Earnings before taxes	49,587,614	29,267,937
Future income tax expense (note 7)	(20,626,612)	(11,503,696)
Capital tax expense	(406,943)	(240,670)
Earnings for the year	28,554,059	17,523,571
Retained earnings, beginning of year	23,281,622	5,758,051
Retained earnings, end of year	51,835,681	23,281,622
Earnings per share (note 6)		
Basic	0.66	0.42
Diluted	0.64	0.41

See accompanying notes

STATEMENTS OF CASH FLOWS
(audited)

For the year ended December 31,

	2002 $	2001 $
Cash provided by (used in)		
OPERATING ACTIVITIES		
Earnings for the year	28,554,059	17,523,571
Items not requiring cash		
Non-cash expenses	1,098,630	823,500
Future income tax expense	20,626,612	11,503,696
Depletion, depreciation and site restoration	12,223,429	6,475,181
Funds from operations	62,502,730	36,325,948
Change in non-cash working capital related to operating activities (note 9)	1,940,682	1,595,406
	64,443,412	37,921,354
FINANCING ACTIVITIES		
Issue of common shares, net of costs	2,593,389	923,557
Increase in revolving demand loan	21,054,528	45,745,744
	23,647,917	46,669,301
INVESTING ACTIVITIES		
Additions to property, plant and equipment	(112,550,601)	(79,955,081)

Change in non-cash working capital related to investing activities (note 9)	24,663,610	(4,687,381)
	(87,886,991)	(84,642,462)
Net increase (decrease) in cash	204,338	(51,807)
Cash, beginning of year	1,220	53,027
Cash, end of year	205,558	1,220

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

1. NATURE OF OPERATIONS

PEYTO Exploration & Development Corp. (hereafter "PEYTO" or the "Corporation") was incorporated under the Business Corporations Act of Alberta and its principal business activity is the exploration for and development and production of petroleum and natural gas in Western Canada.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and a summary of accounting policies follows:

a) Joint operations

The Corporation conducts substantially all of its petroleum and natural gas exploration and production activities jointly with others and, accordingly, these financial statements reflect only the Corporation's proportionate interest in such activities.

b) Property, plant and equipment

(i) Capitalization of costs

The Corporation follows the full cost method of accounting for its petroleum and natural gas operations. All costs related to the exploration for and development and production of petroleum and natural gas reserves are capitalized in one Canadian cost center and charged to earnings as set out below. Costs include lease acquisition, geological and geophysical costs and costs of drilling and equipping both productive and non-productive wells. All general and administrative costs are expensed as incurred.

Proceeds from the disposal of properties would usually be applied against capitalized costs, without any gain or loss being realized, unless the disposal results in a change in the depletion rate of greater than 20% in which case a gain or loss on disposal will be recorded.

(ii) Depletion and depreciation

Depletion of petroleum and natural gas properties and depreciation of production equipment is provided using the unit-of-production method based upon estimated gross proved petroleum and natural gas reserves as determined by independent engineers. For purposes of the depletion and depreciation calculation, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil. Costs of acquiring and evaluating unproved properties are excluded from the depletion calculation until it is determined whether or not proved reserves are

attributable to the properties or impairment occurs.
Depreciation of gas plants and related facilities is calculated on a straight-line basis over a 20-year term.
Office furniture and equipment are depreciated over their estimated useful lives at declining balance rates between 20% and 30%.

(iii) Ceiling test

In applying the full cost method, the Corporation calculates a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net revenue from the production of gross proved reserves less estimated future production costs, general and administrative expenses, financing costs, site restoration and abandonment costs and income taxes. Future net revenues are estimated using prices and costs without escalation or discounting and the income tax legislation in effect at the period end. Any reduction in value as a result of the ceiling test will be charged to earnings as additional depletion and depreciation.

c) Future site restoration and abandonment costs

Estimated future costs relating to site restoration and abandonment of petroleum and natural gas properties and related facilities are accrued on a unit of production basis over the estimated life of the gross proved reserves. Costs are estimated, net of expected recoveries, based upon current prices, technology and industry standards. The annual provision is accounted for as part of depletion, depreciation and site restoration expense. The accumulated provision is classified as a non-current liability and actual expenditures are charged against the accumulated provision as incurred.

d) Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The estimated tax benefits transferred to shareholders are recorded as future income taxes and reduced share capital is recorded when the expenditures are incurred and renounced.

e) Financial instruments

In certain circumstances, fixed price commodity contracts are used to reduce the Corporation's exposure to adverse fluctuations in commodity prices to protect future cash flow used to finance the Corporation's capital expenditure program. Gains and losses relating to fixed price contracts that meet hedge criteria are recognized as part of natural gas sales concurrently with the hedged transaction. The Corporation does not enter into financial instruments for trading or speculative purposes.
The Corporation's policy is to formally designate each derivative financial instrument as a hedge of a specifically identified future revenue stream. The Corporation believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term to maturity, the notional amount and the commodity price basis in the instruments all match the terms of the future revenue stream being hedged.
Realized and unrealized gains or losses associated with the fixed price commodity contracts, which have been terminated or cease to be effective prior to maturity, are deferred as other current, or non-current, assets or liabilities on the balance sheet , as appropriate and recognized in earnings in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in earnings.

f) Measurement uncertainty

The amount recorded for depletion and depreciation of property, plant and equipment, the provision for site restoration costs and the ceiling test calculation are based on estimates of gross proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

g) Future income taxes

The Corporation follows the liability method of tax allocation. Under this method future income tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

h) Stock based compensation plan

The Corporation has a stock based compensation plan, which is described in note 6. As options are issued at current market value, the option has no intrinsic value, therefore no compensation expense is recorded when the options are granted. Consideration paid by employees or directors on the exercise of stock options is credited to share capital.

3. PROPERTY, PLANT AND EQUIPMENT

	2002 $	2001 $
Property, plant and equipment	243,180,014	130,693,300
Office furniture and equipment	284,236	220,347
	243,464,250	130,913,647
Accumulated depletion and depreciation	(21,258,017)	(9,213,178)
	222,206,233	121,700,469

At December 31, 2002, costs of $20,122,240 (2001 - $13,575,000) related to undeveloped land have been excluded from the depletion and depreciation calculation.

For the year ended December 31, 2002, the Corporation charged $178,592 (2001 - $84,477) to expense for future site restoration.

4. OPERATING EXPENSES

The Corporation's operating expenses include all costs with respect to day-to-day well and facility operations and the cost of transportation of natural gas. Processing and gathering income related to joint venture and third party gas is included in operating expenses.

	2002 $	2001 $
Field expenses	4,680,319	1,938,831
Transmission	1,874,546	1,135,728
Processing and gathering income	(2,121,179)	(992,048)
Total operating costs	4,433,686	2,082,511

5. REVOLVING DEMAND LOAN

The Corporation has a revolving credit facility to a maximum of

$105,000,000 of which $80,000,000 was drawn at December 31, 2002 ($58,945,472 at December 31, 2001). Outstanding amounts on this facility bear interest at bank prime and are due immediately on demand. A General Security Agreement with a floating charge on land registered in Alberta is held as collateral by the bank. For the year ended December 31, 2002, the effective interest rate on amounts outstanding on this facility was 3.6% (December 31, 2001 - 5.0%). Under the terms of the facility the Corporation is subject to certain non-financial covenants all of which had been met at December 31, 2002.

Effective January 1, 2002 the Corporation adopted the recommendations of the Emerging Issues Committee of the Canadian Institute of Chartered Accountants ("CICA") concerning the presentation of revolving demand loans. These new recommendations require that the classification of debt on the balance sheet be based upon the facts existing at the balance sheet date rather than expectations. Prior to the adoption of the new recommendations, the Corporation presented the demand loan as long-term on the basis that the bank had indicated it was not its intention to call for repayment within one year provided there was no adverse change in the financial position of the Corporation.

While the bank has confirmed that it is not its intention to call for repayment of this loan provided there is no adverse change in the financial position of the Corporation, this loan is demand in nature and pursuant to the CICA pronouncement is presented as a current liability.

6. SHARE CAPITAL

Authorized

Unlimited number of common voting shares
Unlimited number of preferred shares, issuable in series

Issued - Common shares

	Number of Shares	Amount $
Balance, December 31, 2000	39,799,064	14,551,045
Exercise of stock options	2,017,667	1,013,657
Flow-through shares issued	183,000	823,500
Share issue costs, net of associated tax benefits	-	(51,698)
Balance, December 31, 2001	41,999,731	16,336,504
Exercise of stock options	1,324,557	2,631,074
Flow-through shares issued	93,900	1,098,630
Tax benefits transferred to shareholders	-	(813,719)
Share issue costs, net of associated tax benefits	-	(21,812)
Balance, December 31, 2002	43,418,188	19,230,677

During the year, the Corporation issued 93,900 flow-through shares at a price of $11.70 per share (2001 - 183,000 shares at $4.50 per share) as settlement of its bonus commitment to its employees and consultants.

Stock Options

The Corporation has a director, employee, and non-employee stock option plan. The number of common shares reserved for issuance at any one time shall not exceed 4,314,262 shares subject to shareholder and regulatory approval. The exercise price of an option is set at the market price of the common shares at the date of grant. Options vest over three years and have terms of 5 years.

The Corporation has the following options outstanding:

Exercise Price	Number Outstanding at December 31, 2002	Weighted Average Exercise Price	Weighted Average Contractual Life (Years)

$0.48 - $1.40	71,000	$1.10	2.47
$2.60 - $2.70	1,531,443	$2.64	3.12
$3.00 - $3.10	383,333	$3.07	3.45
$4.03 - $5.51	1,236,224	$5.14	4.15
$6.00 - $6.40	323,333	$6.29	4.55
$7.70	20,000	$7.70	4.67
$9.10	50,000	$9.10	4.85
	3,615,333	$3.95	3.67

	2002		2001	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Opening	3,310,333	$2.39	2,987,000	$0.63
Granted	1,679,557	$5.52	3,095,334	$2.71
Exercised	(1,324,557)	$1.99	(2,017,667)	$0.48
Cancelled	(50,000)	$5.51	(754,334)	$1.82
Closing	3,615,333	$3.95	3,310,333	$2.39

As at December 31, 2002, the Corporation had 126,668 options that were exercisable at a weighted average exercise price of $2.01 (December 31, 2001 - 103,333 options at $1.22).

Per Share Amounts

Earnings per share have been calculated based upon the weighted average number of common shares outstanding during the year of 42,978,340 (2001 - 41,585,017). The weighted average number of common shares used to determine diluted earnings per share amounts in 2002 was 44,494,866 (2001 - 42,376,285). Excluded from the diluted earnings per share amounts are 70,000 options, the impact of which are anti-dilutive.

Stock Based Compensation

Effective January 1, 2002 the Corporation adopted CICA Handbook section 3870 - Stock-based Compensation and Other Stock-based payments. As permitted by CICA 3870 the Corporation has applied this change prospectively for new awards granted on or after January 1, 2002. The Corporation has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, direct awards of stock to employees and stock and stock option awards granted to non-employees have been accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock is determined by the quoted market price of the Corporation's stock and the fair value of stock options is determined using the Black Scholes option pricing model. In periods prior to January 1, 2002, the Corporation recognized no compensation when stock or stock options were issued to employees. Pro forma information regarding earnings is required and has been determined as if the Corporation had accounted for its employee stock options granted after December 31, 2001 under the fair value method.

The fair value for these options was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following assumptions for 2002: weighted-average risk-free interest rate of 3.0%; dividend yield of 0%; weighted-average volatility factors of the expected market price of the Company's Common Shares of 45%; and a weighted-average expected life of the options of 3 years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option vesting periods. The Company's pro forma net income under Canadian generally accepted

accounting principles would be reduced by $735,000 for the year ended December 31, 2002. Basic and diluted earnings-per-share figures would have been reduced by $0.02 and $0.02 respectively. The weighted average fair value of stock options granted during 2002 was $1.94 per share.

7. FUTURE INCOME TAXES

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial corporate tax rates to earnings before income taxes. The majority of these differences are explained as follows:

	2002 $	2001 $
Earnings before income taxes	49,587,614	29,267,937
Statutory income tax rate	42.12%	42.62%
Expected income taxes	20,886,303	12,473,995
Increase (decrease) in income taxes from:		
Non-deductible crown charges	9,309,161	4,531,513
Resource allowance	(8,814,288)	(5,002,401)
Corporate income tax rate change	(215,990)	(317,788)
Attributed Canadian royalty income (ACRI)	(430,625)	-
Other	(107,949)	(181,621)
Future income tax expense	20,626,612	11,503,696

The net future income taxes liability comprises:

	2002 $	2001 $
Differences between tax base and reported amounts for depreciable assets	41,939,500	19,298,650
Resource allowance & crown lease rentals rate reductions	(1,247,503)	(564,370)
ACRI carryforwards recognized	(612,104)	(178,464)
Share and debt issue costs	(145,607)	(92,879)
Provision for future site restoration and abandonment	(160,441)	(86,230)
Tax loss carryforwards recognized	-	(144,203)
Other	-	116,883
	39,773,845	18,349,387

As at December 31, 2002, the Corporation has tax pools of $122,634,772 (December 31, 2001 - $77,235,409) available for deduction against future income.

8. FINANCIAL INSTRUMENTS

a) Fair Value
The Corporation has financial instruments consisting of cash, accounts receivable, deposits, accounts payable and accrued liabilities, capital taxes payable and revolving demand loan. The carrying value of these instruments approximates fair value unless otherwise stated.

The Corporation is a party to certain off balance sheet derivative financial instruments in 2002 and 2001 consisting of fixed price

forward sales contracts. A summary of contracts outstanding with respect to the hedging activities at December 31, 2002 is as follows:

Natural gas collar referenced to AECO monthly index

Period Hedged	Daily Volume	Floor	Ceiling
November 1, 2002 to March 31, 2003	8,000 GJ	$3.50/GJ	$7.00/GJ
November 1, 2002 to March 31, 2003	8,000 GJ	$3.50/GJ	$6.60/GJ
November 1, 2002 to March 31, 2003	6,000 GJ	$3.50/GJ	$6.70/GJ
April 1 to October 31, 2003	6,000 GJ	$3.50/GJ	$7.25/GJ
April 1 to October 31, 2003	8,000 GJ	$3.50/GJ	$6.85/GJ
April 1 to October 31, 2003	6,000 GJ	$3.50/GJ	$7.00/GJ

Based on dealer quotes, had these contracts been closed on December 31, 2002, no gain or loss would have been realized.

Subsequent to December 31, 2002, the Corporation entered into the following natural gas collars:

Period Hedged	Daily Volume	Floor	Ceiling
April 1 to October 31, 2003	5,000 GJ	$5.50/GJ	$7.61/GJ
November 1, 2003 to March 31, 2004	5,000 GJ	$5.50/GJ	$8.45/GJ

b) Credit Risk
A substantial portion of the Corporation's accounts receivable are with oil and gas marketing entities. The Corporation generally extends unsecured credit to these companies, and therefore, the collection of accounts receivables may be affected by changes in economic or other conditions and may accordingly impact the Corporation's overall credit risk. Management believes the risk is mitigated by the size, reputation and diversified nature of the companies to which they extend credit.

The Corporation has not previously experienced any material credit losses on the collection of receivables. Of the Corporation's significant individual accounts receivable at December 31, 2002, approximately 70% was owing from one company (December 31, 2001 - 58% from one company).

c) Interest rate risk
The Corporation is exposed to interest rate risk in relation to interest expense on its revolving demand facility. At December 31, 2002, the increase or decrease in earnings for each 1% change in interest rate paid on the outstanding revolving demand loan amounts to approximately $734,000 per annum (December 31, 2001 - $353,000).

9. CHANGE IN NON-CASH WORKING CAPITAL

Changes in non-cash working capital balances are comprised of the following:

	2002 $	2001 $
Accounts receivable	(10,614,137)	3,374,955
Prepaids and deposits	(368,262)	(279,238)
Accounts payable and accrued liabilities	37,665,129	(6,364,248)
Capital taxes payable	(78,438)	176,556
	26,604,292	(3,091,975)
Attributable to investing activities	24,663,610	(4,687,381)

Attributable to operating activities	1,940,682	1,595,406
Cash interest paid during the year	2,668,964	1,779,212
Cash taxes paid during the year	485,381	64,114

>>

Corporate information

Officers

Don Gray
President and Chief Executive Officer

Roberto Bosdachin
Vice-President, Exploration

Darren Gee
Vice President, Engineering

Lyle Skaien
Vice President, Operations

Sandra Brick
Vice President, Finance

Stephen Chetner
Corporate Secretary

Directors

Rick Braund

Don Gray

Mike Broadfoot

Brian Craig

Stephen Chetner

John Boyd

Auditors
Ernst & Young LLP

Solicitors
Burnet, Duckworth & Palmer LLP

Bankers
Bank of Montreal

Transfer Agent
Computershare Trust Company of Canada

Head Office
2900, 450 - 1st Street SW
Calgary, AB
T2P 5H1
Phone: 403.261.6081
Fax: 403.261.8976
Web: www.peyto.com

Stock Listing Symbol: PEY
Toronto Stock Exchange
%SEDAR: 00009733E

/For further information: Don T. Gray, P.Eng., President and Chief Executive Officer, Phone: (403) 261-6081, Fax: (403) 261-8976, Web: www.peyto.com/
(PEY.)

CO: Peyto Exploration & Development Corp.

CNW 17:01e 06-MAR-03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Peyto Exploration & Development Corp. Announces Proposal for Trust Reorganization

CALGARY, April 14 /CNW/ - Peyto Exploration & Development Corp. ("Peyto") is pleased to announce that the Board of Directors (the "Board") of Peyto has unanimously approved a proposal to reorganize Peyto into an energy trust (the "Trust"). This Trust will not separate value from growth and will continue with Peyto's history of developing low risk high quality projects. The Board believes that the reorganization is in the best interests of Peyto and its shareholders for the following reasons:

- creates a capital structure with the flexibility to allocate cash flow between oil and gas investments and distributions to unit holders in a more efficient manner
- maintains the entrepreneurial environment that has led to the success achieved over the past four years
- gives all shareholders the ability to allocate the distributed capital in a manner that is most efficient for their situation

The Peyto Energy Trust will have the following characteristics:

- long life reserves - 16.5 years established, 10.5 years proven producing
- low cost structure - operating costs of $1.36 per boe and total costs of $2.67 per boe for 2002 ("boe", natural gas converted on a 6:1 basis throughout)
- low finding and development costs - proven producing reserves $5.06 per boe for 2002, $5.19 per boe since inception
- high proven producing recycle ratio - 3.8 for 2002, 4.0 since inception
- high heating value gas which results in a premium price per mcf
- high level of operatorship - 99% of production
- growth through the drill bit managed by the same proven team responsible for finding and developing all of Peyto's assets
- compensation rewards measured on value added adjusted for increases in debt and equity
- no management fee

Note: Based on the Paddock Lindstrom & Associates report effective December 31, 2002

The Reorganization

The reorganization will be implemented by way of a Plan of Arrangement. An annual and special meeting of shareholders will be held June 24, 2003 to approve the proposed reorganization. The directors and officers of Peyto collectively own 9,126,771 common shares (21% of the issued and outstanding common shares) and have agreed to vote in favor of the proposed reorganization. An information circular describing the reorganization is expected to be mailed to Peyto shareholders in mid-May, 2003. Closing of the reorganization will be subject to finalization and execution of banking and other transaction documentation and to shareholder, court, and applicable regulatory approvals. Upon closing of the reorganization shareholders will receive one unit in the Trust for each common share of Peyto.

Reasons for Reorganization

Peyto management continuously reviews available options to ensure that the capital structure is efficient and that shareholder value is being maximized. Peyto's success in effectively investing capital has resulted in record returns compounded over its four year life. To ensure that Peyto

continues to execute its business in the most efficient manner, the board of directors is recommending the trust structure. The board of directors believes that the ability to efficiently direct a portion of the cash flow to the unit holders in the form of a distribution will maximize shareholder value in the long term.

Peyto Energy Trust

The Board chose not to follow the industry practice of splitting the company into two separate entities defined by either growth or value. The Trust will differentiate itself from other energy trusts by having a proven team that has successfully used the drill bit to build a high quality asset base with the longest proven producing reserve life and the lowest cost structure of any trust in the sector today. In addition, the Trust's business strategy will focus on developing low risk reserves by drilling rather than acquiring.

The Trust plans to maintain Peyto's capital expenditure program for fiscal 2003 of between $110 million and $160 million. This program will be funded with a combination of cash flow and bank debt. The Trust will make monthly cash distributions to investors while retaining a sufficient amount of cash to fund its ongoing exploration and development projects. For the second half of 2003, it is anticipated that Peyto will distribute at least 50% of the cash flow or a minimum of $0.15 per trust unit per month.

Peyto's unique combination of long life reserves and a low cost structure provide the Trust with an excellent foundation to build on. Peyto's proven producing recycle ratio of 4.0 since inception is further evidence of the team's ability to successfully target and develop opportunities with the drill bit.

The current business and operations of Peyto will be unaffected by the reorganization and will continue to be performed by the current management and employees of Peyto. The Trust plans to add to its exploration and engineering groups so that investment in exploration and development can continue to grow. The management and directors of the Trust will own approximately 24% of the outstanding units.

Tax Implications

For Peyto shareholders resident in Canada, the conversion of Peyto common shares into Trust Units will result in a disposition, giving rise to a gain or a loss for tax purposes. United States residents will generally be exempt from Canadian taxation in respect of the disposition. Subject to listing, the Trust Units will be eligible for RRSPs, RRIFs and registered pension plans. Cash distributions on the Trust Units to United States residents would be subject to Canadian statutory withholding tax as reduced by treaty.

Fairness Opinion

FirstEnergy Capital Corp. has advised the board of directors that it is of the opinion, subject to its review of the final form of the documents effecting the reorganization, that the plan of arrangement is fair from a financial point of view to Peyto shareholders.

Conference Call

A conference call will be held with the senior management of Peyto to answer questions with respect to the proposed reorganization at 11:00 a.m. Mountain Standard Time (MST), 1:00 p.m. Eastern Standard Time (EST) on Tuesday, April 15, 2003. To participate, please call 1-416-640-4127 (Toronto area) or 1-800-814-4859 for all other participants. The conference call will also be available on replay by calling 1-416-640-1917 (Toronto area) or 1-877-289-8525 for all other parties, using passcode 248633 followed by the pound key. The replay will be available at 1:00 p.m. MST, 3:00 p.m. EST Tuesday, April 15, 2003 until midnight EST on Friday, April 18, 2003. The conference call can also be accessed live though the internet at http://www.newswire.ca/webcast/viewEventCNW.html?eventID(equal sign)527120 for

the English version or
http://www.cnw.ca/webcast/viewEventCNW.html?eventID(equal sign)527120 for the French version.

In order to learn more about the company we encourage you to visit Peyto's website at www.peyto.com where you will find a current presentation, financial and historical news releases and an updated insider trading summary.

Certain information set forth in this document, including management's assessment of Peyto's and the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's and the Trust's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto and the Trust will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

%SEDAR: 00009733E

/For further information: Don T. Gray, President and Chief Executive Officer, Phone: (403) 261-6077, Fax: (403) 261-8976/

(PEY.)

CO: Peyto Exploration & Development Corp.

CNW 20:22e 14-APR-03

Computershare
600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

April 16, 2003

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Ontario Securities Commission
Saskatchewan Securities Commission
TSX

Dear Sirs:

Subject: Peyto Explorations & Development Corp.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:Annual General and Special (Non-Routine) Meeting
2.	Security Description of Voting Issue	:Common
3.	CUSIP Number	:096 613 104
4.	Record Date	:May 12, 2003
5.	Meeting Date	:June 24, 2003
6.	Meeting Location	:Calgary, Alberta

Yours truly,
COMPUTERSHARE TRUST COMPANY OF CANADA

"signed by"
Kari Begg
Meeting Specialist
Direct Dial No. (403) 267-6566
Fax No. (403) 267-6529
Email: kari.begg@computershare.com

cc: Peyto Explorations & Development Corp.
Attention: Jennifer McElhoes

MATERIAL CHANGE REPORT

1. Reporting Issuer:

Peyto Exploration & Development Corp.
("**Peyto**")

2. Date of Material Change:

April 14, 2003.

3. News Release

A press release, attached hereto as Schedule "A", disclosing the details outlined in this Material Change Report was issued by Canada NewsWire from Calgary, Alberta on April 14, 2003 and disseminated through the facilities of Canada NewsWire and would have been received by the securities commissions where Peyto is a "reporting issuer" and the stock exchange on which the securities of Peyto are listed and posted for trading in the normal course of its dissemination.

4. Summary of Material Change:

Peyto announced that the Board of Directors (the "**Board**") of Peyto had unanimously approved a proposal to reorganize Peyto into an energy trust (the "**Trust**" or the "**Peyto Energy Trust**").

5. Full Description of Material Change:

Overview

Peyto announced that the Board of Peyto has unanimously approved a proposal to reorganize Peyto into an energy Trust. The Trust will not separate value from growth and will continue with Peyto's history of developing low risk high quality projects.

The Reorganization

The reorganization will be implemented by way of a Plan of Arrangement. An annual and special meeting of shareholders will be held June 24, 2003 to approve the proposed reorganization. The directors and officers of Peyto collectively own 9,126,771 common shares (21% of the issued and outstanding common shares) and have agreed to vote in favor of the proposed reorganization. Closing of the reorganization will be subject to finalization and execution of banking and other transaction documentation and to shareholder, court, and applicable regulatory approvals. Upon closing of the reorganization, shareholders will receive one unit in the Trust for each common share of Peyto.

Reasons for Reorganization

Peyto management continuously reviews available options to ensure that the capital structure is efficient and that shareholder value is being maximized. Peyto's success in effectively investing capital has resulted in record returns compounded over its four year life. To ensure that Peyto continues to execute its business in the most efficient manner, the Board is recommending the trust structure. The Board believes that the ability to efficiently direct a portion of the cash flow to the unit holders in the form of a distribution will maximize shareholder value in the long term.

Peyto Energy Trust

The Board chose not to follow the industry practice of splitting Peyto into two separate entities defined by either growth or value. The Trust will differentiate itself from other energy trusts by having a proven team that has successfully used the drill bit to build a high quality asset base with the longest proven producing reserve life and the lowest cost structure of any trust in the sector today. In addition, the Trust's business strategy will focus on developing low risk reserves by drilling rather than acquiring.

The Trust plans to maintain Peyto's capital expenditure program for fiscal 2003 of between $110 million and $160 million. This program will be funded with a combination of cash flow and bank debt. The Trust will make monthly cash distributions to investors while retaining a sufficient amount of cash to fund its ongoing exploration and development projects. For the second half of 2003, it is anticipated that the Trust will distribute at least 50% of the cash flow or a minimum of $0.15 per trust unit per month.

The current business and operations of Peyto will be unaffected by the reorganization and will continue to be performed by the current management and employees of Peyto. The Trust plans to add to its exploration and engineering groups so that investment in exploration and development can continue to grow. The management and directors of the Trust will own approximately 24% of the outstanding units.

Fairness Opinion

FirstEnergy Capital Corp. has advised the Board that it is of the opinion, subject to its review of the final form of the documents effecting the reorganization, that the Plan of Arrangement is fair from a financial point of view to Peyto shareholders.

6. Reliance on Confidentiality Provisions:

Not applicable.

7. Omitted Information:

Not applicable.

8. Senior Officers:

For further information, please contact Don T. Gray, President and Chief Executive Officer – Phone: (403) 261-6077; Fax: (403) 261-8976.

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED: April 22, 2003, at the City of Calgary, in the Province of Alberta.

"Don T. Gray"
Don T. Gray
President and Chief Executive Officer

cc: Toronto Stock Exchange

SCHEDULE "A"

FOR IMMEDIATE RELEASE: April 14, 2003

TSX SYMBOL: PEY

PEYTO EXPLORATION & DEVELOPMENT CORP. ANNOUNCES PROPOSAL FOR TRUST REORGANIZATION

CALGARY, ALBERTA – Peyto Exploration & Development Corp. ("Peyto") is pleased to announce that the Board of Directors (the "Board") of Peyto has unanimously approved a proposal to reorganize Peyto into an energy trust (the "Trust"). This Trust will not separate value from growth and will continue with Peyto's history of developing low risk high quality projects. The Board believes that the reorganization is in the best interests of Peyto and its shareholders for the following reasons:

- creates a capital structure with the flexibility to allocate cash flow between oil and gas investments and distributions to unit holders in a more efficient manner
- maintains the entrepreneurial environment that has led to the success achieved over the past four years
- gives all shareholders the ability to allocate the distributed capital in a manner that is most efficient for their situation

The Peyto Energy Trust will have the following characteristics:

- long life reserves - 16.5 years established, 10.5 years proven producing
- low cost structure - operating costs of $1.36 per boe and total costs of $2.67 per boe for 2002 *("boe", natural gas converted on a 6:1 basis throughout)*
- low finding and development costs - proven producing reserves $5.06 per boe for 2002, $5.19 per boe since inception
- high proven producing recycle ratio - 3.8 for 2002, 4.0 since inception
- high heating value gas which results in a premium price per mcf
- high level of operatorship - 99% of production
- growth through the drill bit managed by the same proven team responsible for finding and developing all of Peyto's assets
- compensation rewards measured on value added adjusted for increases in debt and equity
- no management fee

Note: Based on the Paddock Lindstrom & Associates report effective December 31, 2002

The Reorganization

The reorganization will be implemented by way of a Plan of Arrangement. An annual and special meeting of shareholders will be held June 24, 2003 to approve the proposed reorganization. The directors and officers of Peyto collectively own 9,126,771 common shares (21% of the issued and outstanding common shares) and have agreed to vote in favor of the proposed reorganization. An information circular describing the reorganization is expected to be mailed to Peyto shareholders in mid-May, 2003. Closing of the reorganization will be subject to finalization and execution of banking and other transaction documentation and to shareholder, court, and applicable regulatory approvals. Upon closing of the reorganization shareholders will receive one unit in the Trust for each common share of Peyto.

Reasons for Reorganization

Peyto management continuously reviews available options to ensure that the capital structure is efficient and that shareholder value is being maximized. Peyto's success in effectively investing capital has resulted in record returns compounded over its four year life. To ensure that Peyto continues to execute its business in the most efficient manner, the board of directors is recommending the trust structure. The board of directors believes that the ability to efficiently direct a portion of the cash flow to the unit holders in the form of a distribution will maximize shareholder value in the long term.

Peyto Energy Trust

The Board chose not to follow the industry practice of splitting the company into two separate entities defined by either growth or value. The Trust will differentiate itself from other energy trusts by having a proven team that has successfully used the drill bit to build a high quality asset base with the longest proven producing reserve life and the lowest cost structure of any trust in the sector today. In addition, the Trust's business strategy will focus on developing low risk reserves by drilling rather than acquiring.

The Trust plans to maintain Peyto's capital expenditure program for fiscal 2003 of between $110 million and $160 million. This program will be funded with a combination of cash flow and bank debt. The Trust will make monthly cash distributions to investors while retaining a sufficient amount of cash to fund its ongoing exploration and development projects. For the second half of 2003, it is anticipated that Peyto will distribute at least 50% of the cash flow or a minimum of $0.15 per trust unit per month.

Peyto's unique combination of long life reserves and a low cost structure provide the Trust with an excellent foundation to build on. Peyto's proven producing recycle ratio of 4.0 since inception is further evidence of the team's ability to successfully target and develop opportunities with the drill bit.

The current business and operations of Peyto will be unaffected by the reorganization and will continue to be performed by the current management and employees of Peyto. The Trust plans to add to its exploration and engineering groups so that investment in exploration and development can continue to grow. The management and directors of the Trust will own approximately 24% of the outstanding units.

Tax Implications

For Peyto shareholders resident in Canada, the conversion of Peyto common shares into Trust Units will result in a disposition, giving rise to a gain or a loss for tax purposes. United States residents will generally be exempt from Canadian taxation in respect of the disposition. Subject to listing, the Trust Units will be eligible for RRSPs, RRIFs and registered pension plans. Cash distributions on the Trust Units to United States residents would be subject to Canadian statutory withholding tax as reduced by treaty.

Fairness Opinion

FirstEnergy Capital Corp. has advised the board of directors that it is of the opinion, subject to its review of the final form of the documents effecting the reorganization, that the plan of arrangement is fair from a financial point of view to Peyto shareholders.

Conference Call

A conference call will be held with the senior management of Peyto to answer questions with respect to the proposed reorganization at 11:00 a.m. Mountain Standard Time (MST), 1:00 p.m. Eastern Standard Time (EST) on Tuesday, April 15, 2003. To participate, please call 1-416-640-4127 (Toronto area) or 1-800-814-4859 for all other participants. The conference call will also be available on replay by calling 1-416-640-1917 (Toronto area) or 1-877-289-8525 for all other parties, using passcode 248633 followed by the pound key. The replay will be available at 1:00 p.m. MST, 3:00 p.m. EST Tuesday, April 15, 2003 until midnight EST on Friday, April 18, 2003. The conference call can also be accessed live through the internet at http://www.newswire.ca/webcast/viewEventCNW.html?eventID=527120 for the English version or http://www.cnw.ca/webcast/viewEventCNW.html?eventID=527120 for the French version.

In order to learn more about the company we encourage you to visit Peyto's website at www.peyto.com where you will find a current presentation, financial and historical news releases and an updated insider trading summary.

For further information please contact:

Don T. Gray
President and Chief Executive Officer
Phone: (403) 261-6077
Fax: (403) 261-8976

Certain information set forth in this document, including management's assessment of Peyto's and the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's and the Trust's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto and the Trust will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Computershare

530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

April 5, 2002

To: Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Saskatchewan Securities Commission
Toronto Stock Exchange

Dear Sirs:

Subject: PEYTO EXPLORATION & DEVELOPMENT CORP.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual And Special
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	717047104
4.	Record Date	:	May 1, 2002
5.	Meeting Date	:	June 6, 2002
6.	Meeting Locaton	:	Calgary, Alberta

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

Signed By:
Dennis Watt
Account Manager
Stock Transfer Services
Phone No.: 403-267-6872
Fax No.: 403-267-6529

cc: Peyto Exploration & Development Corp.
Attn: Don Gray

c2953
r f BC-Peyto-Conference-Call 05-07 0211
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Peyto Announces Conference Call Notification Of Q1 Results

SYMBOL: PEY - TSE

CALGARY, May 7 /CNW/ - Peyto Exploration & Development Corp. ("Peyto") will conduct a conference call at 2:30p.m. MST on May 21, 2002 following the release of its financial results for the first quarter ended March 31, 2002. The financial results will be released the morning of the conference call, which will be hosted by management of Peyto Exploration & Development Corp.

Open to: Analysts, investors and all interested parties

Date: May 21, 2002

Time: 2:30 p.m. Mountain Standard Time

Live Call: 416-640-4127 Local Toronto
1-888-881-4892 Toll-Free

Webcast:
http://www.newswire.ca/webcast/pages/PeytoExploration20020521/

Those who are unable to listen to the call live may listen to a recording of it by calling:

Local Toronto	416-640-1917	Pass Code: 189298 followed by the pound key
Toll-Free	1-877-289-8525	Pass Code: 189298 followed by the pound key

The conference replay will be available for 72 hours following the call (or until 23:59 eastern time May 24, 2002).

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein
%SEDAR: 00009733E

-0- 05/07/2002
/For further information: Donald T. Gray, President and Chief Executive Officer of Peyto at (403) 261-6077/
(PEY.)

CO: Peyto Exploration & Development Corp.
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 17:09e 07-MAY-02

Management's discussion and analysis

The following is a summary of the variations in Peyto's operating results for the periods indicated.

Twelve Months Ended December 31, 2001 Compared to Twelve Months Ended December 31, 2000

Gross revenues totaled $52.2 million for the year 2001, an increase of 162 percent from $19.9 million in 2000. This increase is a result of higher production volumes despite lower commodity prices. The price of natural gas averaged $5.81 per mcf for the year 2001 down 11 percent from $6.56 per mcf in 2000. Oil and natural gas liquids prices averaged $30.52 per barrel in 2001 down 24 percent from $39.92 per barrel in 2000.

Natural gas production for the year increased by 201 percent to 20.5 mmcf per day from 6.8 mmcf per day in 2000. Oil and natural gas liquids production increased by 217 percent to 785 bbl/d in 2001 from 248 bbl/d in 2000. Production for the year averaged 2,835 barrels of oil equivalent ("boe", natural gas converted on a 10:1 basis) per day up 205 percent from 930 boe per day for 2000.

2001 royalties, net of Alberta Royalty Tax Credit (ARTC), increased by 140 percent to $11.1 million from $4.6 million in 2000 due to higher gross revenues associated with increased production volumes. The 2001 average royalty rate, before ARTC, was 22 percent compared to 26 percent for 2000.

Due to increased production volumes, operating costs rose to $2.1 million in 2001 from $1.3 million in 2000. On a barrel of oil equivalent basis, operating costs declined by 47 percent to $2.01 per boe in 2001 from $3.76 per boe in 2000. Operating costs are comprised of field expenses and natural gas transportation costs net of income generated by the processing and gathering of joint venture gas. On a per boe basis, field expenses represent $1.87, transportation $1.10 and processing and gathering income a recovery of $0.96.

General and administrative expenses increased by 70 percent to $1,589,000 for 2001 from $932,000 in 2000. The Corporation does not capitalize general and administrative expenses. Operator overhead recoveries related to capital expenditures and well operations totaling $1.2 million have been netted from 2001 general and administrative expenses. On a boe basis, general and administrative expenses decreased by 44 percent to $1.54 per boe in 2001 from $2.74 per boe in 2000. This reduction was the result of the increase in production volumes while maintaining a similar level of staff. Fourth quarter G&A expenses included bonuses to employees and consultants totaling $873,500. The bonuses are awarded based on incremental cash flow per share achieved by the Corporation. Recipients were given the option to receive their bonus in the form of cash or flow-through shares of the Corporation at a price of $4.50 per share (25% premium to 10 day weighted average price) with 82 percent choosing to increase their stake in the Corporation by selecting the share option.

Financing charges for 2001 were $1.8 million up from $605,000 in 2000. The increase was due to higher debt levels associated with Peyto's 2001 capital expenditures totaling $79.9 million compared with $43.6 in 2000.

Depreciation, depletion and site restoration expenses were $6.5 million for 2001 compared to $1.9 million for 2000 as a direct result of Peyto's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate increased to $6.26 in 2001 from $5.45 in 2000.

The provision for future income tax increased to $11.5 million in 2001 from $4.7 million in 2000. The increase in the tax provision in 2001 is a direct result of Peyto's increased profitability due to significantly higher production volumes.

Funds from operations for 2001 were $35.5 million compared with $12.5 million in 2000. This 185 percent increase was the result of increased production volumes and lower operating costs on a per boe basis. On a per share basis, 2001 resulted in funds from operations of $0.85 per share versus $0.37 per share in 2000. Due to lower average commodity prices, Peyto's field netback for the period decreased from $41.41 per boe in 2000 to $37.79 per boe in 2001. Earnings for 2001 were $17.5 million or $0.42 per share compared with $5.9 million in 2000 or $0.18 per share.

Twelve Months Ended December 31, 2000 Compared to Twelve Months Ended December 31, 1999

During 2000 Peyto experienced significant growth and achieved major increases in revenue, production, cash flow and net income. Gross revenues for 2000 increased by 2,078 percent to $19.9 million from $0.9 million in 1999. Natural gas revenues rose by 2,701 percent to $16.3 million in 2000 from $0.6 million in 1999. Natural gas production for the year increased by 1,251 percent to 6.8 mmcf per day from 0.5 mmcf per day in 1999. The price for natural gas also rose significantly to $6.56 per mcf in 2000 up 108 percent from $3.16 per mcf in 1999. Revenues from oil and natural gas liquids increased by 1,041 percent in 2000 to $3.6 million from $0.3 million in 1999 primarily as a result of an increase in production of 945 percent to 930 bbl/d in 2000 from 89 bbl/d in 1999. The price received for oil and natural gas liquids was $39.92 per barrel in 2000 an increase of 79 percent from $22.32 per barrel in 1999.

In 2000, royalties, net of Alberta Royalty Tax Credit (ARTC), increased by 1,464 percent to $4.6 million from $0.3 million in 1999 due to higher gross revenues associated with increased production volumes. The average royalty rate, before ARTC, decreased to 25 percent in 2000 from 33 percent in 1999. This reduction was due to fewer encumbrances on Peyto's 2000 production.

Due to increased production volumes, operating costs rose to $1.3 million in 2000 from $0.2 million in 1999. On a barrel of oil equivalent basis ("boe", natural gas converted on a 10:1 basis), operating costs declined by 41 percent to $3.76 per boe in 2000 from $6.33 per boe in 1999. The decrease in operating costs was primarily the result of the Peyto operated processing plant coming onto production in April 2000 thereby eliminating the reliance on third party facilities.

Net general and administrative expenses increased by 148 percent to $0.9 million in 2000 from $0.4 million in 1999. This variance was primarily due to the increase in the overall size of operations of Peyto. On a boe basis, net general and administrative expenses decreased by 76 percent to $2.74 per boe in 2000 from $11.50 per boe in 1999. This reduction was the result of the significant increase in production volumes.

Financing charges for 2000 were $603,000 up from $13,000 in 1999. The increase was due to higher debt levels associated with Peyto's fiscal 2000 capital expenditure program of $43.6 million compared with $6.8 million in 1999.

Depreciation, depletion and site restoration expenses rose by 1,451% to $1.8 million in 2000 from $0.1 in 1999 as a direct result of Peyto's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate increased to $5.45 in 2000 from $3.66 in 1999 as a result of significant facilities, processing plant and pipeline expenditures incurred during 2000.

The provision for future income tax increased to $4.7 million in 2000 from a recovery of $5,000 in 1999. Due to the increased capital structure of Peyto, the Company became subject to Large Corporations Tax in 2000 and recorded capital taxes of $69,000. The increase in the tax provision in 2000 is a direct result of the increased profitability in Peyto due to significantly higher production volumes.

Cash flow for 2000 was $12.5 million compared with $23,000 in 1999. This 54,065% increase was the result of increased production volumes, higher commodity prices and lower operating costs. On a per share basis, 2000 resulted in cash flow of $0.37 per share versus $0.00 per share in 1999. Peyto's field netback improved significantly from $12.61 per boe in 1999 to $41.41 per boe in 2000. Net income in 2000 was $5.9 million or $0.18 per share compared with a loss of $91,000 in 1999 or $0.01 per share.

During the year, Peyto acquired all of the issued and outstanding common shares of Largo Petroleum Inc. This transaction was accounted for using the purchase method of accounting whereby assets acquired and liabilities assumed are recorded at fair values. The fair values of the net assets acquired are as follows:

	2000
	$
Assets acquired:	
Current assets, including cash of $543,148	861,145
Property, plant and equipment	1,184,063
Due from shareholder	125,000
Current liabilities	(143,772)
Future site restoration costs	(45,309)
Fair value of net assets acquired	1,981,127

Liquidity and Capital Resources

Historic Review

For the year ended December 31, 2001, the Corporation incurred net capital expenditures of $79.9 million (year ended December 31, 2000 - $43.6 million, year ended December 31, 1999 - $6.8 million, year ended December 31, 1998 - $0.6 million). Capital expenditures during 2001 were comprised of $51.0 million for exploration and development, $16.6 million for facilities, gathering systems and equipment and $12.3 million for acquisitions and land. At December 31, 2001, long term debt stood at $58.9 million and the Corporation had a working capital deficiency of $4.6 million resulting in a net debt to running cash flow ratio of 1.6:1.

Outlook

Peyto's 2002 capital expenditure program is budgeted to be between $70 million and $100 million and will be financed from available bank lines and the cash flow expected to be generated in 2002. In 2002, primarily all of Peyto's capital expenditures are discretionary focused on exploration, development and acquisition activity. The majority of these expenditures will be employed to drill, complete and tie-in low risk development gas wells adjacent to Peyto's existing infrastructure. Peyto has the flexibility to match planned capital expenditures to actual cash flow.

Peyto currently has a $80 million revolving demand loan facility that bears interest at prime and does not require any principal repayments in 2002. The Corporation settles sales receivables and trade payables in accordance with normal industry practices. Working capital liquidity is maintained through drawing and repaying the bank facilities.

Business Risks

All companies in the Canadian oil and natural gas industry are exposed to a number of business risks, some of which are beyond their control. These risks can be categorized as operational, financial and regulatory.

Operational risks include finding and developing oil and natural gas reserves on an economic basis, reservoir production performance, marketing production, hiring and retaining employees and accessing contract services on a cost effective basis. By employing a team of highly qualified staff, providing a compensation system that rewards above average performance and developing strong long-term relationships with contract service providers, these risks are mitigated. The Corporation maintains an insurance program consistent with industry practice to protect against destruction of assets, well blowouts, pollution and other business interruptions. We also maintain a geologically diverse, but geographically concentrated prospect inventory, undertake a large drilling program and use proven technology where appropriate to minimize the cost of finding and developing oil and natural gas reserves.

Financial risks include commodity prices, interest rates and the CDN/US exchange rate, all of which are largely beyond Peyto's control. Peyto's approach to management of these risks is to maintain a prudent level of debt, enter into certain fixed price, physical delivery, commodity-based contracts and use its strong financial position to fund exploration and development activities and acquisitions through fluctuations in these variables.

Peyto is also subject to various regulatory risks, many of which are beyond our control. We take a proactive approach with respect to environmental and safety matters such as maintaining an environmental and safety program whereby major facilities are regularly audited. An operational emergency response plan is in place and is in compliance with current environmental legislation.

Business Prospects

Oil and natural gas are commodities affected by global and regional events of an economic, political and environmental nature. Such events can impact the price of the commodity in that either security of supply or demand for the product is affected to varying degrees. The outlook for prices, in turn, has a major influence on levels of competition and capital investment in the business. In 2001 oil prices weakened and continued to be volatile and Peyto believes that oil prices will continue to fluctuate in 2002. Natural gas prices have dropped significantly with prospects looking more favourable in the coming months. Given this outlook, Peyto believes that capital investment and competition for land, acquisitions and services will decrease in 2002. Peyto anticipates relative stability with respect to exchange and interest rates, although Peyto has a low sensitivity to these matters.

Quarterly information

	2001				2000
	Q4	Q3	Q2	Q1	Q4
Operations					
Production					
Oil & NGLs (bbl/d)	**1,222**	815	621	472	348
Natural gas (mcf/d)	**30,175**	22,431	15,502	13,694	9,590
Barrels of oil equivalent (boe/d @ 10:1)	**4,240**	3,058	2,171	1,842	1,307
Average product prices					
Oil & NGLs ($/bbl)	**23.84**	30.48	36.82	39.89	43.92
Natural gas ($/mcf)	**4.32**	4.32	7.02	10.30	9.16
Average operating expenses ($/boe)	**2.31**	1.38	2.29	2.06	3.81
Field netback ($/boe)	**29.08**	31.02	44.88	61.33	56.63
Financial ($000)					
Revenue	**14,679**	11,195	11,987	14,386	9,486
Royalties (net of ARTC)	**2,437**	2,082	2,667	3,880	2,219
Funds from operations	**9,546**	8,115	8,160	9,681	5,947
Net earnings	**4,969**	3,486	4,450	4,618	2,946
Capital expenditures	**22,029**	18,472	18,641	20,813	19,821
Common shares outstanding (000)	**41,999**	41,816	41,813	41,646	39,799
Per share data ($/share)					
Funds from operations					
Basic	**0.23**	0.19	0.20	0.24	0.17
Diluted	**0.22**	0.19	0.19	0.23	0.15
Earnings					
Basic	**0.12**	0.08	0.11	0.11	0.09
Diluted	**0.12**	0.08	0.10	0.11	0.07

Management's Discussion and Analysis

The following is a summary of the variation in Peyto's operating results for the periods indicated.

Twelve Months Ended December 31, 2002 Compared to Twelve Months Ended December 31, 2001

Gross revenues totaled $92.7 million for the year 2002, an increase of 77 percent from $52.2 million in 2001. This increase is a result of higher production volumes despite lower natural gas prices. The price of natural gas averaged $4.63 per mcf for the year 2002 down 20 percent from $5.81 per mcf in 2001. Oil and natural gas liquids prices averaged $32.06 per barrel in 2002 up 5 percent from $30.52 per barrel in 2001.

A successful drilling program resulted in natural gas production for the year increasing by 106 percent to 42.2 mmcf per day in 2002 from 20.5 mmcf per day in 2001. Oil and natural gas liquids production increased by 132 percent to 1,823 barrels per day in 2002 from 785 barrels per day in 2001. Production for the year averaged 8,865 barrels of oil equivalent ("boe", natural gas converted on a 6:1 basis) per day, an increase of 111 percent from 4,201 boe per day for 2001.

2002 royalties, net of Alberta Royalty Tax Credit (ARTC), increased by 100 percent to $22.1 million from $11.1 million in 2001 due to higher gross revenues associated with increased production volumes. The 2002 average royalty rate was 24 percent compared to 22 percent for 2001.

Increased production volumes caused operating costs to rise to $4.4 million in 2002 from $2.1 million in 2001. On a barrel of oil equivalent basis, operating costs were $1.37 per boe in 2002 compared to $1.36 per boe in 2001. Operating costs are comprised of field expenses and natural gas transportation costs net of income generated by the processing and gathering of joint venture gas. On a per boe basis, field expenses represent $1.45, transportation $0.58 and processing and gathering income a recovery of $0.66.

General and administrative expenses increased by 7 percent to $1,694,000 for 2002 from $1,589,000 in 2001. The Corporation does not capitalize general and administrative expenses. Operator overhead recoveries related to capital expenditures and well operations totaling $1.7 million have been netted from 2002 general and administrative expenses. On a boe basis, general and administrative expenses decreased by 50 percent to $0.52 per boe in 2002 from $1.04 per boe in 2001. This reduction was the result of the increase in production volumes while maintaining a similar level of staff. Fourth quarter G&A expenses included bonuses to employees and consultants totaling $1,047,500. The bonuses are awarded based on incremental cash flow per share achieved by the Corporation. Recipients were given the option to receive their bonus in the form of cash or flow-through shares of the Corporation at a price of $11.70 per share (25% premium to 10 day weighted average price) with 98 percent choosing to increase their stake in the Corporation by selecting the share option.

Financing charges for 2002 were $2.7 million up from $1.8 million in 2001. The increase was the result of higher debt levels associated with Peyto's 2002 capital expenditure program which totaled $112.6 million compared with $79.9 million in 2001.

Depreciation, depletion and site restoration expenses were $12.2 million for 2002 compared to $6.5 million for 2001 as a direct result of Peyto's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate decreased to $3.78 in 2002 from $4.22 in 2001.

The provision for future income tax increased to $20.6 million in 2002 from $11.5 million in 2001. The increase in the tax provision in 2002 is a direct result of Peyto's increased profitability due to significantly higher production volumes.

The 111% increase in production volumes caused funds from operations for 2002 to increase to $62.5 million compared with $36.3 million in 2001. Lower average natural gas prices caused Peyto's field netback for the period to decrease from $25.50 per boe in 2001 to $20.45 per boe in 2002. Earnings for 2002 were $28.6 million or $0.66 per share compared with $17.5 million in 2001 or $0.42 per share.

Twelve Months Ended December 31, 2001 Compared to Twelve Months Ended December 31, 2000

Gross revenues totaled $52.2 million for the year 2001, an increase of 162 percent from $19.9 million in 2000. This increase is a result of higher production volumes despite lower commodity prices. The price of natural gas averaged $5.81 per mcf for the year 2001 down 11 percent from $6.56 per mcf in 2000. Oil and natural gas liquids prices averaged $30.52 per barrel in 2001 down 24 percent from $39.92 per barrel in 2000.

Natural gas production for the year increased by 201 percent to 20.5 mmcf per day from 6.8 mmcf per day in 2000. Oil and natural gas liquids production increased by 217 percent to 785 bbl/d in 2001 from 248 bbl/d in 2000. Production for the year averaged 4,202 barrels of oil equivalent ("boe", natural gas converted on a 6:1 basis) per day up 204 percent from 1,381 boe per day for 2000.

2001 royalties, net of Alberta Royalty Tax Credit (ARTC), increased by 140 percent to $11.1 million from $4.6 million in 2000 due to higher gross revenues associated with increased production volumes. The 2001 average royalty rate, before ARTC, was 22 percent compared to 26 percent for 2000.

Due to increased production volumes, operating costs rose to $2.1 million in 2001 from $1.3 million in 2000. On a barrel of oil equivalent basis, operating costs declined by 47 percent to $1.36 per boe in 2001 from $2.58 per boe in 2000. Operating costs are comprised of field expenses and natural gas transportation costs net of income generated by the processing and gathering of joint venture gas. On a per boe basis, field expenses represent $1.26, transportation $0.75 and processing and gathering income a recovery of $0.65.

General and administrative expenses increased by 70 percent to $1,589,000 for 2001 from $932,000 in 2000. The Corporation does not capitalize general and administrative expenses. Operator overhead recoveries related to capital expenditures and well operations totaling $1.2 million have been netted from 2001 general and administrative expenses. On a boe basis, general and administrative expenses decreased by 44 percent to $1.04 per boe in 2001 from $1.85 per boe in 2000. This reduction was the result of the increase in production volumes while maintaining a similar level of staff. Fourth quarter G&A expenses included bonuses to employees and consultants totaling $873,500. The bonuses are awarded based on incremental cash flow per share achieved by the Corporation. Recipients were given the option to receive their bonus in the form of cash or flow-through shares of the Corporation at a price of $4.50 per share (25% premium to 10 day weighted average price) with 82 percent choosing to increase their stake in the Corporation by selecting the share option.

Financing charges for 2001 were $1.8 million up from $605,000 in 2000. The increase was due to higher debt levels associated with Peyto's 2001 capital expenditures totaling $79.9 million compared with $43.6 in 2000.

Depreciation, depletion and site restoration expenses were $6.5 million for 2001 compared to $1.9 million for 2000 as a direct result of Peyto's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate increased to $4.22 in 2001 from $3.77 in 2000.

The provision for future income tax increased to $11.5 million in 2001 from $4.7 million in 2000. The increase in the tax provision in 2001 is a direct result of Peyto's increased profitability due to significantly higher production volumes.

Funds from operations for 2001 were $36.3 million compared with $12.5 million in 2000. This 190 percent increase was the result of increased production volumes and lower operating costs on a per boe basis. On a per share basis, 2001 resulted in funds from operations of $0.87 per share versus $0.37 per share in 2000. Due to lower average commodity prices, Peyto's field netback for the period decreased from $27.82 per boe in 2000 to $25.50 per boe in 2001. Earnings for 2001 were $17.5 million or $0.42 per share compared with $5.9 million in 2000 or $0.18 per share.

Liquidity and Capital Resources

For the year ended December 31, 2002, the Corporation incurred net capital expenditures of $112.6 million. Capital expenditures during 2002 were comprised of $78.1 million for exploration and development, $24.1 million for facilities, gathering systems and equipment and $10.4 million for acquisitions and land. At December 31, 2002, the Corporation had a working capital deficiency, including the revolving demand loan, of $110.9 million, resulting in a net debt to running cash flow ratio of 1.2:1 based on annualized fourth quarter cash flow.

Capital expenditures for 2002 and 2001 were funded primarily by cash flow and bank debt, with equity issues limited to the exercise of stock options and the issuance of flow through shares pursuant to the Corporation's employee bonus plan.

Outlook

Peyto's 2003 capital expenditure program is budgeted to be between $110 million and $160 million and will be financed from available bank lines and the cash flow expected to be generated in 2003. In 2003, primarily all of Peyto's capital expenditures are discretionary focused on exploration, development and acquisition activity. The majority of these expenditures will be employed to drill, complete and tie-in low risk development gas wells adjacent to Peyto's existing infrastructure. Peyto has the flexibility to match planned capital expenditures to actual cash flow.

Peyto currently has a $105 million revolving demand loan facility that bears interest at prime and does not require any principal repayments in 2003. The Corporation settles sales receivables and trade payables in accordance with normal industry practices. Working capital liquidity is maintained through drawing and repaying the bank facilities.

Business Risks

All companies in the Canadian oil and natural gas industry are exposed to a number of business risks, some of which are beyond their control. These risks can be categorized as operational, financial and regulatory.

Operational risks include finding and developing oil and natural gas reserves on an economic basis, reservoir production performance, product marketing , hiring and retaining employees and accessing contract services on a cost effective basis. By employing a team of highly qualified staff, providing a compensation system that rewards above average performance and developing strong long-term relationships with contract service providers, these risks are mitigated. The Corporation maintains an insurance program consistent with industry practice to protect against destruction of assets, well blowouts, pollution and other business interruptions. We also maintain a geologically diverse, but geographically concentrated prospect inventory, undertake a large drilling program and use proven technology where appropriate to minimize the cost of finding and developing oil and natural gas reserves.

Financial risks include commodity prices, interest rates and the CDN/US exchange rate, all of which are largely beyond Peyto's control. Peyto's approach to management of these risks is to maintain a prudent level of debt, a low cost structure, enter into certain fixed price, physical delivery, commodity-based contracts and use its strong financial position to fund exploration and development activities and acquisitions through fluctuations in these variables.

Peyto is also subject to various regulatory risks, many of which are beyond our control. We take a proactive approach with respect to environmental and safety matters such as maintaining an environmental and safety program whereby major facilities are regularly audited. An operational emergency response plan is in place and is in compliance with current environmental legislation.

Business Prospects

Oil and natural gas are commodities affected by global and regional events of an economic, political and environmental nature. Such events can impact the price of the commodity in that either security of supply or demand for the product is affected to varying degrees. The outlook for prices, in turn, has a major influence on levels of competition and capital investment in the business. In 2002 oil prices strengthened but continued to be volatile. Peyto believes that oil prices will continue to be volatile in 2003. Natural gas prices have become increasingly favourable in recent months. Given this outlook, Peyto believes that capital investment and competition for land, acquisitions and services will increase in 2003. Peyto anticipates relative stability with respect to exchange and interest rates, although Peyto has a low sensitivity to these matters.

Recent Pronouncement

The CICA issued Accounting Guideline 13 "Hedging Relationships" which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline establishes conditions for applying hedge accounting, but does not specify hedge accounting methods. The guideline is effective for fiscal years beginning on or after July 1, 2003. The Corporation anticipates that adoption of Accounting Guideline 13 will not have a material effect on its consolidated financial statements.

Quarterly information

	2002				2001
	Q4	Q3	Q2	Q1	Q4
Operations					
Production					
Natural gas (mcf/d)	**50,556**	45,018	38,194	35,049	30,175
Oil & NGLs (bbl/d)	**2,349**	2,009	1,512	1,409	1,222
Barrels of oil equivalent (boe/d @ 6:1)	**10,775**	9,512	7,878	7,250	6,251
Average product prices					
Natural gas ($/mcf)	**5.90**	3.49	4.43	4.46	4.32
Oil & natural gas liquids ($/bbl)	**36.52**	33.67	29.95	24.42	23.84
Average operating expenses ($/boe)	**1.12**	1.36	1.67	1.44	1.57
Field netback ($/boe)	**25.15**	16.42	19.72	19.52	19.72
Financial ($000)					
Revenue	**35,354**	20,676	19,530	17,150	14,679
Royalties (net of ARTC)	**9,311**	5,122	4,197	3,472	2,437
Funds from operations	**23,746**	13,474	13,185	12,098	10,370
Net earnings	**10,310**	5,957	6,362	5,925	4,969
Capital expenditures	**37,627**	24,105	28,270	22,549	22,029
Common shares outstanding (000)	**43,418**	43,321	43,143	42,976	41,999
Per share data ($/share)					
Funds from operations					
Basic	**0.55**	0.31	0.31	0.29	0.25
Diluted	**0.52**	0.30	0.30	0.28	0.24
Earnings					
Basic	**0.24**	0.14	0.15	0.14	0.12
Diluted	**0.23**	0.13	0.14	0.14	0.12

AUDITORS' REPORT

To the Shareholders of
PEYTO Exploration & Development Corp.

We have audited the balance sheets of **PEYTO Exploration & Development Corp.** as at December 31, 2002 and 2001 and the statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst + Young LLP

Calgary, Canada
February 28, 2003

Chartered Accountants

PEYTO Exploration & Development Corp.

BALANCE SHEETS

As at December 31,

	2002 $	2001 $
ASSETS		
Current		
Cash	**205,558**	1,220
Accounts receivable *[note 8]*	**18,860,110**	8,245,973
Prepaids and deposits	**894,553**	526,291
	19,960,221	8,773,484
Property, plant and equipment *[notes 3 and 5]*	**222,206,233**	121,700,469
	242,166,454	130,473,953
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**50,778,415**	13,113,286
Capital taxes payable	**166,922**	245,360
Revolving demand loan *[note 5]*	**80,000,000**	58,945,472
	130,945,337	72,304,118
Future site restoration and abandonment	**380,914**	202,322
Future income taxes *[note 7]*	**39,773,845**	18,349,387
	40,154,759	18,551,709
Shareholders' equity		
Share capital *[note 6]*	**19,230,677**	16,336,504
Retained earnings	**51,835,681**	23,281,622
	71,066,358	39,618,126
	242,166,454	130,473,953

See accompanying notes

Approved on behalf of the Board:

Director — Don T. Gray

Director — Rick Braund

PEYTO Exploration & Development Corp.

STATEMENTS OF EARNINGS AND RETAINED EARNINGS

For the year ended December 31,

	2002 $	2001 $
REVENUE		
Petroleum and natural gas sales, net	**70,607,767**	41,181,322
Interest and other income	**—**	12,422
	70,607,767	41,193,744
EXPENSES		
Operating *[note 4]*	**4,433,686**	2,082,511
General and administrative	**1,694,074**	1,588,903
Interest	**2,668,964**	1,779,212
Depletion, depreciation and site restoration	**12,223,429**	6,475,181
	21,020,153	11,925,807
Earnings before taxes	**49,587,614**	29,267,937
Future income tax expense *[note 7]*	**(20,626,612)**	(11,503,696)
Capital tax expense	**(406,943)**	(240,670)
Earnings for the year	**28,554,059**	17,523,571
Retained earnings, beginning of year	**23,281,622**	5,758,051
Retained earnings, end of year	**51,835,681**	23,281,622
Earnings per share *[note 6]*		
Basic	**0.66**	0.42
Diluted	**0.64**	0.41

See accompanying notes

PEYTO Exploration & Development Corp.

STATEMENTS OF CASH FLOWS

For the year ended December 31,

	2002 $	2001 $
Cash provided by (used in)		
OPERATING ACTIVITIES		
Earnings for the year	**28,554,059**	17,523,571
Items not requiring cash		
Non-cash expenses	**1,098,630**	823,500
Future income tax expense	**20,626,612**	11,503,696
Depletion, depreciation and site restoration	**12,223,429**	6,475,181
Funds from operations	**62,502,730**	36,325,948
Change in non-cash working capital related to operating activities *[note 9]*	**1,940,682**	1,595,406
	64,443,412	37,921,354
FINANCING ACTIVITIES		
Issue of common shares, net of costs	**2,593,389**	923,557
Increase in revolving demand loan	**21,054,528**	45,745,744
	23,647,917	46,669,301
INVESTING ACTIVITIES		
Additions to property, plant and equipment	**(112,550,601)**	(79,955,081)
Change in non-cash working capital related to investing activities *[note 9]*	**24,663,610**	(4,687,381)
	(87,886,991)	(84,642,462)
Net increase (decrease) in cash	**204,338**	(51,807)
Cash, beginning of year	**1,220**	53,027
Cash, end of year	**205,558**	1,220

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

1. NATURE OF OPERATIONS

PEYTO Exploration & Development Corp. (hereafter "PEYTO" or the "Corporation") was incorporated under the Business Corporations Act of Alberta and its principal business activity is the exploration for and development and production of petroleum and natural gas in Western Canada.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and a summary of accounting policies follows:

a) Joint operations

The Corporation conducts substantially all of its petroleum and natural gas exploration and production activities jointly with others and, accordingly, these financial statements reflect only the Corporation's proportionate interest in such activities.

b) Property, plant and equipment

(i) Capitalization of costs

The Corporation follows the full cost method of accounting for its petroleum and natural gas operations. All costs related to the exploration for and development and production of petroleum and natural gas reserves are capitalized in one Canadian cost center and charged to earnings as set out below. Costs include lease acquisition, geological and geophysical costs and costs of drilling and equipping both productive and non-productive wells. All general and administrative costs are expensed as incurred.

Proceeds from the disposal of properties would usually be applied against capitalized costs, without any gain or loss being realized, unless the disposal results in a change in the depletion rate of greater than 20% in which case a gain or loss on disposal will be recorded.

(ii) Depletion and depreciation

Depletion of petroleum and natural gas properties and depreciation of production equipment is provided using the unit-of-production method based upon estimated gross proved petroleum and natural gas reserves as determined by independent engineers. For purposes of the depletion and depreciation calculation, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil. Costs of acquiring and evaluating unproved properties are excluded from the depletion calculation until it is determined whether or not proved reserves are attributable to the properties or impairment occurs.

Depreciation of gas plants and related facilities is calculated on a straight-line basis over a 20-year term.

Office furniture and equipment are depreciated over their estimated useful lives at declining balance rates between 20% and 30%.

(iii) Ceiling test

In applying the full cost method, the Corporation calculates a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net revenue from the production of gross proved reserves less estimated future production costs, general and administrative expenses, financing costs, site restoration and abandonment costs and income taxes. Future net revenues are estimated using prices and costs without escalation or discounting and the income tax legislation in effect at the period end. Any reduction in value as a result of the ceiling test will be charged to earnings as additional depletion and depreciation.

c) Future site restoration and abandonment costs

Estimated future costs relating to site restoration and abandonment of petroleum and natural gas properties and related facilities are accrued on a unit of production basis over the estimated life of the gross proved reserves. Costs are estimated, net of expected recoveries, based upon current prices, technology and industry standards. The annual provision is accounted for as part of depletion, depreciation and site restoration expense. The accumulated provision is classified as a non-current liability and actual expenditures are charged against the accumulated provision as incurred.

d) Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The estimated tax benefits transferred to shareholders are recorded as future income taxes and reduced share capital is recorded when the expenditures are incurred and renounced.

e) Financial instruments

In certain circumstances, fixed price commodity contracts are used to reduce the Corporation's exposure to adverse fluctuations in commodity prices to protect future cash flow used to finance the Corporation's capital expenditure program. Gains and losses relating to fixed price contracts that meet hedge criteria are recognized as part of natural gas sales concurrently with the hedged transaction. The Corporation does not enter into financial instruments for trading or speculative purposes.

The Corporation's policy is to formally designate each derivative financial instrument as a hedge of a specifically identified future revenue stream. The Corporation believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term to maturity, the notional amount and the commodity price basis in the instruments all match the terms of the future revenue stream being hedged.

Realized and unrealized gains or losses associated with the fixed price commodity contracts, which have been terminated or cease to be effective prior to maturity, are deferred as other current, or non-current, assets or liabilities on the balance sheet, as appropriate and recognized in earnings in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in earnings.

f) Measurement uncertainty

The amount recorded for depletion and depreciation of property, plant and equipment, the provision for site restoration costs and the ceiling test calculation are based on estimates of gross proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

g) Future income taxes

The Corporation follows the liability method of tax allocation. Under this method future income tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

h) Stock based compensation plan

The Corporation has a stock based compensation plan, which is described in note 6. As options are issued at current market value, the option has no intrinsic value, therefore no compensation expense is recorded when the options are granted. Consideration paid by employees or directors on the exercise of stock options is credited to share capital.

3. PROPERTY, PLANT AND EQUIPMENT

	2002 $	2001 $
Property, plant and equipment	**243,180,014**	130,693,300
Office furniture and equipment	**284,236**	220,347
	243,464,250	130,913,647
Accumulated depletion and depreciation	**(21,258,017)**	(9,213,178)
	222,206,233	121,700,469

At December 31, 2002, costs of $20,122,240 (2001 - $13,575,000) related to undeveloped land have been excluded from the depletion and depreciation calculation.

For the year ended December 31, 2002, the Corporation charged $178,592 (2001 - $84,477) to expense for future site restoration.

4. OPERATING EXPENSES

The Corporation's operating expenses include all costs with respect to day-to-day well and facility operations and the cost of transportation of natural gas. Processing and gathering income related to joint venture and third party gas is included in operating expenses.

	2002 $	2001 $
Field expenses	**4,680,319**	1,938,831
Transmission	**1,874,546**	1,135,728
Processing and gathering income	**(2,121,179)**	(992,048)
Total operating costs	**4,433,686**	2,082,511

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

5. REVOLVING DEMAND LOAN

The Corporation has a revolving credit facility to a maximum of $105,000,000 of which $80,000,000 was drawn at December 31, 2002 ($58,945,472 at December 31, 2001). Outstanding amounts on this facility bear interest at bank prime and are due immediately on demand. A General Security Agreement with a floating charge on land registered in Alberta is held as collateral by the bank. For the year ended December 31, 2002, the effective interest rate on amounts outstanding on this facility was 3.6% (December 31, 2001 – 5.0%). Under the terms of the facility the Corporation is subject to certain non-financial covenants all of which had been met at December 31, 2002.

Effective January 1, 2002 the Corporation adopted the recommendations of the Emerging Issues Committee of the Canadian Institute of Chartered Accountants ("CICA") concerning the presentation of revolving demand loans. These new recommendations require that the classification of debt on the balance sheet be based upon the facts existing at the balance sheet date rather than expectations. Prior to the adoption of the new recommendations, the Corporation presented the demand loan as long-term on the basis that the bank had indicated it was not its intention to call for repayment within one year provided there was no adverse change in the financial position of the Corporation.

While the bank has confirmed that it is not its intention to call for repayment of this loan provided there is no adverse change in the financial position of the Corporation, this loan is demand in nature and pursuant to the CICA pronouncement is presented as a current liability.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

6. SHARE CAPITAL

Authorized

Unlimited number of common voting shares
Unlimited number of preferred shares, issuable in series

Issued - Common shares

	Number of Shares	Amount $
Balance, December 31, 2000	39,799,064	14,551,045
Exercise of stock options	2,017,667	1,013,657
Flow-through shares issued	183,000	823,500
Share issue costs, net of associated tax benefits	—	(51,698)
Balance, December 31, 2001	41,999,731	16,336,504
Exercise of stock options	1,324,557	2,631,074
Flow-through shares issued	93,900	1,098,630
Tax benefits transferred to shareholders	—	(813,719)
Share issue costs, net of associated tax benefits	—	(21,812)
Balance, December 31, 2002	43,418,188	19,230,677

During the year, the Corporation issued 93,900 flow-through shares at a price of $11.70 per share (2001 – 183,000 shares at $4.50 per share) as settlement of its bonus commitment to its employees and consultants.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

Stock Options

The Corporation has a director, employee, and non-employee stock option plan. The number of common shares reserved for issuance at any one time shall not exceed 4,314,262 shares subject to shareholder and regulatory approval. The exercise price of an option is set at the market price of the common shares at the date of grant. Options vest over three years and have terms of 5 years.

The Corporation has the following options outstanding:

Exercise Price	Number Outstanding at December 31, 2002	Weighted Average Exercise Price	Weighted Average Contractual Life (Years)
$0.48 - $1.40	71,000	$1.10	2.47
$2.60 - $2.70	1,531,443	$2.64	3.12
$3.00 - $3.10	383,333	$3.07	3.45
$4.03 - $5.51	1,236,224	$5.14	4.15
$6.00 - $6.40	323,333	$6.29	4.55
$7.70	20,000	$7.70	4.67
$9.10	50,000	$9.10	4.85
	3,615,333	$3.95	3.67

	2002		2001	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Opening	**3,310,333**	**$2.39**	2,987,000	$0.63
Granted	**1,679,557**	**$5.52**	3,095,334	$2.71
Exercised	**(1,324,557)**	**$1.99**	(2,017,667)	$0.48
Cancelled	**(50,000)**	**$5.51**	(754,334)	$1.82
Closing	**3,615,333**	**$3.95**	3,310,333	$2.39

As at December 31, 2002, the Corporation had 126,668 options that were exercisable at a weighted average exercise price of $2.01 (December 31, 2001 – 103,333 options at $1.22).

Per Share Amounts

Earnings per share have been calculated based upon the weighted average number of common shares outstanding during the year of 42,978,340 (2001 - 41,585,017). The weighted average number of common shares used to determine diluted earnings per share amounts in 2002 was 44,494,866 (2001 - 42,376,285). Excluded from the diluted earnings per share amounts are 70,000 options, the impact of which are anti-dilutive.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

Stock Based Compensation

Effective January 1, 2002 the Corporation adopted CICA Handbook section 3870 - Stock-based Compensation and Other Stock-based payments. As permitted by CICA 3870 the Corporation has applied this change prospectively for new awards granted on or after January 1, 2002. The Corporation has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, direct awards of stock to employees and stock and stock option awards granted to non-employees have been accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock is determined by the quoted market price of the Corporation's stock and the fair value of stock options is determined using the Black Scholes option pricing model. In periods prior to January 1, 2002, the Corporation recognized no compensation when stock or stock options were issued to employees. Pro forma information regarding earnings is required and has been determined as if the Corporation had accounted for its employee stock options granted after December 31, 2001 under the fair value method.

The fair value for these options was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following assumptions for 2002: weighted-average risk-free interest rate of 3.0%; dividend yield of 0%; weighted-average volatility factors of the expected market price of the Company's Common Shares of 45%; and a weighted-average expected life of the options of 3 years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option vesting periods. The Company's pro forma net income under Canadian generally accepted accounting principles would be reduced by $735,000 for the year ended December 31, 2002. Basic and diluted earnings-per-share figures would have been reduced by $0.02 and $0.02 respectively. The weighted average fair value of stock options granted during 2002 was $1.94 per share.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

7. FUTURE INCOME TAXES

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial corporate tax rates to earnings before income taxes. The majority of these differences are explained as follows:

	2002 $	2001 $
Earnings before income taxes	**49,587,614**	29,267,937
Statutory income tax rate	**42.12%**	42.62%
Expected income taxes	**20,886,303**	12,473,995
Increase (decrease) in income taxes from:		
Non-deductible crown charges	**9,309,161**	4,531,513
Resource allowance	**(8,814,288)**	(5,002,401)
Corporate income tax rate change	**(215,990)**	(317,788)
Attributed Canadian royalty income (ACRI)	**(430,625)**	—
Other	**(107,949)**	(181,621)
Future income tax expense	**20,626,612**	11,503,696

The net future income taxes liability comprises:

	2002 $	2001 $
Differences between tax base and reported amounts for depreciable assets	**41,939,500**	19,298,650
Resource allowance & crown lease rentals rate reductions	**(1,247,503)**	(564,370)
ACRI carryforwards recognized	**(612,104)**	(178,464)
Share and debt issue costs	**(145,607)**	(92,879)
Provision for future site restoration and abandonment	**(160,441)**	(86,230)
Tax loss carryforwards recognized	**—**	(144,203)
Other	**—**	116,883
	39,773,845	18,349,387

As at December 31, 2002, the Corporation has tax pools of $122,634,772 (December 31, 2001 - $77,235,409) available for deduction against future income.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

8. FINANCIAL INSTRUMENTS

a) Fair Value

The Corporation has financial instruments consisting of cash, accounts receivable, deposits, accounts payable and accrued liabilities, capital taxes payable and revolving demand loan. The carrying value of these instruments approximates fair value unless otherwise stated.

The Corporation is a party to certain off balance sheet derivative financial instruments in 2002 and 2001 consisting of fixed price forward sales contracts. A summary of contracts outstanding with respect to the hedging activities at December 31, 2002 is as follows:

Natural gas collar referenced to AECO monthly index

Period Hedged	Daily Volume	Floor	Ceiling
November 1, 2002 to March 31, 2003	8,000 GJ	$3.50/GJ	$7.00/GJ
November 1, 2002 to March 31, 2003	8,000 GJ	$3.50/GJ	$6.60/GJ
November 1, 2002 to March 31, 2003	6,000 GJ	$3.50/GJ	$6.70/GJ
April 1 to October 31, 2003	6,000 GJ	$3.50/GJ	$7.25/GJ
April 1 to October 31, 2003	8,000 GJ	$3.50/GJ	$6.85/GJ
April 1 to October 31, 2003	6,000 GJ	$3.50/GJ	$7.00/GJ

Based on dealer quotes, had these contracts been closed on December 31, 2002, no gain or loss would have been realized.

Subsequent to December 31, 2002, the Corporation entered into the following natural gas collars:

Period Hedged	Daily Volume	Floor	Ceiling
April 1 to October 31, 2003	5,000 GJ	$5.50/GJ	$7.61/GJ
November 1, 2003 to March 31, 2004	5,000 GJ	$5.50/GJ	$8.45/GJ

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

b) Credit Risk

A substantial portion of the Corporation's accounts receivable are with oil and gas marketing entities. The Corporation generally extends unsecured credit to these companies, and therefore, the collection of accounts receivables may be affected by changes in economic or other conditions and may accordingly impact the Corporation's overall credit risk. Management believes the risk is mitigated by the size, reputation and diversified nature of the companies to which they extend credit.

The Corporation has not previously experienced any material credit losses on the collection of receivables. Of the Corporation's significant individual accounts receivable at December 31, 2002, approximately 70% was owing from one company (December 31, 2001 – 58% from one company).

c) Interest rate risk

The Corporation is exposed to interest rate risk in relation to interest expense on its revolving demand facility. At December 31, 2002, the increase or decrease in earnings for each 1% change in interest rate paid on the outstanding revolving demand loan amounts to approximately $734,000 per annum (December 31, 2001 - $353,000).

9. CHANGE IN NON-CASH WORKING CAPITAL

Changes in non-cash working capital balances are comprised of the following:

	2002 **$**	**2001** **$**
Accounts receivable	**(10,614,137)**	3,374,955
Prepaids and deposits	**(368,262)**	(279,238)
Accounts payable and accrued liabilities	**37,665,129**	(6,364,248)
Capital taxes payable	**(78,438)**	176,556
	26,604,292	(3,091,975)
Attributable to investing activities	**24,663,610**	(4,687,381)
Attributable to operating activities	**1,940,682**	1,595,406
Cash interest paid during the year	**2,668,964**	1,779,212
Cash taxes paid during the year	**485,381**	64,114

Computershare

600, 530 – 8th Ave SW., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax.: (403) 267-6529

April 23, 2003

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
TSX

Dear Sirs:

Subject: Peyto Exploration & Development Corp.

We confirm that the following material was sent by pre-paid mail on April 22, 2003, to the registered shareholders of the common shares of the subject Corporation:

1. 2002 Annual Report / Audited Annual Financial Statements

In compliance with security regulations, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

"signed by"

Tracy McAdam
Mailing Specialist
Client Services Stock Transfer
Email: Tracy.McAdam@Computershare.com

cc: Burnet Duckworth & Palmer
Attention: Stephen Chetner

TM\02/43748

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: PEYTO EXPLORATION & DEVELOPMENT CORP.

Participation Fee for the Financial Year Ending: DECEMBER 31, 2002

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		43,418,188	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$7.33	
Market value of class or series	=	$318,158,000	
			$318,158,000 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			$0.00 (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			$0.00 (B)
(Repeat for each class or series of corporate debt or preferred shares)			$0.00 (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$318,158,000
Total fee payable in accordance with Appendix A of the Rule			$25,000
Reduction for transitional fee owing			**$18,750**
Total Fee Payable x Number of entire months remaining in current financial year after the date that the Rule comes into force / 12			
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit

Contributed surplus

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)

Long term debt (including the current portion) ________
Capital leases (including the current portion) ________
Minority or non-controlling interest ________
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________
Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ______

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ______

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ______

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________
Contributed surplus ________
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________
Long term debt (including the current portion) ________
Capital leases (including the current portion) ________
Minority or non-controlling interest ________
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________
Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ____________

Capitalization ____________

Total Fee payable pursuant to Appendix A of the Rule ____________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ____________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ____________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Peyto Exploration & Development Corp. Announces First Quarter 2003 Financial and Operating Results

SYMBOL: PEY - TSX

CALGARY, May 12 /CNW/ - Peyto Exploration & Development Corp. is pleased to present its quarterly financial and operating results for the period ended March 31, 2003.

Quarterly Review

Production for the quarter ended March 31, 2003 was up 69% from the same period in 2002, averaging 57.5 mmcf of natural gas and 2,689 barrels of light oil and natural gas liquids per day. Peyto has now grown its production for twelve consecutive quarters. This production gain combined with strong commodity prices increased cash flow 208% from $12.1 million in 2002 to $37.3 million in 2003. Earnings mirrored cash flow with a 212% year over year increase from $5.9 million in 2002 to $18.5 million in 2003. Product prices averaged $8.50 per mcf for gas and $44.23 per barrel for oil and natural gas liquids. Operating costs dropped 30% to $1.01 per barrel of oil equivalent ("boe", natural gas converted on a 6:1 basis throughout). The high commodity price environment caused field netbacks to increase 80% from $19.52 per boe to $35.09 per boe. Comparative operational and financial data is presented in the following table.

<<

	3 Months Ended March 31		%
	2003	2002	Change
Operations			
Production			
Natural gas (mcf/d)	57,452	35,049	64
Oil & NGLs (bbl/d)	2,689	1,409	91
Barrels of oil equivalent (boe/d (at) 6:1)	12,265	7,250	69
Average product prices			
Natural gas ($/mcf)	8.50	4.46	91
Oil & NGLs ($/bbl)	44.23	24.42	81
Average operating expenses ($/boe)	1.01	1.44	(30)
Field Netback ($/boe)	35.09	19.52	80
Financial ($000)			
Revenue	54,670	17,150	219
Royalties (net of ARTC)	14,820	3,472	327
Funds from operations	37,309	12,098	208
Net earnings	18,495	5,925	212
Capital expenditures	40,486	22,549	80
As at March 31			
Debt, including working capital deficit	114,028	71,976	58
Shareholders' equity	89,696	47,207	90
Total assets	292,282	155,390	88
Common shares outstanding (000)	43,452	42,976	1
Weighted average shares outstanding (000)	43,446	42,184	3

	3 Months Ended March 31 2003	2002	% Change
Per share data ($/share)			
Funds from operations			
Basic	0.86	0.29	197
Diluted	0.81	0.28	189
Earnings			
Basic	0.43	0.14	207
Diluted	0.40	0.14	186

Given the record level of drilling activity in the first quarter of 2003, Peyto initiated an independent reserve review to evaluate the new additions. Proved developed reserves at the end of the quarter increased by 19% to 52.8 million boes from 44.4 million boes at year end 2002. As in the past, Peyto has not allocated a proved reserve designation to undeveloped property and accordingly had no proved undeveloped reserves booked at March 31, 2003. During the quarter, Peyto successfully drilled or re-entered 24 wells, all previously identified as probable reserves, and converted them to proved developed. Proved plus probable additional reserves remained constant at 86.1 million boes as the independent review did not address additional probable opportunities. Proved developed reserves maintained an 11.8 year reserve life based on first quarter average production. Discounted at 10%, the net present value of Peyto's proved petroleum and natural gas assets increased 27% from $517.4 million at December 31, 2002 to $655.2 million at March 31, 2003, an increase of 34% on a per share basis. The following table summarizes Peyto's reserves and the discounted net present value of future cash flow before income tax, using variable pricing, at March 31, 2003.

Reserve Category	Gas (mmcf)	Oil & NGL (mstb)	BOE 6:1 (mstb)	Reserve Life Index (years)	Net Present Value ($000) Discounted at 8%	10%	12%
Proved Producing	220,562	9,769	46,529	10.4	652,469	591,470	542,649
Proved Non-producing	30,460	1,213	6,290		70,800	63,713	58,308
Proved Undeveloped	-	-	-		-	-	-
Total Proved	251,022	10,982	52,819	11.8	723,269	655,183	600,957
Probable Additional	159,758	6,632	33,258		271,696	230,658	199,225
Proved + Probable Additional	410,780	17,614	86,077	19.2	994,965	885,841	800,182

Note: Based on the Paddock Lindstrom & Associates report effective March 31, 2003

Activity Update

Prior to spring breakup, Peyto had five drilling rigs operating in the

Deep Basin area which have drilled and cased 28 gas wells since year end, all with a total depth greater than 2,200 meters. Drilling, completion and pipeline operations are currently suspended and will resume following spring breakup.

Peyto Energy Trust

On April 14, 2003 Peyto announced that its Board of Directors had unanimously approved a proposal to reorganize Peyto into an energy trust (the "Trust"). The reorganization will be consummated by way of a plan of arrangement pursuant to the Business Corporations' Act (Alberta). The information circular containing details of the proposed reorganization and plan of arrangement is expected to be mailed out to shareholders on or about May 27, 2003. An annual and special meeting of shareholders will be held June 24, 2003 to approve among other things, the proposed reorganization.

The Trust will differentiate itself from other energy trusts by having a proven team that has successfully used the drill bit to build a high quality asset base with the unique combination of long life reserves and low operating costs. Peyto's proved producing reserve life at year end was 10.5 years. The reserve life of Peyto's tight gas production base is forecast to increase over time. Peyto plans to continue building value by developing high quality opportunities with the drill bit.

The Trust will make monthly cash distributions to holders of trust units while retaining a sufficient amount of cash to fund its ongoing exploration and development projects. For the second half of 2003, it is anticipated that Peyto will distribute at least 50% of the cash flow or a minimum of $0.15 per trust unit per month. Peyto's cash distributions appear low when expressed as a percentage of cash flow, however due to Peyto's low cost structure on a per boe basis, the distributions will be on par with other energy trusts that distribute a significantly larger percentage of cash flow. Our competitive advantages that include a low rate of depletion and high netbacks, will allow us to expand our capital program in a non-dilutive manner in an effort to increase cash distributions over time.

Outlook

Capital expenditures for 2003 are expected to be between $110 million and $160 million, the bulk of which will be funded by cash flow. The majority of the 2003 capital program will involve the drilling, completion and tie-in of low risk development gas wells adjacent to existing infrastructure in the Sundance area. Peyto continues to have an abundance of investment ideas and opportunities to pursue. In order to learn more about Peyto we encourage you to visit Peyto's website at www.peyto.com where you will find a current presentation, financial and historical news releases and an updated insider trading summary.

Don T. Gray, P.Eng.
President and Chief Executive Officer
May 12, 2003

This report, or any part of it, may include comments that do not refer strictly to historical results or actions and may constitute forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Corporation or of the industry to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include general and industry economic and business conditions which, among other things, affect the demand for the commodities produced by the Corporation, competitive factors and industry capacity, the availability of personnel to manage the Corporation and manage and deliver the commodities

produced, the ability of the Corporation to finance and implement its business strategy, changes in, or the failure to comply with, government law and regulations (especially relating to health, safety and environment), weather and other such risks as may be identified in this report or in other published documents. Accordingly, there is no certainty that the Corporation's plans will be achieved.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Management's discussion and analysis

Management's discussion and analysis of financial conditions and results of operations should be read in conjunction with the unaudited interim financial statements for the three month period ended March 31, 2003 and the audited financial statements for the year ended December 31, 2002.

Gross revenues totaled $54.7 million for the first quarter of 2003, an increase of 219 percent from $17.2 million in the first quarter of 2002. This increase is a result of higher production volumes combined with stronger commodity prices. The price of natural gas averaged $8.50 per mcf for 2003 up 91 percent from $4.46 per mcf in 2002. Oil and natural gas liquids prices averaged $44.23 per barrel in 2003 up 81 percent from $24.42 per barrel in 2002.

A successful drilling program resulted in natural gas production for the quarter increasing by 64 percent to 57.5 mmcf per day in 2003 from 35.0 mmcf per day in 2002. Oil and natural gas liquids production increased by 91 percent to 2,689 barrels per day in 2003 from 1,409 barrels per day in 2002. Production for the quarter averaged 12,265 barrels of oil equivalent ("boe", natural gas converted on a 6:1 basis) per day, an increase of 69 percent from 7,250 boe per day for 2002.

2003 royalties, net of Alberta Royalty Tax Credit (ARTC), increased by 327 percent to $14.8 million from $3.5 million in 2002 due to higher gross revenues associated with increased production volumes. The 2003 average royalty rate was 27 percent compared to 21 percent for 2002. The royalty rate, expressed as a percentage of sales, will fluctuate from period to period due to the fact that natural gas crown royalties are calculated based on the Alberta Natural Gas Reference Price rather than the price achieved by the corporation, which can differ significantly.

Increased production volumes caused operating costs to rise to $1.1 million in 2003 from $0.9 million in 2002. On a barrel of oil equivalent basis, operating costs were $1.01 per boe in 2003 compared to $1.44 per boe in 2002. Operating costs are comprised of field expenses and natural gas transportation costs net of income generated by the processing and gathering of joint venture gas. On a per boe basis, field expenses represent $1.18, transportation $0.56 and processing and gathering income a recovery of $0.73.

General and administrative expenses increased by 107 percent to $212,000 for 2003 from $102,000 in 2002. The Corporation does not capitalize general and administrative expenses. On a boe basis, general and administrative expenses decreased by 32 percent to $0.19 per boe in 2003 from $0.28 per boe in 2002. This reduction was the result of the increase in production volumes while maintaining a similar level of staff.

Financing charges for 2003 were $895,000 up from $467,000 in 2002. The increase was the result of higher debt levels associated with Peyto's 2003 first quarter capital expenditure program which totaled $40.5 million compared with $22.5 million in 2002.

Depreciation, depletion and site restoration expenses were $4.9 million for 2003 compared to $2.3 million for 2002 as a direct result of Peyto's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate decreased to $4.50 in 2003 from $5.14 in 2002.

The provision for future income tax increased to $13.8 million in 2003

from $3.9 million in 2002. The increase in the tax provision in 2003 is a direct result of Peyto's increased profitability due to higher production volumes and commodity prices.

The 69% increase in production volumes combined with strong commodity prices caused funds from operations for 2003 to increase to $37.3 million compared with $12.1 million in 2002. Higher average natural gas and liquids prices caused Peyto's field netback for the period to increase from $19.52 per boe in 2002 to $35.09 per boe in 2003. Earnings for 2003 were $18.5 million or $0.43 per share compared with $5.9 million in 2002 or $0.14 per share.

For the quarter ended March 31, 2003, the Corporation incurred net capital expenditures of $40.5 million. Capital expenditures for the quarter were comprised of $32.5 million for exploration and development, $6.6 million for facilities, gathering systems and equipment and $1.4 million for acquisitions and land. At March 31, 2003, the Corporation had a working capital deficiency, including the revolving demand loan, of $114.0 million, resulting in a net debt to running cash flow ratio of 0.8:1 based on annualized first quarter cash flow. Capital expenditures for 2003 were funded primarily by cash flow and bank debt, with equity issues limited to the exercise of stock options.

Quarterly information

	2003		2002		
	Q1	Q4	Q3	Q2	Q1
Operations					
Production					
Natural gas (mcf/d)	57,452	50,556	45,018	38,194	35,049
Oil & NGLs (bbl/d)	2,689	2,349	2,009	1,512	1,409
Barrels of oil equivalent (boe/d (at) 6:1)	12,265	10,775	9,512	7,878	7,250
Average product prices					
Natural gas ($/mcf)	8.50	5.90	3.49	4.43	4.46
Oil & natural gas liquids ($/bbl)	44.23	36.52	33.67	29.95	24.42
Average operating expenses ($/boe)	1.01	1.12	1.36	1.67	1.44
Field netback ($/boe)	35.09	25.15	16.42	19.72	19.52
Financial ($000)					
Revenue	54,670	35,354	20,676	19,530	17,150
Royalties (net of ARTC)	14,820	9,311	5,122	4,197	3,472
Funds from operations	37,309	23,746	13,474	13,185	12,098
Net earnings	18,495	10,310	5,957	6,362	5,925
Capital expenditures	40,486	37,627	24,105	28,270	22,549
Common shares outstanding (000)	43,452	43,418	43,321	43,143	42,976
Per share data ($/share)					
Funds from operations					
Basic	0.86	0.55	0.31	0.31	0.29
Diluted	0.81	0.52	0.30	0.30	0.28
Earnings					
Basic	0.43	0.24	0.14	0.15	0.14
Diluted	0.40	0.23	0.13	0.14	0.14

Financial statements

BALANCE SHEETS

As at	March 31 2003 (unaudited) $	December 31 2002 (audited) $
ASSETS		
Current		
Cash	10,794	205,558
Accounts receivable	33,658,621	18,860,110
Prepaids and deposits	800,130	894,553
	34,469,545	19,960,221
Property, plant and equipment (Notes 2 and 3)	257,812,804	222,206,233
	292,282,349	242,166,454
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	52,787,944	50,778,415
Current taxes payable	482,555	166,922
Revolving demand loan (Note 3)	95,226,908	80,000,000
	148,497,407	130,945,337
Future site restoration and abandonment	469,806	380,914
Future income taxes	53,619,126	39,773,845
	54,088,932	40,154,759
Shareholders' equity		
Share capital (Note 4)	19,365,013	19,230,677
Retained earnings	70,330,997	51,835,681
	89,696,010	71,066,358
	292,282,349	242,166,454

See accompanying notes

STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(unaudited)

	Three Months Ended March 31	
	2003 $	2002 $

REVENUE		
Petroleum and natural gas sales, net	39,849,623	13,678,316
EXPENSES		
Operating (Note 5)	1,117,044	939,589
General and administrative	211,506	102,400
Interest	895,322	467,056
Depletion, depreciation and site restoration	4,968,014	2,274,930
	7,191,886	3,783,975
Earnings before taxes	32,657,737	9,894,341
Future income tax expense	13,845,281	3,897,871
Current tax expense	190,256	-
Capital tax expense	126,884	71,001
	14,162,421	3,968,872
Earnings for the period	18,495,316	5,925,469
Retained earnings, beginning of period	51,835,681	23,281,622
Retained earnings, end of period	70,330,997	29,207,091
Earnings per share		
Basic	0.43	0.14
Diluted	0.40	0.14

See accompanying notes

STATEMENTS OF CASH FLOWS
(unaudited)

	March 31	
	2003	2002
	$	$
Cash provided by (used in)		
OPERATING ACTIVITIES		
Earnings for the period	18,495,316	5,925,469
Items not requiring cash		
Future income tax expense	13,845,281	3,897,871
Depletion, depreciation and site restoration	4,968,014	2,274,930
Funds from operations	37,308,611	12,098,270
Change in non-cash working capital related to operating activities	(6,870,092)	(1,898,697)

	30,438,519	10,199,573
FINANCING ACTIVITIES		
Issue of common shares, net of costs	134,336	2,005,829
Increase in revolving demand loan	15,226,908	274,803
	15,361,244	2,280,632
INVESTING ACTIVITIES		
Additions to property, plant and equipment	(40,485,693)	(22,549,201)
Change in non-cash working capital related to investing activities	(5,508,834)	10,068,954
	(45,994,527)	(12,480,247)
Net decrease in cash	(194,764)	(42)
Cash, beginning of period	205,558	1,220
Cash, end of period	10,794	1,178

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

1. Accounting Principles

The interim financial statements of the Peyto Exploration & Development Corp. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), and on the same basis as the audited financial statements as at and for the year ended December 31, 2002. The interim financial statement disclosures are incremental to those included with the annual financial statements and certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. These interim financial statements should be read in conjunction with the financial statements and notes in the Company's annual report for the year ended December 31, 2002.

2. Property, Plant and Equipment

	March 31, 2003 $	December 31, 2002 $
Property, plant and equipment	283,635,325	243,180,014
Office furniture and equipment	314,617	284,236
	283,949,942	243,464,250
Accumulated depletion and depreciation	(26,137,138)	(21,258,017)
	257,812,804	222,206,233

At March 31, 2003, costs of $20,027,423 (December 31, 2002 - $20,122,240) related to undeveloped land have been excluded from the depletion and depreciation calculation. No general and administrative expenses relating to the Company's exploration, development and acquisition programs were capitalized.

3. Revolving Demand Loan

The Company has a revolving credit facility to a maximum of $105,000,000. Outstanding amounts on this facility bear interest at bank prime and are due on demand. A General Security Agreement with a floating charge on land registered in Alberta is held as collateral by the bank.

While the bank has confirmed that it is not its intention to call for repayment of this loan before March 31, 2004, provided there is no adverse change in the financial position of the Company, this loan is demand in nature and pursuant to the CICA pronouncement is presented as a current liability.

4. Share Capital

Authorized

Unlimited number of common voting shares
Unlimited number of preferred shares, issuable in series

Issued and Outstanding - Common shares

	Number of Shares	Amount $
Balance, December 31, 2002	43,418,188	19,230,677
Exercise of stock options	33,334	134,336
Balance, March 31, 2003	43,451,522	19,365,013

Stock Options

The Company has a director and employee stock option plan. The number of common shares reserved for issuance at any one time shall not exceed 4,314,262 shares subject to shareholder and regulatory approval. The exercise price of an option is set at the market price of the common shares at the date of grant. Each option vests over a three year period and has a term of 5 years.

	As at March 31, 2003		As at December 31, 2002	
	Options	Weighted - Average Exercise Price	Options	Weighted-Average Exercise Price
Opening	3,615,333	$3.95	3,310,333	$2.39
Granted	-	-	1,679,557	$5.52
Exercised	(33,334)	$4.03	(1,324,557)	$1.99
Cancelled	-	-	(50,000)	$5.51
Closing	3,581,999	$3.95	3,615,333	$3.95

Per Share Amounts

Earnings per share have been calculated based upon the weighted average number of common shares outstanding during the period of 43,446,337 (for the period ended March 31, 2002 -42,184,129). Diluted per share amounts are calculated using the treasury stock method. The weighted average number of common shares used to determine the diluted per share amount for the period ended March 31, 2003 was 45,889,454 (for the period ended March 31, 2002 - 43,187,159).

Stock Based Compensation

The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, direct awards of stock to employees and stock and stock option awards granted to non-employees have been accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock and the fair value of stock options are determined using the Black Scholes option pricing model. In periods prior to January 1, 2002, the Company recognized no compensation when stock or stock options were issued to employees. Pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options granted after December 31, 2001 under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions: weighted-average risk-free interest rate of 3%; dividend yield of 0%; weighted-average volatility factors of the expected market price of the Company's Common Shares of 43%; and a weighted-average expected life of the options of 3 years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option vesting periods. The Company's pro forma net income under Canadian GAAP would be reduced by $260,493 for the three months ended March 31, 2003 (2002 - $56,733). Basic and diluted earnings-per-share figures would have been reduced by $0.01 and $0.00 respectively (2002 - no change).

5. Operating Expenses

The Corporation's operating expenses include all costs with respect to day-to-day well and facility operations and the cost of transportation of natural gas. Processing and gathering income related to joint venture and third party gas is included in operating expenses.

	Three Months Ended March 31	
	2003	2002
	$	$
Field expenses	1,312,904	792,682
Transmission	619,914	401,620
Processing & gathering income	(815,774)	(254,713)
Total operating costs	1,117,044	939,589

6. Financial Instruments

The Company is a party to certain off balance sheet derivative financial

instruments, including fixed price contracts. The Company enters into these contracts for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of natural gas commodity prices by locking in a minimum and maximum forward price.

A summary of contracts outstanding in respect to the hedging activities at March 31, 2003 were as follows:

Period Hedged	Type	Daily Volume	Floor	Ceiling
Nov. 1, 2002 to March 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$7.00/GJ
Nov. 1, 2002 to March 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$6.60/GJ
Nov. 1, 2002 to March 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$6.70/GJ
April 1 to October 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$7.25/GJ
April 1 to October 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$6.85/GJ
April 1 to October 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$7.00/GJ
April 1 to October 31, 2003	Costless collar	5,000 GJ	$5.50/GJ	$7.61/GJ
Nov. 1, 2003 to March 31, 2004	Costless collar	5,000 GJ	$5.90/GJ	$8.45/GJ
April 1 to October 31, 2003	Fixed Price	5,000 GJ	$7.40/GJ	
April 1 to October 31, 2003	Fixed Price	5,000 GJ	$8.20/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.49/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.90/GJ	

Based on dealer quotes, had these contracts been closed on March 31, 2003, a gain in the amount of $4,451,850 would have been realized.

>>

7. Subsequent Events

On April 14, 2003, Peyto announced a reorganization initiative that will result in its conversion to an income trust through the exchange of trust units for all outstanding common shares. Peyto Energy Trust will make monthly cash distributions to investors while retaining sufficient cash flow for capital expenditures. The reorganization is subject to certain conditions including the approval of Peyto's shareholders, court approval, and applicable regulatory approvals. A special meeting of shareholders will be held on June 24, 2003, to approve the proposed reorganization. An information circular containing details of the proposed reorganization and plan of arrangement is expected to be mailed out to shareholders on or about May 27, 2003.

Corporate information

Officers

Don Gray
President and Chief Executive Officer

Roberto Bosdachin
Vice-President, Exploration

Darren Gee
Vice President, Engineering

Lyle Skaien
Vice President, Operations

Sandra Brick
Vice President, Finance

Stephen Chetner
Corporate Secretary

Directors

Rick Braund
Don Gray
Mike Broadfoot
Brian Craig
Stephen Chetner
John Boyd

Auditors
Ernst & Young LLP

Solicitors
Burnet, Duckworth & Palmer LLP

Bankers
Bank of Montreal

Transfer Agent
Computershare Trust Company of Canada

Head Office
2900, 450 - 1st Street SW
Calgary, AB
T2P 5H1
Phone: 403.261.6081
Fax: 403.261.8976
Web: www.peyto.com
Stock Listing Symbol: PEY
Toronto Stock Exchange

%SEDAR: 00009733E

/For further information: Don T. Gray, P.Eng, President and Chief Executive Officer, Phone: (403) 261-6081, Fax: (403) 261-8976, Web: www.peyto.com/
(PEY.)

CO: Peyto Exploration & Development Corp.

CNW 18:22e 12-MAY-03

NOTICE OF ANNUAL AND SPECIAL MEETING OF SECURITYHOLDERS

to be held June 24, 2003

and

NOTICE OF PETITION TO THE COURT OF QUEEN'S

BENCH OF ALBERTA

and

INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

PEYTO EXPLORATION & DEVELOPMENT CORP.

PEYTO ACQUISITION CORP.

PEYTO ENERGY TRUST

and

PEYTO SECURITYHOLDERS

May 23, 2003

TABLE OF CONTENTS

LETTER TO SHAREHOLDERS
NOTICE OF ANNUAL AND SPECIAL MEETING
NOTICE OF PETITION
INFORMATION CIRCULAR.....1
- Introduction.....1
- Currency and Exchange Rates.....1
- Forward-looking Statements.....1
- Supplemental Disclosure.....1
- Information for United States Securityholders.....2

GLOSSARY OF TERMS.....3
SUMMARY INFORMATION.....9
- The Meeting.....9
- The Arrangement.....9
- Background to and Reasons for the Arrangement.....11
- Approval of Securityholders Required for the Arrangement.....11
- Optionholder Participation.....11
- Fairness Opinion.....12
- Recommendation of the Board of Directors.....12
- Final Order.....12
- AcquisitionCo.....12
- AmalgamationCo.....12
- Peyto Operating Trust.....12
- The Trust.....13
- Stock Exchange Listing Approvals.....13
- Canadian Federal Income Tax Considerations.....13
- Other Tax Considerations.....13
- Pro Forma Distributable Cash.....14

THE ARRANGEMENT.....15
- Background to and Reasons for the Arrangement.....15
- Effect of the Arrangement and POT Transaction.....15
- Details of the Arrangement.....17
- Arrangement Agreement.....18
- Procedure for the Arrangement Becoming Effective.....18
- Approvals.....18
- Recommendation of the Board of Directors.....20
- Fairness Opinion.....20
- Timing.....20
- Procedure for Exchange of Shares.....21
- Canadian Federal Income Tax Considerations.....21
- Exchange of Common Shares Pursuant to the Arrangement.....21
- Status of the Trust.....22

ELIGIBILITY FOR INVESTMENT.....25
- Rights of Dissent.....25
- Interests of Certain Persons in the Arrangement.....27
- Expenses of the Arrangement.....27
- Stock Exchange Listings.....27
- Securities Law Matters.....27
- Legal Matters.....28

INFORMATION CONCERNING THE TRUST.....28
INFORMATION CONCERNING PEYTO OPERATING TRUST.....28
INFORMATION CONCERNING ACQUISITIONCO.....28
INFORMATION CONCERNING AMALGAMATIONCO.....28
INFORMATION CONCERNING PEYTO.....29
- Incorporation by Reference.....29

ANNUAL MEETING MATTERS.....30
- Election of Directors.....30
- Appointment of Auditors.....31
- Directors' and Officers' Compensation.....31
- Statement of Corporate Governance Practices.....35

GENERAL PROXY MATTERS.....38
- Solicitation of Proxies.....38
- Appointment and Revocation of Proxies.....38
- Signature of Proxy.....38
- Voting of Proxies.....38
- Exercise of Discretion of Proxy.....39
- Voting Securities and Principal Holders Thereof.....39
- Procedure and Votes Required.....39

CERTIFICATE.....40
Appendix A – Arrangement Resolution.....A-1
Appendix B – Interim Order.....B-1
Appendix C – Arrangement Agreement.....C-1
Appendix D – Fairness Opinion of FirstEnergy Capital Corp......D-1
Appendix E – Information Concerning the Trust.....E-1
Appendix F – Information Concerning AmalgamationCo.....F-1
Appendix G – Information Concerning Peyto Operating Trust.....G-1
Appendix H - Pro Forma Statement of Income and Funds Available for Distribution.....H-1
Appendix I – Section 191 of the *Business Corporations Act* (Alberta).....I-1

May 23, 2003

Dear Shareholders and Optionholders:

You are invited to attend the annual and special meeting (the "Meeting") of holders ("Shareholders") of common shares ("Common Shares") and holders ("Optionholders") of options to acquire Common Shares ("Options") (collectively "Securityholders") of Peyto Exploration & Development Corp. ("Peyto") to be held at the Westin Hotel, Eau Claire Room, 320 – 4th Avenue S.W., Calgary, Alberta on June 24, 2003 at 2:30 p.m. (Calgary time).

At the Meeting, in addition to the annual meeting business, you will be asked to consider, and, if thought advisable, approve a proposed plan of arrangement (the "Arrangement") involving Peyto, Peyto Acquisition Corp., Peyto Energy Trust (the "Trust") and the Securityholders. The Arrangement will result, through a series of transactions, in Shareholders receiving, in exchange for each of their Common Shares, one trust unit ("Trust Unit") of the Trust.

Optionholders may choose to either: (i) exercise their vested Options and receive the same consideration as Shareholders; or (ii) exercise their right, pursuant to the Option Plan, to have their Options cancelled in consideration of a cash payment per Option equal to the Exercise Price Differential (as defined in the attached Information Circular). All unexercised Options (other than Options held by Dissenting Securityholders), if any, will be cancelled pursuant to the Arrangement and the Optionholders thereof shall be entitled to receive from Peyto, in respect of each such Option, an amount in cash that is equal to the Exercise Price Differential of such Option. Following the completion of the Arrangement, the former Optionholders will have the option to purchase Trust Units from the Trust at the Weighted Average Trading Price pursuant to the Trust Unit Private Placement (as defined in the attached Information Circular).

The purpose of the Arrangement is to convert Peyto from a corporate entity concentrating solely on growth through the reinvestment of cash flow to a trust which will distribute a portion of cash flow to trust unitholders. It is the current intention of management to distribute, for the second half of 2003, approximately 50% of the cash flow or a minimum of $0.15 per Trust Unit per month. The remainder of the Trust's cash flow will be used to continue to develop low risk, high quality oil and natural gas reserves. The board of directors of Peyto believes that the conversion of Peyto into a trust will maximize value for Securityholders and will provide an opportunity to enhance the value of Peyto and its assets over time for the following reasons:

- it creates a capital structure with the flexibility to allocate cash flow between oil and gas investments and distributions to unitholders in a more efficient manner;
- it maintains the entrepreneurial environment that has led to the success achieved by Peyto over the past four years; and
- it gives holders of Trust Units the ability to allocate the distributed capital in a manner that is most efficient for their situation.

The resolutions approving the Arrangement must be approved by 66⅔% of the votes cast by Shareholders and Optionholders, voting together as a class. The Arrangement is also subject to the approval of the Court of Queen's Bench of Alberta.

FirstEnergy Capital Corp. has provided the board of directors of Peyto with its opinion that the Arrangement is fair, from a financial point of view, to Securityholders. **The board of directors, based upon, among other things, including its consideration of the fairness opinion of FirstEnergy Capital Corp., has unanimously concluded that the Arrangement is in the best interests of Peyto and its Securityholders and recommends that Securityholders vote in favour of the Arrangement.**

The Information Circular contains a detailed description of the Arrangement, as well as detailed information regarding Peyto and the Trust. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the Meeting in person, please complete and deliver the applicable form of proxy which is enclosed in order to ensure your representation at the Meeting.

Yours very truly,

(signed) *"Donald T. Gray"*
Donald T. Gray
President and Chief Executive Officer

PEYTO EXPLORATION & DEVELOPMENT CORP.
NOTICE OF ANNUAL AND SPECIAL MEETING

to be held June 24, 2003

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated May 23, 2003, an annual and special meeting (the "Meeting") of the holders of common shares ("Common Shares") and the holders of options to purchase Common Shares ("Options") (collectively "Securityholders") of Peyto Exploration & Development Corp. ("Peyto") will be held at the Westin Hotel, Eau Claire Room, 320 – 4th Avenue S.W., Calgary, Alberta on June 24, 2003, at 2:30 p.m. (Calgary time) for the following purposes:

(a) to receive and consider the consolidated financial statements of Peyto for the year ended December 31, 2002, together with the report of the auditors thereon, and the report of the Board of Directors;

(b) to fix the number of members of the Board of Directors of Peyto to be elected at the Meeting at six members;

(c) to elect directors of Peyto for the ensuing year;

(d) to appoint auditors of Peyto for the ensuing year and to authorize the directors of Peyto to fix their remuneration as such;

(e) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement dated May 23, 2003 (the "Information Circular"), to approve a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta), all as more particularly described in the accompanying Information Circular;

(f) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The record date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is May 12, 2003. Only Securityholders whose names have been entered in the register of the Securityholders on the close of business on that date are entitled to notice of the Meeting and such holders, and holders of Common Shares or Options (collectively "Securities") issued by Peyto after the record date and prior to the Meeting will be entitled to vote at the Meeting, provided that, to the extent a holder of Common Shares transfers the ownership of any Common Shares after such date and the transferee establishes ownership of those Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of holders of Common Shares eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting. The terms of the Options provide that they are not transferable and no Options will expire prior to the Meeting.

Registered Securityholders have the right to dissent with respect to the Arrangement and to be paid the fair value of their Securities in accordance with the provisions of section 191 of the *Business Corporations Act* (Alberta) and the Interim Order. A Securityholder's right to dissent is more particularly described in the accompanying Information Circular. **Failure to strictly comply with the requirements set forth in section 191 of the *Business Corporations Act* (Alberta), as modified by the Interim Order, may result in the loss of any right of dissent.**

A Securityholder may attend the Meeting in person or may be represented by proxy. Securityholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy (GREEN for holders of Common Shares and WHITE for holders of Options) for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by Computershare Trust Company of Canada, Suite 600, Western Gas Tower, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8, at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.

Dated at the City of Calgary, in the Province of Alberta, this 23rd day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS OF
PEYTO EXPLORATION & DEVELOPMENT CORP.

(signed) *"Donald T. Gray"*
Donald T. Gray
President and Chief Executive Officer
Peyto Exploration & Development Corp.

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING PEYTO EXPLORATION & DEVELOPMENT CORP., PEYTO ACQUISITION CORP., PEYTO ENERGY TRUST AND THE SECURITYHOLDERS OF PEYTO EXPLORATION & DEVELOPMENT CORP.

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court") on behalf of Peyto Exploration & Development Corp. ("Peyto") with respect to a proposed arrangement (the "Arrangement") under section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving Peyto, Peyto Acquisition Corp., Peyto Energy Trust, and the holders of common shares ("Common Shares") and options to acquire Common Shares ("Options") of Peyto (collectively, the "Securityholders"), which Arrangement is described in greater detail in the Information Circular and Proxy Statement of Peyto dated May 23, 2003, accompanying this Notice of Petition. At the hearing of the Petition, Peyto intends to seek:

(a) a declaration that the terms and conditions of the Arrangement are fair to Securityholders;

(b) an order approving the Arrangement pursuant to the provisions of section 193 of the ABCA;

(c) a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of section 193 of the ABCA, become effective in accordance with its terms and will be binding on and after the Effective Date (as defined in the Arrangement); and

(d) such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the *Securities Act of 1933*, as amended, of the United States of America with respect to the securities to be issued pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before the Honourable Justice A.G. Park at the Court of Queen's Bench of Alberta, 611 - 4th Street S.W., Calgary, Alberta, on the 23rd day of May, 2003 at 9:30 a.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Securityholder or any other interested party desiring to support or oppose the Petition, may appear at the time of hearing in person or by counsel for that purpose. **Any Securityholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen's Bench of Alberta, Judicial District of Calgary, and serve upon Peyto on or before 12:00 p.m. (Calgary time) on June 26, 2003, a notice of intention to appear, including an address for service in the Province of Alberta together with any evidence or materials which are to be presented to the Court.** Service on Peyto is to be effected by delivery to the solicitors for Peyto at the address below. If any Securityholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Peyto and that in the event the hearing of the Petition is adjourned only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by Order dated May 23, 2003, has given directions as to the calling of a meeting of Securityholders for the purpose of such holders voting upon resolutions to approve the Arrangement and has directed that for registered holders of Common Shares of Peyto the right to dissent with respect to the Arrangement under the provisions of section 191 of the ABCA, as amended by such Order, shall be applicable, and analogous rights of dissent shall apply to the holders of Options of Peyto.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Securityholder or other interested party requesting the same by the undermentioned solicitors for Peyto upon written request delivered to such solicitors as follows:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Attention: D.J. McDonald, Q.C.

DATED at the City of Calgary, in the Province of Alberta, this 23rd day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS OF PEYTO EXPLORATION & DEVELOPMENT CORP.

(signed) *"Donald T. Gray"*
Donald T. Gray
President and Chief Executive Officer
Peyto Exploration & Development Corp.

INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Peyto for use at the Meeting and any adjournments thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit 1 to the Arrangement Agreement which is attached as Appendix C to this Information Circular. **You are urged to carefully read the full text of the Plan of Arrangement.**

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms". Information contained in this Information Circular is given as of May 23, 2003 unless otherwise specifically stated.

Currency and Exchange Rates

All dollar references in the Information Circular are in Canadian dollars, unless otherwise indicated. On May 22, 2003, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the noon rate as provided by the Bank of Canada was Canadian $1.00 = United States $0.7310.

Forward-looking Statements

This Information Circular, including documents incorporated by reference herein, contains forward-looking statements. All statements other than statements of historical fact contained in this Information Circular are forward-looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisition, budgets, litigation, projected costs and plans and objectives of or involving Peyto, AmalgamationCo, POT or the Trust. Securityholders can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to: amounts to be retained by POT and AmalgamationCo for growth capital expenditures; the amount and timing of the payment of the distributions of the Trust; production rates; reserve estimates, the timing of the Final Order and the Effective Date of the Arrangement; and the satisfaction of listing conditions. There can be no assurance that the plan, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular. Although Peyto believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include: risks inherent in the future prices for oil and natural gas, risks inherent in the United States to Canadian dollar exchange rates, risks inherent in the prices for services and government fiscal regimes and the risk that actual results will vary from the results forecasted and such variations may be material.

The information contained in this Information Circular, including documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of Peyto, AmalgamationCo, POT and the Trust. We urge you to carefully consider those factors.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and Peyto undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

Supplemental Disclosure

Distributable cash available for distribution and cash on cash yield are not recognized generally accepted accounting priniciples. Management believes that in addition to net income and net income per Trust Unit, distributable cash and cash available for distribution are useful supplemental measures as they provide investors with information on cash available for distribution. Cash on cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually

distributed relative to trading price. Investors are cautioned that distributable income, income available for distribution and cash on cash yield should not be construed as an alternate to net income as determined by Canadian generally accepted accounting principles. Investors are also cautioned that cash on cash yield represents a blend of return ***of*** investors initial investment and a return ***on*** investors initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.

Information for United States Securityholders

The Trust Units to be issued under the Arrangement have not been registered under the United States *Securities Act* of 1933, as amended (the "1933 Act"), and are being issued in reliance upon the exemption from registration set forth in section 3(a)(10) thereof. The solicitation of proxies for the Meeting is not subject to the requirements of section 14(a) of the *Securities Exchange Act of 1934*, as amended (the "1934 Act"). The Trust Units will not be listed for trading on any United States stock exchange. Accordingly, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. The unaudited pro forma financial statements of the Trust and the audited and unaudited historical financial statements of Peyto included or incorporated by reference in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles. Likewise, information concerning the operations of Peyto, AcquisitionCo, POT, AmalgamationCo and the Trust contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

Tax considerations applicable to United States Securityholders have not been included in this Information Circular. United States Securityholders are advised to consult their tax advisors to determine the particular tax consequences to them of the Arrangement.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Peyto, AcquisitionCo, POT, AmalgamationCo and the Trust are organized or settled, as applicable, under the laws of Alberta, Canada, that their officers and the directors and trustees, respectively, are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that a substantial portion of the assets of Peyto, AcquisitionCo, POT, AmalgamationCo and the Trust and such persons are located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH STATE AUTHORITY PASSED UPON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular including the Summary hereof.

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**AcquisitionCo**" means Peyto Acquisition Corp., a wholly owned subsidiary of the Trust;

"**Administrator**" means AmalgamationCo in its capacity as administrator for the Trust and POT as the context provides;

"**Affiliate**" or "**Associate**" when used to indicate a relationship with a person or company, has the same meaning as set forth in the *Securities Act* (Alberta);

"**AmalgamationCo**" means Peyto Exploration & Development Corp., the corporation resulting from the amalgamation of Peyto and AcquisitionCo pursuant to the Arrangement;

"**AmalgamationCo Securities**" means, collectively, the Notes and AmalgamationCo Shares;

"**AmalgamationCo Shares**" means the common shares of AmalgamationCo;

"**Applicable Laws**" means applicable corporate and securities laws and rules of applicable stock exchanges;

"**Arrangement**" means the proposed arrangement, under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan;

"**Arrangement Agreement**" means the arrangement agreement dated as of May 23, 2003, among Peyto, AcquisitionCo and the Trust pursuant to which Peyto, AcquisitionCo and the Trust have proposed to implement the Arrangement, a copy of which is attached as Appendix C to this Information Circular, including any amendments thereto;

"**Arrangement Resolution**" means the special resolution in respect of the Arrangement in substantially the form attached as Appendix A to this Information Circular to be voted upon by Securityholders at the Meeting;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made giving effect to the Arrangement;

"**board of directors**" or "**Board**" means the board of directors of Peyto;

"**business day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the city of Calgary, in the Province of Alberta, for the transaction of banking business;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar, pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

"**Closing**" means the completion of the transactions contemplated in the Arrangement Agreement;

"**Common Shares**" means common shares in the capital of Peyto;

"**control**" means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Depositary**" means Valiant Trust Company at its offices referred to in the Letter of Transmittal;

"Dissent Rights" means the right of a Shareholder and an Optionholder pursuant to section 191 of the ABCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with section 191 of the ABCA as modified by the Interim Order;

"Dissenting Securityholders" means registered holders of Securities who validly exercise the rights of dissent provided to them under section 191 of the ABCA and the Interim Order;

"Distributable Cash" means all amounts available for distribution during any applicable period to holders of Trust Units;

"Distribution" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"Distribution Record Date" means the last day of each calendar month or such other date as may be determined from time to time by the Trustee, except that December 31 shall in all cases be a Distribution Record Date;

"Effective Date" means the date the Arrangement is effective under the ABCA;

"Effective Time" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"Eligible Institution" means: (i) in Canada and the United States, a Canadian chartered bank, a trust company in Canada, a commercial bank or trust company having an office, branch or agency in the United States, or a member firm of the TSX, the Montreal Exchange, the TSX Venture Exchange, a national securities exchange in the United States or the National Association of Securities Dealers, Inc.; (ii) in the United Kingdom, a member of the London Stock Exchange or a national banking institution; (iii) in continental Europe, a commercial bank or trust company having an office or agency in continental Europe and a firm that is a member of the Paris Stock Exchange, the Frankfurt Stock Exchange, the Amsterdam Stock Exchange or the Brussels Stock Exchange; or (iv) a member of a recognized Medallion Program (STAMP), (SEMP) or (MSP);

"Exercise Price Differential" means, in respect of an Option, the amount by which the Weighted Average Trading Price exceeds the exercise price of such Option, if any, multiplied by the number of Common Shares to which such Option relates;

"Fairness Opinion" means the opinion of FirstEnergy Capital Corp. dated May 23, 2003, a copy of which is attached as Appendix D to this Information Circular;

"Final Order" means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Final Trust Structure" means the Trust's organizational structure described more particularly in the Information Circular under the heading "The Arrangement – Effect of the Arrangement and POT Transaction";

"Holder" means a registered holder of Securities immediately prior to the Effective Date or any person who surrenders to Valiant Trust Company certificates representing Securities duly endorsed for transfer to such person;

"Income Tax Act" or **"Tax Act"** means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"Information Circular" means this information circular and proxy statement dated May 23, 2003, together with all appendices hereto, distributed by Peyto in connection with the Meeting;

"Interim Order" means the Interim Order of the Court dated May 23, 2003 under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of Peyto therefor, a copy of which order is attached as Appendix B to this Information Circular;

"Letter of Transmittal" means the Letter of Transmittal enclosed with this Information Circular pursuant to which a Shareholder is required to deliver certificates representing Common Shares in order to receive, on completion of the Arrangement, Trust Units for its Common Shares;

"**Market Redemption Price**" means the price per Trust Unit equal to the lesser of (i) 90% of the "market price", as calculated under the Trust Indenture, of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 day trading period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; and (ii) the "closing market price", as calculated under the Trust Indenture, on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption;

"**Meeting**" means the special meeting of Shareholders and Optionholders to be held on June 24, 2003 and any adjournment(s) thereof to consider and to vote on the Arrangement Resolution;

"**Non-Resident**" means (i) a Person who is not a resident of Canada for the purposes of the Tax Act or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"**Notes**" means the unsecured, subordinate promissory notes issuable by AcquisitionCo under the Arrangement having substantially the terms summarized in Schedule A to Exhibit 1 to the Plan;

"**Notice of Meeting**" means the Notice of Annual and Special Meeting which accompanies this Information Circular;

"**Notice of Petition**" means the Notice of Petition by Peyto to the Court for the Final Order which accompanies this Information Circular;

"**NPI**" means the net profits interest granted under the NPI Agreement;

"**NPI Agreement**" means the net profits interest agreement to be entered into between AmalgamationCo and POT, pursuant to the POT Transaction;

"**Oil and Natural Gas Properties**" or "**properties**" means the working interests, royalty or other interests of Peyto, POT or AmalgamationCo, as the case may be, in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by Peyto, POT or AmalgamationCo, as the case may be, from time to time;

"**Optionholders**" means the holders of Options;

"**Option Plan**" means Peyto's amended and restated 2002 Share Option Plan dated May 1, 2002;

"**Options**" means, collectively, all outstanding options to purchase Common Shares pursuant to the Option Plan or otherwise;

"**Ordinary Resolution**" means a resolution approved at a meeting of Unitholders and the holder of the Special Voting Right, if any, by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders and the holder of the Special Voting Right, if any, voting together present in person or represented by proxy at the meeting;

"**Paddock**" means Paddock Lindstrom & Associates Ltd., independent oil and gas reservoir engineers of Calgary, Alberta;

"**Paddock Report**" means the independent engineering evaluation of Peyto's oil, NGL and natural gas interests prepared by Paddock dated January 27, 2003 and effective December 31, 2002, a summary of which is contained in Peyto's AIF;

"**Permitted Investments**" means (i) loan advances to the POT and the Corporation, as the case may be, including loans made in connection with the Capital Fund (as defined in the Trust Indenture); (ii) interest bearing accounts of certain financial institutions, including Canadian chartered banks and the Trustee; (iii) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof; (iv) term deposits, guaranteed investment certificates of deposit or bankers' acceptances of or guaranteed or accepted by any Canadian chartered bank or other financial institution (including the Trustee and any Affiliate of the Trustee), the short term debt or deposits of which have been rated at least A by Standard & Poor's Corporation or the equivalent by Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited; (v) commercial paper rated at least A by Standard & Poor's Corporation or the equivalent by Canadian Bond Rating Service Inc. or Dominion Bond Rating Service Limited; and (vi) investments in bodies corporate, partnerships or trusts engaged in the oil and natural gas business, including POT Units; provided that any investment of the type referred to in Section 4.3 shall not be a Permitted Investment, subject to certain exceptions;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Peyto**" or the "**Corporation**" means Peyto Exploration & Development Corp., a corporation amalgamated pursuant to the ABCA;

"**Peyto's AIF**" means the annual information form of Peyto for the year ended December 31, 2002, dated April 9, 2003, which is incorporated by reference herein;

"**Plan**" means the plan of arrangement attached as Exhibit 1 to Appendix C to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"**POT**" means Peyto Operating Trust, a trust established under the laws of Alberta pursuant to the POT Indenture;

"**POT Indenture**" means the trust indenture to be dated the Effective Date between Valiant Trust Company and the Trust;

"**POT Notes**" means the unsecured, subordinated promissory notes issuable by POT to the Trust in connection with the POT Transaction;

"**POT Securities**" means, collectively, the POT Notes and POT Units;

"**POT Transaction**" means the transaction or series of transactions that results in the Final Trust Structure, as more particularly described in the Information Circular under "*The Arrangement – Effect of the Arrangement and POT Transaction*";

"**POT Unit**" means a trust unit of POT;

"**Proven Reserves** and **Probable Reserves**" have the meaning ascribed thereto in the Paddock Report;

"**Record Date**" means the close of business on May 12, 2003;

"**Redemption Notes**" means the promissory notes issuable by the Trust under the Trust Indenture having terms and conditions substantially identical to those of the Notes as more particularly described in Appendix E to this Information Circular;

"**Registrar**" means the Registrar of Corporations duly appointed under the ABCA;

"**Regulation S**" means Regulation S under the 1933 Act;

"**Securities**" means the Common Shares and the Options;

"**Securityholders**" means the Shareholders and Optionholders;

"**Shareholders**" means the holders of Common Shares;

"**Special Resolution**" means a resolution proposed to be passed as a special resolution at a meeting of Trust Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture passed by the affirmative votes of the holders of not less than 66⅔% of the Trust Units represented at the meeting and voted on a poll upon such resolution. For the purposes of determining such percentage, the holder of any Special Voting Right who is present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Right;

"**Special Voting Right**" means the special voting right of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"**Subsequent Investment**" means those investments which the Trust is permitted to make pursuant to the Trust Indenture;

"**Subsidiary**" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"**$000s**" means thousands of dollars;

"**Trust**" means Peyto Energy Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture;

"**Trust Indenture**" means the trust indenture dated as of May 22, 2003 between Valiant Trust Company and Peyto;

"**Trust Unit**" or "**Unit**" means a unit of the Trust;

"**Trust Unit Private Placement**" means the proposed sale by private placement of up to 2,400,000 Trust Units shortly after the completion of the Arrangement;

"**Trust Unitholders**" or "**Unitholders**" means holders from time to time of the Trust Units;

"**Trustee**" means Valiant Trust Company, the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

"**TSX**" means the Toronto Stock Exchange;

"**Undeveloped Properties**" means raw undeveloped land;

"**United States**" or "**U.S.**" means the United States, as defined in Rule 902(l) under Regulation S; and

"**Weighted Average Trading Price**" shall be determined by dividing (i) the aggregate dollar trading value of all Common Shares sold on the TSX over the five (5) consecutive trading days ending on the trading day next preceding the Effective Date by (ii) the total number of Common Shares sold on such stock exchange during such period.

Conventions

Certain terms used herein are defined in the *"Glossary of Terms"*. Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with generally accepted accounting principles in Canada.

Abbreviations

Oil and Natural Gas Liquids		Natural Gas	
bbl	Barrel	mcf	thousand cubic feet
bbls	Barrels	mmcf	million cubic feet
mbbls	thousand barrels	mcf/d	thousand cubic feet per day
mmbbls	million barrels	mmcf/d	million cubic feet per day
bbls/d	barrels of oil per day	mmbtu	million British Thermal Units
NGLs	natural gas liquids	bcf	billion cubic feet

Other

AECO	Alberta Energy Company's natural gas storage facility located at Suffield, Alberta
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil
ARTC	Alberta Royalty Tax Credit
boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 bbl of oil for 6 mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)
boe/d	barrel of oil equivalent per day
m^3	cubic metres
mboe	1,000 barrels of oil equivalent
mmboe	1,000,000 barrels of oil equivalent
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Conversion

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
bbls	Cubic metres	0.159
Cubic metres	bbls	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Terms with initial capital letters used in this summary are defined in the "Glossary of Terms".

The Meeting

The Meeting will be held at the Westin Hotel, Eau Claire Room, 320 – 4th Avenue S.W., Calgary, Alberta, on June 24, 2003, at 2:30 p.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting. The business of the Meeting will be: (i) to consider and vote upon the annual meeting business and (ii) to consider and vote upon the Arrangement. See *"The Arrangement"* and *"Annual Meeting Matters"*.

The Arrangement

The purpose of the Arrangement is to convert Peyto from a corporate entity concentrating solely on growth through the reinvestment of cash flow to a trust which will distribute a portion of cash flow to Trust Unitholders. The board of directors of Peyto believes that the conversion of Peyto into a trust will maximize value for Securityholders and represents the best alternative to enhance the value of Peyto and its assets over time.

The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially:

(a) the Common Shares and Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Peyto and be cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Peyto other than the right to be paid the fair value of their Common Shares or Options;

(b) each issued and outstanding Common Share (other than a Common Share held by a Dissenting Securityholder) will be transferred to AcquisitionCo in exchange for one (1) Note;

(c) all unexercised Options (other than Options held by Dissenting Securityholders), if any, will be cancelled and the Optionholders thereof shall be entitled to receive from Peyto in respect of each such Option an amount in cash that is equal to the Exercise Price Differential of such Option;

(d) each Note shall be transferred by the holder thereof to the Trust in exchange for one (1) Trust Unit; and

(e) Peyto and AcquisitionCo shall be amalgamated to form AmalgamationCo.

Following these exchanges, Shareholders will own all of the issued and outstanding Trust Units of the Trust and the Trust will own all of the issued and outstanding AmalgamationCo Securities. Upon the completion of the Arrangement, an aggregate of approximately 43,451,522 Trust Units will be issued and outstanding, assuming that no Securityholders exercise their right of dissent and that all of the outstanding Options have been cancelled and paid-out pursuant to the Arrangement prior to the Effective Date. See *"The Arrangement - Effect of the Arrangement and POT Transaction"*, Appendix E, *"Information Concerning the Trust"* and Appendix F, *"Information Concerning AmalgamationCo "*.

Subsequent to the completion of the Arrangement, the POT Transaction will occur, which will result in the Trust holding, directly all of the POT Securities and through POT, the AmalgamationCo Securities and the NPI. The following is a summary of the POT Transaction:

1. The Trust will sell the AmalgamationCo Shares and the AmalgamationCo Notes for fair market value to POT, in consideration for POT Notes and POT Units in a 95:5 ratio;

2. AmalgamationCo will enter into the NPI Agreement with POT for fair market value consideration, with the purchase price being satisfied through the reduction of the principal amount of the AmalgamationCo Notes owing by AmalgamationCo to POT; and

3. AmalgamationCo will transfer its Undeveloped Land to POT for fair market value consideration, with the purchase price being satisfied through the reduction of the principal amount of the AmalgamationCo Notes owing by AmalgamationCo to POT.

All new exploration and development in respect of the Undeveloped Lands and any new interests will be conducted directly by POT and AmalgamationCo will continue to hold Peyto's producing properties and will develop Peyto's existing Proven and Probable Reserves.

The following diagram illustrates the Final Trust Structure following the implementation of the Arrangement and the POT Transaction.


Peyto Shareholders
100% Trust Units
Peyto Energy Trust
POT Notes + 100% POT Units
Peyto Operating Trust (POT)
100% Common Shares + AmalgamationCo Notes + NPI
Bank Facility
AmalgamationCo

Notes:

(1) Upon completion of the Arrangement, the previous Shareholders will own 100% of the Trust.

(2) AmalgamationCo will be the resulting entity from the amalgamation of Peyto and AcquisitionCo. The amalgamation will occur pursuant to the Arrangement on the Effective Date.

(3) Distributable Cash will be derived from payments made by POT to the Trust in respect of interest, principal repayments, if any, and income from the POT Securities and interest and income received indirectly from the AmalgamationCo Securities and under the NPI Agreement.

(4) The Trust will invest funds raised through any subsequent issuance of Trust Units in additional securities of POT to enable POT to make capital expenditures. In addition, the Trust may reinvest a portion of the income received from POT as well as any repayments of principal on the POT Notes in securities of POT to enable POT to make capital expenditures. POT may also retain income earned to make capital expenditures.

As holders of Trust Units after the Arrangement, Unitholders will receive monthly distributions of the cash flow generated by POT and AmalgamationCo and distributed to Unitholders through the Trust. The Trust will employ a strategy to provide Unitholders with a competitive annual cash on cash yield by making monthly cash distributions to such Unitholders, while ensuring that Peyto's existing assets are maintained at a level that ensures ongoing cash flow is sustained, and continuing to expand the business of the Trust through the development of growth opportunities that will provide long-term stable cash flows and be accretive to Unitholders. See Appendix E, *"Information Concerning the Trust - Risk Factors"*. It is currently intended to finance future growth through retained cash, bank financing and, if required, the issuance of additional Trust Units from treasury, while maintaining prudent leverage.

The Trust will make cash distributions to holders of Trust Units from the interest, principal repayments, if any, and income received directly and indirectly, as applicable, from the POT Securities, AmalgamationCo Securities and the NPI. It is the current intention of management to distribute, for the second half of 2003, approximately 50% of the Distributable Cash or a minimum of

$0.15 per Trust Unit per month. The remainder of the Trust's Distributable Cash will be used to continue to develop low risk, high quality oil and natural gas reserves. See *"The Arrangement - Effect of the Arrangement and POT Transaction"*.

Background to and Reasons for the Arrangement

Peyto management continuously reviews available options to ensure that its capital structure is efficient and that Shareholder value is being maximized. Peyto's success in effectively investing capital has resulted in significant returns compounded over its four year life. To ensure that Peyto continues to execute its business in the most efficient manner, the board of directors is recommending the conversion to a trust structure. The board of directors believes that the ability to efficiently direct a portion of the cash flow to the Unitholders in the form of a distribution will maximize value in the long term.

The board of directors is of the view that the trust structure will allow, among other things: (a) Unitholders to receive the income of Peyto in a more tax-efficient manner; (b) a portion of the taxable income of Peyto to be distributed to the Unitholders of the trust on a monthly basis in cash, thereby shifting the tax liability of Peyto to Unitholders, who may enjoy a lower effective tax rate than Peyto itself; and (c) Unitholders to continue to participate in the disciplined growth of the continuing entity. The board of directors believe that the trust structure will be beneficial to Shareholders, and will be particularly attractive to Unitholders who hold Trust Units in a registered retirement savings plan, a registered retirement income fund or in another form of tax-deferred plan.

The board of directors approved proceeding with the reorganization of Peyto into a trust and an announcement to this effect was made by Peyto on April 14, 2003.

The board of directors, in recommending the Arrangement, believes the Arrangement has the following advantages:

- It is expected that many Securityholders and future Unitholders are or will become "tax-exempt" financial institutions such as pension plans and individuals holding Trust Units in registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will therefore retain the full amount of distributions on a tax-deferred basis.

- It is anticipated that the tax effectiveness of the trust structure will facilitate the efficient and disciplined continuation and expansion of Peyto's business relative to Peyto continuing as a corporate entity.

- Cash distributions to Unitholders are anticipated to provide an attractive return to Unitholders without impairing the ability of the Trust to sustain and grow its existing assets and finance capital expenditures and the expansion of the business of the Trust.

- It is anticipated that the combined value of distributions plus the market value of the Trust Units will be greater than the combined value of dividends that could otherwise be paid on the Common Shares plus the market value of the Common Shares.

- It is anticipated that the reorganized structure of Peyto as an income trust will attract new investors and provide, in the aggregate, a more active and liquid market for the Trust Units than exists for Common Shares.

See *"The Arrangement - Background to and Reasons for the Arrangement"*.

Approval of Securityholders Required for the Arrangement

Pursuant to the Interim Order, the majority required to pass the Arrangement Resolution shall be not less than two thirds of the votes cast by Shareholders and Optionholders, voting together as a class, either in person or by proxy, at the Meeting. See *"General Proxy Matters - Procedure and Votes Required"*.

Optionholder Participation

Optionholders may choose to either: (i) exercise their vested Options and receive the same consideration as Shareholders; or (ii) exercise their right, pursuant to the Option Plan, to have their Options cancelled in consideration of a cash payment per Option equal to the Exercise Price Differential, subject to certain terms and conditions. All unexercised Options (other than Options held by Dissenting Securityholders), if any, will, pursuant to the Arrangement, be cancelled and the Optionholders thereof shall be entitled to receive from Peyto, in respect of each Option, an amount in cash that is equal to the Exercise Price Differential of such Option.

Following the completion of the Arrangement, the former Optionholders will have the option to purchase Trust Units from the Trust at the Weighted Average Trading Price pursuant to the Trust Unit Private Placement.

Fairness Opinion

The board of directors retained FirstEnergy Capital Corp. to address the fairness, from a financial point of view, of the Arrangement to Securityholders. In connection with this mandate, FirstEnergy Capital Corp. has prepared the Fairness Opinion. The Fairness Opinion states that, in FirstEnergy Capital Corp.'s opinion, as of May 23, 2003, the Arrangement is fair, from a financial point of view, to Securityholders. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See *"The Arrangement - Fairness Opinion"* and Appendix D, *"Fairness Opinion of FirstEnergy Capital Corp."*.

Recommendation of the Board of Directors

The board of directors has unanimously concluded that the Arrangement, in its opinion, is in the best interests of Peyto and the Securityholders and recommends that Securityholders vote in favour of the Arrangement Resolution.

Each member of the board of directors intends to vote all Securities held by him in favour of the Arrangement Resolution.

Holders of an aggregate of 9,311,406 Common Shares and 3,201,333 Options (including all of the directors and officers of Peyto) representing 21.4% of the outstanding Common Shares and 89.4% of the outstanding Options, respectively, have agreed to vote all of the Common Shares and Options beneficially owned by them in favour of the Arrangement and all other matters to be considered at the Meeting.

Final Order

Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court. See *"The Arrangement - Procedure for the Arrangement Becoming Effective"*. An application for the Final Order approving the Arrangement is expected to be made on June 27, 2003 at 9:45 a.m. at the Court House, 611 - 4th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement.

AcquisitionCo

AcquisitionCo is a corporation incorporated pursuant to the provisions of the ABCA for purposes of participating in the Arrangement, including creating and issuing the Notes required to implement the Arrangement.

The Trust owns all of the issued and outstanding common shares in the capital of AcquisitionCo. As part of the Arrangement, AcquisitionCo will amalgamate with Peyto to form AmalgamationCo.

AmalgamationCo

AmalgamationCo will be the resulting corporation from the amalgamation of Peyto and AcquisitionCo. After the Arrangement and the POT Transaction, POT will own all of the AmalgamationCo Securities. AmalgamationCo will hold, directly or indirectly, all of Peyto's properties other than the Undeveloped Properties transferred to POT pursuant to the POT Transaction. AmalgamationCo will be managed by the current Peyto management team. See Appendix F, *"Information Concerning AmalgamationCo"*.

Peyto Operating Trust

POT is an unincorporated open-end investment trust governed by the laws of the Province of Alberta pursuant to the POT Indenture. POT was established for the purposes of conducting exploration and development activities in respect of Peyto's Undeveloped Properties and properties acquired in the future as well as investing in the securities of AmalgamationCo or any other Subsidiary of POT.

The Trust will be the sole beneficiary of POT Units and will hold all POT Notes.

Valiant Trust Company is the initial trustee of the Trust. POT will be managed by the management of AmalgamationCo. See Appendix G, *"Information Concerning Peyto Operating Trust"*.

The Trust

The Trust is an unincorporated open-end investment trust governed by the laws of the Province of Alberta pursuant to the Trust Indenture. The Trust was established for the purpose of investing in the securities of POT, AcquisitionCo, AmalgamationCo or any other Subsidiary to fund the business of the Trust.

The Trust Unitholders will be the sole beneficiaries of the Trust.

The Trust will permit individual Trust Unitholders to participate in the cash flow from POT's and AmalgamationCo's business to the extent such cash flow is distributed by the Trustee. Each Trust Unit will entitle the holder thereof to receive monthly cash distributions. It is the current intention of management to distribute, for the second half of 2003, 50% of Distributable Cash or a minimum of $0.15 per Trust Unit per month. The remainder of the Trust's Distributable Cash will be used to continue to develop low risk, high quality oil and natural gas reserves.

Valiant Trust Company is the initial trustee of the Trust. The Trust will be managed by the management of AmalgamationCo. See Appendix E, *"Information Concerning the Trust"*.

Stock Exchange Listing Approvals

The Trust Units to be issued in connection with the Arrangement have been conditionally approved for listing on the TSX subject to the requirements of such exchange, which are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. Listing will be subject to the Trust and AmalgamationCo, as the case may be, fulfilling all of the requirements of the TSX. See *"The Arrangement - Stock Exchange Listings"*.

Canadian Federal Income Tax Considerations

The combined Canadian federal income tax consequences of the transactions comprising the Arrangement will generally result in a Shareholder resident in Canada realizing a capital gain (or a capital loss) equal to the amount by which the fair market value of the Trust Units received on completion of the Arrangement exceeds (or is less than) the aggregate of such Shareholder's adjusted cost base of the Common Shares and any reasonable costs of disposition.

Holders of Trust Units who are resident in Canada will generally be required to include in their income the proportionate share of income of the Trust, to the extent the income is made payable to them. Any amount paid to holders of Trust Units in excess of their share of Trust income (subject to certain exceptions) will not be included in income but will reduce the adjusted cost base of their Trust Units for purposes of computing any capital gain or capital loss from a subsequent disposition thereof.

The Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to residents and non-residents of Canada and which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See *"The Arrangement – Canadian Federal Income Tax Considerations"*.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian federal income tax considerations. Securityholders who are resident in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Trust Units after the Arrangement. Securityholders should also consult their own tax advisors regarding provincial or territorial tax considerations of the Arrangement or of holding Trust Units.

Pro Forma Distributable Cash

The following is a summary of selected financial information for the oil and natural gas assets owned, directly or indirectly, by the Trust following the completion of the Arrangement, for the periods indicated. See Appendix H, *"Pro Forma Statement of Income and Funds Available for Distribution"*.

Management of the Trust and Peyto have provided the following analysis to assist Securityholders in analyzing the income of the Trust and the amounts of Distributable Cash that would be available to the Trust for distribution to Unitholders had the Trust been in existence for the three month period ended March 31, 2003. This analysis was prepared on the assumption that the Arrangement had been completed, that the Trust had retained, directly or indirectly, all of Peyto's oil and natural gas producing properties and that the other transactions contemplated by the Arrangement had all been completed at the beginning of such period. Although firm commitments do not exist for all of the administrative expenses and, accordingly, the financial effect of the inclusion of all necessary administrative expenses is not at present determinable, management of Peyto and the Trust have, based upon their review of the amounts of these expenses in similar circumstances, estimated that these expenses would not deviate materially from the amount shown below.

The pro forma information is not a forecast or a projection of future results. The actual results of operations of the Trust for any period following the Effective Date will vary from the amount set forth in the following analysis, and such variation may be material.

	Pro Forma Three Months Ended March 31, 2003 (2)
	(unaudited)
Funds from operations	$37,498,867
Add (deduct):	
Funds drawn from revolving credit facility	2,986,826
Funds available for distribution and capital expenditures (1)	$40,485,693
Funds available for distribution and capital expenditures per Trust Unit for the period	$0.93
Weighted average number of Trust Units	43,446,337

Notes:

(1) Funds available for distribution is not an earnings measure recognized by generally accepted accounting principles and is not necessarily comparable to the measurement of distributable cash available for distribution in other similar trust entities.

(2) Assumes no Dissenting Securityholders. Does not reflect the payout of Options or the completion of the Trust Unit Private Placement.

(3) See Appendix H, *"Pro Forma Statement of Income and Funds Available for Distribution"* for a more complete description of the assumptions and estimates associated with the pro forma information.

THE ARRANGEMENT

Background to and Reasons for the Arrangement

Peyto management continuously reviews available options to ensure that its capital structure is efficient and that Shareholder value is being maximized. Peyto's success in effectively investing capital has resulted in significant returns compounded over its four year life. To ensure that Peyto continues to execute its business in the most efficient manner, the board of directors is recommending the conversion to a trust structure. The board of directors believes that the ability to efficiently direct a portion of the cash flow to the Securityholders in the form of a distribution will maximize shareholder value in the long term.

The board of directors is of the view that the trust structure will allow, among other things: (a) Shareholders to receive the income of Peyto in a more tax-efficient manner; (b) a portion of the taxable income of Peyto to be distributed to the Unitholders of the trust on a monthly basis in cash, thereby shifting the tax liability of Peyto to Unitholders, who may enjoy a lower effective tax rate than Peyto itself; and (c) Shareholders to continue to participate in the disciplined growth of the continuing entity. The board of directors believe that the trust structure will be beneficial to Shareholders, and will be particularly attractive to Shareholders who hold Trust Units in a registered retirement savings plan, a registered retirement income fund or in another form of tax-deferred plan.

The board of directors approved proceeding with the reorganization of Peyto into a trust and an announcement to this effect was made by Peyto on April 14, 2003.

The board of directors, in recommending the Arrangement, believes the Arrangement has the following advantages:

- It is expected that many Securityholders and future Unitholders are or will become "tax-exempt" financial institutions such as pension plans and individuals holding Trust Units in registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will therefore retain the full amount of distributions on a tax-deferred basis.

- It is anticipated that the tax effectiveness of the trust structure will facilitate the efficient and disciplined continuation and expansion of Peyto's business relative to Peyto continuing as a corporate entity.

- Cash distributions to Unitholders are anticipated to provide an attractive return to Unitholders without impairing the ability of the Trust to sustain and grow its existing assets and finance capital expenditures and the expansion of the business of the Trust.

- It is anticipated that the combined value of distributions plus the market value of the Trust Units will be greater than the combined value of dividends that could otherwise be paid on the Common Shares plus the market value of the Common Shares.

- It is anticipated that the reorganized structure of Peyto as an income trust will attract new investors and provide, in the aggregate, a more active and liquid market for the Trust Units than exists for Common Shares.

Effect of the Arrangement and POT Transaction

The Arrangement will result in Shareholders (excluding Dissenting Securityholders) ultimately receiving Trust Units for their Common Shares held on the Effective Date.

On May 23, 2003 there were 43,451,522 Common Shares outstanding. In addition, 3,581,999 Common Shares are issuable pursuant to currently outstanding Options.

After giving effect to the Arrangement, the current Shareholders effectively will have exchanged their Common Shares for Trust Units. In addition, Peyto will have amalgamated with AcquisitionCo to form AmalgamationCo, all the common shares and Notes of which will be owned by the Trust. Subsequent to the completion of the Arrangement, the POT Transaction will occur, which will result in the Final Trust Structure. For details regarding the Trust Units, see Appendix E, *"Information Concerning the Trust"*.

As a result of a Shareholder's Common Shares being exchanged for Trust Units pursuant to the Arrangement, the nature of a Shareholder's investment will be changed. See Appendix E, *"Information Concerning the Trust"*, Appendix F, *"Information Concerning AmalgamationCo"* and Appendix G, *"Information Concerning Peyto Operating Trust"*.

Optionholders may choose to either: (i) exercise their vested Options and receive the same consideration as Shareholders; or (ii) exercise their right, pursuant to the Option Plan, to have their Options cancelled in consideration of a cash payment per Option equal to the Exercise Price Differential, subject to certain terms and conditions. All unexercised Options (other than Options held by Dissenting Securityholders), if any, will be cancelled and the Optionholders thereof shall be entitled to receive from Peyto in respect of each Option, an amount in cash that is equal to the Exercise Price Differential of such Option.

Following the completion of the Arrangement the former Optionholders will have the option to purchase Trust Units from the Trust at the Weighted Average Trading Price pursuant to the Trust Unit Private Placement.

The Trust will employ a strategy to provide Unitholders with a competitive annual cash on cash yield by making monthly cash distributions to such Unitholders, while ensuring that Peyto's existing assets are maintained at a level that ensures ongoing cash flow is sustained and grown, and continuing to expand the business through the development of growth opportunities that will provide long-term stable cash flows and be accretive to Unitholders. It is the current intention that the senior management of AmalgamationCo will manage the business of the Trust following the completion of the Arrangement.

It is currently intended that the Trust will make monthly cash distributions to Trust Unitholders from the cash flow received on the POT Securities. It is the current intention of management to distribute, for the second half of 2003, approximately 50% of the Distributable Cash or a minimum of $0.15 per Trust Unit per month. The remainder of the Trust's Distributable Cash will be used to continue to develop low risk, high quality oil and natural gas reserves. In addition, Trust Unitholders may, at the discretion of the board of directors of AmalgamationCo, receive distributions in respect of repayments of principal on the POT Notes and AmalgamationCo Notes to the Trust and POT, respectively, before the maturity of such notes.

The following is a summary description of the POT Transaction:

1. The Trust will sell the AmalgamationCo Shares and the AmalgamationCo Notes to POT, in consideration for POT Notes and POT Units in a 95:5 ratio;

2. AmalgamationCo will enter into the NPI Agreement with POT for fair market value consideration, with the purchase price being satisfied through the reduction of the principal amount of the AmalgamationCo Notes owing by AmalgamationCo to POT; and

3. AmalgamationCo will transfer its Undeveloped Land to POT for fair market value consideration, with the purchase price being satisfied through the reduction of the principal amount of the AmalgamationCo Notes owing by AmalgamationCo to POT.

All new exploration and development in respect of the Undeveloped Lands and any new interests will be conducted directly by POT and AmalgamationCo will continue to hold Peyto's producing properties and will develop Peyto's existing Proven and Probable Reserves.

The following diagram illustrates the Final Trust Structure following the implementation of the Arrangement and the POT Transaction.


Peyto Shareholders
100% Trust Units
Peyto Energy Trust
POT Notes
+
100% POT Units
Peyto Operating Trust (POT)
100% Common Shares
+
AmalgamationCo Notes
+
NPI
Bank Facility
AmalgamationCo

Notes:

(1) Upon completion of the Arrangement, the previous Shareholders will own 100% of the Trust.

(2) AmalgamationCo will be the resulting entity from the amalgamation of Peyto and AcquisitionCo. The amalgamation will occur pursuant to the Arrangement on the Effective Date.

(3) Distributable Cash will be derived from payments made by POT to the Trust in respect of interest, principal repayments, if any, and income from the POT Securities and interest and income received indirectly from the AmalgamationCo Securities and under the NPI Agreement.

(4) The Trust will invest funds raised through any subsequent issuance of Trust Units in additional securities of POT to enable POT to make capital expenditures. In addition, the Trust may reinvest a portion of the income received from POT as well as any repayments of principal on the POT Notes in securities of POT to enable POT to make capital expenditures. POT may also retain income earned to make capital expenditures.

For further information regarding the Trust, AmalgamationCo and POT please refer to Appendix E, "*Information Concerning the Trust*", Appendix F, "*Information Concerning AmalgamationCo*" and Appendix G, "*Information Concerning Peyto Operating Trust*".

Management Arrangements

Neither the Trust nor POT will be managed by a third party manager. Following completion of the Arrangement, the Trust and POT will be managed by the management of AmalgamationCo. The Trustee, on behalf of each of the Trust and POT, will enter into an administration agreement pursuant to which AmalgamationCo will provide certain administrative services and facilities to the Trust and POT. See also Appendix E, "*Information Concerning the Trust – Delegation of Authority, Administration and Trust Governance*", Appendix F, "*Information Concerning AmalgamationCo – Directors and Officers*" and Appendix G, "*Information Concerning Peyto Operating Trust – Delegation of Authority, Administration and Trust Governance*".

Details of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan set forth in Exhibit 1 to the Arrangement Agreement which is attached as Appendix C to this Information Circular.

Peyto, AcquisitionCo and the Trust have entered into the Arrangement Agreement which provides for the implementation of the Arrangement pursuant to section 193 of the ABCA. The Arrangement will become effective on the date of filing of the Final

Order and the Articles of Arrangement and related documents in the form prescribed by the ABCA with the Registrar. On the Effective Date, each of the events below shall occur and shall be deemed to occur in the following sequence without further act or formality:

(a) the Common Shares and Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Peyto and be cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Peyto other than the right to be paid the fair value of their Common Shares or Options;

(b) each issued and outstanding Common Share (other than a Common Share held by a Dissenting Securityholder) will be transferred to AcquisitionCo in exchange for one (1) Note;

(c) all unexercised Options (other than Options held by Dissenting Securityholders), if any, will be cancelled and the Optionholders thereof shall be entitled to receive from Peyto in respect of each such Option an amount in cash that is equal to the Exercise Price Differential of such Option;

(d) each Note shall be transferred by the holder thereof to the Trust in exchange for one (1) Trust Unit; and

(e) Peyto and AcquisitionCo shall be amalgamated to form AmalgamationCo.

For details respecting the terms of the Notes, please refer to Appendix F, *"Information Concerning AmalgamationCo"* and for details respecting the terms of the Trust Units, please refer to Appendix E, *"Information Concerning the Trust"*.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Peyto, AcquisitionCo and the Trust and various conditions precedent, both mutual and with respect to each corporation and the Trust.

The Arrangement Agreement is attached as Appendix C to this Information Circular and reference is made thereto for the full text thereof.

Procedure for the Arrangement Becoming Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a) the Arrangement must be approved by the Securityholders of Peyto voting at the Meeting;

(b) the Arrangement must be approved by the Court pursuant to the Final Order;

(c) all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and

(d) the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.

Approvals

Securityholder Approval

Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by Shareholders and Optionholders, voting together as a class, who vote in respect of the Arrangement Resolution, in person or by proxy, at the Meeting.

Court Approvals

Interim Order

On May 23, 2003 the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix B to this Information Circular.

Final Order

The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement and the Arrangement Agreement are approved by Securityholders at the Meeting in the manner required by the Interim Order, Peyto will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for June 27, 2003 at 9:45 a.m. (Calgary time), or as soon thereafter as counsel may be heard, at The Court House, 611 - 4th Street S.W., Calgary, Alberta. At the hearing, any Securityholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Peyto a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on June 26, 2003. Service of such notice shall be effected by service upon the solicitors for Peyto: Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: D.J. McDonald, Q.C. See *"Notice of Petition"*.

The Trust Units to be issued pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by section 3(a)(10) thereof. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities issued pursuant to the Arrangement will not require registration under the 1933 Act.

Peyto has been advised by its counsel, Burnet, Duckworth & Palmer LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Peyto, AcquisitionCo or the Trust may determine not to proceed with the Arrangement.

Conditions Precedent to the Arrangement

The respective obligations of Peyto, AcquisitionCo and the Trust to complete the Arrangement are subject to a number of conditions which must be satisfied on or before the Effective Date. These conditions include:

(a) the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Shareholders and Optionholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(b) the Final Order shall have been granted in form and substance satisfactory to Peyto, AcquisitionCo and the Trust acting reasonably not later than July 31, 2003 or such later date as the parties may agree;

(c) the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to Peyto, AcquisitionCo and the Trust, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(10) of the ABCA;

(d) there shall not be in force any order or decree of a court of competent jurisdiction or of any federal, provincial, municipal or other governmental department, commission, board, agency or regulatory body restraining, interfering with or enjoining the consummation of the transactions contemplated by the Arrangement Agreement;

(e) all necessary third party and regulatory and similar reviews, consents and approvals with respect to the transactions contemplated by the Arrangement Agreement shall have been completed or obtained including, without limitation, consents and approvals from Peyto's principal lenders;

(f) there shall not, as of the Effective Date, be Securityholders that hold, in aggregate, in excess of 5% of all Securities that have validly exercised their rights of dissent under the ABCA and the Interim Order; and

(g) the approval of the TSX of the conditional listing of the Trust Units to be issued pursuant to the Arrangement shall be obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date.

Upon the conditions being fulfilled or waived, Peyto intends to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Securityholders authorizes the board of directors, without further notice to or approval of such Securityholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix A for the text of the Arrangement Resolution.

Recommendation of the Board of Directors

The board of directors has unanimously concluded that the Arrangement, in its opinion, is in the best interests of Peyto and the Securityholders and recommends that Securityholders vote in favour of the Arrangement Resolution.

Each member of the board of directors intends to vote all Securities held by him in favour of the Arrangement Resolution.

Holders of an aggregate of 9,311,406 Common Shares and 3,201,333 Options (including all of the directors and officers of Peyto) representing 21.4% of the outstanding Common Shares and 89.4% of the outstanding Options, respectively, have agreed to vote all of the Common Shares and Options beneficially owned by them in favour of the Arrangement and all other matters to be considered at the Meeting.

Fairness Opinion

The board of directors received an opinion dated May 23, 2003 from FirstEnergy Capital Corp., its independent financial advisor, stating that, in the opinion of FirstEnergy Capital Corp., as of May 23, 2003, the Arrangement is fair, from a financial point of view, to Securityholders.

A copy of the Fairness Opinion is attached as Appendix D to this Information Circular. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.

The board of directors unanimously concurs with the views of FirstEnergy Capital Corp. and such views were an important consideration in the board's decision to proceed with the Arrangement.

Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, Peyto will apply for the Final Order approving the Arrangement. If the Final Order is obtained on June 27, 2003 in form and substance satisfactory to Peyto, AcquisitionCo and the Trust, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Peyto expects the Effective Date will be on or about July 1, 2003. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Peyto's objective is to have the Effective Date occur on or about July 1, 2003 or as soon as is practicable thereafter. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final.

Procedure for Exchange of Shares

Shareholders

Shareholders must complete and return the enclosed Letter of Transmittal, together with the certificate(s) representing their Common Shares, to the Depository at one of the offices specified in the Letter of Transmittal in order to receive Trust Units for their Common Shares under the Arrangement.

General

Shareholders whose Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Common Shares.

The use of the mail to transmit certificates representing Common Shares and the Letter of Transmittal is at each Securityholder's risk. Peyto recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

All signatures on (i) the Letter of Transmittal and (ii) certificates representing Common Shares must be guaranteed by an Eligible Institution, unless otherwise provided. In order to receive Trust Units after the Effective Date, Shareholders must submit their share certificate(s) to the Depositary.

Canadian Federal Income Tax Considerations

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to Peyto and the Trust ("Counsel"), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the *Income Tax Act* (Canada) and the regulations thereunder (the "Tax Act") generally applicable to a Shareholder who holds Common Shares and will hold the Notes and Trust Units to be acquired pursuant to the Arrangement as capital property and who deals at arm's length with and is not affiliated with Peyto, POT or the Trust. Generally, the Common Shares and the Trust Units will be considered to be capital property to a holder provided that the holder does not hold the Common Shares or the Trust Units in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Common Shares or Trust Units as capital property may, in certain circumstances, be entitled to treat the Common Shares and the Trust Units as capital property by making an irrevocable election under subsection 39(4) of the Tax Act. This summary is not applicable to a Shareholder that is a "financial institution", a "specified financial institution" or to a Shareholder interest in which would be a "tax shelter investment", in each case as defined in the Tax Act.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the "Proposed Amendments"), Counsel's understanding of the current published administrative practices of the CCRA and certificates as to certain factual matters provided by the Administrator. This summary assumes that the Proposed Amendments will be enacted substantially in the form proposed, although no assurance can be given in this regard.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action nor any changes in the administrative practices of the CCRA. This summary is not exhaustive of all Canadian federal income tax consequences of the Arrangement, nor does it take into account provincial, territorial, or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be nor should it be construed to be legal or tax advice to any particular Shareholder and no representations with respect to the income tax consequences to any particular Shareholder are made. Consequently, Shareholders should consult their own tax advisors with respect to their particular circumstances.

Exchange of Common Shares Pursuant to the Arrangement

Residents of Canada

The following portion of the summary is applicable to a Shareholder who participates in the Arrangement and who, at all relevant times, is resident or deemed to be resident in Canada for the purposes of the Tax Act.

A Shareholder who participates in the Arrangement will receive Notes in exchange for the holder's Common Shares and subsequently will receive Trust Units in exchange for such Notes. Such Shareholder will effectively realize a capital gain (or capital loss) equal to the amount by which the fair market value of the Units so received exceeds (or is less than) the adjusted cost base of such Shareholder's Common Shares immediately before the Effective Time and any reasonable costs of disposition. The cost to the Shareholder of the Trust Units so received will be equal to the fair market value thereof at the Effective Time.

One half of any capital gain realized by a Shareholder will be included in the Shareholder's income under the Tax Act for the year of disposition as a taxable capital gain. One half of any capital loss realized on the disposition of Common Shares may be deducted against any taxable gains realized by the Shareholder in the year of disposition, in the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act. In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Shareholder on the Common Shares, to the extent and under the circumstances described in the Tax Act.

Non-Residents of Canada

The following portion of the summary is applicable to a Shareholder who participates in the Arrangement and, at all relevant times, for the purposes of the Tax Act, is not, and is not deemed to be resident in Canada

A Shareholder who participates in the Arrangement will receive Notes in exchange for the holder's Common Shares and subsequently will receive Trust Units in exchange for such Notes. The disposition of Common Shares and Notes pursuant to the Arrangement will not give rise to capital gains subject to tax under the Tax Act to a Shareholder who is not resident or deemed to be resident in Canada; provided that the Common Shares and Notes, are not "taxable Canadian property" of the holder for the purposes of the Tax Act. Neither the Common Shares nor the Notes will be considered taxable Canadian property to such a holder unless: (a) the holder holds or uses, or is deemed to hold or use, the Common Shares or Notes in the course of carrying on business in Canada; (b) the Common Shares or Notes are "designated insurance property" of the holder for purposes of the Tax Act; or (c) the Common Shares or Notes are otherwise deemed to be taxable Canadian property of the holder and in the case of Common Shares, at any time during the five year period immediately preceding the disposition of the Common Shares the holder or persons with whom the holder did not deal at arm's length or any combination thereof, held more than 25% of the issued Common Shares of any class of the capital stock of Peyto;

If the Common Shares constitute taxable Canadian Property to a particular non-resident Shareholder the disposition thereof will, subject to any relief provided under an applicable double taxation treaty, generally give rise to a capital gain (or capital loss) in the same manner as described above under the heading "Residents of Canada". Non-resident Shareholders are advised to consult with their tax advisors with respect to the application of a double taxation treaty, the calculation of liability for Canadian taxes and the requirement to file a Canadian tax return.

Dissenting Shareholders

The following portion of the summary is applicable to a Shareholder who dissents from the Arrangement.

Under the Arrangement, a dissenting Shareholder will be entitled to be paid by AmalgamationCo or the Trust an amount equal to the fair market value of the Common Shares held by such Shareholder determined as of the appropriate date. See "*The Arrangement – Rights of Dissent*". Pursuant to the current administrative practice of the CCRA such a Shareholder will be considered to have disposed of the holder's Common Shares for proceeds of disposition equal to the amount paid by AmalgmationCo or the Trust to such holder and will generally realize a capital gain (or capital loss) equal to the amount by which the fair market value of the amount so received exceeds (or is less than) the aggregate of such Shareholder's adjusted cost base of such Common Shares immediately before the Effective Time and any reasonable costs of disposition. Any interest awarded by a Court will generally be considered interest income for purposes of the Tax Act and in the case of a non-resident Shareholder will be subject to a withholding tax at the rate of 25%, subject to reduction pursuant to the terms an applicable double taxation treaty.

Status of the Trust

Based on certain factual representations made by the Administrator and on the assumption that the Trust elects under the Tax Act to be a "mutual fund trust" from its creation, the Trust will qualify as a "mutual fund trust" under the Tax Act and it is assumed that it will continue to so qualify at all times. **In the event the Trust was not to so qualify as a mutual fund trust at a particular time, the income tax considerations would be materially different in certain respects from those described herein and the Trust could be liable to pay tax under Part XII.2 of the Tax Act.**

Taxation of the Trust

The Trust's taxation year ends on December 31 of each year and it will be subject to taxation on its taxable income for each year. In computing its income the Trust must include interest accruing that becomes received or receivable by it before the end of the year, and any net income of POT paid or payable to it by POT, less the portion thereof that it deducts in respect of amounts paid or payable in the year to Unitholders or otherwise appropriately designates to be income of Unitholders. An amount will be considered to be payable to a Unitholder in a taxation year if the Unitholder is entitled in that year to enforce payment of the amount.

Costs incurred by the Trust with respect to the issuance of Trust Units generally may be deducted by the Trust at the rate of 20% per year, pro-rated where the Trust's taxation year is less than 365 days. The Trust will also will be entitled to deduct reasonable current expenses incurred in its ongoing operations.

A redemption of Trust Units for POT Notes and the distribution by the Trust to a Unitholder of such POT Notes upon a redemption of Trust Units will be treated as a disposition by the Trust of such POT Notes for proceeds of disposition equal to the fair market value thereof. The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Trust Units during the year (the "Capital Gains Refund"). In certain circumstances, the Capital Gains Refund for a particular taxation year may not completely offset the Trust's tax liability for such taxation year in respect of such capital gains.

Under the Trust Indenture, an amount equal to all of the income of the Trust for each year net of the Trust's deductions and expenses generally will be payable to its Unitholders by way of cash distributions, subject to the exceptions described below. Income also may be used to finance cash redemptions of Trust Units. Any part of the income may be payable, at the Trustee's option, in the form of additional Trust Units ("Reinvested Trust Units").

Counsel has been advised by the Administrator that the Trust intends to make sufficient distributions in each year of its net income for tax purposes so that the Trust generally will not be liable for any material amounts of income tax under the Tax Act.

Taxation of POT

POT will be taxable on its income determined under the Tax Act for each year, which will include income, except to the extent such income is paid or payable or deemed to be paid or payable in such year to its unitholder and is deducted by POT in computing its income for tax purposes or is otherwise appropriately designated as income of its unitholder. POT will generally be entitled to deduct its cumulative Canadian exploration expense; an appropriate portion of its cumulative Canadian development expense and other expenses incurred to earn income from a business or property provided such expenses are reasonable and otherwise deductible, subject to the relevant provisions of the Tax Act. POT's taxation year ends on December 31 of each year.

The cost to POT of the NPI will be added to its cumulative Canadian oil and gas property expense ("COGPE") account. In computing its income for a taxation year, the POT may deduct from any source an amount not exceeding 10%, on a declining balance basis, of its cumulative COGPE account at the end of that year. Where, as a result of a sale of a property by AmalgamationCo and the extinguishing of the portion of the NPI with respect thereto any proceeds of disposition become receivable by POT in a taxation year, the amount of such proceeds will be required to be deducted from the balance of the POT's cumulative COGPE account otherwise determined. If, after taking into account all additions and deductions for any taxation year, the balance of the POT's cumulative COGPE account is negative at the end of such taxation year, the negative balance will be included in the income of the POT for such year.

Under the POT Trust Indenture, all or a portion of the income of POT for each year, as calculated under the Tax Act, together with the taxable and non-taxable portion of any capital gains realized by POT in the year, will be payable in the year to holder of the POT Units in accordance with the decision of the Administrator. POT will be taxable in circumstances where less all of its net income is paid or payable to the holder of POT Units.

Taxation of Unitholders

Residents of Canada

The following portion of the summary describes the principal Canadian federal income tax considerations generally applicable to a holder of Common Shares who acquires Trust Units pursuant to the Arrangement and who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada.

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, notwithstanding that any such amount is payable in Reinvested Trust Units. Income of a Unitholder from the Trust Units will be considered to be income from property and not resource income (or "resource profits") for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as a loss of, a Unitholder. However, provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains that are paid or payable to a Unitholder will effectively retain their character and be treated as taxable capital gains in the hands of the Unitholder for purposes of the Tax Act.

The non taxable portion of any net realized capital gains of the Trust (being one half thereof) that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable to a Unitholder in a year should not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder (other than as proceeds of disposition in respect of the redemption of Trust Units) this will give rise to a reduction in the adjusted cost base of the Trust Units held by such Unitholder, except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder. To the extent that the adjusted cost base of a Trust Unit would otherwise be less than nil, the negative amount will be deemed to be a capital gain realized by the Unitholder from the disposition of Trust Units in the year in which the negative amount arises.

The cost to a Unitholder of a Trust Unit received under the Arrangement will be the fair market value thereof at the time of receipt. Reinvested Trust Units issued to a Unitholder in lieu of a cash distribution of income will have a cost equal to the fair value of such Trust Units. Under the Tax Act, Reinvested Trust Units and any other Trust Units already owned by a Unitholder will be "identical properties". Accordingly, the adjusted cost base of each Trust Unit will be required to be calculated on a moving average basis. A new average adjusted cost base for each Trust Unit is calculated at the time of each purchase, receipt of Reinvested Trust Units or other acquisition of Trust Units. The adjusted cost base of property disposed of is based on such average as calculated immediately prior to the disposition.

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, whether on redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described herein) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition.

A redemption of Units in consideration for cash, POT Notes or Redemption Notes, as the case may be, will be a disposition of such Units for proceeds equal to the amount of such cash or the fair market value of such notes, less any portion thereof that is considered to be a distribution out of the income of the Trust. The receipt of POT Notes or Redemption Notes in substitution for Units may result in a change in the income tax characterization of distributions. Such a Unitholder will be required to include in income, interest on the Redemption Notes or POT Notes (including interest that had accrued to the date of the acquisition of the POT Notes by the Unitholder) in accordance with the provisions of the Tax Act. To the extent that the Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the POT Notes, an offsetting deduction will be available. Unitholders should consult with their own tax advisors as to the consequences of receiving POT Notes or Redemption Notes on a redemption.

One half of any capital gain realized by a Unitholder and the amount of any net taxable capital gains designated by the Trust in respect of the Unitholder will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One half of any capital loss realized on the disposition of a Trust Unit may be deducted against any taxable gains realized by the Unitholder in the year of disposition, in the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act.

Taxable capital gains, either on a disposition of Trust Units or designated by the Trust to be on behalf of Unitholders, realized by a Unitholder who is an individual may give rise to alternative minimum tax depending on the Unitholder's circumstances. A Unitholder that is a "Canadian controlled private corporation" as defined in the Tax Act may be liable to pay additional refundable tax of 6⅔% on certain investment income including taxable capital gains and interest.

Non Residents of Canada

The following portion of the summary describes the principal Canadian federal income tax considerations generally applicable to a holder of Common Shares who acquires Trust Units pursuant to the Arrangement and who, for the purposes of the Tax Act and at all relevant times, is not, and is not deemed to be resident in Canada.

Any distribution of income of the Trust to a holder of Trust Units who is not resident or deemed to be resident in Canada will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and such holder's jurisdiction of residence. A holder of Trust Units resident in the United States who is entitled to claim the benefit of the Canada-US. Income Tax Convention will be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed. Certain corporations resident in the United States but not subject to taxation therein may not be considered by the CCRA to be residents of the United States for the purposes of the Convention.

A disposition or deemed disposition of a Trust Unit, whether on redemption, or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a holder of Trust Units who is not resident or deemed to be resident in Canada; provided that the Trust Units, are not "taxable Canadian property" of the holder of Trust Units for the purposes of the Tax Act. Trust Units will not be considered taxable Canadian property to such a holder unless: (a) the holder holds or uses, or is deemed to hold or use, the Trust Units in the course of carrying on business in Canada; (b) the Trust Units are "designated insurance property" of the holder for purposes of the Tax Act; (c) at any time during the five year period immediately preceding the disposition of the Trust Units the holder or persons with whom the holder did not deal at arm's length or any combination thereof, held more than 25% of the issued Trust Units of the Trust; or (d) the Trust is not a mutual fund trust on the date of disposition.

If the Trust Units constitute taxable Canadian Property to a particular non-resident Unitholder the disposition thereof will, subject to any relief provided under an applicable double taxation treaty, generally give rise to a capital gain (or capital loss) in the same manner as described above under the heading "Residents of Canada". Non-resident Unitholders are advised to consult with their tax advisors with respect to the application of a double taxation treaty, the calculation of liability for Canadian taxes and the requirement to file a Canadian tax return.

Tax Exempt Unitholders

Provided the Trust qualifies as a mutual fund trust, the Trust Units will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (the "Exempt Plans"). If the Trust ceases to qualify as a mutual fund trust, Trust Units will cease to be qualified investments for the Exempt Plans. Adverse tax consequences may apply to a Exempt Plan, or an annuitant thereunder, if the Exempt Plan acquires or holds property that is not a qualified investment for the plan.

Where an Exempt Plan receives POT Notes as a result of a redemption of Trust Units, such POT Notes will not be qualified investments for the Exempt Plan under the Tax Act, and this will give rise to adverse consequences to the Exempt Plan or the annuitant thereunder. Accordingly, the Exempt Plans that own Trust Units should consult their own tax advisors before deciding to exercise the redemption rights thereunder.

Provided the Trust restricts its holdings in foreign property within the limits provided in the Tax Act, and provided the Trust qualifies as a mutual fund trust the Trust Units will not be foreign property for Exempt Plans (other than registered education savings plans), registered pension plans or other persons subject to tax under Part XI of the Tax Act. Registered education savings plans are not subject to tax under Part XI of the Tax Act.

ELIGIBILITY FOR INVESTMENT

Subject to the assumptions, limitations and restrictions described under "Canadian Federal Income Tax Considerations", in the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Trust, as at the date of this prospectus, the Trust Units acquired pursuant to the Arrangement will be qualified investments for trusts governed by the Plans and will not be foreign property within the meaning of the Tax Act. See "Canadian Federal Income Tax Considerations".

Rights of Dissent

The following description of the rights of Dissenting Securityholders is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such Securityholder's Securities and is qualified in its entirety by the reference to the full text of the Interim Order which is attached to this Information Circular as Appendix B and the text of section 191 of the ABCA which is attached to this Information Circular as Appendix I. Pursuant to the Interim Order, dissenting Optionholders are given rights analogous to the rights of dissenting Shareholders under the ABCA. **A Securityholder who intends to exercise his right of dissent and appraisal should carefully consider and comply with the provisions of section 191 of the ABCA, as modified by the Interim Order. Failure to comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.**

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Under the Interim Order, a registered Securityholder is entitled, in addition to any other rights he may have, to dissent and to be paid by Peyto or the Trust the fair value of the Securities held by him in respect of which he dissents, determined as of the close of business on the last business day before the Meeting. A Securityholder may dissent only with respect to all of the Securities held by him or on behalf of any one beneficial owner and registered in the Dissenting Securityholder's name. **Persons who are beneficial owners of Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered owner of such securities is entitled to dissent. Accordingly, a beneficial owner of Securities desiring to exercise his right of dissent must make arrangements for the Securities beneficially owned by him to be registered in his name prior to the time the written objection to the Arrangement Resolution is required to be received by Peyto or, alternatively, make arrangements for the registered holder of his Securities to dissent on his behalf.**

A Dissenting Securityholder must send to Peyto a written objection to the Arrangement Resolution, which written objection must be received by Peyto, c/o Burnet, Duckworth & Palmer LLP, 1400, 350 - 7th Avenue S.W., Calgary, Alberta T2P 3N9, D.J. McDonald, Q.C., on or before the business day immediately preceding the Meeting. No Securityholder who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement. An application may be made to the Court by Peyto or the Trust, or by a Dissenting Securityholder to fix the fair value of the Dissenting Securityholder's Securities. If such an application to the Court is made by either Peyto, the Trust or a Dissenting Securityholder, Peyto or the Trust must, unless the Court otherwise orders, send to each Dissenting Securityholder a written offer to pay him an amount considered by the board of directors to be the fair value of the Securities held by such Dissenting Securityholders. The offer, unless the Court otherwise orders, will be sent to each Dissenting Securityholder at least 10 days before the date on which the application is returnable, if Peyto or the Trust is the applicant, or within 10 days after Peyto is served with notice of the application, if a Dissenting Securityholder is the applicant. The offer will be made on the same terms to each Dissenting Securityholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Securityholder may make an agreement with Peyto or the Trust for the purchase of his Securities by Peyto or the Trust, in the amount of Peyto's offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Securities.

A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Securities of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against Peyto and in favour of each of those Dissenting Securityholders, and fixing the time within which Peyto must pay that amount payable to the Dissenting Securityholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as a Securityholder until the date of payment.

As part of the Arrangement, the Common Shares held by Dissenting Securityholders will be cancelled prior to the amalgamation of Peyto and AcquisitionCo and such Dissenting Securityholder will cease to have any rights as a Securityholder other than the right to be paid the fair value of such Securityholder's Securities in the amount agreed to between Peyto and the Securityholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Securityholder may withdraw his dissent, or Peyto may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Securityholder will be discontinued.

Peyto or the Trust shall not make a payment to a Dissenting Securityholder under section 191 of the ABCA if there are reasonable grounds for believing that Peyto is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Peyto or the Trust would thereby be less than the aggregate of its liabilities. In such event, Peyto or the Trust shall notify each Dissenting Securityholder that it is lawfully unable to pay Dissenting Securityholders for their Securities in which case the Dissenting Securityholder may, by written notice to Peyto or the Trust within 30 days after receipt of such notice, withdraw his written objection, in which case such Securityholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a Securityholder. If the Dissenting Securityholder does not withdraw his written objection he retains his status as a claimant against Peyto or the Trust to be paid as soon as Peyto or the Trust is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to Securityholders of Peyto or the Trust.

All Securities held by Securityholders who exercise their right of dissent will, if the Securityholders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Peyto in exchange for such fair value as of the Effective Date. If such Securityholders ultimately are not so entitled to be paid the fair value therefor, such Securities will be changed into Trust Units or, in the case of Options, cash, and such Securityholders will be issued Trust Units or cash, as the case may be, on the same basis as all other Securityholders pursuant to the Arrangement.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligation of Peyto, AcquisitionCo and the Trust to complete the Arrangement, that there shall not, as of the Effective Date, be Securityholders of Securities that hold in excess of 5% of all Securities, that have validly exercised their rights of dissent under the ABCA and the Interim Order.

Interests of Certain Persons in the Arrangement

The management of Peyto understands that each of the directors and officers presently intends to vote the Securities owned or controlled by them in favour of the Arrangement Resolution proposed to be considered at the Meeting.

Holders of an aggregate of 9,311,406 Common Shares and 3,581,999 Options (including all of the directors and officers of Peyto) representing 21.4% of the outstanding Common Shares and 89.4% of the outstanding Options, respectively, have agreed to vote all of the Common Shares and Options beneficially owned by them in favour of the Arrangement and all other matters to be considered at the Meeting.

Peyto has retained FirstEnergy Capital Corp. to be the financial advisor to Peyto and its board of directors with respect to the Arrangement. FirstEnergy Capital Corp. has received and will receive fees from Peyto for services rendered.

Expenses of the Arrangement

The estimated costs to be incurred by Peyto relating to the Arrangement including, without limitation, financial advisory, accounting and legal fees and the preparation and printing of this Information Circular are expected to aggregate $1,500,000.

Stock Exchange Listings

It is a condition to the completion of the Arrangement that the TSX shall have approved the listing of the Trust Units, subject only to the filing of required documents which cannot be filed prior to the Effective Date. Conditional approval has been obtained from the TSX subject to the requirements of such exchange which are expected to be met on the Effective Date or as soon as reasonably practicable thereafter.

Securities Law Matters

The Trust Units to be issued in exchange for Common Shares pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada. The Trust Units will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces and territories of Canada.

Notice of proposed Arrangement of the issuance of the Trust Units pursuant thereto is being submitted to the Quebec Securities Commission on behalf of the Trust, as well as an application for an exemption from the prospectus and registration requirements of applicable securities laws in the Province of Quebec in respect of the resale of the Trust Units to be issued pursuant to the Arrangement to Securityholders who are resident in Quebec.

Completion of the Arrangement is subject to approval of, among other things, or non-objection by, the Quebec Securities Commission in respect of the issuance of the Trust Units pursuant to the Arrangement to the extent applicable. **In the event of such approval or non-objection but if an exemption is not obtained in respect of the first trade of Trust Units issued to former Shareholders pursuant to the Arrangement who are resident in the province of Quebec will be subject to restrictions on their resale until such time as the Trust Units becomes a reporting issuer Quebec for the prescribed period of time. Peyto is not now a reporting issuer in Quebec.**

Applications will also be made so as to relieve AmalgamationCo from being a "reporting issuer" under applicable securities legislation, with the result that it will not have to comply with the continuous disclosure requirements thereof.

The Trust Units to be issued pursuant to the Arrangement will not be registered under the 1933 Act in reliance upon the exemption from registration provided by section 3(a)(10) of the 1933 Act. The Trust Units issued to a former Shareholder who is not an "affiliate" of Peyto immediately before the Arrangement, and is not an "affiliate" of AmalgamationCo or the Trust immediately after the Arrangement, may be resold in the United States without restriction under the 1933 Act. Former Shareholders who are affiliates of Peyto prior to the Arrangement, or affiliates of AmalgamationCo or the Trust after the Arrangement, may not re-sell their Trust Units in the United States without an exemption from registration under the 1933 Act. For the purposes of the 1933 Act, an "affiliate" of Peyto, AmalgamationCo or the Trust is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Peyto, AmalgamationCo or

the Trust, as the case may be and generally includes, without limitation, any officer, director or principal shareholder of Peyto, AmalgamationCo or the Trust. Shareholders are urged to consult their legal advisors prior to disposing of Trust Units outside Canada to determine the extent of all applicable resale provisions.

Legal Matters

Certain legal matters relating to the Arrangement are to be passed upon at the Closing by Burnet, Duckworth & Palmer LLP, on behalf of Peyto. As at May 21, 2003, the partners and associates of Burnet, Duckworth & Palmer LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares. Mr. Chetner, a partner at Burnet, Duckworth & Palmer LLP, is currently a director of Peyto and has been nominated for election as a director of Peyto at the Meeting.

INFORMATION CONCERNING THE TRUST

The Trust is an open-end, unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at 2900, 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1.

Trust Unitholders will be the sole beneficiaries of the Trust. Valiant Trust Company is the initial trustee of the Trust. The Trust will not be managed by a third party manager. Following the completion of the Arrangement, the Trust, POT and AmalgamationCo will be managed by the management of AmalgamationCo.

The Trust will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement. The Trust Units to be issued in connection with the Arrangement have been conditionally approved for listing on the TSX subject to the requirements of such exchange, which are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. Listing will be subject to the Trust fulfilling all of the requirements of the TSX. See *"The Arrangement - Stock Exchange Listings"*.

Reference is made to Appendix E, *"Information Concerning the Trust"* for a description of the Trust and its securities.

INFORMATION CONCERNING PEYTO OPERATING TRUST

POT is an open-end, unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the POT Indenture. POT was established for the purposes of conducting exploration and development activities in respect of Peyto's Undeveloped Properties and properties acquired in the future as well as investing in the securities of AmalgamationCo or any other Subsidiary of POT. The head and principal office of POT is located at 2900, 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1.

The Trust will be the sole beneficiary of POT. Valiant Trust Company is the initial trustee of POT. Following the completion of the Arrangement, POT will be managed by the management of AmalgamationCo.

Reference is made to Appendix G, *"Information Concerning Peyto Operating Trust"* for a description of POT and its securities.

INFORMATION CONCERNING ACQUISITIONCO

AcquisitionCo is a corporation incorporated pursuant to the provisions of the ABCA for purposes of participating in the Arrangement, including creating and issuing the Notes required for implementing the Arrangement. The head and principal office of AcquisitionCo is located at 2900, 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1 and its registered office is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

The Trust owns all of the issued and outstanding common shares in the capital of AcquisitionCo. As part of the Arrangement, AcquisitionCo will amalgamate with Peyto to form AmalgamationCo.

INFORMATION CONCERNING AMALGAMATIONCO

AmalgamationCo will be the resultant corporation from the amalgamation of Peyto and AcquisitionCo pursuant to the provisions of the ABCA.

The head and principal office of AmalgamationCo will be located at 2900, 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1 and its registered office will be located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9. AmalgamationCo will have a

board of directors comprised of not more than 11 nor less than 1 members. Initially, AmalgamationCo will have a board of directors comprised of 6 persons. See Appendix F, *"Information Concerning AmalgamationCo - Directors and Officers"*, Peyto's AIF, *"Directors and Officers"* and *"Annual Meeting Matters – Election of Directors"* herein for information respecting the principal occupations and experience and qualifications of the initial directors and officers of AmalgamationCo. Trust Unitholders will be entitled to elect the board of directors of AmalgamationCo.

AmalgamationCo will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement. Application will be made to the securities regulatory authorities to deem AmalgamationCo to have ceased to be a reporting issuer, with the result that it will not have to comply with those reporting requirements.

Reference is made to Appendix F, *"Information Concerning AmalgamationCo"* for a detailed description of AmalgamationCo.

INFORMATION CONCERNING PEYTO

Peyto is a corporation amalgamated and subsisting pursuant to the provisions of the ABCA. Peyto is actively engaged in the exploration for, and the acquisition, development and production of, oil and natural gas in the Provinces of Alberta and British Columbia. Peyto is a reporting issuer or the equivalent thereof in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and its Common Shares are listed and posted for trading on the TSX.

Peyto's registered office is at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, and its head and principal office is at 2900, 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1.

Incorporation by Reference

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Finance of Peyto, 2900, 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1, phone (403) 261-6902 or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) web site at www.sedar.com. For the purpose of the Province of Québec, this information circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice-President, Finance of Peyto at the above-mentioned address and telephone number.

The following documents of Peyto, filed with the various securities commissions or similar regulatory authorities in the Provinces of Canada, are specifically incorporated by reference into and form an integral part of this Information Circular:

1. Peyto's AIF, which includes the management's discussion and analysis of the financial condition and operations of Peyto for the year ended December 31, 2002;

2. the audited comparative consolidated financial statements of Peyto and the notes thereto as at and for the period ended December 31, 2002, together with the report of the auditor thereon;

3. the unaudited comparative consolidated interim financial statements of Peyto as at and for the three months ended March 31, 2003;

4. the management's discussion and analysis of the financial conditions and operations of Peyto for the three months ended March 31, 2003; and

5. Peyto's material change report dated April 22, 2003 regarding the Arrangement.

Any material change reports (excluding confidential reports), comparative interim financial statements and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by Peyto with the securities commissions or similar regulatory authorities in the Provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other

subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

ANNUAL MEETING MATTERS

Election of Directors

At the Meeting it is proposed that 6 directors be elected to hold office until the next annual meeting or until their successors are elected or appointed. There are presently 6 directors of the Corporation, each of whom retire from office at the Meeting.

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of the election as directors of the 6 nominees hereinafter set forth:

Rick Braund
Donald Gray
Brian Craig
John Boyd
Stephen J. Chetner
Michael MacBean

The names and municipalities of residence of the persons nominated for election as directors, the number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in the Corporation, the period served as director and the principal occupation of each are as follows:

Name and Municipality of Residence	Offices Held and Time as Director	Number of Common Shares Beneficially Owned Directly and Indirectly (2)	Principal Occupation
Rick Braund (3) Calgary, Alberta	Chairman of the Board since October 1998	1,437,854 (3.3%)	Chairman of Buck Oil Ltd., a private oil and gas company, since 1999.
Donald Gray (3) Calgary, Alberta	President, Chief Executive Officer and Director since October 1998	1,699,555 (3.9%)	President, Chief Executive Officer and a Director of the Corporation since October 1998.
Brian Craig (1) (3) Calgary, Alberta	Director since October 1998	302,433 (0.7%)	President and Chief Executive Officer of Solium Capital Inc., a publicly traded technology company, since May 2002.
John Boyd (1) (3) Hillarys, W. Australia	Director since July 2002	4,029,500 (9.3%)	Private Investor.
Stephen J. Chetner (1) (3) Calgary, Alberta	Director since December 2000	208,100 (0.5%)	Partner at Burnet, Duckworth & Palmer LLP, Barristers and Solicitors, a Calgary based law firm, since 2002.
Michael MacBean (1) (3) Swift Current, Saskatchewan	Proposed Director	120,000 (0.3%)	Chief Executive Officer of Diamond Energy Services Inc., an oil services company since October 1998.

Notes:

(1) Member of the Audit Committee. The Corporation does not have an Executive Committee.
(2) The directors and officers also hold options to acquire an aggregate of 3,201,333 Common Shares at exercise prices ranging from $0.52 to $9.10 per Common Share, which options expire on January 18, 2005 (as to options to acquire 11,000 Common Shares at an

exercise price of $0.52), February 7, 2006 (as to options to acquire 815,555 Common Shares at an exercise price of $2.60), February 14, 2006 (as to options to acquire 596,888 Common Shares at an exercise price of $2.70), July 10, 2006 (as to options to acquire 266,667 Common Shares at an exercise price of $3.09), January 14, 2007 (as to options to acquire 266,666 Common Shares at an exercise price of $4.03), March 15, 2007 (as to options to acquire 871,224 Common Shares at an exercise price of $5.51), July 10, 2007 (as to options to acquire 133,333 Common Shares at an exercise price of $6.20), August 9, 2007 (as to options to acquire 170,000 Common Shares at an exercise price of $6.40), September 4, 2007 (as to options to acquire 20,000 Common Shares at an exercise price of $7.70) and November 8, 2007 (as to options to acquire 50,000 Common Shares at an exercise price of $9.10).

(3) Member of Reserves Committee.

The information as to Common Shares beneficially owned, directly or indirectly or over which control or direction is exercised, is based upon information furnished to the Corporation by the nominees. Each of the nominees is now a director and was elected to his present term of office by a vote of Peyto's Shareholders at a meeting, the notice of which was accompanied by an information circular, except Messrs. Boyd and MacBean. Messrs. Boyd has been engaged for more than 5 years in his present principal occupations, businesses or employments. Mr. MacBean was a Senior Investment Analyst for ARC Financial Corporation prior to becoming Chief Executive Officer of Diamond Energy Services Inc.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to appoint the firm of Ernst & Young LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Corporation until the next annual meeting of the Shareholders and to authorize the directors to fix their remuneration as such. Ernst & Young LLP have been the Corporation's auditors since 1999.

Directors' and Officers' Compensation

Determination of Executive Compensation

The Board has appointed a Compensation Committee composed of three non-management directors, Messrs. Broadfoot, Craig and Boyd.

Report on Executive Compensation

The Compensation Committee meets from time to time each year for the purpose of reviewing the overall compensation policy. The Compensation Committee makes specific recommendations to the Board on salaries of officers, bonus payments, stock option allocations and directors' compensation. The Board reviews all recommendations of the Compensation Committee before final approval. Any director who is also an executive officer of the Corporation is excused from the director's meeting during any discussion of his compensation.

The Corporation's compensation philosophy is aimed at attracting and retaining quality and experienced people, which is critical to the success of the Corporation. Employee compensation, including executive officer compensation, is comprised of three elements: base salary, short-term incentive compensation (being cash bonuses) and long-term incentive compensation (being stock options).

Base Salaries

Base salary ranges are determined following a review of comparative data for a number of comparable companies within the same industry. It has been and continues to be the Corporation's approach that the base salary of the senior officers of the Corporation be below the midpoint of salaries for comparable positions in the Corporation's peer group.

Bonuses

In addition to base salaries, the Corporation may award cash bonuses to its employees, including the executive officers. The Board, in consultation with management, establishes annually the basis on which bonuses will be granted. Under this plan all employees are eligible to receive cash bonuses in the event specified performance targets are met or exceeded by the Corporation.

Stock Options

Individual stock options are granted by the Board on the recommendation of the Compensation Committee in consultation with senior management, in the case of employees, and by the Board after consultation with the Compensation Committee in the case of executive officers, including the President and Chief Executive Officer. Stock options are intended to align executive and

Shareholder interests by attempting to create a direct link between compensation and shareholder return. Participation in the Corporation's stock option plan rewards overall corporate performance, as measured through the price of the Corporation's Common Shares. In addition, the plan enables executives to develop and maintain a significant ownership position in the Corporation.

Stock options are normally awarded by the Board upon the commencement of employment with the Corporation based on the level of responsibility within the Corporation. Additional grants are made periodically to recognize the exemplary performance of, or the special contribution by, eligible individuals. An annual grant may be made to eligible individuals based on individual performance and the performance of the Corporation during the most recently completed financial year in relation to performance achieved by industry peer corporations during the comparable period.

The Corporation's stock option plan is designed to motivate executives to focus on the long term interests of the Corporation and its Shareholders. Options may be exercised at the market price in effect on the date of grant and the realizable value of the executives' option grants is entirely dependent on the appreciation in the market price of the Common Shares.

Summary

The Corporation's compensation policies have allowed the Corporation to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing Shareholder value. The Compensation Committee will continue to review compensation policies to ensure that they are consistent with the performance of the Corporation.

Report Submitted by the Compensation Committee:

Mike Broadfoot
Brian Craig
John Boyd

Summary of Executive Compensation

The following table sets forth information concerning the compensation paid to the Corporation's executive officers for each of the Corporation's last three financial years whose salary and bonus for the financial year ended December 31, 2002 exceeded $100,000 (collectively, the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Donald Gray	2002	165,000	275,000	nil	990,000	nil	n/a	nil
President and Chief	2001	140,000	315,000	nil	990,000	nil	n/a	nil
Executive Officer	2000	115,000	250,000	nil	890,000	nil	n/a	nil
Roberto Bosdachin	2002	125,000	275,000	nil	506,667	nil	n/a	nil
Vice-President,	2001	110,000	225,000	nil	403,334	nil	n/a	nil
Exploration	2000	66,000	65,000	nil	500,000	nil	n/a	nil
Darren Gee[2]	2002	120,000	175,000	nil	500,000	nil	n/a	nil
Vice-President,	2001	92,000	120,000	nil	400,000	nil	n/a	nil
Engineering	2000	nil	nil	nil	nil	nil	n/a	nil
Lyle Skaien[3]	2002	120,000	100,000	nil	450,000	nil	n/a	nil
Vice-President,	2001	55,000	65,000	nil	400,000	nil	n/a	nil
Operations	2000	nil	nil	nil	nil	nil	n/a	nil
Sandra Brick	2002	106,667	75,000	nil	250,000	nil	n/a	nil
Vice-President,	2001	75,000	55,000	nil	150,000	nil	n/a	nil
Finance	2000	51,000	25,000	nil	120,000	nil	n/a	nil

Notes:

(1) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the Named Executive Officers.
(2) On March 6, 2001 Mr. Darren Gee was hired as Vice-President, Engineering at a salary of $115,000 on an annualized basis.
(3) On July 9, 2001 Mr. Lyle Skaien was hired as Vice-President, Operations at a salary of $115,000 on an annualized basis.

Stock Options

The following table sets forth the details with respect to all options granted to Named Executive Officers during 2002.

Name	Securities Under Option	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Donald Gray	418,889	25	5.51	5.51	March 15, 2007
Roberto Bosdachin	100,000	6	4.03	4.03	January 14, 2007
	78,889	5	5.51	5.51	March 15, 2007
	170,000	10	6.40	6.40	August 9, 2007
Darren Gee	100,000	6	4.03	4.03	January 14, 2007
	133,334	8	5.51	5.51	March 15, 2007
Lyle Skaien	50,000	3	4.03	4.03	January 14, 2007
	133,333	8	6.20	6.20	July 10, 2007
Sandra Brick	50,000	3	4.03	4.03	January 14, 2007
	63,334	4	5.51	5.51	March 15, 2007
	50,000	3	9.10	9.10	November 8, 2007

The following table sets forth, with respect to the Named Executive Officers, the number of Common Shares acquired and the dollar value realized on exercise of Options during 2002, and the number and value of in-the-money Options held at December 31, 2002:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Stock Options/SARs at FY-End (#) Exercisable/ Unexercisable(2)	Value of Unexercised in-the-Money Stock Options/SARs at FY-End(1) ($) Exercisable/ Unexercisable(2)
Donald Gray	418,889	1,471,166	990,000	7,245,533
Roberto Bosdachin	245,556	1,076,502	506,667	3,313,436
Darren Gee	133,334	366,668	500,000	3,717,331
Lyle Skaien	133,333	392,666	450,000	3,165,334
Sandra Brick	63,334	222,102	250,000	1,556,698

Notes:

(1) Based on the closing price on December 31, 2002 of $11.15 per Common Share less the exercise price.
(2) At December 31, 2002, all Options were unexercisable.

The value of the unexercisable Options (market value of Common Shares less exercise price) at December 31, 2002 was based upon a year-end market price of $11.15 per Common Share.

Change of Control Agreements

Each of the Named Executive Officers of the Corporation is a party to a change of control agreement. In the event of a change of control (as defined in the agreements), the executives have the right, for a period of 120 days following the event causing the change of control, to terminate the agreement and be entitled to the following payments. The President and Chief Executive Officer is entitled to a retiring allowance (less required withholdings) equal to the monthly base salary times 24 and a further retiring allowance (less required withholdings) equal to 15% of the previously calculated amount to compensate for the loss of benefits and perquisites. The Vice-President, Exploration, Vice-President, Engineering, Vice-President, Finance and Vice-President, Operations will be entitled to a retirement allowance (less required withholdings) equal to the sum of the executives' monthly base salary times 12 plus an additional one month (or two months in case of the Vice-President, Operations) of the executives' monthly base salary for each year or part year worked for the Corporation, provided that the retiring allowance shall not exceed the executives' monthly base salary times 18, and a further retiring allowance equal to 15% of the amount previously calculated to compensate the executive for the loss of executive benefits and perquisites. The officers of Peyto have agreed to waive any payment that may be owing pursuant to these agreements arising from the completion of the Arrangement.

Directors' Compensation

In the last completed financial year of the Corporation, none of the directors of the Corporation were paid in their capacities as such. However, the directors are reimbursed for miscellaneous out-of-pocket expenses in carrying out their duties as directors. Directors of the Corporation also participate in the Corporation's stock option plan.

Indebtedness of Directors and Senior Officers

There has not been any indebtedness outstanding by directors or senior officers of the Corporation to the Corporation or its subsidiaries at any time since the commencement of the last completed financial year of the Corporation.

Performance Graph

The following graph illustrates the Corporation's five year cumulative shareholder return, as measured by the closing price of the Common Shares at the end of each financial year, assuming an initial investment of $100, compared to the S&P/TSX Composite Index (formerly the Toronto Stock Exchange 300 Index) and the TSX Oil and Gas Producers Total Return Index, assuming the reinvestment of dividends where applicable.

Cumulative Total Return on $100 Investment Made on December 31, 1997 (Assuming Dividends Reinvested)


5500
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
1998
1999
2000
2001
2002
TSX Oil and Gas Producer
S&P/TSX Composite
Peyto

	1998	1999	2000	2001	2002
Peyto	100	322	1,052	1,726	4,848
S&P/TSX Composite	100	132	142	124	108
TSX Oil and Gas Producer	100	123	179	186	216

Statement of Corporate Governance Practices

The following summary addresses each of the guidelines of the TSX with respect to corporate governance including an explanation of any divergence from the stated guidelines.

The board of directors and management believes in the importance of good corporate governance and its effectiveness in promoting enhanced shareholder value. The TSX has required that listed corporations disclose their approach to corporate governance, making particular reference to the guidelines set out in the December 1994 report of the TSX Committee on Corporate Governance. When a corporation's corporate governance system differs from these guidelines, it is required to give an explanation of the differences. The guidelines contained in the TSX report are not mandatory and the TSX report recognizes that the unique characteristics of individual corporations will result in varying degrees of compliance with such guidelines. The board of directors and management will continue to monitor the current initiatives of the securities regulatory authorities in Canada with respect to corporate governance in order to ensure that our corporate governance practice complies with all applicable legal requirements.

TSX Corporate Governance Guidelines	Do we comply?	Comments
1. Board should explicitly assume responsibility for stewardship of the corporation, and specifically for: a. adoption of a strategic planning process; b. identification of principal risks of the corporation's business and ensure the implementation of appropriate risk-management systems; c. succession planning and monitoring senior management; d. communication policy; and e. integrity of internal control and management systems.	Yes	The Board has full plenary powers and the statutory responsibilities to oversee the conduct of our business and to supervise management, which is responsible for the day-to-day conduct of our business. The Board's fundamental objectives are to enhance and preserve long term shareholder value and to ensure that we meet our objectives on an ongoing basis. The Board has acknowledged its responsibility for our stewardship, including responsibility for: • the appointment of executive officers and for succession planning; • the identification of our principal business risks and ensuring the implementation of appropriate systems to manage these risks; • the approving of all financings and significant acquisitions or dispositions; • ensuring the implementation and integrity of our internal control and management information systems; • approval and monitoring our strategic planning; • monitoring compliance with all significant policies and procedures and applicable laws and regulations; and • ensuring timely and accurate reporting to shareholders of financial and other matters in accordance with applicable law.
2. Majority of directors should be unrelated.	Yes	Four of the six members of the Board are unrelated.
3. Disclose for each director whether he or she is related, and how that conclusion was reached.	Yes	Mr. Braund and Mr. Gray are considered "inside" and "related" directors as they hold the positions of Chairman and President and Chief Executive Officer, respectively. All of the other directors are considered to be "outside" and "unrelated" directors as they have no business relationship with us that are material to either the Corporation or the director.
4. Appoint a committee composed exclusively of non-management directors, the majority of whom are unrelated, with the responsibility of proposing new Board nominees and assessing directors.	No	This function is handled by the board of directors as a whole.
5. Implement a process for assessing the effectiveness of the Board, its committees and individual directors.	No	The board of directors periodically assesses the effectiveness of the Board, its committees and the individual directors.
6. Provide orientation and education programs for new directors.	Yes	We provide orientation to new directors on an *ad hoc* basis upon them being invited to join the board of directors based upon the directors background and knowledge of our operations.

TSX Corporate Governance Guidelines	Do we comply?	Comments
7. Examine the size of the board with a view to effectiveness and consider reducing the size of the Board.	Yes	The board of directors periodically examines the size of the Board with respect to the impact on its effectiveness. The board of directors believes that its current size is appropriate at this time.
8. Review compensation of directors in light of risks and responsibilities.	Yes	The board of directors annually reviews the compensation of directors.
9. a. Committees should generally be composed of non-management directors; and	Yes	All committees, other than the Reserves Committee, which is comprised of the entire Board, are composed exclusively of non-management directors.
b. a majority of committee members should be unrelated.	Yes	All committees have a majority of unrelated directors.
10. Appoint a committee responsible for approach to corporate governance issues.	No	Given the size of the board of directors we believe that these matters can be handled by the Board as a whole.
11. a. Define limits to management's responsibilities by developing mandates for: • the Board; and • the Chief Executive Officer.	Yes	The President and Chief Executive Officer is accountable to the Board for meeting corporate objectives. The Board has delegated to the President and Chief Executive Officer the responsibility for the day-to-day management of our business, subject to compliance with plans and objectives approved from time to time by the Board.
b. The Board should approve the Chief Executive Officer's corporate objectives.	Yes	All plans and corporate objectives are approved by the Board.
12. Establish procedures to enable the Board to function independently of management.	No	The Board has functioned, and is of the view that it can continue to function, independently of management. Given our size and the nature of our business, the Board does not believe that it is necessary to appoint a Chairman who is not a member of management and who is an "outside" and "unrelated" director. The Board and any committee can meet in the absence of management at their discretion.
13. a. Establish an audit committee with a specifically defined mandate.	Yes	The Board has established an audit committee which is responsible for reviewing audit functions and the preparation of financial statements and reviewing and recommending for approval to the Board all public disclosure information such as financial statements and prospectuses. The audit committee also ensures that management has effective internal control systems and meets from time to time with external auditors without management present.
b. All members of the audit committee should be non-management directors.	Yes	All of the members of the audit committee are non-management directors.

TSX Corporate Governance Guidelines	Do we comply?	Comments
14. Implement a system to enable individual directors to engage outside advisors, at the corporation's expense.	Yes	Individual directors may engage outside advisors, at our expense, in appropriate circumstances.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Peyto to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of Peyto who will be specifically remunerated therefor. All costs of the solicitation will be borne by Peyto. Peyto has not made a decision to engage proxy solicitation agents to encourage the return of completed proxies by Securityholders and to solicit proxies in favour of the Arrangement Resolution. Peyto may however do so, and if it does, it expects that the costs in respect of such services will not exceed $100,000, which amount would be paid by Peyto.

Appointment and Revocation of Proxies

Accompanying this Information Circular are, in the case of holders of Common Shares, a form of proxy printed on GREEN paper and in the case of holders of Options, a form of proxy printed on WHITE paper for use at the Meeting.

The Persons named in the enclosed forms of proxy are directors or officers of Peyto. **A Securityholder desiring to appoint a Person (who need not be a Securityholder) to represent such Securityholder at a Meeting other than the Persons designated in the accompanying forms of proxy may do so either by inserting such Person's name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Computershare Trust Company of Canada, Suite 600, Western Gas Tower, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8.** A form of proxy must be received by Computershare Trust Company of Canada at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation.

A Securityholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Securityholder or by his attorney duly authorized in writing or, if the Securityholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare Trust Company of Canada on or before the last business day preceding the day of the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

The board of directors have fixed the Record Date for the Meeting as at the close of business on May 12, 2003. Securityholders of Peyto of record as at the Record Date are entitled to receive notice of, to attend and to vote at the Meeting, except to the extent a holder of Common Shares transfers any of his Common Shares after the Record Date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of holders of Common Shares entitled to vote, in which case such transferee shall be entitled to vote such Common Shares at the Meeting.

Signature of Proxy

The form of proxy must be executed by the Securityholder or his attorney authorized in writing, or if the Securityholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a Person acting as attorney or in some other representative capacity should reflect such Person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Peyto).

Voting of Proxies

The Persons named in the accompanying forms of proxy will vote the Securities in respect of which they are appointed in accordance with the direction of the Securityholder appointing them. **In the absence of such direction, such Securities will be voted FOR the approval of the Arrangement Resolution.**

Exercise of Discretion of Proxy

The enclosed forms of proxy confer discretionary authority upon the Persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of Peyto knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Securities and Principal Holders Thereof

As at May 23, 2003, 43,451,522 Common Shares were issued and outstanding and Options to purchase 3,581,999 Common Shares were outstanding. To the knowledge of the directors and senior officers of Peyto, as at May 23, 2003 no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of Peyto carrying more than 10% of the voting rights attached to any class of voting securities of Peyto.

Procedure and Votes Required

Annual Meeting Matters

All matters to be approved under the heading "*Annual Meeting Matters*" must be approved by a simple majority of votes cast, either in person or by proxy, at the meeting of Shareholders unless otherwise indicated.

Arrangement Resolution

The Interim Order provides that each holder of Securities at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting. In addition, the Interim Order provides that each holder of Securities issued by Peyto after the Record Date and prior to the date of the Meeting will be entitled to vote at the Meeting. Each such Securityholder will be entitled to vote in accordance with the provisions set out below, provided that, to the extent that a Shareholder transfers the ownership of any of his Common Shares after the Record Date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

Pursuant to the Interim Order:

(a) each Shareholder will be entitled to one vote for each Common Share held and each Optionholder will be entitled to one vote for each Common Share obtainable upon the exercise of such Options;

(b) the majority required to pass the Arrangement Resolution shall be, subject to further order of the Court, not less than two-thirds of the votes cast, either in person or by proxy, at the Meeting by each of the Shareholders and Optionholders, voting as a class;

(c) the quorum at the Meeting of the Shareholders and Optionholders will, in each case, be two persons present in person or by proxy and holding or representing not less than 5% of the Securities entitled to be voted at such Meeting;

(d) if no quorum of both Shareholders and Optionholders is present within 30 minutes of the appointed time of the Meeting, the Meeting shall stand adjourned to the same day in the next week if a business day and, if such day is a non-business day, the Meeting shall be adjourned to the next business day following one week after the day appointed for the Meeting at the same time and place, and if at such adjourned meeting a quorum is not present, the Securityholders present, if at least two, shall be a quorum for all purposes.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta this 23rd day of May, 2003.

"Donald T. Gray"	*"Sandra Brick"*
Donald T. Gray	Sandra Brick
President and Chief Executive Officer	Vice-President, Finance

APPENDIX A

ARRANGEMENT RESOLUTION

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1. the arrangement (the "Arrangement") under section 193 of the *Business Corporations Act* (Alberta) substantially as set forth in the Plan of Arrangement attached as Exhibit 1 to Appendix C to the Information Circular and Proxy Statement of Peyto Exploration & Development Corp. ("Peyto") dated May 23, 2003 (the "Information Circular") is hereby approved and authorized;

2. the arrangement agreement (the "Arrangement Agreement") dated May 23, 2003 among Peyto, Peyto Acquisition Corp. and Peyto Energy Trust, a copy of which is attached as Appendix C to the Information Circular with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3. notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of Peyto may, without further notice to or approval of the holders of common shares or the holders of options of Peyto, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of Articles of Arrangement giving effect to the Arrangement; and

4. any director or officer of Peyto is hereby authorized, for and on behalf of Peyto, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

APPENDIX B

INTERIM ORDER

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

AND IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING PEYTO EXPLORATION & DEVELOPMENT CORP., PEYTO ACQUISITION CORP., PEYTO ENERGY TRUST AND THE SECURITYHOLDERS OF PEYTO EXPLORATION & DEVELOPMENT CORP.

BEFORE THE HONOURABLE	)	**AT THE COURT HOUSE, AT CALGARY, ALBERTA, ON THE 23rd**
JUSTICE A.G. PARK	)	**DAY OF MAY, 2003.**
IN CHAMBERS	)	

INTERIM ORDER

UPON the Petition of Peyto Exploration & Development Corp. ("Peyto");

AND UPON reading the Petition and the Affidavit of Donald T. Gray, filed;

AND UPON hearing counsel for Peyto;

AND UPON noting the consent of counsel for Peyto Acquisition Corp. ("AcquisitionCo") and Peyto Energy Trust (the "Trust");

AND UPON noting that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been served with notice of this application as required by subsection 193(8) of the *Business Corporations Act*, R.S.A. 2000, c. B-9 (the "ABCA") and that the Executive Director does not intend to appear or make submissions with respect to this application;

FOR THE PURPOSES OF THIS ORDER:

(a) the capitalized terms not defined in this Order shall have the meanings attributed to them in the draft Information Circular and Proxy Statement of Peyto (the "Information Circular"), which is attached as Exhibit "A" to the Affidavit of Donald T. Gray sworn May 23, 2003 (the "Affidavit"); and

(b) all references to "Arrangement" used herein mean the arrangement as described in the Affidavit and in the form of Plan of Arrangement attached as Exhibit 1 to the Arrangement Agreement, which is attached as Appendix C to the Information Circular.

IT IS ORDERED THAT:

General

1. Peyto shall seek approval of the Arrangement by holders of its common shares ("Shareholders") and the holders of options to acquire its common shares ("Optionholders") (collectively the "Securityholders") in the manner set forth below.

Shareholders and Optionholders' Meeting

2. Peyto shall call and conduct a meeting (the "Meeting") of the Shareholders and the Optionholders for the purpose of considering and voting on, among other things, the resolution approving the Arrangement (the "Arrangement Resolution").

3. A quorum at the Meeting of the Shareholders and Optionholders shall be two persons present in person, each being a Shareholder or Optionholder, as applicable, entitled to vote thereat or a duly appointed proxyholder for an absent Shareholder or Optionholder. These persons must hold or represent by proxy not less than five percent (5%) of the outstanding Common Shares and Options entitled to vote at the Meeting. If within 30 minutes from the time appointed

for the Meeting a quorum of both Shareholders and Optionholders is not present, the Meeting shall be adjourned to the same day in the next week if a business day, and, if not a business day, to the next business day following one week after the day appointed for the Meeting, at the same time and place. If at such adjourned meeting a quorum is not present, the Optionholders and Shareholders present, if at least two in each case, shall be a quorum for all purposes

4. Each Common Share and each Option entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the resolutions. The board of directors of Peyto have fixed a record date for the Meeting of May 12, 2003 (the "Record Date"). Only Securityholders whose names have been entered in the register of Common Shares or Options on the close of business on the Record Date and holders of Common Shares or Options issued by Peyto after the Record Date and prior to the Meeting will be entitled to vote at the Meeting, subject to section 137 of the ABCA with respect to transferees of Common Shares after the Record Date.

Conduct of Meeting

5. The Chairman of the Meeting shall be any officer or director of Peyto.

6. The only persons entitled to attend and speak at the Meeting shall be, respectively, the Shareholders or their authorized representatives, the Optionholders or their authorized representatives, Peyto's directors and officers and its auditors, and the Executive Director. The accidental omission to give notice of the Meeting to or the non-receipt of the notice by one or more of the aforesaid persons shall not invalidate any resolution passed or proceeding taken at the Meeting.

7. The majority required to pass the Arrangement Resolution shall be, subject to further order of this Court, not less than two-thirds of the aggregate votes cast by the Shareholders and Optionholders in person or by proxy at the Meeting. The Optionholders and the Shareholders shall vote together on the Proposed Arrangement resolution.

8. To be valid a proxy must be deposited with Peyto in the manner described in the Information Circular.

Dissent Rights

9. The registered holders of Common Shares are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution. The registered holders of Options shall be accorded a right of dissent analogous to a right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution. Any amounts owing pursuant to these dissent rights will be satisfied by either Peyto or the Trust, at the discretion of the Trust.

10. In order to exercise a right of dissent under subsection 191(5) of the ABCA, a written objection to the Arrangement Resolution must be received by Peyto on or before the business day immediately preceding the Meeting. The fair value of the Common Shares or Options, as the case may be, shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the Securityholders.

11. Subject to further order of this Court, the rights available to the Shareholders and Optionholders under the ABCA and the Arrangement to dissent from such resolution shall constitute full and sufficient rights of dissent for the Shareholders and Optionholders with respect to the Arrangement Resolution.

12. Notice to the Shareholders and Optionholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Common Shares or Options shall be given by including information with respect to this right in the Information Circular to be sent to Shareholders and Optionholders in accordance with paragraph 13 of this Order.

Notice

13. An Information Circular, substantially as attached as Exhibit "A" to the Affidavit, shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meeting to Securityholders at the address for such holders recorded in the records of Peyto. In calculating the 21 day period, the date of mailing shall be included and the date of the Meeting shall be excluded.

14. An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail at least 21 days prior to the Meeting.

15. Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Securityholders and the Executive Director of:

(a) the Petition;

(b) this Order;

(c) the Notice of the Meeting; and

(d) the notice of the application for the Order approving of the Arrangement on June 27, 2003;

all in substantially the forms set forth in the Information Circular, together with instruments of proxy and such other material as Peyto may consider fit.

Final Application

16. Subject to further Order of this Court and provided that the Securityholders have approved the Arrangement and the directors of Peyto have not revoked that approval, Peyto may proceed with an application for approval of the Arrangement and the Final Order on June 27, 2003 at 9:45 a.m. or so soon thereafter as counsel may be heard at the Court House, Calgary, Alberta. Subject to the Final Order, and to the issuance of the Certificate, all Securityholders, Peyto, AcquisitionCo and the Trust will be bound by the Arrangement in accordance with its terms.

17. Any Securityholder or any other interested party (collectively, "Interested Party") desiring to appear and make submissions at the application for the Final Order on June 27, 2003 is required to file with this Court and serve, upon Peyto, on or before noon on June 26, 2003, a Notice of Intention to Appear including the Interested Party's address for service, together with any evidence or materials which the Interested Party intends to present to the Court. Service of this notice on Peyto shall be effected by service upon the solicitors for Peyto, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: D.J. McDonald, Q.C.

18. In the event that the application for the Final Order on June 27, 2003 is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 17 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

19. Peyto is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

"A.G. Park"
J.C.Q.B.A.

ENTERED at Calgary, Alberta,
May 23, 2003.

"Kevin Hoschka"
Clerk of the Court

APPENDIX C

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

May 23, 2003

AMONG:

PEYTO EXPLORATION & DEVELOPMENT CORP., a corporation incorporated under the laws of Alberta ("**Peyto**")

- and -

PEYTO ACQUISITION CORP., a corporation incorporated under the laws of Alberta ("**AcquisitionCo**")

- and -

VALIANT TRUST COMPANY, a trust company incorporated under the laws of Alberta with offices in Calgary, Alberta as trustee for and on behalf of **PEYTO ENERGY TRUST**, a trust settled pursuant to the laws of Alberta (the "**Trust**")

Recitals

A. Peyto wishes to propose an arrangement with AcquisitionCo, the Trust and the holders of securities of Peyto in order to reorganize its affairs and therefore wishes to carry out certain transactions on the basis hereinafter set forth; and

B. Each of the parties to this Agreement has agreed to participate in the Arrangement.

The parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, the following terms have the following meanings:

"**ABCA**" means the *Business Corporations Act,* R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**AcquisitionCo**" has the meaning ascribed thereto in the Plan of Arrangement;

"**AcquisitionCo Arrangement Resolution**" means the resolution of the AcquisitionCo common shareholders approving the Arrangement;

"**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

"**Arrangement**" means the arrangement pursuant to section 193 of the ABCA set forth in the Plan of Arrangement as supplemented, modified or amended;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

"**business day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the city of Calgary, in the province of Alberta, for the transaction of banking business;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

"**Common Shares**" means the common shares in the capital of Peyto and "**Common Shareholders**" means the holders from time to time of Common Shares;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Effective Date**" means the date the Arrangement becomes effective under the ABCA;

"**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"**Final Order**" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA to be applied for following the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Information Circular**" means the information circular to be prepared by Peyto and forwarded as part of the proxy solicitation materials to Common Shareholders and Optionholders in respect of the Meeting;

"**Interim Order**" means an interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Meeting**" means the annual and special meeting of Common Shareholders and Optionholders to be held to consider the Arrangement, and any adjournments thereof;

"**Options**" means the outstanding stock options, whether or not vested, to acquire Common Shares and "**Optionholders**" means the holders from time to time of Options;

"**Person**" means an individual, partnership, association, body corporate, trust, unincorporated organization, government, regulatory authority, or other entity;

"**Peyto**" means Peyto Exploration & Development Corp., a corporation incorporated under the ABCA;

"**Peyto Arrangement Resolution**" means the special resolution to approve the Arrangement to be presented to Common Shareholders and Optionholders at the Meeting;

"**Plan of Arrangement**" means the plan of arrangement attached hereto as Exhibit 1;

"**Registrar**" means the Registrar of Corporations appointed under section 263 of the ABCA;

"**subsidiary**" has the meaning ascribed to it in the ABCA;

"**TSX**" means the Toronto Stock Exchange;

"**Trust**" means Peyto Energy Trust, a trust duly settled under the laws of Alberta; and

"**Trust Unit**" means a unit of the Trust issued by the Trust.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and schedules are to articles, sections and schedules of this Agreement.

1.5 Incorporation of Schedules

The following schedules are incorporated into and form an integral part of this Agreement:

Exhibit 1 - Plan of Arrangement

1.6 Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.7 Date for any Action

In the event that any date on which any action required to be taken hereunder by any of the parties hereto is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.8 Entire Agreement

This Agreement, together with the schedules attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

1.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable in Alberta and shall be treated in all respects as an Alberta contract.

ARTICLE 2
COVENANTS

2.1 Covenants of Peyto

Peyto covenants and agrees that it will:

(a) take all actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) apply to the Court for the Interim Order;

(d) solicit proxies to be voted at the Meeting in favour of the Peyto Arrangement Resolution and prepare, in consultation and cooperation with AcquisitionCo and the Trust, the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable corporate and securities laws, and file and distribute the same to the Common Shareholders and Optionholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

(e) convene the Meeting as ordered by the Interim Order and conduct such Meeting in accordance with the Interim Order and as otherwise required by law;

(f) until the Effective Date, conduct its operations and those of its subsidiaries in the ordinary and normal course of business and in accordance with applicable laws, generally accepted industry practice and any operating and other agreements applicable to its properties and assets and those of its subsidiaries;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) subject to the approval of the Peyto Arrangement Resolution by the Common Shareholders and by the Optionholders, voting as a class, submit the Arrangement to the Court and apply, in conjunction with AcquisitionCo and the Trust, for the Final Order;

(i) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to subsection 193(10) of the ABCA;

(j) until the Effective Date, except pursuant to the exercise of outstanding Options in accordance with the terms thereof, not issue any additional Common Shares or other securities or allow any of its subsidiaries to issue any shares or securities;

(k) until the Effective Date, not issue or enter into, or allow any of its subsidiaries to issue or enter into, any agreement or agreements to issue or grant options, warrants or rights to purchase any of its shares or other securities or those of such subsidiaries;

(l) not, except in the ordinary course of business or as contemplated in connection with the Arrangement, merge into or with, or consolidate with, any other Person, or perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(m) until the Effective Date, except as specifically provided for hereunder, not alter or amend its articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement; and

(n) prior to the Effective Date, make application to list the Trust Units on the TSX.

2.2 Covenants of AcquisitionCo

AcquisitionCo covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Peyto in its application for the Interim Order;

(d) take all steps necessary to ensure that the AcquisitionCo Arrangement Resolution is passed;

(e) until the Effective Date, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular without the prior written consent of Peyto, not to be unreasonably withheld;

(f) until the Effective Date, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) submit the Arrangement to the Court and apply, in conjunction with Peyto and the Trust, for the Final Order;

(i) forthwith carry out the terms of the Final Order to the extent applicable to AcquisitionCo;

(j) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to section 193(10) of the ABCA; and

(k) until the Effective Date, not disclose to any Person, other than its officers, directors and key employees and professional advisors, any confidential information relating to the Trust, Peyto or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known.

2.3 Covenants of the Trust

The Trust covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Peyto in its application for the Interim Order;

(d) until the Effective Date, not carry on any activity or effect any act whatsoever other than as contemplated herein or in the Information Circular;

(e) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(f) until the Effective Date, not disclose to any Person, other than officers, directors and key employees and professional advisors, any confidential information relating to AcquisitionCo or Peyto or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known;

(g) until the Effective Date, except as specifically provided for hereunder, not alter or amend its governing fund documents as the same exist at the date of this Agreement without the prior consent of Peyto; and

(h) prior to the Effective Date, cooperate with Peyto in making the application to list the Trust Units on the TSX.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Peyto

Peyto represents and warrants to and in favour of AcquisitionCo and the Trust as follows, and acknowledges that AcquisitionCo and the Trust are relying upon such representations and warranties:

(a) Peyto is a corporation duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of Peyto consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, of which a total of 43,451,522 Common Shares are issued and outstanding as at the date of this Agreement; and all of such issued and outstanding Common Shares are fully paid and non-assessable;

(c) as at the date of this Agreement, up to a maximum of 3,581,999 Common Shares may be issued under the terms of the Options;

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of Peyto;

(ii) except as previously disclosed in writing to AcquisitionCo or the Trust, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Peyto is a party or by which it is bound and which is material to Peyto or to which any material property of Peyto is subject, or result in the creation of any encumbrance upon any of the assets of Peyto under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Peyto, the breach of which would have a material adverse effect on Peyto;

(e) except as disclosed to AcquisitionCo and the Trust or as set out in the Information Circular, there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Peyto, contemplated or threatened against or affecting Peyto in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of Peyto, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations (other than in connection with the exercise of rights of dissent referred to in the Arrangement) which in any case would prevent or hinder the completion of the transactions contemplated by this Agreement or which can reasonably be expected to have a material adverse effect on the business, operations, properties, assets or affairs, financial or otherwise, of Peyto and its subsidiaries taken as a whole;

(f) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Peyto and this Agreement constitutes a valid and binding obligation of Peyto enforceable against it in accordance with its terms;

(g) Peyto is under no obligation, contractual or otherwise, to issue any securities, except for securities to be issued pursuant to the exercise of Options or as disclosed in the Information Circular;

(h) as of the dates as of which the information is given, such information set forth in the Information Circular regarding Peyto and its subsidiaries shall be true and complete in all material respects and shall not contain any misrepresentation as defined in applicable securities legislation and there shall have been no material adverse changes to such information to the date hereof; and

(i) as of the date hereof, the Board of Directors of Peyto has determined unanimously that:

(i) the Arrangement is fair to the Common Shareholders and the Optionholders and is in the best interest of Peyto; and

(ii) the Board of Directors of Peyto will recommend that Common Shareholders and Optionholders vote in favour of the Arrangement.

3.2 Representations and Warranties of AcquisitionCo

AcquisitionCo represents and warrants to and in favour of Peyto as follows, and acknowledges that Peyto is relying upon such representations and warranties:

(a) AcquisitionCo is duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of AcquisitionCo consists, or will consist as of the Effective Date, of an unlimited number of common shares, of which as at the date hereof only 100 common shares are issued and outstanding, all of which are owned legally and beneficially by the Trust and are fully paid and non-assessable;

(c) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of AcquisitionCo;

(ii) except as previously disclosed in writing to Peyto, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which AcquisitionCo is a party or by which it is bound and which is material to AcquisitionCo or to which any material property of AcquisitionCo is subject, or result in the creation of any encumbrance upon any of the assets of AcquisitionCo under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights

of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to AcquisitionCo, the breach of which would have a material adverse effect on AcquisitionCo;

(d) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of AcquisitionCo, contemplated or threatened against or affecting AcquisitionCo in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of AcquisitionCo, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of AcquisitionCo and this Agreement constitutes a valid and binding obligation of AcquisitionCo enforceable in accordance with its terms;

(f) AcquisitionCo is under no obligation, contractual or otherwise, to issue any AcquisitionCo shares or other securities, except as required pursuant to this Agreement; and

(g) AcquisitionCo has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

3.3 Representations and Warranties of the Trust

The Trust represents and warrants to and in favour of Peyto as follows, and acknowledges that Peyto is relying upon such representations and warranties:

(a) the Trust is a trust duly settled and validly existing under the laws of Alberta and has the power and capacity to enter into this Agreement, and to perform its obligations hereunder;

(b) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of the Trust;

(ii) except as previously disclosed in writing to Peyto, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which the Trust is a party or by which it is bound and which is material to the Trust or to which any material property of the Trust is subject, or result in the creation of any encumbrance upon any of the assets of the Trust under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to the Trust, the breach of which would have a material adverse effect on the Trust;

(c) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of the Trust, contemplated or threatened against or affecting the Trust in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of the Trust, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(d) the Trust has no subsidiaries other than AcquisitionCo and the Trust owns all issued and outstanding shares of AcquisitionCo;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the trustee of the Trust and this Agreement constitutes a valid and binding obligation of the Trust enforceable in accordance with its terms;

(f) a total of two hundred (200) Trust Units are issued and outstanding and, except as contemplated by this Agreement, the Trust is under no obligation, contractual or otherwise, to issue any Trust Units or other securities; and

(g) the Trust has not carried on any activity since it was settled other than as provided for herein.

ARTICLE 4
CONDITIONS PRECEDENT

4.1 Mutual Conditions Precedent

The respective obligations of Peyto, AcquisitionCo and the Trust to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a) the Interim Order shall have been granted in form and substance satisfactory to Peyto, AcquisitionCo and the Trust, acting reasonably, not later than May 31, 2003 or such later date as the parties hereto may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b) the Peyto Arrangement Resolution shall have been approved by the requisite number of votes cast by the Common Shareholders and the Optionholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(c) the Final Order shall have been granted in form and substance satisfactory to Peyto, AcquisitionCo and the Trust acting reasonably not later than July 31, 2003 or such later date as the parties hereto may agree;

(d) the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to Peyto, AcquisitionCo and the Trust, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(10) of the ABCA;

(e) there shall not be in force any order or decree of a court of competent jurisdiction or of any federal, provincial, municipal or other governmental department, commission, board, agency or regulatory body restraining, interfering with or enjoining the consummation of the transactions contemplated by this Agreement;

(f) all necessary third party and regulatory and similar reviews, consents and approvals with respect to the transactions contemplated hereby shall have been completed or obtained including, without limitation, consents and approvals from Peyto's principal lenders;

(g) there shall not, as of the Effective Date, be Common Shareholders or Optionholders that hold, in aggregate, in excess of 5% of all Common Shares and Options, that have validly exercised their rights of dissent under the ABCA and the Interim Order; and

(h) the approval of the TSX of the listing of the Trust Units to be issued pursuant to the Arrangement shall be obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date.

4.2 Additional Conditions to Obligations of Peyto

In addition to the conditions contained in Section 4.1, the obligation of Peyto to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived by Peyto without prejudice to its right to rely on any other condition:

(a) each of the covenants, acts and undertakings of AcquisitionCo and the Trust to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) the representations and warranties of AcquisitionCo and the Trust contained in Article 3 shall be true in all material respects with the same effect as if made at and as of the Effective Date; and

(c) the board of directors of Peyto shall not have determined in its sole and absolute discretion that to proceed with the Arrangement would not be in the best interests of the Common Shareholders and the Optionholders.

4.3 Additional Conditions to Obligations of AcquisitionCo and the Trust

In addition to the conditions contained in Section 4.1, the obligation of AcquisitionCo and the Trust to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by AcquisitionCo and the Trust without prejudice to their right to rely on any other condition:

(a) each of the covenants, acts and undertakings of Peyto to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Peyto contained in Article 3 shall be true in all material respects on the Effective Date, with the same effect as if made at and as of such date; and

(c) prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of Peyto or any of its subsidiaries from that reflected in the Information Circular.

ARTICLE 5
NOTICES

5.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally, and in the case of:

(a) Peyto, addressed to:

Peyto Exploration & Development Corp.
2900, 450 – 1st Street S.W.
Calgary, AB
T2P 5H1

Attention: President and Chief Executive Officer

(b) AcquisitionCo, addressed to:

Peyto Acquisition Corp.
2900, 450 – 1st Street S.W.
Calgary, AB
T2P 5H1

Attention: President and Chief Executive Officer

(c) the Trust, addressed to:

Peyto Energy Trust
2900, 450 – 1st Street S.W.
Calgary, AB
T2P 5H1

Attention: Donald T. Gray

ARTICLE 6
AMENDMENT

6.1 Amendments

This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of their respective securityholders; provided that any such amendment is brought to the attention of the Court before court approval of the Final Order.

6.2 Termination

This Agreement shall be terminated in each of the following circumstances:

(a) an agreement to terminate it is executed and delivered by all parties; and

(b) on August 1, 2003 if the Certificate is not issued on or before July 31, 2003, unless such dates are otherwise extended by agreement among all of the parties hereto.

6.3 Exclusivity

None of the covenants of Peyto contained herein shall prevent the board of directors of Peyto from responding as required by law to any unsolicited submission or proposal regarding any acquisition or disposition of assets or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally or make any disclosure to its shareholders with respect thereto which in the judgment of the board of directors of Peyto acting upon the written advice of outside counsel is required under applicable law.

ARTICLE 7
GENERAL

7.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

7.2 No Assignment

No party may assign its rights or obligations under this Agreement.

7.3 Equitable Remedies

All covenants herein and opinions to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors' rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the court.

7.4 Survival of Representations and Warranties

The representations and warranties contained herein shall survive the performance by the parties of their respective obligations hereunder for a period of one year.

7.5 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

7.6 Time of Essence

Time shall be of the essence.

7.7 Liability of the Trust

The parties hereto acknowledge that the trustee of the Trust (the "Trustee") is entering into this agreement solely in its capacity as Trustee on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any holder of Trust Units and that any recourse against the Trust or any holder of Trust Units in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, shall be limited to, and satisfied only out of, the Trust Fund as defined in the trust indenture dated as of May 22, 2003 as amended from time to time.

IN WITNESS WHEREOF this Agreement has been executed and delivered by the parties hereto effective as of the date first above written.

PEYTO EXPLORATION & DEVELOPMENT CORP.

Per: (signed) *"Donald T. Gray"*

Per: (signed) *"Sandra Brick"*

PEYTO ACQUISITION CORP.

Per: (signed) *"Donald T. Gray"*

Per: (signed) *"Stephen J. Chetner"*

VALIANT TRUST COMPANY as trustee for and on behalf of **PEYTO ENERGY TRUST**

Per: (signed) *"Zinat H. Damji"*

Per: (signed) *"Jenny Hart"*

EXHIBIT 1

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**AcquisitionCo**" means Peyto Acquisition Corp., a corporation incorporated under the ABCA;

(c) "**Amalgamation**" means the amalgamation of Peyto and AcquisitionCo pursuant to the provisions of the Arrangement;

(d) "**AmalgamationCo**" means Peyto Exploration & Development Corp., the corporation resulting from the Amalgamation;

(e) "**Arrangement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to the arrangement pursuant to section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(f) "**Arrangement Agreement**" means the agreement dated May 23, 2003 among Peyto, AcquisitionCo and the Trust with respect to the Arrangement and all amendments thereto;

(g) "**Arrangement Resolution**" means the special resolution in respect of the Arrangement in substantially the form attached as Appendix A to the Information Circular to be voted upon by Shareholders and Optionholders at the Meeting;

(h) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

(i) "**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

(j) "**Common Shares**" means the common shares in the capital of Peyto;

(k) "**Court**" means the Court of Queen's Bench of Alberta;

(l) "**Depositary**" means Valiant Trust Company or such other trust company as may be designated by Peyto;

(m) "**Dissent Rights**" means the right of a Shareholder and an Optionholder pursuant to section 191 of the ABCA as modified by the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with section 191 of the ABCA and the Interim Order;

(n) "**Dissenting Optionholders**" means registered holders of Options who validly exercise the rights of dissent provided to them under the Interim Order;

(o) "**Dissenting Securityholders**" means Dissenting Optionholders and Dissenting Shareholders, collectively;

(p) "**Dissenting Shareholders**" means registered holders of Common Shares who validly exercise the rights of dissent provided to them under the Interim Order;

(q) "**Effective Date**" means the date the Arrangement is effective under the ABCA;

(r) **"Effective Time"** means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(s) **"Exercise Price Differential"** means, in respect of an Option, the amount by which the Weighted Average Trading Price exceeds the exercise price of such Option, multiplied by the number of Common Shares to which such Option relates;

(t) **"Final Order"** means the final order of the Court approving this Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(u) **"Information Circular"** means the information circular to be prepared by Peyto and forwarded as part of the proxy solicitation materials to holders of Common Shares and Options in respect of the Meeting;

(v) **"Interim Order"** means the interim order of the Court made on May 23, 2003 under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(w) **"Letter of Transmittal"** means the letter of transmittal accompanying the Information Circular sent to the holders of Common Shares for receiving Trust Units, in exchange for their Common Shares;

(x) **"Meeting"** means the annual and special meeting of holders of Common Shares and Options to be held to consider the Arrangement, and any adjournment thereof;

(y) **"Note Trustee"** means Valiant Trust Company;

(z) **"Notes"** means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule A hereto, issuable by AcquisitionCo under the Arrangement as consideration in a principal amount per note to be determined as of the Effective Date being equal to the greater of: (i) $10; and (ii) the product of the Weighted Average Trading Price and a percentage to be determined by AcquisitionCo as at the Effective Date;

(aa) **"Options"** means the outstanding stock options, whether or not vested, to acquire Common Shares and **"Optionholders"** means the holders from time to time of Options;

(bb) **"Peyto"** means Peyto Exploration & Development Corp., a corporation incorporated pursuant to the ABCA;

(cc) **"Registrar"** means the Registrar of Corporations appointed under section 263 of the ABCA;

(dd) **"Shareholder"** means a holder of Common Shares;

(ee) **"Trust"** means Peyto Energy Trust, a trust duly settled under the laws of Alberta;

(ff) **"Trust Unit"** means a unit of the Trust issued by the Trust; and

(gg) **"Weighted Average Trading Price"** shall be determined by dividing (i) the aggregate dollar trading value of all Common Shares sold on the Toronto Stock Exchange over the five (5) consecutive trading days ending on the trading day next preceding the Effective Date by (ii) the total number of Common Shares sold on such stock exchange during such period.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 The following schedules to this Plan of Arrangement are incorporated by reference herein and form part of this Plan of Arrangement.

1.6 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.7 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement, will become effective on, and be binding on and after, the Effective Time on: (i) the holders of Common Shares; (ii) the holders of Options; (iii) Peyto; (iv) AcquisitionCo; and (v) the Trust.

2.3 The Articles of Arrangement shall be filed, with respect to this Arrangement in its entirety. The filing of the Articles of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3
ARRANGEMENT

3.1 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a) the Common Shares and Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Peyto and be cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Peyto other than the right to be paid the fair value of their Common Shares or Options in accordance with Article 4.

(b) each issued and outstanding Common Share (other than a Common Share held by a Dissenting Securityholder) shall be transferred to AcquisitionCo in exchange for one (1) Note for each Common Share held.

(c) all unexercised Options (other than Options held by Dissenting Securityholders), if any, will be cancelled and the Optionholders thereof shall be entitled to receive from Peyto in respect of each such Option an amount in cash that is equal to the Exercise Price Differential of such Option;

(d) each Note shall be transferred by the holder thereof to the Trust in exchange for Trust Units on the basis of one (1) Trust Unit for each Note held;

(e) Peyto and AcquisitionCo shall be amalgamated and continue as one corporation in accordance with the following:

   (i) the Common Shares, all of which are owned by AcquisitionCo shall be cancelled without any repayment of capital;

   (ii) the articles of AmalgamationCo shall be the same as the articles of AcquisitionCo, and the name of the amalgamated corporation shall be "Peyto Exploration & Development Corp.";

   (iii) no securities shall be issued by AcquisitionCo in connection with the Amalgamation and for greater certainty, the common shares and Notes shall survive and continue to be common shares and Notes of AmalgamationCo without amendment;

   (iv) the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

   (v) AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi) any existing cause of action, claim or liability to prosecution of either of the amalgamating corporations shall be unaffected;

(vii) any civil, criminal or administrative action or proceeding pending by or against either of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(viii) a conviction against, or ruling, order or judgment in favour of or against, either of the amalgamating corporations may be enforced by or against AmalgamationCo;

(ix) the Articles of Amalgamation of AcquisitionCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AcquisitionCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(x) the by-laws of AmalgamationCo shall be the by-laws of AcquisitionCo;

(xi) the first directors of AmalgamationCo shall be the directors of Peyto (as elected at the Meeting);

(xii) the first officers of AmalgamationCo shall be the officers of Peyto; and

(xiii) the registered office of AmalgamationCo shall be the registered office of AcquisitionCo.

3.2 With respect to each holder of Common Shares and Options (other than Dissenting Securityholders) at the Effective Time:

(a) upon the exchange of Common Shares for Notes pursuant to section 3.1(b):

(i) such holder shall cease to be a holder of the Common Shares so exchanged and the name of such holder shall be removed from the register of holders of Common Shares as it relates to the Common Shares so exchanged;

(ii) AcquisitionCo shall become the holder of the Common Shares so exchanged and shall be added to the register of holders of Common Shares;

(iii) AcquisitionCo shall allot and issue to such holder the number of Notes issuable to such holder on the basis set forth in section 3.1(b) and the name of such holder shall be added to the register of holders of Notes;

(b) upon the exchange of Notes for Trust Units pursuant to section 3.1(d):

(i) such holder shall cease to be a holder of Notes and the name of such holder shall be removed from the register of holders of Notes;

(ii) the Trust shall become the holder of the Notes so exchanged and shall be added to the register of holders of Notes; and

(iii) the Trust shall allot and issue to such holder the number of Trust Units issuable to such holder on the basis set forth in section 3.1(d) and the name of such holder shall be added to the register of holders of Trust Units;

(c) upon the cancellation of Options pursuant to section 3.1(c), each holder of such Options shall cease to be an Optionholder and the name of such holder shall be removed from the register of Optionholders.

ARTICLE 4
DISSENTING SECURITYHOLDERS

4.1 Each registered holder of Common Shares and each registered holder of Options shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time and prior to the amalgamation of Peyto and AcquisitionCo on the Effective Date, cease to have any rights as a holder of Common Shares or Options, as the case may be, and shall only be entitled to be paid the fair value of the holder's Common Shares or Options, as applicable. A Dissenting Securityholder who is paid the fair value of the holder's Common Shares or Options, as applicable, shall be deemed to have transferred the holder's Common Shares or Options to Peyto for cancellation at the Effective Time and prior to the amalgamation of Peyto and AcquisitionCo on the Effective Date, notwithstanding the provisions of section

191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder's Common Shares or Options shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares or Options, notwithstanding the provisions of section 191 of the ABCA. The fair value of the Common Shares or Options, as the case may be, shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of Common Shares and Options at the Meeting; but in no event shall Peyto or AmalgamationCo be required to recognize such Dissenting Securityholder as Shareholders or Optionholders of Peyto or AmalgamationCo after the Effective Time and the names of such holders shall be removed from the applicable register of shareholders or optionholders as at the Effective Time. Any amounts owing to Dissenting Securityholders will be satisfied by AmalgamationCo or the Trust at the discretion of the Trust. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES

5.1 From and after the Effective Time, certificates formerly representing Common Shares acquired by AcquisitionCo under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to section 4.1, to receive the fair value of the Common Shares represented by such certificates.

5.2 From and after the Effective Time, the option agreements providing for the Options shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Optionholders, other than those Dissenting Optionholders deemed to have participated in the Arrangement pursuant to section 4.1, to receive the fair value of the Options represented by such option agreements.

5.3 The Trust and AmalgamationCo shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Common Shares acquired by AcquisitionCo under the Arrangement of a duly completed Letter of Transmittal and the certificates representing such Common Shares, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder;

certificates representing the number of Trust Units issued to such holder under the Arrangement.

5.4 AmalgamationCo shall, as soon as practicable following the Effective Time, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to an Optionholder at the address set forth in the records of Peyto; or

(b) if requested by such Optionholder in writing, make available or cause to be made available at the offices of Peyto for pickup by such Optionholder;

a cheque representing the payment required to be made to such Optionholder as determined in accordance with subsection 3.1(c).

5.5 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Common Shares that were exchanged pursuant to section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of the Trust, AmalgamationCo and their respective transfer agents, which bond is in form and substance satisfactory to each of the Trust, AmalgamationCo and their respective transfer agents, or shall otherwise indemnify the Trust, AmalgamationCo and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.6 Only one global Note certificate representing the Notes shall be issued. Such certificate shall be issued to the Note Trustee in trust for the registered holders of the Notes, as determined under section 3.1. The Note Trustee shall then, on behalf of such holders, record the transfer of the Notes represented by such global Note certificate, without recourse, to the Trust pursuant to the Arrangement and receive certificates representing Trust Units for delivery to the persons entitled thereto, all in accordance with and as contemplated by this Plan of Arrangement.

5.7 All distributions made with respect to any Trust Units allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions and any interest thereon to which such holder, is entitled, net of applicable withholding and other taxes.

5.8 Any certificate formerly representing Common Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the tenth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Common Shares to receive the certificates representing the Trust Units shall be deemed to be surrendered to the Trust, together with all dividends, distributions or cash payments thereon held for such holder.

ARTICLE 6
AMENDMENTS

6.1 The Trust, Peyto and AcquisitionCo may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the other parties, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to holders of Common Shares or Options, if and as required by the Court.

6.2 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Trust, Peyto or AcquisitionCo at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of the Trust, Peyto and AcquisitionCo.

6.4 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by the Trust, provided that it concerns a matter which, in the reasonable opinion of the Trust, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Trust, or any former holder of Common Shares or Options.

SCHEDULE A

TERMS OF NOTES

1. Issuance

Under the Arrangement, AcquisitionCo shall create and issue the Notes on the Effective Date.

2. Form of Note

The Notes will either be issued under a note indenture or in stand alone form.

3. *Global Note Certificate and Transfer to the Trust*

Pursuant to the Plan of Arrangement, Notes will be issued to the Trust and to former Shareholders. Notes issued to former holders of Common Shares are to be transferred by such holders to the Trust in exchange for Trust Units. Initially only one global Note certificate (the "Global Note") will be issued which will represent all Notes issued under the Arrangement. The Global Note certificate will be issued in trust for the Trust and such Shareholders. Pursuant to the Plan of Arrangement, the Notes represented by such certificate will be exchanged with the Trust for certificates representing Trust Units. Upon receipt of the certificates representing the Trust Units, such certificates will be distributed to Shareholders, in accordance with Article 5 of the Plan of Arrangement.

4. Unsecured/Interest

The Notes are unsecured and bear interest from the date of issue at 14% per annum. Interest is payable for each month during the term, on the 10th day of the month following such month, or the next business day if such day is not a business day. The first interest payment is due on August 10, 2003 for the period commencing on the Effective Date and ending on July 31, 2003. The Notes will rank *pari passu* with all other unsecured indebtedness of AcquisitionCo, but subordinate to all secured debt.

5. Demand Notes

The Notes will be payable on demand.

6. Subordination

The Notes shall be subordinated as follows:

(a) no principal shall be repaid nor shall Notes be purchased or redeemed until the prior repayment in full of all "senior indebtedness", nor at any time when there is a default under any senior indebtedness. If there is no senior indebtedness default, principal will be repaid on demand and, in other limited circumstances, amounts may be paid on account of principal by way of repayment or redemption; and

(b) no interest shall be payable in respect of the Notes other than regularly scheduled interest at any time nor shall regularly scheduled interest be paid when any of the "senior indebtedness" is in default.

For these purposes, "senior indebtedness" means (a) all indebtedness, obligations and liabilities of AcquisitionCo in respect of borrowed money (including the deferred purchase price of property), other than (i) indebtedness evidenced by the Global Notes and (ii) indebtedness which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the Global Notes, and (b) from and after the commencement of, and during the continuance of, any creditor proceedings (including bankruptcy, liquidation, winding-up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of AcquisitionCo, other than indebtedness, obligations and liabilities represented by the Notes and, for greater certainty, "senior indebtedness" shall include all indebtedness for borrowed money which is outstanding as at the Effective Date.

APPENDIX D

FAIRNESS OPINION OF FIRSTENERGY CAPITAL CORP.

FirstEnergy CAPITAL CORP.
1600, 333 - 7th Avenue SW
Calgary, Alberta T2P 2Z1
WWW.FIRSTENERGY.COM

May 23, 2003

The Board of Directors of
Peyto Exploration & Development Corp.
2900, 450-1st Street SW
Calgary, Alberta T2P 3H7

To the Board of Directors of Peyto Exploration & Development Corp.

FirstEnergy Capital Corp. ("FirstEnergy") understands that Peyto Exploration & Development Corp. ("Peyto") has proposed an arrangement (the"Arrangement") pursuant to which Peyto will convert from a corporate entity concentrating solely on growth through the reinvestment of cash flow to a trust (the "Trust") which will distribute a portion of cash flow to trust unitholders. The Arrangement will result, through a series of transactions, in holders ("Securityholders") of common shares ("Common Shares") and options ("Options") of Peyto receiving one trust unit ("Trust Unit") of the Trust. The terms of, and conditions necessary to complete the reorganization are to be set forth in the Peyto information circular to be dated May 23, 2003, (collectively, together with the related documents included therein, the "Circular"), to be mailed to all Securityholders.

The Arrangement

Pursuant to the Arrangement:

(a) each issued and outstanding Common Share will be transferred to AcquisitionCo (a wholly owned subsidiary of the Trust) in exchange for one (1) note ("Note");

(b) each Note shall be transferred by the holder thereof to the Trust in exchange for one (1) Trust Unit;

(c) all unexercised Options, if any, will be cancelled and the Securityholders thereof shall be entitled to receive from Peyto in respect of each such Option an amount in cash that is equal to the exercise price differential of such Option; and

(d) Peyto and AcquisitionCo shall be amalgamated to form AmalgamationCo.

Following these exchanges, Securityholders will own all the issued and outstanding Trust Units of the Trust and the Trust will own all of the issued and outstanding AmalgamationCo Securities.

MAIN:
403.262.0600

FAX:
Administration
403.262.0633

FAX:
Sales & Trading
403.262.0644

FAX:
Research
403.262.0666

FAX:
Corporate Finance
403.262.0688

FirstEnergy's Engagement

The Board of Directors of Peyto (the "Board") formally retained FirstEnergy Capital Corp. ("FirstEnergy") pursuant to an engagement agreement dated March 10, 2003 (the "Engagement Agreement"), to provide our opinion ("Opinion") as to the fairness to the Securityholders, from a financial point of view, of the Arrangement. In consideration for our services, including our Opinion, FirstEnergy is to be paid a fee and is to be reimbursed for reasonable out-of-pocket expenses. In addition, FirstEnergy is to be indemnified by Peyto under certain circumstances. We have not been engaged to prepare, and have not prepared, a valuation or appraisal of Peyto or any of its assets or liabilities and our Opinion should not be construed as such.

Credentials of FirstEnergy

FirstEnergy is a registered investment dealer focusing on Canadian companies participating in oil and gas exploration, production and services, energy transportation, electricity generation, energy technologies and energy income trusts. FirstEnergy is one of the leading investment banking firms providing corporate finance, mergers and acquisitions, equity sales, research and trading services to Canadian companies active in or investing in the energy industry. The Opinion expressed herein is the opinion of FirstEnergy and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Independence of FirstEnergy

None of FirstEnergy, its affiliates or associates, is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)), or a related entity of Peyto, or any of their respective associates or affiliates. FirstEnergy is not acting as an advisor to Peyto, or any of their respective associates or affiliates in connection with any other.

FirstEnergy acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had today or in the future have positions in the securities of Peyto, and from time to time, may have executed or may execute transactions on behalf of Peyto or clients for which it received or may receive compensation. In addition, as an investment dealer, FirstEnergy conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on issues and investment matters, including research with respect to Peyto.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

(a) an draft copy of the Information Circular and Proxy Statement with respect to a Plan of Arrangement dated May 23, 2003;

(b) Annual Reports of Peyto for each of the two consecutive years ended December 31, 2002;

(c) audited financial statements of Peyto for each of the two consecutive years ended December 31, 2002;

(d) Annual Information Forms of Peyto for each of the two consecutive years ended December 31, 2002

(e) Management Information Circulars of Peyto for each of the two consecutive years ended December 31, 2002;

(f) certain internal financial information, financial and operational projections of Peyto as provided by Peyto management;

(g) discussions with management of Peyto with regard to among other things, the business, operations, quality of assets, future potential and environmental matters of Peyto;

(h) the independent reserve report dated December 31, 2002 concerning Peyto's oil, natural gas liquids and natural gas reserves and the estimated future cash flow from such reserves, effective December 31, 2002 prepared by Paddock Lindstrom & Associates Ltd. ("Paddock");

(i) public information related to the business, operations, financial performance and stock trading histories of Peyto and other selected public oil and gas companies;

(j) data with respect to other transactions of a comparable nature considered by FirstEnergy to be relevant; and

(k) other information, analyses and investigations as FirstEnergy considered appropriate in the circumstances.

Assumptions and Limitations

We have relied upon, and have assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, including information relating to Peyto, or provided to us by Peyto and their affiliates or advisors or otherwise pursuant to our engagement and our opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of professional judgement and except as expressly described herein, we have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. Senior management of Peyto have represented to us, in certificates delivered as at the date hereof, amongst other things, that the information, data, opinions and other materials (the "Information") provided to us on behalf of Peyto are complete and correct at the date the Information was provided to us and that since the date of the Information, there has been no material change, financial or otherwise, in the position of Peyto, or in its assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof, and the condition and prospects, financial and otherwise, of Peyto as they were reflected in the information and documents reviewed by us and as they were represented to us in our discussions with management of Peyto. In addition, we considered the financial condition and prospects of Peyto as they are reflected in the information and documents reviewed by us. In rendering our opinion, we have assumed that there are no undisclosed material facts relating to Peyto or its businesses, operations, capital or future prospects. Any changes therein may affect our opinion and, although we reserve the right to change or withdraw our opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update our opinion after today.

In our analyses and in connection with the preparation of this opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion that the Arrangement is fair, from a financial point of view, to the Securityholders.

This Opinion may be relied upon by the Board for the purposes of considering the Arrangement and its recommendation to the Securityholders with respect to the Arrangement, but may not be used or relied upon by any other person without our express prior written consent.

Yours very truly,

FirstEnergy Capital Corp.

APPENDIX E

INFORMATION CONCERNING THE TRUST

TABLE OF CONTENTS

	Page
THE TRUST	3
Trust Units	3
Special Voting Rights	4
Unitholders Limited Liability	4
Issuance of Trust Units	5
Cash Distributions	5
Redemption Right	5
Non-Resident Ownership Constraint	6
Meetings of Unitholders	6
Exercise of Voting Rights Attached to POT Units of POT and Shares of AmalgamationCo	7
Trustee	7
Delegation of Authority, Administration and Trust Governance	8
Liability of the Trustee	8
Amendments to the Trust Indenture	8
Takeover Bid	9
Termination of the Trust	9
Reporting to Unitholders	9
RISK FACTORS	10
Reserve Estimates	10
Volatility of Oil and Natural Gas Prices	10
Changes in Legislation	10
Investment Eligibility	10
Operational Matters	10
Environmental Concerns	10
Kyoto Protocol	11
Debt Service	11
Delay in Cash Distributions	11
Taxation of POT and AmalgamationCo	11
Depletion of Reserves	11
Net Asset Value	12
Return of Capital	12
Nature of Trust Units	12
Unitholders Limited Liability	12
INDUSTRY CONDITIONS	12
EXPERTS	12
AUDITORS, TRANSFER AGENT AND REGISTRAR	13
SCHEDULE A BALANCE SHEET OF TRUST AS AT MAY 23, 2003	14

THE TRUST

The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 2900, 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1. The Trust was created for, among other things, the following purposes:

(a) to participate in the Arrangement and the POT Transaction;

(b) investing in securities of POT, AcquisitionCo, AmalgamationCo or any other Subsidiary of the Trust and acquiring the POT Units and the POT Notes pursuant to the POT Transaction, which investments shall be for the purpose of funding the acquisition, development, exploitation and disposition of all types of petroleum and natural gas and energy related assets, including without limitation, facilities of any kind, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets (hereinafter referred to as "Energy Assets") and whether effected by the Operating Trust, AcquisitionCo, or any other subsidiary of the Trust through an acquisition of assets or an acquisition of shares or other form of ownership interest in any entity the substantial majority of the assets of which are comprised of like assets;

(c) acquiring or investing in the securities of any other entity, including without limitation bodies corporate, partnerships or trusts, and borrowing funds or otherwise obtaining credit, including granting guarantees, for that purpose, for the purpose of directly or indirectly acquiring Energy Assets;

(d) acquiring royalty interests in petroleum and natural gas rights;

(e) making loans or other advances to POT and/or AmalgamationCo to finance future acquisitions and development of Canadian resource properties;

(f) acquiring royalties in respect of Canadian resource properties as defined in the Tax Act and making any deferred royalty purchase payments which may be required with respect to such royalties; provided however that in no event shall the Trust invest in any royalties which constitute an interest in land or a covenant running with the properties with respect to which such royalties relate;

(g) disposing of any part of the property of the Trust, including, without limitation, any securities of AmalgamationCo and POT;

(h) temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other Permitted Investments as contemplated by the Trust Indenture, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders;

(i) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto; and

(j) engaging in all activities ancillary or incidental to any of those activities set forth in paragraphs (a) through (i), inclusive.

The Trustee is prohibited from acquiring any investment which (a) is "foreign property" under any provision of the Tax Act if said purchase or other transaction would cause the Trust Units themselves to be "foreign property" under the Tax Act, or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust. It is currently anticipated that the only income to be received by the Trust will be from the securities of POT. The Trust expects to make monthly cash distributions to Unitholders (commencing August 15, 2003, assuming the Effective Date is July 1, 2003 and assuming a Distribution Record Date of July 31, 2003), after expenses, if any, and any cash redemptions of Trust Units. See "*Cash Distributions*".

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit shall entitle the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of Distributable Cash, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net

assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, subject to compliance with applicable Canadian securities laws, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder (see *"Redemption Right"*).

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either POT, AmalgamationCo or the Trust. As holders of Trust Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit will be a function of anticipated distributable income from POT and AmalgamationCo and the ability of POT and AmalgamationCo to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Special Voting Rights

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Rights which will enable the Trust to provide voting rights to holders of exchangeable shares that may be issued by AmalgamationCo or other direct or indirect subsidiaries of the Trust in connection with exchangeable share transactions.

An unlimited number of Special Voting Rights may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Rights shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to attend at meetings of Unitholders and to such number of votes at meetings of Unitholders as may be prescribed by the board of directors of AmalgamationCo in the resolution authorizing the issuance of any Special Voting Rights. Except for the right to attend and vote at meetings of the Unitholders, the Special Voting Rights shall not confer upon the holders thereof any other rights.

Unitholders Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort or of any other kind whatsoever to any person in connection with the Trust Fund (as defined in the Trust Indenture) or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to the Trust Indenture. The Trust Indenture also provides that no Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability.

The Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered unlikely in view of the fact that the sole activity of the Trust is to hold securities, and all of the business operations currently carried on by Peyto will be carried on by POT and AmalgamationCo, directly or indirectly.

The activities of the Trust and its direct and indirect wholly-owned subsidiaries, POT and AmalgamationCo, will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of

POT and AmalgamationCo and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants, special warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such time or times as the board of directors of AmalgamationCo may determine. The Trust Indenture also provides that AmalgamationCo may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions, to such persons and for such consideration as AmalgamationCo may determine.

Cash Distributions

The Trustee may, upon the recommendation of AmalgamationCo, as administrator, declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the POT Notes and from any distributions paid on the POT Units, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Unitholders may, at the discretion of the board of directors of AmalgamationCo, receive distributions in respect of repayments of principal on the POT Notes made by POT to the Trust before the maturity of the POT Notes.

The initial cash distribution will be paid to Unitholders of record on July 31, 2003 and is expected to be made on or before August 15, 2003. Thereafter, it is expected that cash distributions will be made on the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (a) 90% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; and (b) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The closing market price shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The Market Redemption Price payable by the Trust in respect of any Trust Units tendered for redemption during any calendar month shall be satisfied by way of cheque payable on the last day of the calendar month following the month in which the Trust Units were tendered for redemption. The entitlement of Unitholders to receive a cheque upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month shall not exceed $100,000 provided that, AmalgamationCo may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in such calendar month shall be paid on the last day of the calendar month following such month as follows: (a) firstly, by the Trust distributing POT Notes, or such other series of promissory notes of POT as POT may issue to the Trust in payment of the POT Notes (the "Other POT Notes"), having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, and (b) secondly, to the extent that the Trust does not hold POT Notes and/or Other POT Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing Redemption Notes to the Unitholders who exercised the right of

redemption having an aggregate principal amount equal to any such shortfall, which Redemption Notes shall have terms and conditions substantially identical to those of the POT Notes and/or Other POT Notes.

If at the time Trust Units are tendered for redemption by a Unitholder, the outstanding Trust Units are not listed for trading on the TSX or the TSX Venture Exchange and are not traded or quoted on any other stock exchange or market which AmalgamationCo considers, in its sole discretion, provides representative fair market value price for the Trust Units or the normal trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date on which such Trust Units tendered for redemption were tendered for redemption then such Unitholders shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (the "Appraised Redemption Price") equal to 90% of the fair market value thereof as determined by AmalgamationCo as at the date on which such Trust Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third following month following the month in which such Trust Units were tendered for redemption by, at the option of the Trust: (a) a cash payment; or (b) a distribution of POT Notes and/or Other POT Notes and/or Redemption Notes as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. POT Notes, Other POT Notes or Redemption Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such POT Notes, Other POT Notes or Redemption Notes. POT Notes, Other POT Notes and Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Non-Resident Ownership Constraint

At no time may non-residents of Canada (within the meaning of the Tax Act) be the beneficial owners of more than 49 percent of the Trust Units then outstanding. The Trustee or Transfer Agent (as defined herein) may require declarations as to the jurisdictions in which beneficial owners of Trust Units are resident. If the Transfer Agent or AmalgamationCo becomes aware that the beneficial owners of 49 percent or more of the Trust Units then outstanding are, or may be, non-residents or that such a situation is imminent, the Transfer Agent or AmalgamationCo (as applicable) will advise the Trustee and the Trustee may, or upon receiving a direction from the Trustee the Transfer Agent may, make a public announcement thereof and neither the Trustee nor the Transfer Agent shall accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration that the person is not a non-resident of Canada. If, notwithstanding the foregoing, the Trustee or Transfer Agent determines that 49 percent or more of the Trust Units are held by non-residents, the Trustee may, or the Transfer Agent may upon receiving a direction from the Trustee and suitable indemnity from the Trust, send a notice to non-resident holders of Trust Units, as applicable, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee or Transfer Agent (as the case may be) may consider equitable and practicable, requiring such non-resident holders to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not non-residents of Canada within such period, the Trustee (or the Transfer Agent on the direction of the Trustee) may on behalf of such Unitholders sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Upon such sale the Unitholders thereby affected shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale of such Trust Units. No liability shall accrue to the Trust or the Trustee if the Trust Units of non-resident Unitholders are sold at a loss to such Unitholder.

Meetings of Unitholders

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the election of the directors of AmalgamationCo and the appointment of the auditors of the Trust. At every third meeting of Unitholders, Unitholders will be asked to re-appoint, or appoint the successor to, the Trustee of the Trust.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 20% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Exercise of Voting Rights Attached to POT Units of POT and Shares of AmalgamationCo

The Trust Indenture prohibits the Trustee from voting, or causing to be voted, as the case may be, the POT Units or the shares of AmalgamationCo with respect to (a) the election of a trustee or directors of POT or AmalgamationCo, respectively, (b) the appointment of auditors of POT or AmalgamationCo, or (c) the approval of POT's or AmalgamationCo's financial statements (if required by applicable legislation), except in accordance with an Ordinary Resolution adopted at an annual meeting of Unitholders (provided, however, that the election of a trustee of POT shall be approved at every third annual meeting of Unitholders) .

The Trustee is also prohibited from voting, or causing to be voted, as the case may be, the POT Units or the shares of AmalgamationCo to authorize:

(a) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of POT or AmalgamationCo, except in conjunction with an internal reorganization of the direct or indirect assets of POT or AmalgamationCo as a result of which either POT or AmalgamationCo or the Trust has the same, or substantially similar interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(b) any statutory amalgamation of AmalgamationCo with any other corporation or any amalgamation, merger or other transaction, as the case may be, of POT with any other entity, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(c) any statutory arrangement involving AmalgamationCo or any arrangement involving POT, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(d) any amendment to the articles of AmalgamationCo to increase or decrease the minimum or maximum number of directors;

(e) any material amendment to the articles of AmalgamationCo to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of AmalgamationCo's shares in a manner which may be prejudicial to the Trust, provided, however, that the Trustee shall have the authority to take such steps as may be necessary to amend the articles of the Corporation to create a class or classes of exchangeable shares; or

(f) any material amendment to the trust indenture of POT to change the authorized capital or amend the rights, privileges, restrictions and conditions attaching to the POT Units or any other class of POT's securities in a manner which may be prejudicial to the Trust;

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

Trustee

Valiant Trust Company is the initial trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the third annual meeting of Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years

following the reappointment or appointment of the successor to the Trustee. The Trustee may resign on giving not less than 60 days' notice in writing to the Corporation. The Trustee may also be removed by Special Resolution of the Unitholders. Such resignation or removal shall not become effective until (a) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee or the Trustee to be removed, and (b) a legal and valid assumption by the new Trustee of all obligations of the Trustee related thereto in the same capacities as the resigning Trustee or the Trustee to be removed.

Delegation of Authority, Administration and Trust Governance

The Trust will not be managed by a third party manager. Following completion of the Arrangement, the Trust will be managed by the management of AmalgamationCo. The Trustee, on behalf of the Trust, will enter into an administration agreement pursuant to which AmalgamationCo will provide certain administrative services and facilities to the Trust. For information respecting the principal occupations and experience and qualifications of the initial directors and officers of AmalgamationCo, see Peyto's AIF, "*Directors and Officers*" and "*Annual Meeting Matters – Election of Directors*" in the body of the Information Circular.

The board of directors of AmalgamationCo has generally been delegated the significant management decisions of the Trust. In particular, the Trustee has delegated to AmalgamationCo responsibility for any and all matters relating to the following: (a) an offering of securities of the Trust; (b) ensuring compliance with all applicable laws, including in relation to an offering of securities of the Trust; (c) all matters relating to the content of any documents relating to an offering of securities of the Trust, the accuracy of the disclosure contained therein, and the certification thereof; (d) all matters concerning the terms of, and amendment from time to time of, the material contracts of the Trust; (e) all matters concerning any subscription agreement or underwriting or agency agreement providing for the sale or issue of Trust Units or securities convertible for or exchangeable into Trust Units or rights to Trust Units; (f) all matters concerning the Arrangement, the Arrangement Agreement, the Plan and the POT Transaction; (g) all matters relating to the redemption of Trust Units; (h) all matters relating to the voting rights on any investments of the Trust; (i) all matters relating to the specific powers and authorities as set forth in the Trust Indenture; (j) the adoption of a Unitholder rights plan and other miscellaneous matters relating to the maximization of Unitholder value; and (k) all matters relating to amending the Corporation's articles to create a class or classes of exchangeable shares.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholders or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the property of the Trust, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the property of the Trust incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any appropriately qualified person, any reliance on any such evaluation, any action or failure to act of AmalgamationCo, or any other person to whom the Trustee has, with the consent of AmalgamationCo, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by AmalgamationCo to perform its duties under or delegated to it under the Trust Indenture or any other contract), unless such liabilities arise out of the negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture or any other contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the property of the Trust. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by Special Resolution.

The Trustee may, without the approval of any of the Unitholders or any other person, amend the Trust Indenture for the purpose of:

(a) ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b) ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

(c) ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(d) removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture, any direct royalties sale agreement and any other agreement of the Trust or any offering document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

(e) providing for the electronic delivery by the Trust to Unitholders of documents relating to the Trust (including annual and quarterly reports, including financial statements, notices of Unitholder meetings and information circulars and proxy related materials) at such time as applicable securities laws have been amended to permit such electronic delivery in place of normal delivery procedures, provided that such amendments to the Trust Indenture are not contrary to or do not conflict with such laws;

(f) curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; and

(g) making any modification in the form of Trust Unit certificate to conform with the provisions of the Trust Indenture, or any other modifications, provided the rights of the Trustee and of the Unitholders are not prejudiced thereby.

Takeover Bid

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid, on the terms offered by the offeror.

Termination of the Trust

The Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units; (b) a quorum of holders of not less than 50% of the issued and outstanding Trust Units is present in person or represented by proxy; and (c) the termination must be approved by Special Resolution of Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of a termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. Notwithstanding anything herein contained, in no event shall the Trust be wound up until any direct royalties shall have been disposed of, and under no circumstances shall any Unitholder come into any possession of any interest in any royalty. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders in accordance with their pro rata share.

Reporting to Unitholders

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, will be mailed by the Trustee to Unitholders and the unaudited interim financial statements of the Trust will be mailed to Unitholders within the periods prescribed by securities legislation. The year end of the Trust shall be December 31.

The Trust will be subject to the continuous disclosure obligations under all applicable securities legislation.

RISK FACTORS

The following is a summary of certain risk factors relating to the activities of the Trust and the ownership of Trust Units which prospective investors should carefully consider before making an investment decision relating to Trust Units. A Securityholder should consider carefully all such risk factors.

Reserve Estimates

The reserve and recovery information contained in the Paddock Report is only an estimate and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by Paddock.

Volatility of Oil and Natural Gas Prices

The Trust's operational results and financial condition will be dependent on the prices received by POT and AmalgamationCo for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on POT's and AmalgamationCo's ability to satisfy their obligations under the POT Notes and the Notes, respectively, on POT's and AmalgamationCo's ability to pay distributions or dividends on the POT Units or the AmalgamationCo Shares, respectively, and on amounts, if any, payable by AmalgamationCo to POT under the NPI Agreement thereby decreasing the amount of Distributable Cash to be distributed to holders of Trust Units.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts and the resource allowance, will not be changed in a manner which adversely affects Unitholders.

Investment Eligibility

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans ("Exempt Plans") which will have adverse tax consequences to Exempt Plans or their annuitants or beneficiaries. POT Notes, Other POT Notes or Redemption Notes acquired on a redemption of Trust Units may not be qualified investments for Exempt Plans.

Operational Matters

The operation of oil and gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to POT or AmalgamationCo and possible liability to third parties. POT and AmalgamationCo will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. POT or AmalgamationCo may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may impair POT's and AmalgamationCo's ability to satisfy their obligations under the POT Notes and the Notes, respectively, or reduce the amount receivable by POT from AmalgamationCo under the NPI Agreement.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of POT or AmalgamationCo or their subsidiaries to certain properties. Such circumstances could impair POT's and AmalgamationCo's ability to satisfy their obligations under the POT Notes and the Notes, respectively, or reduce the amount receivable by POT from AmalgamationCo under the NPI Agreement.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of POT or AmalgamationCo or their assets. Such legislation may be changed to impose higher standards and potentially more costly obligations on POT and AmalgamationCo. Although the Trust anticipates establishing a reclamation fund for the purpose of

funding its future environmental and reclamation obligations, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder. Canada, as an Annex B party to the Kyoto Protocol, is required to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gasses".

POT's and AmalgamationCo's exploration and production facilities and other operations and activities in Canada will emit a small amount of greenhouse gasses which may subject POT and AmalgamationCo to legislation regulating emissions of greenhouse gases and which may include a requirement to reduce emissions or emissions intensity from POT's and AmalgamationCo's operations and facilities. The direct or indirect costs of complying with emissions regulations may adversely affect the business of POT and AmalgamationCo in Canada.

Debt Service

POT and AmalgamationCo may, from time to time, finance a significant portion of their operations through debt (other than the POT Notes and the Notes). Amounts paid in respect of interest and principal on debt incurred by POT and AmalgamationCo may impair POT's and AmalgamationCo's ability to satisfy their obligations under the POT Notes and the Notes, respectively, on POT's and AmalgamationCo's ability to pay distributions or dividends on the POT Units or the AmalgamationCo Shares, respectively, or reduce the amount received by POT under the NPI Agreement. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by POT and AmalgamationCo of their obligations under the POT Notes and the Notes or the NPI Agreement, respectively. Ultimately, this may result in lower levels of Distributable Cash for the Trust.

Lenders will be provided with security over substantially all of the assets of POT and AmalgamationCo, their Subsidiaries and the Trust. If POT or AmalgamationCo become unable to pay their debt service charges or otherwise commit an event of default such as bankruptcy, a lender may foreclose on or sell the assets of POT or AmalgamationCo, their Subsidiaries and the Trust.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to POT and AmalgamationCo, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Taxation of POT and AmalgamationCo

The Arrangement and the Final Trust Structure are intended to be tax efficient. However, there can be no assurances that either AmalgamationCo or POT, or both, will not be taxable and taxation authorities could seek to challenge the amount of interest expense of AmalgamationCo and/or POT. If such challenge were to succeed, it could materially affect the Distributable Cash available. Where the Trust has income in excess of Distributable Cash it may distribute such excess in the form of additional Trust Units. Accordingly, Unitholders would be required to declare such additional amounts of income even though they do not receive a cash distribution.

Depletion of Reserves

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Distributions of Distributable Cash in respect of properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Although, the Trust anticipates using approximately 50% of its Distributable Cash to continue to develop low risk, high quality oil and natural gas reserves, POT and AmalgamationCo will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections or acquisitions of additional oil and gas properties, POT's and AmalgamationCo's initial production levels and reserves will decline.

POT's and AmalgamationCo's future oil and natural gas reserves and production, and therefore their cash flows, will be highly dependent on POT's and AmalgamationCo's success in exploiting their reserve base and acquiring additional reserves. Without

reserve additions through acquisition or development activities, POT's and AmalgamationCo's reserves and production will decline over time as reserves are exploited.

Net Asset Value

The net asset value of the assets of the Trust from time to time will vary depending upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Trust's assets.

Return of Capital

Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in AmalgamationCo. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be, directly and indirectly, the POT Notes, the POT Units, the Notes, shares in AmalgamationCo, the NPI Agreement and other investments in securities. The price per Trust Unit is a function of anticipated Distributable Cash, the underlying assets of the Trust and management's ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholders Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

INDUSTRY CONDITIONS

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. For a discussion of certain industry conditions affecting the oil and gas industry generally, see *"Industry Conditions"* in Peyto's AIF which is incorporated by reference into this Information Circular

EXPERTS

Certain legal matters in connection with the Arrangement will be passed upon on behalf of Peyto, the Trust, AcquisitionCo, POT and AmalgamationCo by Burnet, Duckworth & Palmer LLP. Certain information relating to Peyto's reserves has been prepared

by Paddock. As of the date hereof, partners and associates of Burnet, Duckworth & Palmer LLP and members of Paddock hold none of the outstanding securities of the Trust and less than 1% of the outstanding Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are Ernst & Young LLP, Chartered Accountants, Suite 1000, 440 – 2nd Avenue S.W., Calgary, Alberta T2P 5E9.

Valiant Trust Company, at its principal offices in Calgary, Alberta, and through its co–agent, Equity Transfer Services Inc., at its principal offices in Toronto, Ontario, is the transfer agent and registrar (the "Transfer Agent") for the Trust Units.

SCHEDULE A

BALANCE SHEET OF TRUST AS AT MAY 23, 2003

AUDITORS' REPORT

To the Trustee of
Peyto Energy Trust:

We have audited the balance sheet of Peyto Energy Trust as at May 23, 2003. This financial statement is the responsibility of the Peyto Energy Trust's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the financial statement presents fairly, in all material respects, the financial position of Peyto Energy Trust as at May 23, 2003 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
May 23, 2003

(signed) Ernst & Young LLP
Chartered Accountants

PEYTO ENERGY TRUST

BALANCE SHEET

As at	May 23, 2003
ASSETS	
Current	
Cash	$200
	$200
UNITHOLDERS' EQUITY	
Unitholders' equity	
Unitholders' equity	$200
	$200

See accompanying notes

On behalf of the Board of Peyto Exploration & Development Corp.:

(signed) "*Donald T. Gray*"
Director

(signed) "*Stephen J. Chetner*"
Director

PEYTO ENERGY TRUST

NOTES TO FINANCIAL STATEMENT

1. FORMATION AND FINANCIAL PRESENTATION

Peyto Energy Trust (the "Trust") is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture dated May 22, 2003. The Trust will be managed by Peyto Exploration & Development Corp. ("AmalgamationCo"), a wholly-owned subsidiary of the Trust.

The financial statement has been prepared in accordance with Canadian generally accepted accounting principles.

2. UNITHOLDERS' EQUITY

a. *Authorized*

An unlimited number of Trust Units

b. *Issued*

	Number of Units	Consideration
Trust Units		
Balance as at May 22, 2003	-	$ -
Issued upon settlement	20	200
Balance as at May 23, 2003	**20**	**$200**

3. SUBSEQUENT EVENT

Coincident with the Plan of Arrangement involving Peyto Exploration & Development Corp. ("Peyto"), Peyto Acquisition Corp. ("AcquisitionCo") and the Trust, Peyto and AcquisitionCo will amalgamate to form AmalgamationCo, which will be a wholly-owned subsidiary of the Trust. The Plan of Arrangement is subject to regulatory, judicial and securityholder approval and is anticipated to be completed by early July, 2003.

APPENDIX F

INFORMATION CONCERNING AMALGAMATIONCO

TABLE OF CONTENTS

	Page
NOTICE TO READER	3
THE CORPORATION	3
Petroleum and Natural Gas Properties and Reserves	3
DESCRIPTION OF SHARE CAPITAL	3
Common Shares	3
Notes	3
NPI AGREEMENT	4
DIRECTORS AND OFFICERS	4
PERSONNEL	4
EXECUTIVE COMPENSATION	5
BONUS PLAN	5
Market Based Component	5
Value Based Component	6
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	6
DIVIDENDS	6
MATERIAL CONTRACTS	6
INDUSTRY CONDITIONS	6
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	6

NOTICE TO READER

Pursuant to the Arrangement, AmalgamationCo will be the corporation resulting from the amalgamation of AcquisitionCo and Peyto. The disclosure in this Appendix has been prepared assuming that the Arrangement has become effective.

THE CORPORATION

AmalgamationCo will be the continuing corporation resulting from the amalgamation of AcquisitionCo and Peyto pursuant to the Arrangement. Upon completion of the Arrangement, the Trust will own all the issued and outstanding AmalgamationCo Securities. Immediately subsequent to the completion of the Arrangement, the POT Transaction will occur which will result in POT owning the Undeveloped Properties, all of the issued and outstanding AmalgamationCo Securities and an interest in the NPI Agreement. AmalgamationCo, together with POT, will continue to carry on the oil and natural gas business undertaken by Peyto prior to the Arrangement becoming effective. AmalgamationCo will own, directly or indirectly, all of the assets owned by Peyto, other than the Undeveloped Properties transferred to POT coincident with the POT Transaction becoming effective. On a consolidated basis, the Trust will hold the same oil and natural gas assets as Peyto held prior to the Arrangement becoming effective. For further information on the Plan of Arrangement, see the section of the Information Circular entitled "*The Arrangement*".

The head office of AmalgamationCo will be located at Suite 2900, 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1 and its registered office will be located at 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Petroleum and Natural Gas Properties and Reserves

For information with respect to Peyto's business and properties, please see the disclosure under "*Business and Properties of Peyto*" in Peyto's AIF, which is incorporated by reference into the Information Circular to which this Appendix F is attached. In addition, for information on the oil and natural gas reserves of Peyto and the Paddock Report, please see the disclosure under the heading "*Business and Properties of Peyto - Oil and Natural Gas Reserves*" in Peyto's AIF.

DESCRIPTION OF SHARE CAPITAL

Following the amalgamation, AmalgamationCo will be authorized to issue an unlimited number of common shares. Upon completion of the Arrangement, the Trust will be the sole holder of the issued and outstanding common shares of AmalgamationCo. The Trust will also be the sole holder of the entire principal amount of the Notes anticipated to be outstanding immediately following the completion of the Arrangement. Following the POT Transaction, POT, a trust wholly-owned by the Trust, will hold all issued and outstanding common shares of AmalgamationCo, all outstanding Notes and the NPI.

Common Shares

Each common share will entitle its holder to receive notice of and to attend all meetings of the shareholders of AmalgamationCo and to one vote at such meetings. The holders of common shares will be, at the discretion of the board of directors of AmalgamationCo and subject to applicable legal restrictions, entitled to receive such dividends as may be declared by the board of directors to be payable on the common shares from time to time. The holders of common shares will be entitled to share equally in any distribution of the assets of AmalgamationCo upon the liquidation, dissolution, bankruptcy or winding-up of AmalgamationCo or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.

Notes

For a summary of the material attributes and characteristics of the Notes, see Schedule A to the Plan, which is attached as Exhibit 1 to Appendix C of the Information Circular.

NPI AGREEMENT

Pursuant to the POT Transaction, AmalgamationCo and POT will enter into the NPI Agreement, pursuant to which AmalgamationCo will grant and set over to POT the right to receive certain payments (the "NPI") on petroleum and natural gas rights held by AmalgamationCo from time to time.

The NPI will consist of the right to receive a monthly payment from AmalgamationCo equal to the "NPI Income", which in respect of any period for which NPI Income is calculated, means a significant portion of the production revenues from the Properties (as defined in the NPI Agreement), less an equivalent portion of the amount of all deductions permitted under the NPI Agreement (the "NPI Deductions"), withdrawals from the reserve fund or reclamation fund established pursuant to the NPI Agreement to fund the payment of NPI Deductions, and advances made pursuant to AmalgamationCo's credit facilities to fund the payment of NPI Deductions.

Pursuant to the NPI Agreement a portion of the economic benefit derived from the assets of AmalgamationCo accrues to the benefit of POT and ultimately to the Trust and its Unitholders. The term of the NPI Agreement will be for so long as there are Properties to which the NPI Agreement applies.

The residual share of gross proceeds from the sale of production from the Properties which does not form part of NPI Income and is retained by AmalgamationCo, together with any income of AmalgamationCo derived from Properties that are not working interests in Canadian resource properties, will be used to defray certain expenses and capital expenditures of AmalgamationCo.

Pursuant to the NPI Agreement, AmalgamationCo will be required to pay to POT, NPI Income received by AmalgamationCo from the Properties during the month on or before the 15th day of the next calendar month. In calculating the NPI Income, AmalgamationCo will deduct, among other costs and expenses, any amounts paid into the reserve fund and the reclamation fund established pursuant to the NPI Agreement.

As consideration for granting the NPI, there will be a reduction in the principal amount of Notes held by POT. To satisfy the Deferred Purchase Price Obligation, the net proceeds of any issue of POT Units or the proceeds from the disposition of the NPI on any Properties are paid to AmalgamationCo. POT is not required to pay an amount as a Deferred Purchase Price Obligation except to the extent POT has such proceeds available.

If AmalgamationCo wishes to dispose of any Properties which will result in proceeds in excess of $10 million, AmalgamationCo's board of directors is required to approve such disposition, however, if the disposition represents all or substantially all of the Properties, such disposition must be approved by a special resolution of the POT Unitholders (being the Trust and in turn the Unitholders).

The Properties include working interests in a number of oil treating, natural gas gathering, natural gas compression and natural gas processing facilities. There may be opportunities for AmalgamationCo to provide services to third parties with regard to AmalgamationCo's available capacity in those facilities. Any income from providing any of these processing, gathering, disposal or treating services will be used to defray certain expenses and capital expenditures of AmalgamationCo.

POT will reimburse AmalgamationCo for Crown royalties and other Crown charges payable by AmalgamationCo in respect of production from or ownership of the Properties. AmalgamationCo will at all times be entitled to set off its right to be so reimbursed against its obligation to pay the NPI.

DIRECTORS AND OFFICERS

For information respecting the principal occupations and experience and qualifications of the initial directors and officers of AmalgamationCo, see Peyto's AIF, "*Directors and Officers*" and "*Annual Meeting Matters – Election of Directors*" in the body of the Information Circular.

PERSONNEL

After giving effect to the Plan of Arrangement, AmalgamationCo will have nine full-time employees. Contract operators are retained for all field operations.

EXECUTIVE COMPENSATION

All current executive officers of Peyto will remain with AmalgamationCo following the Arrangement. Following the completion of the Arrangement, it is anticipated that executive officers of AmalgamationCo will be paid salaries at a level that is comparable to other energy trusts of similar size and character. For information with respect to past executive compensation of Peyto, please see the information under "*Annual Meeting Matters – Directors' and Officers' Compensation*" in the Information Circular. Following the completion of the Arrangement, AmalgamationCo will enter into employment agreements with its executive officers on substantially similar terms as those currently in place. Please see the disclosure under the heading "*Annual Meeting Matters – Directors' and Officers' Compensation*" in the Information Circular for details on the current employment agreements.

Directors who are not also employees of AmalgamationCo will be paid an annual retainer fee of $20,000 and a fee of $250 for attendance at board or committee meetings. They will also be entitled to be reimbursed for all reasonable expenses incurred in order to attend such meetings. It is currently anticipated that outside directors will not participate in the bonus plan described below.

BONUS PLAN

Following the completion of the Arrangement, AmalgamationCo will adopt a bonus plan with two distinct components. These components are described below.

Market Based Component

The purpose of the market based component (the "Market Component") is to provide officers, consultants, employees and other service providers, as applicable (all of which are hereinafter called "Service Providers"), of the Trust and any of its subsidiaries, including AmalgamationCo, with an opportunity to acquire rights ("Rights") of the Trust, as designated from time to time by the board of directors of AmalgamationCo, the value of which will be based primarily on the value of the Units and the distributions paid to Unitholders. The Market Component will provide an increased incentive for these Service Providers to contribute to the future success of the Trust, thus enhancing the value of the Units for the benefit of all the Unitholders of the Trust. The Market Component is meant to mirror, to the extent possible, Peyto's current Option Plan.

Rights shall be granted by the board of directors from time to time, at its sole discretion, to Service Providers. No Service Provider shall have any right to be granted Rights, except as may be specifically granted by the board of directors.

The grant price ("Grant Price") per Right in respect of Rights granted in 2003 shall be equal to the weighted average of the per Unit closing price of Units of the Trust traded through the facilities of the TSX on the five (5) consecutive trading days immediately preceding the date of grant. The Rights will vest equally (as to ⅓ per year) over three (3) years on December 31 of each year, beginning on December 31, 2003. At the end of each year the vested (being 1/3 of the grant) Rights will be paid out based on the formula set forth in the following paragraph. At the beginning of each year, the board of directors of AmalgamationCo will use its discretion to determine whether to award new Rights. Such new Rights will be granted effective January 1 and will be issued at a Grant Price equal to the Year End Market Price (as defined below). All Rights that have vested will expire at the end of the year regardless of whether they are in the money or not.

Upon the exercise of each Right, the Trust shall pay to the holder of such Right an amount equal to 1.33 multiplied by the sum of (i) the weighted average of the per Unit closing price of Units of the Trust traded through the facilities of the TSX on the five (5) consecutive trading days immediately preceding the end of the calendar year ("Year End Market Price") **less** the Grant Price for such Right and (ii) the amount of the cash distributed by the Trust per Unit from the Grant Date to the date of exercise. For greater certainty, the sum calculated in (i) above may be negative if the weighted average trading price is less than the Grant Price. The 1.33 multiplier is being utilized to neutralize the difference in tax treatment from the exercise of Options pursuant to the Option Plan and the cash payouts under the Market Component. The gain realized by a holder of Options under the Option Plan was taxed at the capital gains rate of 50%. The gain realized by a holder of Rights under the Market Component will be taxed at 100%.

To date, no Rights have been issued. Following the Effective Date, it is anticipated that approximately 3,000,000 Rights will be issued to Service Providers. It is the current intention of the Trust to keep the number of Rights outstanding at a number which is no greater than 7% of the issued and outstanding Trust Units.

Value Based Component

The principal purpose of the Value Base Component ("Value Component") is to advance the interests of the Trust and its subsidiaries by providing for bonuses for key employees of AmalgamationCo and its subsidiaries who are designated as participants thereunder. The goal in implementing the Value Component is to attract and retain such key employees, make their compensation competitive with other opportunities, and provide them with an incentive to strive to achieve the financial and business objectives of the Trust and its subsidiaries. The overriding philosophy of the Value Component is to reward the designated employees for accretive value generation. The Value Component is designed to recognize individual performance that has played a role in creating incremental value per Unit but not to reward for increases in commodity prices.

The Value Component will be administered by the Chief Executive Officer of AmalgamationCo, who will select the participants in the Value Component from among key employees of AmalgamationCo and its subsidiaries and will allocate participation points to each such participant. Recommendations regarding the allocations made by the Chief Executive Officer will be reviewed by the compensation committee of the board of directors. Allocations and payments made to the Chief Executive Officer will be determined by the board of directors of AmalgamationCo. Under the Value Component, the bonus pool will be initially comprised of 3% of the incremental increase in value, if any, as adjusted to reflect changes in debt, equity and distributions, of Proven Producing Reserves calculated using a discount rate of 8%. The change in Proven Producing Reserves will be calculated on a calendar year basis. The Proven Producing Reserves shall be calculated by Paddock, or another independent oil and gas reservoir engineer, at the end of a fiscal year, using the following year's constant price forecast for all calculations. The bonuses under the Value Component shall be paid in cash.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of AmalgamationCo, or any of their associates, to AmalgamationCo, nor is any indebtedness of the directors or executive officers to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by AmalgamationCo.

DIVIDENDS

It is not anticipated that AmalgamationCo will declare or pay dividends in the near future. Any decision to pay dividends on its shares will be made by the board of directors of AmalgamationCo on the basis of AmalgamationCo's earnings, financial requirements and other conditions existing at such future time.

MATERIAL CONTRACTS

Following the completion of the Arrangement, AmalgamationCo will be a party to all of the material contracts of each of AcquisitionCo and Peyto. The following is a list of material contracts to which AmalgamationCo is, or will become, a party:

1. the Arrangement Agreement (see the section in the Information Circular entitled "*The Arrangement*"); and

2. the NPI Agreement (see "*NPI Agreement*" above).

INDUSTRY CONDITIONS

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. For a discussion of certain industry conditions affecting the oil and gas industry generally, see "*Industry Conditions*" in Peyto's AIF which is incorporated by reference into the Information Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in the Information Circular, including this Appendix, none of the directors, officers or principal shareholders of AmalgamationCo and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects AmalgamationCo or any of its affiliates.

There are potential conflicts of interest to which the directors and officers of AmalgamationCo will be subject in connection with the operations of AmalgamationCo. In particular, certain of the directors and officers of AmalgamationCo are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of AmalgamationCo, POT and the Trust or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of AmalgamationCo, POT and the Trust. See "*Directors and Officers*" above. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

APPENDIX G

INFORMATION CONCERNING PEYTO OPERATING TRUST

TABLE OF CONTENTS

Page

PEYTO OPERATING TRUST 3
POT Units 4
POT Unitholders Limited Liability 4
Cash Distributions 5
Meetings of POT Unitholders 5
POT Notes 5
Trustee 6
Delegation of Authority, Administration and Trust Governance 6
Liability of the POT Trustee and AmalgamationCo 7
Amendments to the POT Indenture 7
Termination of POT 8
RISK FACTORS 8
INDUSTRY CONDITIONS 8

PEYTO OPERATING TRUST

POT will be an open-ended unincorporated trust governed by the laws of the Province of Alberta and created pursuant to the POT Indenture. The head and principal office of POT will be located at Suite 2900, 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1.

Subsequent to the completion of the POT Transaction, POT will hold all of the Undeveloped Properties, all of the AmalgamationCo Securities and an interest in the NPI Agreement. Through POT's holding of the Undeveloped Properties, it will develop and exploit its oil and gas properties and any additional oil and gas properties that are acquired by POT in the future (collectively, the "Oil and Gas Exploration Business"). It is intended that POT will be created for, among other things, the following purposes:

(a) the direct or indirect conduct and pursuit of, and the participation in, the Oil and Gas Exploration Business including entering into all of the transactions contemplated by, and all reorganizational steps in relation or ancillary to, the POT Transaction, including the issuance of the POT Notes and the acquisition of the NPI;

(b) acquiring, holding, transferring, disposing of, investing in, operating and otherwise dealing with assets, securities (whether debt or equity) and other interests or properties of whatever nature or kind of or issued by affiliates, associates or other persons involved, directly or indirectly, in the Oil and Gas Exploration Business and, for greater certainty, POT is expressly authorized to achieve the foregoing purposes to invest, directly or indirectly, in one or more partnerships (whether limited or general) as a partner thereof and to acquire and hold royalty interests and securities of AmalgamationCo;

(c) borrowing at any time and from time to time such sum of money or otherwise incurring such indebtedness, upon such terms and subject to such conditions, for such length of time and for the purposes set forth in paragraphs (a) and (b) above and, in order to secure the repayment of any sum so borrowed or indebtedness so incurred, executing and delivering, under seal and otherwise, such notes, bonds or other obligations as may be required, including promissory notes, mortgages, pledges, hypothecations and/or charges upon the assets of POT;

(d) the guaranteeing of any debts or liabilities, present or future, direct or indirect, absolute or contingent, matured or not of any affiliate of POT pursuant to any credit facility, note indenture, swap, or other instrument for the purposes set forth in paragraphs (a) and (b) above;

(e) without limiting the generality of paragraphs (a) and (b) above, the transfer of any direct or indirect ownership or working interest in, or any asset or property used in connection with, the Oil and Gas Exploration Business to one or more affiliates and the retention of royalty interests in such working interest, asset or property;

(f) without limiting the generality of paragraphs (a) and (b) above, the acquisition, creation or retention of any other royalty interests related to the Oil and Gas Exploration Business;

(g) temporarily holding cash and other short term investments in connection with and for the purposes of POT's activities, including paying administration and trust expenses, paying any amounts required in connection with the redemption of POT Units and making distributions to the Trust;

(h) issuing POT Units and other securities of POT (including securities convertible into or exchangeable for POT Units or other securities of POT, or warrants, special warrants, options or other rights to acquire POT Units or other securities of POT), for the purposes of:

    (i) obtaining funds to conduct the activities described in paragraphs (a) and (b) above, including raising funds for further acquisitions;

    (ii) repayment of any indebtedness or borrowings of POT;

(iii) establishing and implementing rights plans, distribution reinvestment plans, POT Unit purchase plans, and incentive option and other compensation plans, if any, established by POT;

(iv) carrying out any of the transactions contemplated by the POT Transaction; and

(v) making non-cash distributions as contemplated by the POT Indenture, including distributions pursuant to distribution reinvestment plans, if any, established by POT;

(i) repurchasing, redeeming, transferring, consolidating or canceling POT Units or other securities of POT, subject to the provisions of the POT Indenture and applicable law; and

(j) engaging in all activities ancillary or incidental to any of those activities set forth in the preceding paragraphs.

POT Units

The POT Indenture will provide that an unlimited number of POT Units may be created and issued pursuant to the POT Indenture. The holders of POT Units ("POT Unitholders") will be entitled to receive distributions on the POT Units in accordance with the terms of the POT Indenture and such other distributions as may be made pursuant to the POT Indenture. In the event of the liquidation, dissolution or winding up of POT or other distribution of assets of POT among POT Unitholders for the purpose of winding up its affairs, the POT Unitholders will be entitled to participate in the distribution in equal amounts per POT Unit on all of the POT Units at the time outstanding without preference or distinction. The POT Unitholders will be entitled to receive notice of and to attend all annual and special meetings of the POT Unitholders and to one (1) vote in respect of each POT Unit held at all such meetings. Each POT Unitholder will be entitled to require POT to redeem at the demand of the POT Unitholder all or any part of the POT Units registered in the name of the POT Unitholder at a price determined in accordance with the terms of the POT Indenture. In addition, POT will be able to call for redemption all or any part of the outstanding POT Units registered in the name of POT Unitholders at a price determined in accordance with the terms of the POT Indenture.

POT Unitholders Limited Liability

The POT Indenture will provide that no POT Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort or of any other kind whatsoever to any person in connection with the Trust Property (as defined in the POT Indenture) or the obligations or the affairs of POT or with respect to any act performed by Valiant Trust Company (the "POT Trustee") or by any other person pursuant to the POT Indenture or with respect to any act or omission of the POT Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the POT Trustee or such other person or with respect to any transaction entered into by the POT Trustee or by any other person pursuant to the POT Indenture. The POT Indenture will also provide that no POT Unitholder shall be liable to indemnify the POT Trustee or any such other person with respect to any such liability or liabilities incurred by the POT Trustee or by any such other person or persons or with respect to any taxes payable by POT or by the POT Trustee or by any other person on behalf of or in connection with POT; provided, however, to the extent that, notwithstanding the foregoing, any such liabilities are determined by a court of competent jurisdiction to be liabilities of POT Unitholders, such liabilities shall only be enforceable against, and shall be satisfied only out of, the Trust Property. If any POT Unitholder shall be held personally liable as such to any other person in respect of any debt, liability or obligation incurred by or on behalf of POT, or any action taken on behalf of POT, such POT Unitholder shall be entitled to indemnity and reimbursement out of the Trust Property to the full extent of such liability and to the costs of any litigation or any other proceedings in which such liability shall have been determined, including, without limitation, the reasonable fees and disbursements of counsel.

The POT Indenture will provide that all contracts signed by or on behalf of POT must contain a provision to the effect that such obligation will not be binding upon POT Unitholders personally. Notwithstanding the terms of the POT Indenture, POT Unitholders may not be protected from liabilities of POT to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against POT (to

the extent that claims are not satisfied by POT) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities.

The activities of POT and its wholly-owned subsidiary, AmalgamationCo, will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the POT Unitholders for claims against POT including by obtaining appropriate insurance, where available, for the operations of POT and AmalgamationCo and having contracts signed by or on behalf of POT include a provision that such obligations are not binding upon POT Unitholders personally.

Cash Distributions

POT intends to make monthly cash distributions to the Trust (as the sole POT Unitholder) to coincide with the making of distributions by the Trust to the Trust Unitholders. The Administrator will have discretion as to the amount of income of POT which will be paid or declared payable to POT Unitholders and a portion of said income may be retained by POT and used to conduct exploration and development activities. Accordingly, POT may be taxable if less than its net income is paid or payable to POT Unitholders.

Meetings of POT Unitholders

The POT Indenture will provide that meetings of POT Unitholders (being the Trust) must be called and held for, among other matters, electing the POT Trustee, appointing or changing the auditors of POT, any matter under which applicable law or applicable stock exchange rules would require the approval of the POT Unitholders had POT been a reporting issuer in the jurisdictions in which the Trust is a reporting issuer and had the POT Units been listed for trading on the exchanges where the Trust Units are listed for trading, the approval of amendments to the POT Indenture (except as described under "*Amendments to the POT Indenture*"), the sale, lease or exchange of all or substantially all of the property of POT, except in certain circumstances, the authorization of the termination, liquidation or winding up of POT, except in certain circumstances, and the approval of a combination or merger or similar transaction between POT and any other person that is not an affiliate or associate of POT, in certain circumstances.

POT Notes

The following summary of the material attributes and characteristics of the POT Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of a note indenture (the "Note Indenture") to be dated on or before the effective date of the POT Transaction and made between POT and Valiant Trust Company, as trustee (the "Note Trustee"), which will contain a complete statement of such attributes and characteristics. The POT Notes will be issued under the Note Indenture.

Terms and Issue of POT Notes

Pursuant to the POT Transaction, POT Notes will be issued by POT to the Trust pursuant to the Note Indenture as partial consideration for the transfer of all of the outstanding securities of AmalgamationCo from the Trust to POT. The Note Indenture provides that initially only one global POT Note certificate will be issued which will represent all POT Notes issued under the POT Transaction. The global POT Note certificate will be issued to the Note Trustee in trust for the Trust.

The POT Notes will be unsecured and bear interest from the date of issue at a rate which is expected to be approximately 5% per annum. Interest will be payable for each month during the term on the 10th day of the month following such month, or the next business day if such day is not a business day. The first interest payment is intended to be due on August 10, 2003 for the period commencing on the effective date of the POT Transaction and ending on July 31, 2003.

In contemplation of the possibility that POT Notes may be distributed to Trust Unitholders upon the redemption of their Trust Units, the Note Indenture will provide that if persons other than the Trust (the "Non-Fund Holders") own POT Notes having an aggregate principal amount in excess of $1,000,000, either the Trust or the Non-Fund Holders

shall be entitled, among other things, to require the Note Trustee to exercise the powers and remedies available under the Note Indenture upon an event of default and, with the Trust, the Non-Fund Holders may provide consents, waivers or directions relating generally to the variance of the Note Indenture and the rights of noteholders. The Note Indenture will allow the Trust flexibility to delay payments of interest or principal otherwise due to it while payment is made to other noteholders, and to allow other noteholders to be paid out before the Trust. Any delayed payments will be due 5 days after demand.

Ranking

The POT Notes will be unsecured debt obligations of POT and will rank *pari passu* with all other unsecured indebtedness of POT, but subordinate to all secured debt.

Events of Default

The Note Indenture will provide that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the POT Notes when required; (ii) the failure to pay all of the interest obligations on the POT Notes for a period of 90 days; (iii) if POT has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness of more than $5 million in the aggregate and POT has failed to remedy such default within applicable curative periods; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (v) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to POT specifying such default and requiring POT to rectify the same; (vi) POT ceasing to carry on its business other than as contemplated in this Information Circular; and (vii) material default by POT under material agreements if property having a fair market value in excess of $5 million in the aggregate is liable to forfeiture or termination.

Trustee

Valiant Trust Company will be the initial POT Trustee. The POT Trustee, subject only to the specific limitations contained in the POT Indenture, will have, free from any power of control on the part of the Trust, full, absolute and exclusive power, control and authority over the Trust Property and over the affairs of POT to the same extent as if the POT Trustee was the sole and absolute beneficial owner of such property in its own right, to do all such acts and things as in its sole judgment and discretion are necessary or incidental to, or desirable for, carrying out the purposes of POT set forth in the POT Indenture. The POT Indenture will provide that the POT Trustee shall exercise its powers and carry out its functions thereunder as POT Trustee honestly, in good faith and in the best interests of POT and the POT Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the POT Trustee's appointment will be until the third annual meeting of the Trust Unitholders. The Trust Unitholders shall, at the third annual meeting of the Trust Unitholders, direct the Trust to reappoint, or appoint a successor to, the POT Trustee for an additional three year term, and thereafter, the Trust Unitholders shall direct the Trust to reappoint, or appoint a successor to, the POT Trustee at the annual meeting of the Trust Unitholders three years following the reappointment or appointment of the successor to the POT Trustee. The POT Trustee may resign on giving not less than 60 days' notice in writing to AmalgamationCo.

Delegation of Authority, Administration and Trust Governance

POT will not be managed by a third party manager. Following completion of the Arrangement, POT will be managed by AmalgamationCo. The POT Trustee, on behalf of POT, will enter into an administration agreement (the "Administration Agreement") pursuant to which AmalgamationCo will provide certain administrative services and facilities to POT. For information respecting the principal occupations and experience and qualifications of the initial directors and officers of AmalgamationCo, see Peyto's AIF, "*Directors and Officers*" and "*Annual Meeting Matters – Election of Directors*" in the body of the Information Circular.

Pursuant to the POT Indenture and the Administration Agreement, the POT Trustee will grant broad discretion to AmalgamationCo to administer and manage the day-to-day operations of POT, to act as agent for POT, to execute documents on behalf of POT, and to make executive decisions for and on behalf of POT.

Liability of the POT Trustee and AmalgamationCo

The POT Trustee, AmalgamationCo, and their respective directors, officers, employees and agents shall not be liable to any POT Unitholder or annuitant for any action taken in good faith in reliance on any documents that are, prima facie, properly executed, for any depreciation of, or loss to, POT incurred by reason of the retention or sale of any property, for any inaccuracy or omission in any evaluation provided by AmalgamationCo or any other appropriately qualified person, for relying on any such evaluation, for any action or failure to act of AmalgamationCo, or for any other action or failure to act (including, without limitation, the failure to compel in any way any former trustee to redress any breach of trust or any failure by AmalgamationCo to perform its duties under the POT Indenture or any material contract), unless such liabilities arise principally and directly from a breach of the POT Trustee's standard of care as set out in the POT Indenture or the POT Trustee's or such director's, officer's, employee's or agent's gross negligence, willful default or fraud.

The POT Trustee shall not be liable to any POT Unitholder or annuitant for any action or failure to act which is taken in good faith in relation to any matter arising from or relating to the POT Indenture or any material contract where such action or failure to act is based upon the opinion or advice of or information obtained from any expert, provided that the POT Trustee has satisfied its standard of care in the POT Indenture in selecting such expert. In addition, the POT Indenture will contain other customary provisions limiting the liability of the POT Trustee and of AmalgamationCo and indemnifying the POT Trustee and AmalgamationCo from and against any such liabilities.

Amendments to the POT Indenture

Once settled, the POT Indenture may be amended or altered from time to time by special resolution.

The POT Trustee will be able to, without the approval of any of the POT Unitholders (being the Trust) or any other person, amend the POT Indenture for the purpose of:

(a) prior to Closing, for any purpose in the sole discretion of the POT Trustee or Peyto; or

(b) at any time for the purpose of:

    (i) ensuring continuing compliance, by POT, with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the POT Trustee or POT;

    (ii) providing, in the bona fide opinion of the POT Trustee, additional protection for the POT Unitholders;

    (iii) making minor corrections, or removing or curing any conflicts or inconsistencies between the provisions of the POT Indenture or any supplemental indenture and any other agreement of POT or any applicable law or regulation of any jurisdiction or any prospectus filed with any regulatory or governmental body with respect to POT, provided that, in the opinion of counsel to POT and the POT Trustee in each case, the rights of the POT Unitholders are not materially prejudiced thereby;

    (iv) making amendments which, in the opinion of counsel to POT and the POT Trustee, are necessary or desirable in the interests of the POT Unitholders as a result of changes in taxation laws or in their interpretation or administration; and

    (v) making amendments provided that, in the opinion of the POT Trustee, the rights of the POT Unitholders are not materially prejudiced thereby.

Termination of POT

The POT Unitholders (being the Trust) will be able to pass a special resolution requiring the POT Trustee to distribute to POT Unitholders all Trust Property.

Unless POT is earlier terminated or extended by vote of the POT Unitholders, the POT Trustee shall commence to wind-up the affairs of POT on December 31, 2099.

RISK FACTORS

For a summary of certain risk factors relating to the Trust and the ownership of Trust Units which prospective investors should carefully consider before making an investment decision relating to Trust Units, certain of which risk factors will also be applicable to the business and operations of POT, see Appendix E, "*Information Concerning the Trust – Risk Factors*". A Securityholder should consider carefully all such risk factors.

INDUSTRY CONDITIONS

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. For a discussion of certain industry conditions affecting the oil and gas industry generally, see "*Industry Conditions*" in Peyto's AIF which is incorporated by reference into this Information Circular.

APPENDIX H

PRO FORMA STATEMENT OF INCOME AND FUNDS AVAILABLE FOR DISTRIBUTION

COMPILATION REPORT

To the Directors of
Peyto Exploration & Development Corp.

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated statement of earnings and funds available for distribution of Peyto Energy Trust for the three month period ended March 31, 2003 which have been prepared for inclusion in this Information Circular. In our opinion, the unaudited pro forma consolidated statement of earnings and funds available for distribution have been properly compiled to give effect to the proposed transactions and the assumptions described in the notes thereto.

Calgary, Canada
May 23, 2003

(Signed) Ernst & Young LLP
Chartered Accountants

Peyto Energy Trust

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
AND FUNDS AVAILABLE FOR DISTRIBUTION
(UNAUDITED)
For the three months ended March 31, 2003

	Peyto Exploration & Development Corp.	Pro Forma Adjustments	Notes	Peyto Energy Trust Pro Forma
Revenue				
Petroleum and natural gas sales	54,670,085			54,670,085
Royalties	(14,945,462)			(14,945,462)
Alberta Royalty Tax Credit	125,000			125,000
	39,849,623			39,849,623
Expenses				
Operating	1,117,044			1,117,044
General and administrative	211,506			211,506
Interest	895,322			895,322
Depletion, depreciation and site restoration	4,968,014			4,968,014
	7,191,886			7,191,886
Earnings before taxes	32,657,737			32,657,737
Future income tax expense	(13,845,281)	(190,256)	2(a)	(5,112,836)
		8,922,701	2(b)	
Current tax expense	(190,256)	190,256	2(a)	-
Capital tax expense	(126,884)			(126,884)
Earnings	**18,495,316**			**27,418,017**
Add non-cash items:				
Depletion, depreciation and site restoration	4,968,014			4,968,014
Future income taxes	13,845,281	190,256	2(a)	5,112,836
		(8,922,701)	2(b)	
Funds from operations	**37,308,611**			**37,498,867**
Add:				
Funds from exercise of stock options	134,336	(134,336)	2(c)	-
Funds drawn from revolving credit facility	3,042,746	(190,256)	2(a)	2,986,826
		134,336	2(c)	
Funds available for distribution and capital expenditures	**40,485,693**			**40,485,693**
Capital expenditures (note 3)	40,485,693			40,485,693
Funds available for distribution (note 3)	**-**			**-**
Weighted average number of trust units				43,446,337
Basic and diluted earnings per trust unit				0.63
Funds from operations per trust unit				0.86
Funds available for distribution and capital expenditures per trust unit				0.93
Funds available for distribution per trust unit				*See Note 3*

See accompanying notes

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS AND FUNDS AVAILABLE FOR DISTRIBUTION

For the three months ended March 31, 2003

1. Basis of Presentation

The accompanying unaudited pro forma consolidated statement of earnings and funds available for distribution for the three months ended March 31, 2003 (the "pro forma statement") has been prepared to reflect the proposed plan to convert Peyto Exploration & Development Corp. ("Peyto") from a corporate entity concentrating on growth through the reinvestment of cash flow to a trust entity which will distribute a portion of cash flow to Peyto Energy Trust (the "Trust") Unitholders. The pro forma statement has been prepared based upon the unaudited financial statements of Peyto for the three months ended March 31, 2003 because, in Management's opinion, this period is most representative of Peyto's continuing operations.

The pro forma statement has been prepared by management in accordance with Canadian generally accepted accounting principles. The pro forma statement gives effect to the transactions described in Note 2 as if they had occurred at the beginning of the period. The pro forma statement may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Under the proposed Plan of Arrangement as contemplated herein, it is assumed that all holders of Peyto Common Shares will indirectly exchange their common shares for Trust Units on a one to one basis. The Plan of Arrangement is subject to shareholder and court approval.

Accounting policies used in the preparation of the pro forma statement are consistent with those used in the audited financial statements of Peyto for the year ended December 31, 2002 and the unaudited financial statements for the three months ended March 31, 2003, except as discussed below. Accordingly, the pro forma statement should be read in conjunction with the historical financial statements and the notes thereto of Peyto for the year ended December 31, 2002 and the three months ended March 31, 2003. In the opinion of management the pro forma statement includes all necessary adjustments for a fair presentation of the ongoing entity.

As part of the Plan of Arrangement, it is expect that all outstanding stock options will vest and be settled for cash. The pro forma statement does not reflect the cost of settling Peyto's outstanding stock options which, based upon the intrinsic value of the options over the five consecutive trading days ending two days prior to the May 23, 2003 effective date of the Plan of Arrangement, would have been $39,489,802, before tax. Upon completion of the Plan of Arrangement, there would have been an estimated 43,451,522 Trust Units outstanding assuming all holders of stock options elect to exercise their right to have their vested and unvested options cancelled in consideration of a cash payment equal to the difference between the exercise price and the market value of Peyto's common shares over the five consecutive trading days ending two days prior to the May 23, 2003. If the holders of vested options elected to exercise their options an additional 1,284,972 Trust Units would have been outstanding. The pro forma statement does not reflect the Trust's intended private placement, described elsewhere in the Plan of Arrangement. As the funds from this private placement would be used to finance the option settlement described above, the pro forma statement does not reflect an additional interest expense arising as a result of the cash payment made to settle Peyto's stock option plan.

The Trust is an unincorporated entity established under the laws of the Province of Alberta and created pursuant to a Declaration of Trust dated May 22, 2003. Pursuant to the terms of the Arrangement, Peyto will amalgamate with Peyto Acquisition Corp. and become a wholly owned subsidiary of the Trust.

2. **Pro forma Assumptions and Adjustments**

The pro forma statement gives effect to the Plan of Arrangement as if it was effective on January 1, 2003. The pro forma statement gives effect to the following assumptions and adjustments:

(a) Current income taxes of Peyto have been eliminated as the Trust is able to, and intends to claim a deduction for all amounts paid to unitholders. To the extent income is retained in the Trust for additional capital projects, the Trust may be taxable.

(b) Future income tax expense of Peyto has been decreased by $8,922,701 to reflect the tax effect of the pro forma adjustments, at the effective tax rate of 15.7%.

(c) Prior to the Plan of Arrangement, all of Peyto's outstanding options would be settled and accordingly no options would have been exercised during the period.

3. ***Funds Available for Distribution and Capital Expenditures***

Funds available for distribution and capital expenditures represent the funds from operations combined with additional funds of $2,986,826 drawn from the revolving credit facility to meet current period capital expenditure requirements.

The funds available for distribution and capital expenditures could be distributed entirely to the unitholders or reduced by a discretionary amount to fund capital expenditures or to stabilize distributions by protecting against volatile changes in oil and gas commodity prices. Management of Peyto has indicated that they intend to distribute, on a monthly basis, a minimum of 50% of funds available for distribution with a minimum of $0.15 per Trust Unit. Management believes, had the Plan of Arrangement been effective January 1, 2003, that Peyto would have retained approximately $18 million for capital expenditures reducing the additional funds required to be drawn on its revolving credit facility to nil and leaving approximately $19.5 million or $0.45 per Trust unit available for distribution.

APPENDIX I

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

Pursuant to the Interim Order, registered Securityholders have the right to dissent in respect of the Arrangement. Such right of dissent is described in the Information Circular. The full text of Section 191 of the ABCA is set forth below. Note that certain provisions of such section have been modified by the Interim Order which is attached to the Information Circular as Appendix B and pursuant to the Plan of Arrangement which is attached to the Information Circular as Exhibit 1 to Appendix C.

"191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(l)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholder at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if he has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw his dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities."

PEYTO EXPLORATION & DEVELOPMENT CORP.
NOTICE OF ANNUAL AND SPECIAL MEETING

to be held June 24, 2003

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated May 23, 2003, an annual and special meeting (the "Meeting") of the holders of common shares ("Common Shares") and the holders of options to purchase Common Shares ("Options") (collectively "Securityholders") of Peyto Exploration & Development Corp. ("Peyto") will be held at the Westin Hotel, Eau Claire Room, 320 – 4th Avenue S.W., Calgary, Alberta on June 24, 2003, at 2:30 p.m. (Calgary time) for the following purposes:

(a) to receive and consider the consolidated financial statements of Peyto for the year ended December 31, 2002, together with the report of the auditors thereon, and the report of the Board of Directors;

(b) to fix the number of members of the Board of Directors of Peyto to be elected at the Meeting at six members;

(c) to elect directors of Peyto for the ensuing year;

(d) to appoint auditors of Peyto for the ensuing year and to authorize the directors of Peyto to fix their remuneration as such;

(e) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement dated May 23, 2003 (the "Information Circular"), to approve a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta), all as more particularly described in the accompanying Information Circular;

(f) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The record date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is May 12, 2003. Only Securityholders whose names have been entered in the register of the Securityholders on the close of business on that date are entitled to notice of the Meeting and such holders, and holders of Common Shares or Options (collectively "Securities") issued by Peyto after the record date and prior to the Meeting will be entitled to vote at the Meeting, provided that, to the extent a holder of Common Shares transfers the ownership of any Common Shares after such date and the transferee establishes ownership of those Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of holders of Common Shares eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting. The terms of the Options provide that they are not transferable and no Options will expire prior to the Meeting.

Registered Securityholders have the right to dissent with respect to the Arrangement and to be paid the fair value of their Securities in accordance with the provisions of section 191 of the *Business Corporations Act* (Alberta) and the Interim Order. A Securityholder's right to dissent is more particularly described in the accompanying Information Circular. **Failure to strictly comply with the requirements set forth in section 191 of the *Business Corporations Act* (Alberta), as modified by the Interim Order, may result in the loss of any right of dissent.**

A Securityholder may attend the Meeting in person or may be represented by proxy. Securityholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy (GREEN for holders of Common Shares and WHITE for holders of Options) for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by Computershare Trust Company of Canada, Suite 600, Western Gas Tower, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8, at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.

Dated at the City of Calgary, in the Province of Alberta, this 23rd day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS OF
PEYTO EXPLORATION & DEVELOPMENT CORP.

(signed) *"Donald T. Gray"*
Donald T. Gray
President and Chief Executive Officer
Peyto Exploration & Development Corp.

PEYTO EXPLORATION & DEVELOPMENT CORP.

INSTRUMENT OF PROXY
(OPTIONHOLDERS)
FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND OPTIONHOLDERS

TO BE HELD ON JUNE 24, 2003

The undersigned optionholder of Peyto Exploration & Development Corp. (the "Corporation" or "Peyto") hereby appoints Donald T. Gray, of the City of Calgary, in the Province of Alberta, President and Chief Executive Officer of the Corporation or, failing him, Rick Braund, of the City of Calgary, in the Province of Alberta, Chairman of the Corporation, or instead of either of the foregoing, ____________________________, as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the annual and special meeting of shareholders and optionholders of the Corporation (the "Meeting"), to be held on Tuesday, June 24, 2003 at 2:30 p.m. (Calgary time) in the Eau Claire Room of the Westin Hotel, 320 – 4th Avenue S.W., Calgary, Alberta and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the options represented by this Instrument of Proxy in the following manner (check (√) the appropriate box):

1. **FOR** ☐ or **AGAINST** ☐ **(and, if no specification is made, FOR)** passing a special resolution, the full text of which is set forth as **Appendix A** to the accompanying Information Circular, approving an arrangement involving Peyto, its securityholders, Peyto Acquisition Corp. and Peyto Energy Trust under Section 193 of the *Business Corporations Act* (Alberta), all as more particularly set forth and described in the accompanying Information Circular; and

2. At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of the Corporation. The options represented by this Instrument of Proxy will be voted and, where the optionholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each optionholder has the right to appoint a proxyholder other than the persons designated above, who need not be an optionholder, to attend and to act for and on the behalf of such optionholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the optionholder's appointee should be legibly printed in the blank space provided.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

Dated this _____ day of _____________, 2003.

____
(signature of optionholder)

____
(name of optionholder - please print)

(see over for notes)

NOTES:

1. If the optionholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.
2. This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the options are registered. If the Instrument of Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.
3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.
4. This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Secretary of the Corporation c/o Computershare Trust Company of Canada, 600, 530 – 8th Avenue S.W. Calgary, Alberta, T2P 3S8, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of that Meeting.

PEYTO EXPLORATION & DEVELOPMENT CORP.

INSTRUMENT OF PROXY
(SHAREHOLDERS)
FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND OPTIONHOLDERS

TO BE HELD ON JUNE 24, 2003

The undersigned shareholder of Peyto Exploration & Development Corp. (the "Corporation" or "Peyto") hereby appoints Donald T. Gray, of the City of Calgary, in the Province of Alberta, President and Chief Executive Officer of the Corporation or, failing him, Rick Braund, of the City of Calgary, in the Province of Alberta, Chairman of the Corporation, or instead of either of the foregoing, ____________________________, as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the annual and special meeting of shareholders and optionholders of the Corporation (the "Meeting"), to be held on Tuesday, June 24, 2003 at 2:30 p.m. (Calgary time) in the Eau Claire Room of the Westin Hotel, 320 – 4th Avenue S.W., Calgary, Alberta and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this Instrument of Proxy in the following manner (check (√) the appropriate box):

1. **FOR** ☐ or **AGAINST** ☐ **(and, if no specification is made, FOR)** fixing the size of the Board of Directors of Peyto at six members;

2. **FOR** ☐ or **WITHHOLD FROM VOTING FOR** ☐ **(and, if no specification is made, FOR)** electing the directors of Peyto for the ensuing year as set forth in the accompanying Information Circular;

3. **FOR** ☐ or **WITHHOLD FROM VOTING FOR** ☐ **(and, if no specification is made, FOR)** appointing the auditors of Peyto for the ensuing year and to authorize the directors of Peyto to fix their remuneration as such;

4. **FOR** ☐ or **AGAINST** ☐ **(and, if no specification is made, FOR)** passing a special resolution, the full text of which is set forth as **Appendix A** to the accompanying Information Circular, approving an arrangement involving Peyto, its securityholders, Peyto Acquisition Corp. and Peyto Energy Trust under Section 193 of the *Business Corporations Act* (Alberta), all as more particularly set forth and described in the accompanying Information Circular; and

5. At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of the Corporation. The common shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each shareholder has the right to appoint a proxyholder other than the persons designated above, who need not be a shareholder, to attend and to act for and on the behalf of such shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

Dated this _____ day of ______________, 2003.

____
(signature of shareholder)

____
(name of shareholder - please print)

(see over for notes)

NOTES:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. If the Instrument of Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Secretary of the Corporation c/o Computershare Trust Company of Canada, 600, 530 – 8th Avenue S.W. Calgary, Alberta, T2P 3S8, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of that Meeting.

Computershare

600, 530 – 8th Ave SW., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax.: (403) 267-6529

May 28, 2003

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

Dear Sirs:

Subject: Peyto Exploration & Development Corp.

We confirm that the following material was sent by pre-paid mail on May 27, 2003 to the registered shareholders and optionholders of the common shares of the subject Corporation:

1. Notice of Meeting / Information Circular
2. Letter of Transmittal
3. Instrument of Proxy
4. Proxy Return Envelope

We further confirm that copies of the above mentioned material together with Annual Reports and Supplemental Mail List Cards were sent by courier on May 27, 2003 to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communications.

In compliance with security regulations, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

"signed by"

Tracy Williams
Mailing Specialist
Client Services Stock Transfer
Email: Clientservicesmailings@Computershare.com

cc: Burnet Duckworth & Palmer
Attention: Stephen Chetner

Commission
des valeurs mobilières
du Québec

Marché des capitaux

DÉCISION N° : 2003-MC-1720

NUMÉRO DE PROJET SÉDAR: 554185

DOSSIER N° : 21848, 21883

Objet : Peyto Energy Trust et Peyto Acquisition Corp.
Demande de dispense de prospectus

Vu la demande présentée le 11 juin 2003;

vu les articles 11 et 50 de la Loi sur les valeurs mobilières;

vu les pouvoirs délégués conformément à l'article 307 de la Loi;

En conséquence, la directrice des marchés des capitaux :

dispense Peyto Energy Trust et Peyto Acquisition Corp. de l'obligation d'établir un prospectus pour le placement de billets de Peyto Acquisition Corp. et de parts de fiducie de Peyto Energy Trust auprès des actionnaires de Peyto Exploration & Development Corp., en échange de leurs titres dans le cadre d'une réorganisation corporative, conformément aux informations déposées auprès de la Commission.

Prenez avis qu'à compter de la date effective de l'opération, Peyto Energy Trust et Peyto Acquisition Corp. deviennent des émetteurs assujettis aux obligations prescrites au titre III de la Loi.

Fait à Montréal, le 27 juin 2003.

La directrice des marchés des capitaux,

(s) Josée Deslauriers
Josée Deslauriers

PM/ir

Management's discussion and analysis

Management's discussion and analysis of financial conditions and results of operations should be read in conjunction with the unaudited interim financial statements for the three month period ended March 31, 2003 and the audited financial statements for the year ended December 31, 2002.

Gross revenues totaled $54.7 million for the first quarter of 2003, an increase of 219 percent from $17.2 million in the first quarter of 2002. This increase is a result of higher production volumes combined with stronger commodity prices. The price of natural gas averaged $8.50 per mcf for 2003 up 91 percent from $4.46 per mcf in 2002. Oil and natural gas liquids prices averaged $44.23 per barrel in 2003 up 81 percent from $24.42 per barrel in 2002.

A successful drilling program resulted in natural gas production for the quarter increasing by 64 percent to 57.5 mmcf per day in 2003 from 35.0 mmcf per day in 2002. Oil and natural gas liquids production increased by 91 percent to 2,689 barrels per day in 2003 from 1,409 barrels per day in 2002. Production for the quarter averaged 12,265 barrels of oil equivalent (boe", natural gas converted on a 6:1 basis) per day, an increase of 69 percent from 7,250 boe per day for 2002.

2003 royalties, net of Alberta Royalty Tax Credit (ARTC), increased by 327 percent to $14.8 million from $3.5 million in 2002 due to higher gross revenues associated with increased production volumes. The 2003 average royalty rate was 27 percent compared to 21 percent for 2002. The royalty rate, expressed as a percentage of sales, will fluctuate from period to period due to the fact that natural gas crown royalties are calculated based on the Alberta Natural Gas Reference Price rather than the price achieved by the corporation, which can differ significantly.

Increased production volumes caused operating costs to rise to $1.1 million in 2003 from $0.9 million in 2002. On a barrel of oil equivalent basis, operating costs were $1.01 per boe in 2003 compared to $1.44 per boe in 2002. Operating costs are comprised of field expenses and natural gas transportation costs net of income generated by the processing and gathering of joint venture gas. On a per boe basis, field expenses represent $1.18, transportation $0.56 and processing and gathering income a recovery of $0.73.

General and administrative expenses increased by 107 percent to $212,000 for 2003 from $102,000 in 2002. The Corporation does not capitalize general and administrative expenses. On a boe basis, general and administrative expenses decreased by 32 percent to $0.19 per boe in 2003 from $0.28 per boe in 2002. This reduction was the result of the increase in production volumes while maintaining a similar level of staff.

Financing charges for 2003 were $895,000 up from $467,000 in 2002. The increase was the result of higher debt levels associated with Peyto's 2003 first quarter capital expenditure program which totaled $40.5 million compared with $22.5 million in 2002.

Depreciation, depletion and site restoration expenses were $4.9 million for 2003 compared to $2.3 million for 2002 as a direct result of Peyto's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate decreased to $4.50 in 2003 from $5.14 in 2002.

The provision for future income tax increased to $13.8 million in 2003 from $3.9 million in 2002. The increase in the tax provision in 2003 is a direct result of Peyto's increased profitability due to higher production volumes and commodity prices.

The 69% increase in production volumes combined with strong commodity prices caused funds from operations for 2003 to increase to $37.3 million compared with $12.1 million in 2002. Higher average natural gas and liquids prices caused Peyto's field netback for the period to increase from $19.52 per boe in 2002 to $35.09 per boe in 2003. Earnings for 2003 were $18.5 million or $0.43 per share compared with $5.9 million in 2002 or $0.14 per share.

For the quarter ended March 31, 2003, the Corporation incurred net capital expenditures of $40.5 million. Capital expenditures for the quarter were comprised of $32.5 million for exploration and development, $6.6 million for facilities, gathering systems and equipment and $1.4 million for acquisitions and land. At March 31, 2003, the Corporation had a working capital deficiency, including the revolving demand loan, of $114.0 million, resulting in a net debt to running cash flow ratio of 0.8:1 based on annualized first quarter cash flow. Capital expenditures for 2003 were funded primarily by cash flow and bank debt, with equity issues limited to the exercise of stock options.

Quarterly information

	2003	2002			
	Q1	Q4	Q3	Q2	Q1
Operations					
Production					
Natural gas (mcf/d)	**57,452**	50,556	45,018	38,194	35,049
Oil & NGLs (bbl/d)	**2,689**	2,349	2,009	1,512	1,409
Barrels of oil equivalent (boe/d @ 6:1)	**12,265**	10,775	9,512	7,878	7,250
Average product prices					
Natural gas ($/mcf)	**8.50**	5.90	3.49	4.43	4.46
Oil & natural gas liquids ($/bbl)	**44.23**	36.52	33.67	29.95	24.42
Average operating expenses ($/boe)	**1.01**	1.12	1.36	1.67	1.44
Field netback ($/boe)	**35.09**	25.15	16.42	19.72	19.52
Financial ($000)					
Revenue	**54,670**	35,354	20,676	19,530	17,150
Royalties (net of ARTC)	**14,820**	9,311	5,122	4,197	3,472
Funds from operations	**37,309**	23,746	13,474	13,185	12,098
Net earnings	**18,495**	10,310	5,957	6,362	5,925
Capital expenditures	**40,486**	37,627	24,105	28,270	22,549
Common shares outstanding (000)	**43,452**	43,418	43,321	43,143	42,976
Per share data ($/share)					
Funds from operations					
Basic	**0.86**	0.55	0.31	0.31	0.29
Diluted	**0.81**	0.52	0.30	0.30	0.28
Earnings					
Basic	**0.43**	0.24	0.14	0.15	0.14
Diluted	**0.40**	0.23	0.13	0.14	0.14

Financial statements

Balance Sheet

As at	March 31 2003 (unaudited) $	December 31 2002 (audited) $
Assets		
Current assets		
Cash	**10,794**	205,558
Accounts receivable	**33,658,621**	18,860,110
Prepaids and deposits	**800,130**	894,553
	34,469,545	19,960,221
Property, plant and equipment *(Notes 2 and 3)*	**257,812,804**	222,206,233
	292,282,349	242,166,454
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**52,787,944**	50,778,415
Current taxes payable	**482,555**	166,922
Revolving demand loan *(Note 3)*	**95,226,908**	80,000,000
	148,497,407	130,945,337
Future site restoration and abandonment	**469,806**	380,914
Future income taxes	**53,619,126**	39,773,845
	54,088,932	40,154,759
Shareholders' equity		
Share capital *(Note 4)*	**19,365,013**	19,230,677
Retained earnings	**70,330,997**	51,835,681
	89,696,010	71,066,358
	292,282,349	242,166,454

See accompanying notes

Financial statements

Statements Of Earnings And Retained Earnings
(unaudited)

	Three Months Ended March 31 2003 $	2002 $
Revenue		
Petroleum and natural gas sales, net	**39,849,623**	13,678,316
Expenses		
Operating *(Note 5)*	**1,117,044**	939,589
General and administrative	**211,506**	102,400
Interest	**895,322**	467,056
Depletion, depreciation and site restoration	**4,968,014**	2,274,930
	7,191,886	3,783,975
Earnings before taxes	**32,657,737**	9,894,341
Future income tax expense	**13,845,281**	3,897,871
Current tax expense	**190,256**	-
Capital tax expense	**126,884**	71,001
	14,162,421	3,968,872
Earnings for the period	**18,495,316**	5,925,469
Retained earnings, beginning of period	**51,835,681**	23,281,622
Retained earnings, end of period	**70,330,997**	29,207,091
Earnings per share		
Basic	**0.43**	0.14
Diluted	**0.40**	0.14

See accompanying notes

Financial statements

Statements Of Cash Flows
(unaudited)

Three Months Ended March 31	**2003**	2002
Cash provided by (used in)		
Operating Activities		
Earnings for the period	**$ 18,495,316**	$ 5,925,469
Items not requiring cash		
Future income tax expense	**13,845,281**	3,897,871
Depletion, depreciation and site restoration	**4,968,014**	2,274,930
Funds from operations	**37,308,611**	12,098,270
Change in non-cash working capital related to operating activities	**(6,870,092)**	(1,898,697)
	30,438,519	10,199,573
Financial Activities		
Issue of common shares, net of costs	**134,336**	2,005,829
Increase in revolving demand loan	**15,226,908**	274,803
	15,361,244	2,280,632
Investing Activities		
Additions to property, plant and equipment	**(40,485,693)**	(22,549,201)
Change in non-cash working capital related to investing activities	**(5,508,834)**	10,068,954
	(45,994,527)	(12,480,247)
Net decrease in cash	**(194,764)**	(42)
Cash, beginning of period	**205,558**	1,220
Cash, end of period	**$ 10,794**	$ 1,178

See accompanying notes

Notes to financial statements

1. **Accounting Principles**

The interim financial statements of the Peyto Exploration & Development Corp. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), and on the same basis as the audited financial statements as at and for the year ended December 31, 2002. The interim financial statement disclosures are incremental to those included with the annual financial statements and certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. These interim financial statements should be read in conjunction with the financial statements and notes in the Company's annual report for the year ended December 31, 2002.

2. **Property, Plant and Equipment**

	March 31, 2003 $	December 31, 2002 $
Property, plant and equipment	**283,635,325**	243,180,014
Office furniture and equipment	**314,617**	284,236
	283,949,942	243,464,250
Accumulated depletion and depreciation	**(26,137,138)**	(21,258,017)
	257,812,804	222,206,233

At March 31, 2003, costs of $20,027,423 (December 31, 2002 - $20,122,240) related to undeveloped land have been excluded from the depletion and depreciation calculation. No general and administrative expenses relating to the Company's exploration, development and acquisition programs were capitalized.

3. **Revolving Demand Loan**

The Company has a revolving credit facility to a maximum of $105,000,000. Outstanding amounts on this facility bear interest at bank prime and are due on demand. A General Security Agreement with a floating charge on land registered in Alberta is held as collateral by the bank.

While the bank has confirmed that it is not its intention to call for repayment of this loan before March 31, 2004, provided there is no adverse change in the financial position of the Company, this loan is demand in nature and pursuant to the CICA pronouncement is presented as a current liability.

4. **Share Capital**

Authorized

Unlimited number of common voting shares
Unlimited number of preferred shares, issuable in series

Issued and Outstanding - Common shares

	Number of Shares	**Amount $**
Balance, December 31, 2002	43,418,188	19,230,677
Exercise of stock options	33,334	134,336
Balance, March 31, 2003	43,451,522	19,365,013

Notes to financial statements (continued)

Stock Options

The Company has a director and employee stock option plan. The number of common shares reserved for issuance at any one time shall not exceed 4,314,262 shares subject to shareholder and regulatory approval. The exercise price of an option is set at the market price of the common shares at the date of grant. Each option vests over a three year period and has a term of 5 years.

	As at March 31, 2003		As at December 31, 2002	
	Options	**Weighted - Average Exercise Price**	Options	Weighted-Average Exercise Price
Opening	**3,615,333**	**$3.95**	3,310,333	$2.39
Granted	**-**	**-**	1,679,557	$5.52
Exercised	**(33,334)**	**$4.03**	(1,324,557)	$1.99
Cancelled	**-**	**-**	(50,000)	$5.51
Closing	**3,581,999**	**$3.95**	3,615,333	$3.95

Per Share Amounts

Earnings per share have been calculated based upon the weighted average number of common shares outstanding during the period of 43,446,337 (for the period ended March 31, 2002 – 42,184,129). Diluted per share amounts are calculated using the treasury stock method. The weighted average number of common shares used to determine the diluted per share amount for the period ended March 31, 2003 was 45,889,454 (for the period ended March 31, 2002 – 43,187,159).

Stock Based Compensation

The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, direct awards of stock to employees and stock and stock option awards granted to non-employees have been accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock and the fair value of stock options are determined using the Black Scholes option pricing model. In periods prior to January 1, 2002, the Company recognized no compensation when stock or stock options were issued to employees. Pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options granted after December 31, 2001 under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions: weighted-average risk-free interest rate of 3%; dividend yield of 0%; weighted-average volatility factors of the expected market price of the Company's Common Shares of 43%; and a weighted-average expected life of the options of 3 years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option vesting periods. The Company's pro forma net income under Canadian GAAP would be reduced by $260,493 for the three months ended March 31, 2003 (2002 - $56,733). Basic and diluted earnings-per-share figures would have been reduced by $0.01 and $0.00 respectively (2002 – no change).

5. Operating Expenses

The Corporation's operating expenses include all costs with respect to day-to-day well and facility operations and the cost of transportation of natural gas. Processing and gathering income related to joint venture and third party gas is included in operating expenses.

	Three Months Ended March 31	
	2003	2002
	$	$
Field expenses	**1,312,904**	792,682
Transmission	**619,914**	401,620
Processing & gathering income	**(815,774)**	(254,713)
Total operating costs	**1,117,044**	939,589

6. Financial Instruments

The Company is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Company enters into these contracts for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of natural gas commodity prices by locking in a minimum and maximum forward price.

A summary of contracts outstanding in respect to the hedging activities at March 31, 2003 were as follows:

Period Hedged	Type	Daily Volume	Floor	Ceiling
Nov. 1, 2002 to March 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$7.00/GJ
Nov. 1, 2002 to March 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$6.60/GJ
Nov. 1, 2002 to March 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$6.70/GJ
April 1 to October 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$7.25/GJ
April 1 to October 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$6.85/GJ
April 1 to October 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$7.00/GJ
April 1 to October 31, 2003	Costless collar	5,000 GJ	$5.50/GJ	$7.61/GJ
Nov. 1, 2003 to March 31, 2004	Costless collar	5,000 GJ	$5.90/GJ	$8.45/GJ
April 1 to October 31, 2003	Fixed Price	5,000 GJ	$7.40/GJ	
April 1 to October 31, 2003	Fixed Price	5,000 GJ	$8.20/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.49/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.90/GJ	

Based on dealer quotes, had these contracts been closed on March 31, 2003, a gain in the amount of $4,451,850 would have been realized.

7. Subsequent Events

On April 14, 2003, Peyto announced a reorganization initiative that will result in its conversion to an income trust through the exchange of trust units for all outstanding common shares. Peyto Energy Trust will make monthly cash distributions to investors while retaining sufficient cash flow for capital expenditures. The reorganization is subject to certain conditions including the approval of Peyto's shareholders, court approval, and applicable regulatory approvals. A special meeting of shareholders will be held on June 24, 2003, to approve the proposed reorganization. An information circular containing details of the proposed reorganization and plan of arrangement is expected to be mailed out to shareholders on or about May 27, 2003.

PEYTO

Exploration & Development Corp.

1



Interim Report
for the three months ended March 31, 2003

Highlights

Three Months Ended March 31	2003	2002	% Change
Operations			
Production			
Natural gas (mcf/d)	**57,452**	35,049	*64*
Oil & NGLs (bbl/d)	**2,689**	1,409	*91*
Barrels of oil equivalent (boe/d @ 6:1)	**12,265**	7,250	*69*
Average product prices			
Natural gas ($/mcf)	**8.50**	4.46	*91*
Oil & NGLs ($/bbl)	**44.23**	24.42	*81*
Average operating expenses ($/boe)	**1.01**	1.44	*(30)*
Field Netback ($/boe)	**35.09**	19.52	*80*
Financial ($000)			
Revenue	**54,670**	17,150	*219*
Royalties (net of ARTC)	**14,820**	3,472	*327*
Funds from operations	**37,309**	12,098	*208*
Net earnings	**18,495**	5,925	*212*
Capital expenditures	**40,486**	22,549	*80*
As at March 31			
Debt, including working capital deficit	**114,028**	71,976	*58*
Shareholders' equity	**89,696**	47,207	*90*
Total assets	**292,282**	155,390	*88*
Common shares outstanding (000)	**43,452**	42,976	*1*
Weighted average shares outstanding (000)	**43,446**	42,184	*3*

Per share data ($/share)			
Funds from operations			
Basic	**0.86**	0.29	*197*
Diluted	**0.81**	0.28	*189*
Earnings			
Basic	**0.43**	0.14	*207*
Diluted	**0.40**	0.14	*186*

Report from the President

Peyto Exploration & Development Corp. is pleased to present its quarterly financial and operating results for the period ended March 31, 2003.

Quarterly Review

Production for the quarter ended March 31, 2003 was up 69% from the same period in 2002, averaging 57.5 mmcf of natural gas and 2,689 barrels of light oil and natural gas liquids per day. Peyto has now grown its production for twelve consecutive quarters. This production gain combined with strong commodity prices increased cash flow 208% from $12.1 million in 2002 to $37.3 million in 2003. Earnings mirrored cash flow with a 212% year over year increase from $5.9 million in 2002 to $18.5 million in 2003. Product prices averaged $8.50 per mcf for gas and $44.23 per barrel for oil and natural gas liquids. Operating costs dropped 30% to $1.01 per barrel of oil equivalent ("boe", natural gas converted on a 6:1 basis throughout). The high commodity price environment caused field netbacks to increase 80% from $19.52 per boe to $35.09 per boe. Comparative operational and financial data is presented in the following table.

Given the record level of drilling activity in the first quarter of 2003, Peyto initiated an independent reserve review to evaluate the new additions. Proved developed reserves at the end of the quarter increased by 19% to 52.8 million boes from 44.4 million boes at year end 2002. As in the past, Peyto has not allocated a proved reserve designation to undeveloped property and accordingly had no proved undeveloped reserves booked at March 31, 2003. During the quarter, Peyto successfully drilled or re-entered 24 wells, all previously identified as probable reserves, and converted them to proved developed. Proved plus probable additional reserves remained constant at 86.1 million boes as the independent review did not address additional probable opportunities. Proved developed reserves maintained an 11.8 year reserve life based on first quarter average production. Discounted at 10%, the net present value of Peyto's proved petroleum and natural gas assets increased 27% from $517.4 million at December 31, 2002 to $655.2 million at March 31, 2003, an increase of 34% on a per share basis. The following table summarizes Peyto's reserves and the discounted net present value of future cash flow before income tax, using variable pricing, at March 31, 2003.

					Net Present Value ($000) Discounted at		
Reserve Category	**Gas (mmcf)**	**Oil & NGL (mstb)**	**BOE 6:1 (mstb)**	**Reserve Life Index (years)**	**8%**	**10%**	**12%**
Proved Producing	220,562	9,769	46,529	10.4	652,469	591,470	542,649
Proved Non-producing	30,460	1,213	6,290		70,800	63,713	58,308
Proved Undeveloped	-	-	-		-	-	-
Total Proved	251,022	10,982	52,819	11.8	723,269	655,183	600,957
Probable Additional	159,758	6,632	33,258		271,696	230,658	199,225
Proved + Probable Additional	410,780	17,614	86,077	19.2	994,965	885,841	800,182

Note: Based on the Paddock Lindstrom & Associates report effective March 31, 2003

Activity Update

Prior to spring breakup, Peyto had five drilling rigs operating in the Deep Basin area which have drilled and cased 28 gas wells since year end, all with a total depth greater than 2,200 meters. Drilling, completion and pipeline operations are currently suspended and will resume following spring breakup.

Peyto Energy Trust

On April 14, 2003 Peyto announced that its Board of Directors had unanimously approved a proposal to reorganize Peyto into an energy trust (the "Trust"). The reorganization will be consummated by way of a plan of arrangement pursuant to the Business Corporations' Act (Alberta). The information circular containing details of the proposed reorganization and plan of arrangement is expected to be mailed out to shareholders on or about May 27, 2003. An annual and special meeting of shareholders will be held June 24, 2003 to approve among other things, the proposed reorganization.

The Trust will differentiate itself from other energy trusts by having a proven team that has successfully used the drill bit to build a high quality asset base with the unique combination of long life reserves and low operating costs. Peyto's proved producing reserve life at year end was 10.5 years. The reserve life of Peyto's tight gas production base is forecast to increase over time. Peyto plans to continue building value by developing high quality opportunities with the drill bit.

The Trust will make monthly cash distributions to holders of trust units while retaining a sufficient amount of cash to fund its ongoing exploration and development projects. For the second half of 2003, it is anticipated that Peyto will distribute at least 50% of the cash flow or a minimum of $0.15 per trust unit per month. Peyto's cash distributions appear low when expressed as a percentage of cash flow, however due to Peyto's low cost structure, on a per boe basis, the distributions will be on par with other energy trusts that distribute a significantly larger percentage of cash flow. Our competitive advantages that include a low rate of depletion and high netbacks, will allow us to expand our capital program in a non-dilutive manner in an effort to increase cash distributions over time.

Outlook

Capital expenditures for 2003 are expected to be between $110 million and $160 million, the bulk of which will be funded by cash flow. The majority of the 2003 capital program will involve the drilling, completion and tie-in of low risk development gas wells adjacent to existing infrastructure in the Sundance area. Peyto continues to have an abundance of investment ideas and opportunities to pursue. In order to learn more about Peyto we encourage you to visit Peyto's website at www.peyto.com where you will find a current presentation, financial and historical news releases and an updated insider trading summary.

Don T. Gray, P.Eng.
President and Chief Executive Officer
May 12, 2003

This report, or any part of it, may include comments that do not refer strictly to historical results or actions and may constitute forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Corporation or of the industry to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include general and industry economic and business conditions which, among other things, affect the demand for the commodities produced by the Corporation, competitive factors and industry capacity, the availability of personnel to manage the Corporation and manage and deliver the commodities produced, the ability of the Corporation to finance and implement its business strategy, changes in, or the failure to comply with, government law and regulations (especially relating to health, safety and environment), weather and other such risks as may be identified in this report or in other published documents. Accordingly, there is no certainty that the Corporation's plans will be achieved.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Management's discussion and analysis

Management's discussion and analysis of financial conditions and results of operations should be read in conjunction with the unaudited interim financial statements for the three month period ended March 31, 2003 and the audited financial statements for the year ended December 31, 2002.

Gross revenues totaled $54.7 million for the first quarter of 2003, an increase of 219 percent from $17.2 million in the first quarter of 2002. This increase is a result of higher production volumes combined with stronger commodity prices. The price of natural gas averaged $8.50 per mcf for 2003 up 91 percent from $4.46 per mcf in 2002. Oil and natural gas liquids prices averaged $44.23 per barrel in 2003 up 81 percent from $24.42 per barrel in 2002.

A successful drilling program resulted in natural gas production for the quarter increasing by 64 percent to 57.5 mmcf per day in 2003 from 35.0 mmcf per day in 2002. Oil and natural gas liquids production increased by 91 percent to 2,689 barrels per day in 2003 from 1,409 barrels per day in 2002. Production for the quarter averaged 12,265 barrels of oil equivalent (boe", natural gas converted on a 6:1 basis) per day, an increase of 69 percent from 7,250 boe per day for 2002.

2003 royalties, net of Alberta Royalty Tax Credit (ARTC), increased by 327 percent to $14.8 million from $3.5 million in 2002 due to higher gross revenues associated with increased production volumes. The 2003 average royalty rate was 27 percent compared to 21 percent for 2002. The royalty rate, expressed as a percentage of sales, will fluctuate from period to period due to the fact that natural gas crown royalties are calculated based on the Alberta Natural Gas Reference Price rather than the price achieved by the corporation, which can differ significantly.

Increased production volumes caused operating costs to rise to $1.1 million in 2003 from $0.9 million in 2002. On a barrel of oil equivalent basis, operating costs were $1.01 per boe in 2003 compared to $1.44 per boe in 2002. Operating costs are comprised of field expenses and natural gas transportation costs net of income generated by the processing and gathering of joint venture gas. On a per boe basis, field expenses represent $1.18, transportation $0.56 and processing and gathering income a recovery of $0.73.

General and administrative expenses increased by 107 percent to $212,000 for 2003 from $102,000 in 2002. The Corporation does not capitalize general and administrative expenses. On a boe basis, general and administrative expenses decreased by 32 percent to $0.19 per boe in 2003 from $0.28 per boe in 2002. This reduction was the result of the increase in production volumes while maintaining a similar level of staff.

Financing charges for 2003 were $895,000 up from $467,000 in 2002. The increase was the result of higher debt levels associated with Peyto's 2003 first quarter capital expenditure program which totaled $40.5 million compared with $22.5 million in 2002.

Depreciation, depletion and site restoration expenses were $4.9 million for 2003 compared to $2.3 million for 2002 as a direct result of Peyto's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate decreased to $4.50 in 2003 from $5.14 in 2002.

The provision for future income tax increased to $13.8 million in 2003 from $3.9 million in 2002. The increase in the tax provision in 2003 is a direct result of Peyto's increased profitability due to higher production volumes and commodity prices.

The 69% increase in production volumes combined with strong commodity prices caused funds from operations for 2003 to increase to $37.3 million compared with $12.1 million in 2002. Higher average natural gas and liquids prices caused Peyto's field netback for the period to increase from $19.52 per boe in 2002 to $35.09 per boe in 2003. Earnings for 2003 were $18.5 million or $0.43 per share compared with $5.9 million in 2002 or $0.14 per share.

For the quarter ended March 31, 2003, the Corporation incurred net capital expenditures of $40.5 million. Capital expenditures for the quarter were comprised of $32.5 million for exploration and development, $6.6 million for facilities, gathering systems and equipment and $1.4 million for acquisitions and land. At March 31, 2003, the Corporation had a working capital deficiency, including the revolving demand loan, of $114.0 million, resulting in a net debt to running cash flow ratio of 0.8:1 based on annualized first quarter cash flow. Capital expenditures for 2003 were funded primarily by cash flow and bank debt, with equity issues limited to the exercise of stock options.

Quarterly information

	2003	2002			
	Q1	Q4	Q3	Q2	Q1
Operations					
Production					
Natural gas (mcf/d)	**57,452**	50,556	45,018	38,194	35,049
Oil & NGLs (bbl/d)	**2,689**	2,349	2,009	1,512	1,409
Barrels of oil equivalent (boe/d @ 6:1)	**12,265**	10,775	9,512	7,878	7,250
Average product prices					
Natural gas ($/mcf)	**8.50**	5.90	3.49	4.43	4.46
Oil & natural gas liquids ($/bbl)	**44.23**	36.52	33.67	29.95	24.42
Average operating expenses ($/boe)	**1.01**	1.12	1.36	1.67	1.44
Field netback ($/boe)	**35.09**	25.15	16.42	19.72	19.52
Financial ($000)					
Revenue	**54,670**	35,354	20,676	19,530	17,150
Royalties (net of ARTC)	**14,820**	9,311	5,122	4,197	3,472
Funds from operations	**37,309**	23,746	13,474	13,185	12,098
Net earnings	**18,495**	10,310	5,957	6,362	5,925
Capital expenditures	**40,486**	37,627	24,105	28,270	22,549
Common shares outstanding (000)	**43,452**	43,418	43,321	43,143	42,976
Per share data ($/share)					
Funds from operations					
Basic	**0.86**	0.55	0.31	0.31	0.29
Diluted	**0.81**	0.52	0.30	0.30	0.28
Earnings					
Basic	**0.43**	0.24	0.14	0.15	0.14
Diluted	**0.40**	0.23	0.13	0.14	0.14

Financial statements

Balance Sheet

As at	**March 31 2003 (unaudited) $**	December 31 2002 (audited) $
Assets		
Current assets		
Cash	**10,794**	205,558
Accounts receivable	**33,658,621**	18,860,110
Prepaids and deposits	**800,130**	894,553
	34,469,545	19,960,221
Property, plant and equipment *(Notes 2 and 3)*	**257,812,804**	222,206,233
	292,282,349	242,166,454
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**52,787,944**	50,778,415
Current taxes payable	**482,555**	166,922
Revolving demand loan *(Note 3)*	**95,226,908**	80,000,000
	148,497,407	130,945,337
Future site restoration and abandonment	**469,806**	380,914
Future income taxes	**53,619,126**	39,773,845
	54,088,932	40,154,759
Shareholders' equity		
Share capital *(Note 4)*	**19,365,013**	19,230,677
Retained earnings	**70,330,997**	51,835,681
	89,696,010	71,066,358
	292,282,349	242,166,454

See accompanying notes

Financial statements

Statements Of Earnings And Retained Earnings
(unaudited)

	Three Months Ended March 31	
	2003	2002
	$	$
Revenue		
Petroleum and natural gas sales, net	**39,849,623**	13,678,316
Expenses		
Operating *(Note 5)*	**1,117,044**	939,589
General and administrative	**211,506**	102,400
Interest	**895,322**	467,056
Depletion, depreciation and site restoration	**4,968,014**	2,274,930
	7,191,886	3,783,975
Earnings before taxes	**32,657,737**	9,894,341
Future income tax expense	**13,845,281**	3,897,871
Current tax expense	**190,256**	-
Capital tax expense	**126,884**	71,001
	14,162,421	3,968,872
Earnings for the period	**18,495,316**	5,925,469
Retained earnings, beginning of period	**51,835,681**	23,281,622
Retained earnings, end of period	**70,330,997**	29,207,091
Earnings per share		
Basic	**0.43**	0.14
Diluted	**0.40**	0.14

See accompanying notes

Financial statements

Statements Of Cash Flows
(unaudited)

Three Months Ended March 31	2003	2002
Cash provided by (used in)		
Operating Activities		
Earnings for the period	**$ 18,495,316**	$ 5,925,469
Items not requiring cash		
Future income tax expense	**13,845,281**	3,897,871
Depletion, depreciation and site restoration	**4,968,014**	2,274,930
Funds from operations	**37,308,611**	12,098,270
Change in non-cash working capital related to operating activities	**(6,870,092)**	(1,898,697)
	30,438,519	10,199,573
Financial Activities		
Issue of common shares, net of costs	**134,336**	2,005,829
Increase in revolving demand loan	**15,226,908**	274,803
	15,361,244	2,280,632
Investing Activities		
Additions to property, plant and equipment	**(40,485,693)**	(22,549,201)
Change in non-cash working capital related to investing activities	**(5,508,834)**	10,068,954
	(45,994,527)	(12,480,247)
Net decrease in cash	**(194,764)**	(42)
Cash, beginning of period	**205,558**	1,220
Cash, end of period	**$ 10,794**	$ 1,178

See accompanying notes

Notes to financial statements

1. **Accounting Principles**

The interim financial statements of the Peyto Exploration & Development Corp. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), and on the same basis as the audited financial statements as at and for the year ended December 31, 2002. The interim financial statement disclosures are incremental to those included with the annual financial statements and certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. These interim financial statements should be read in conjunction with the financial statements and notes in the Company's annual report for the year ended December 31, 2002.

2. **Property, Plant and Equipment**

	March 31, 2003 $	December 31, 2002 $
Property, plant and equipment	**283,635,325**	243,180,014
Office furniture and equipment	**314,617**	284,236
	283,949,942	243,464,250
Accumulated depletion and depreciation	**(26,137,138)**	(21,258,017)
	257,812,804	222,206,233

At March 31, 2003, costs of $20,027,423 (December 31, 2002 - $20,122,240) related to undeveloped land have been excluded from the depletion and depreciation calculation. No general and administrative expenses relating to the Company's exploration, development and acquisition programs were capitalized.

3. **Revolving Demand Loan**

The Company has a revolving credit facility to a maximum of $105,000,000. Outstanding amounts on this facility bear interest at bank prime and are due on demand. A General Security Agreement with a floating charge on land registered in Alberta is held as collateral by the bank.

While the bank has confirmed that it is not its intention to call for repayment of this loan before March 31, 2004, provided there is no adverse change in the financial position of the Company, this loan is demand in nature and pursuant to the CICA pronouncement is presented as a current liability.

4. **Share Capital**

Authorized

Unlimited number of common voting shares
Unlimited number of preferred shares, issuable in series

Issued and Outstanding - Common shares

	Number of Shares	**Amount $**
Balance, December 31, 2002	43,418,188	19,230,677
Exercise of stock options	33,334	134,336
Balance, March 31, 2003	43,451,522	19,365,013

Notes to financial statements (continued)

Stock Options

The Company has a director and employee stock option plan. The number of common shares reserved for issuance at any one time shall not exceed 4,314,262 shares subject to shareholder and regulatory approval. The exercise price of an option is set at the market price of the common shares at the date of grant. Each option vests over a three year period and has a term of 5 years.

	As at March 31, 2003		As at December 31, 2002	
	Options	**Weighted - Average Exercise Price**	Options	Weighted-Average Exercise Price
Opening	**3,615,333**	**$3.95**	3,310,333	$2.39
Granted	**-**	**-**	1,679,557	$5.52
Exercised	**(33,334)**	**$4.03**	(1,324,557)	$1.99
Cancelled	**-**	**-**	(50,000)	$5.51
Closing	**3,581,999**	**$3.95**	3,615,333	$3.95

Per Share Amounts

Earnings per share have been calculated based upon the weighted average number of common shares outstanding during the period of 43,446,337 (for the period ended March 31, 2002 – 42,184,129). Diluted per share amounts are calculated using the treasury stock method. The weighted average number of common shares used to determine the diluted per share amount for the period ended March 31, 2003 was 45,889,454 (for the period ended March 31, 2002 – 43,187,159).

Stock Based Compensation

The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, direct awards of stock to employees and stock and stock option awards granted to non-employees have been accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock and the fair value of stock options are determined using the Black Scholes option pricing model. In periods prior to January 1, 2002, the Company recognized no compensation when stock or stock options were issued to employees. Pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options granted after December 31, 2001 under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions: weighted-average risk-free interest rate of 3%; dividend yield of 0%; weighted-average volatility factors of the expected market price of the Company's Common Shares of 43%; and a weighted-average expected life of the options of 3 years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option vesting periods. The Company's pro forma net income under Canadian GAAP would be reduced by $260,493 for the three months ended March 31, 2003 (2002 - $56,733). Basic and diluted earnings-per-share figures would have been reduced by $0.01 and $0.00 respectively (2002 – no change).

5. **Operating Expenses**

The Corporation's operating expenses include all costs with respect to day-to-day well and facility operations and the cost of transportation of natural gas. Processing and gathering income related to joint venture and third party gas is included in operating expenses.

	Three Months Ended March 31	
	2003	2002
	$	$
Field expenses	**1,312,904**	792,682
Transmission	**619,914**	401,620
Processing & gathering income	**(815,774)**	(254,713)
Total operating costs	**1,117,044**	939,589

6. **Financial Instruments**

The Company is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Company enters into these contracts for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of natural gas commodity prices by locking in a minimum and maximum forward price.

A summary of contracts outstanding in respect to the hedging activities at March 31, 2003 were as follows:

Period Hedged	Type	Daily Volume	Floor	Ceiling
Nov. 1, 2002 to March 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$7.00/GJ
Nov. 1, 2002 to March 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$6.60/GJ
Nov. 1, 2002 to March 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$6.70/GJ
April 1 to October 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$7.25/GJ
April 1 to October 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$6.85/GJ
April 1 to October 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$7.00/GJ
April 1 to October 31, 2003	Costless collar	5,000 GJ	$5.50/GJ	$7.61/GJ
Nov. 1, 2003 to March 31, 2004	Costless collar	5,000 GJ	$5.90/GJ	$8.45/GJ
April 1 to October 31, 2003	Fixed Price	5,000 GJ	$7.40/GJ	
April 1 to October 31, 2003	Fixed Price	5,000 GJ	$8.20/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.49/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.90/GJ	

Based on dealer quotes, had these contracts been closed on March 31, 2003, a gain in the amount of $4,451,850 would have been realized.

7. **Subsequent Events**

On April 14, 2003, Peyto announced a reorganization initiative that will result in its conversion to an income trust through the exchange of trust units for all outstanding common shares. Peyto Energy Trust will make monthly cash distributions to investors while retaining sufficient cash flow for capital expenditures. The reorganization is subject to certain conditions including the approval of Peyto's shareholders, court approval, and applicable regulatory approvals. A special meeting of shareholders will be held on June 24, 2003, to approve the proposed reorganization. An information circular containing details of the proposed reorganization and plan of arrangement is expected to be mailed out to shareholders on or about May 27, 2003.

Corporate information

Officers

Don Gray
President and Chief Executive Officer

Roberto Bosdachin
Vice-President, Exploration

Darren Gee
Vice President, Engineering

Lyle Skaien
Vice President, Operations

Sandra Brick
Vice President, Finance

Stephen Chetner
Corporate Secretary

Directors

Rick Braund

Don Gray

Mike Broadfoot

Brian Craig

Stephen Chetner

John Boyd

Auditors
Ernst & Young LLP

Solicitors
Burnet, Duckworth & Palmer LLP

Bankers
Bank of Montreal

Transfer Agent
Computershare Trust Company of Canada

Head Office
2900, 450 – 1st Street SW
Calgary, AB
T2P 5H1

Phone: 403.261.6081
Fax: 403.261.8976
Web: www.peyto.com

Stock Listing Symbol: PEY
Toronto Stock Exchange

Computershare

600, 530 – 8th Ave SW., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax.: (403) 267-6529

June 02, 2003

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Saskatchewan Securities Commission
Toronto Stock Exchange

Dear Sirs:

Subject: Peyto Exploration & Development Corporation

We confirm that the following material was sent by pre-paid mail on May 30, 2003 to the registered shareholders of the common shares of the subject Corporation:

1. Interim Report – For the three months ended March 31, 2003

In compliance with security regulations, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

"signed by"

Tracy McAdam
Mailing Specialist
Client Services Stock Transfer
Email: Tracy.McAdam@Computershare.com

cc: Burnet Duckworth & Palmer
Attention: Stephen Chetner

TM\02\43748

FOR IMMEDIATE RELEASE: June 24, 2003

TSX SYMBOL: PEY

PEYTO EXPLORATION & DEVELOPMENT CORP. ANNOUNCES SHAREHOLDER AND OPTIONHOLDER APPROVAL FOR TRUST REORGANIZATION

CALGARY, ALBERTA – Peyto Exploration & Development Corp. ("Peyto") is pleased to announce that it has received overwhelming shareholder and optionholder approval at the annual and special meeting held June 24, 2003. Shareholders and optionholders voted 99.4% in favor of the arrangement resolution. The plan of arrangement is scheduled to be heard by the Court of Queen's Bench of Alberta on June 27, 2003. It is expected that the plan of arrangement will become effective July 1, 2003. Pursuant to the plan of arrangement, holders of common shares of Peyto will receive one trust unit ("Unit") of Peyto Energy Trust (the "Trust") for each common share held. It is currently expected that the common shares of Peyto will trade until the close of trading on July 3, 2003 and the Units will commence trading at the beginning of trading on July 4, 2003.

The initial distribution of the Trust will be paid on August 15, 2003 to unitholders of record on July 31, 2003 and will be $0.15 per Unit.

For further information please contact:

Don T. Gray
President and Chief Executive Officer
Phone: (403) 261-6077
Fax: (403) 261-8976

Certain information set forth in this document, including management's assessment of Peyto's and the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's and the Trust's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto and the Trust will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Peyto Exploration & Development Corp. announces completion of Trust reorganization

TSX SYMBOL: PEY

CALGARY, July 2 /CNW/ - Peyto Exploration & Development Corp. ("Peyto") is pleased to announce that the previously announced plan of arrangement became effective July 1, 2003. Pursuant to the plan of arrangement, holders of common shares of Peyto received one trust unit ("Unit") of Peyto Energy Trust (the "Trust") for each common share held. It is currently expected that the common shares of Peyto will trade until the close of trading on July 3, 2003 and the Units will commence trading at the beginning of trading on July 4, 2003. The initial distribution of the Trust will be paid on August 15, 2003 to unitholders of record on July 31, 2003 and will be $0.15 per Unit.

Certain information set forth in this document, including management's assessment of Peyto's and the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's and the Trust's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto and the Trust will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00009733E

/For further information: Don T. Gray, President and Chief Executive Officer, Phone: (403) 261-6077, Fax: (403) 261-8976/
(PEY.)

CO: Peyto Exploration & Development Corp.

CNW 09:00e 02-JUL-03

MATERIAL CHANGE REPORT

1. **Reporting Issuer:**

Peyto Exploration & Development Corp.
("**Peyto**")

2. **Date of Material Change:**

July 1, 2003.

3. **News Release**

A press release, attached hereto as Schedule "A", disclosing the details outlined in this Material Change Report was issued by Canada NewsWire from Calgary, Alberta on July 2, 2003 and disseminated through the facilities of Canada NewsWire and would have been received by the securities commissions where Peyto is a "reporting issuer" and the stock exchange on which the securities of Peyto are listed and posted for trading in the normal course of its dissemination.

4. **Summary of Material Change:**

Peyto announced that it has completed its reorganization (the "**Reorganization**") into an energy trust (the "**Trust**" or the "**Peyto Energy Trust**").

5. **Full Description of Material Change:**

Overview

Peyto announced that it had completed the Reorganization. The Reorganization was effected through a plan of arrangement (the "**Arrangement**") pursuant to the *Business Corporations Act* (Alberta), which became effective July 1, 2003.

The Reorganization

An annual and special meeting of shareholders and optionholders was held on June 24, 2003 to approve the Arrangement with approximately 99.4% of the common shares of Peyto (the "**Common Shares**") and options to acquire Common Shares voting to approve the Arrangement. Upon closing of the Reorganization, shareholders received one trust unit of the Trust for each Common Share.

6. **Reliance on Confidentiality Provisions:**

Not applicable.

7. **Omitted Information:**

Not applicable.

8. Senior Officers:

For further information, please contact Don T. Gray, President and Chief Executive Officer – Phone: (403) 261-6077; Fax: (403) 261-8976.

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED: July 10, 2003, at the City of Calgary, in the Province of Alberta.

(signed) "*Don. T. Gray*"
Don T. Gray
President and Chief Executive Officer

cc: Toronto Stock Exchange

SCHEDULE "A"

FOR IMMEDIATE RELEASE: July 2, 2003

TSX SYMBOL: PEY

PEYTO EXPLORATION & DEVELOPMENT CORP. ANNOUNCES COMPLETION OF TRUST REORGANIZATION

CALGARY, ALBERTA – Peyto Exploration & Development Corp. ("Peyto") is pleased to announce that the previously announced plan of arrangement became effective July 1, 2003. Pursuant to the plan of arrangement, holders of common shares of Peyto received one trust unit ("Unit") of Peyto Energy Trust (the "Trust") for each common share held. It is currently expected that the common shares of Peyto will trade until the close of trading on July 3, 2003 and the Units will commence trading at the beginning of trading on July 4, 2003.

The initial distribution of the Trust will be paid on August 15, 2003 to unitholders of record on July 31, 2003 and will be $0.15 per Unit.

For further information please contact:

Don T. Gray
President and Chief Executive Officer
Phone: (403) 261-6077
Fax: (403) 261-8976

Certain information set forth in this document, including management's assessment of Peyto's and the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's and the Trust's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto and the Trust will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR IMMEDIATE RELEASE: July 2, 2003

TSX SYMBOL: PEY

PEYTO EXPLORATION & DEVELOPMENT CORP. ANNOUNCES COMPLETION OF TRUST REORGANIZATION

CALGARY, ALBERTA – Peyto Exploration & Development Corp. ("Peyto") is pleased to announce that the previously announced plan of arrangement became effective July 1, 2003. Pursuant to the plan of arrangement, holders of common shares of Peyto received one trust unit ("Unit") of Peyto Energy Trust (the "Trust") for each common share held. It is currently expected that the common shares of Peyto will trade until the close of trading on July 3, 2003 and the Units will commence trading at the beginning of trading on July 4, 2003.

The initial distribution of the Trust will be paid on August 15, 2003 to unitholders of record on July 31, 2003 and will be $0.15 per Unit.

For further information please contact:

Don T. Gray
President and Chief Executive Officer
Phone: (403) 261-6077
Fax: (403) 261-8976

Certain information set forth in this document, including management's assessment of Peyto's and the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's and the Trust's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto and the Trust will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Peyto Energy Trust Announces Appointment of Director

TSX SYMBOL: PEY.UN

CALGARY, July 7 /CNW/ - Peyto Energy Trust ("Peyto") is pleased to announce that C. Ian Mottershead has been appointed to its Board of Directors. Mr. Mottershead is a long-time director and head of Canadian Equities of Phillips, Hager & North, Canada's largest privately-owned investment manager. Mr. Mottershead retired to become a private investor on June 30, 2003. The Board believes that Mr. Mottershead's experience, integrity, business savvy and interest in the job will best serve the interests of all unitholders of Peyto.

Certain information set forth in this document, including management's assessment of Peyto's and the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's and the Trust's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto and the Trust will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

%SEDAR: 00019597E

/For further information: Don T. Gray, President and Chief Executive Officer, Phone: (403) 261-6077, Fax: (403) 261-8976/

(PEY.UN.)

CO: Peyto Energy Trust

CNW 09:00e 07-JUL-03

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

Peyto Energy Trust ("Peyto") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effective July 7, 2003 of 1,943,600 trust units of Peyto, Peyto was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Calgary, Alberta this 16th day of July, 2003.

PEYTO ENERGY TRUST, by its attorney Peyto Exploration & Development Corp.

Per: (signed) "*Donald T. Gray*"
Donald T. Gray
President and Chief Executive Officer

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Peyto Energy Trust Confirms Cash Distribution for August 15, 2003

TSX SYMBOL: PEY.UN

CALGARY, July 21 /CNW/ - Peyto Energy Trust ("Peyto") confirms that the company has established the monthly distribution policy at $0.15 per trust unit per month for the third and fourth quarters of 2003. The first monthly distribution of $0.15 per trust unit is to be paid on August 15, 2003 in respect of July production, for unitholders of record on July 31, 2003. The ex-distribution date is July 29, 2003.

Currently, Peyto has 45.4 million trust units outstanding. Peyto Energy Trust is a natural gas weighted energy trust. Peyto is committed to maintaining its emphasis on building value through the exploration and development of high quality gas properties.

Certain information set forth in this document, including management's assessment of Peyto's and the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's and the Trust's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto and the Trust will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

%SEDAR: 00019597E

/For further information: Don T. Gray, President and Chief Executive Officer, Phone: (403) 261-6077, Fax: (403) 261-8976/
(PEY.UN.)

CO: Peyto Energy Trust

CNW 17:00e 21-JUL-03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Peyto Energy Trust Announces Second Quarter 2003 Financial and Operating Results

SYMBOL: PEY.UN - TSX

CALGARY, Aug. 20 /CNW/ - PEYTO Energy Trust is pleased to present the financial and operating results of Peyto Exploration & Development Corp. for the period ended June 30, 2003.

- The plan to reorganize Peyto Exploration & Development Corp. into an energy trust received overwhelming shareholder and optionholder approval at the annual and special meeting held on June 24, 2003. The reorganization was effective on July 1, 2003.
- Production increased 69 percent year over year, with natural gas averaging 62.6 mmcf per day and oil and natural gas liquids averaging 2,870 barrels per day. Peyto achieved production growth for the thirteenth consecutive quarter, increasing 8 percent from the first quarter of 2003.
- During the quarter, capital expenditures of $18.9 million added five boes of proved producing reserves for each boe of reserves produced. This five fold reserve replacement ratio was achieved utilizing only 51% of the quarterly cash flow before restructuring costs.
- High heat content natural gas combined with a successful hedging strategy resulted in a gas price for the quarter of $7.80 per mcf of which the hedging program contributed $0.37 per mcf.
- Operating costs increased from the previous quarter due in part to higher volumes being processed through third party facilities in the new areas. As new processing facilities are built, operating costs in these areas are expected to decline.
- Cash flow, before one time restructuring costs of $44.1 million, was $36.8 million or $0.85 per share, a 2 percent decrease from the first quarter of 2003.
- Debt, including working capital deficit was $140.3 million at June 30, 2003. Upon conversion to a trust, a private placement of 1.9 million trust units was completed for proceeds of $29.9 million which reduced net debt to $110.4 million.
- Bank lines were increased to $180 million effective upon the conversion to a trust.

	3 Months Ended June 30		%	6 Months Ended June 30		%
	2003	2002	Change	2003	2002	Change
Operations						
Production						
Natural gas (mcf/d)	62,577	38,194	64	60,029	36,630	64
Oil & NGLs (bbl/d)	2,870	1,512	90	2,780	1,461	90
Barrels of oil equivalent (boe/d (at) 6:1)	13,299	7,878	69	12,785	7,566	69
Average product prices						
Natural gas ($/mcf)	7.80	4.43	76	8.14	4.44	83
Oil & NGLs ($/bbl)	33.94	29.95	13	38.89	27.30	42
Average operating expenses ($/boe)	1.88	1.67	13	1.47	1.56	(6)
Field Netback ($/boe)	31.53	19.72	60	33.23	19.62	69

Financial ($000)						
Revenue	53,307	19,530	173	107,977	36,680	194
Royalties (net of ARTC)	12,866	4,197	207	27,687	7,669	261
Funds from operations before trust reorganization costs	36,791	13,185	179	74,154	25,284	193
Funds from operations net of trust reorganization costs	(7,360)	13,185	(156)	29,948	25,284	18
Earnings (loss)	(1,642)	6,362	(126)	16,853	12,288	37
Capital expenditures	18,895	28,270	(33)	59,380	50,819	17
Common shares outstanding (000)	43,452	43,143	1	43,452	43,143	1
Weighted average shares outstanding (000)	43,452	43,095	1	43,449	42,642	2
Diluted shares outstanding (000)	43,452	44,733	(3)	43,449	43,985	(1)

	3 Months Ended June 30 2003	2002	% Change	6 Months Ended June 30 2003	2002	% Change
As at June 30						
Debt, including working capital deficit				140,303	86,953	61
Shareholders' equity				88,042	53,685	64
Total assets				298,020	178,900	67
Per share data ($/share)						
Funds from operations before trust reorganization costs	0.85	0.31	174	1.71	0.59	190
Funds from operations	(0.17)	0.31	(155)	0.69	0.59	17
Earnings (loss)	(0.04)	0.15	(127)	0.39	0.29	34

Reserves

Since year end, proved producing reserves increased 25 percent to 51.5 million boes ("boe", natural gas converted on a 6:1 basis throughout) at June 30, 2003. Net present value of the proved producing reserves (discounted at 10%) increased 31 percent to $647.5 million. Producing reserves maintained a consistent 10.6 year reserve life index based on second quarter average production. Peyto successfully drilled and completed 9 wells during the quarter, all of which were previously identified as probable reserves. The Company replaced second quarter production five fold with the same high quality predictable long life proved producing reserves.

An independent review of the proved developed reserves was done as part of the trust reorganization, the review of bank lines, and to establish a starting point for the value based compensation plan. This review did not address any new probable additional opportunities. The following table summarizes Peyto's reserves and the discounted net present value of future cash flow before income tax, using variable pricing, at June 30, 2003.

Reserve

Reserve Category	Gas (mmcf)	Oil & NGL (mstb)	BOE 6:1 (mstb)	Life Index (years)
Proved Producing	243,564	10,878	51,472	10.6
Proved Non-producing	17,954	645	3,637	
Proved Undeveloped	-	-	-	
Total Proved	261,518	11,523	55,109	11.4
Probable Additional(1)	143,613	6,106	30,042	
Proved + Probable Additional	405,131	17,629	85,151	17.5

Reserve Category	Net Present Value ($000) Discounted at 0%	4%	8%	10%
Proved Producing	1,309.055	915,934	714,518	647,520
Proved Non-producing	109,359	49,498	33,055	29,032
Proved Undeveloped	-	-	-	-
Total Proved	1,418,414	965,432	747,574	676,552
Probable Additional(1)	731,692	360,618	228,663	191,040
Proved + Probable Additional	2,150,106	1,326,050	976,236	867,592

Based on the Paddock Lindstrom & Associates report effective June 30, 2003

(1) Probable Additional reserves were not reviewed in the June 30, 2003 evaluation.

Activity Update

To date in 2003, Peyto has drilled and cased 45 gross (38 net) gas wells. Peyto currently has five drilling rigs active in Sundance with a sixth rig exploring the new land base. Although a long spring breakup curtailed field operations, Peyto was very active during the quarter acquiring and earning undeveloped land. Since year end, Peyto's undeveloped land base has grown by 45%.

Peyto Energy Trust Reorganization

On July 1, 2003 Peyto completed a plan of arrangement that reorganized

Peyto Exploration & Development Corp. into an energy trust. Peyto Energy Trust will make monthly cash distributions to holders of trust units while retaining a sufficient amount of cash to fund its ongoing exploration and development projects. For the second half of 2003, Peyto will distribute 50% of cash flow or a minimum of $0.15 per trust unit per month. The Trust is managed by the existing management team of Peyto Exploration & Development Corp. and will not be subject to management, acquisition or disposition fees.

Highlights of the arrangement are as follows:

- On July 1, 2003, each issued and outstanding common share of Peyto Exploration & Development Corp. was exchanged for one trust unit of Peyto Energy Trust. As a result of this exchange, 43,451,522 trust units were issued.
- All options to acquire common shares were cancelled and the holders received the intrinsic value of the options in cash. In total, $40.9 million was paid upon the cancellation of 3,581,999 options.
- A private placement of trust units was completed in July 2003 with former optionholders resulting in 1,943,600 units being issued for proceeds of $29,873,132. The price per unit, $15.37, was set based on the five day weighted average trading price of the shares prior to July 1, 2003 and was the same price used to determine the intrinsic value of the options.
- Reorganization costs of $3.3 million were incurred which included $1.8 million for bonuses paid upon the cancellation of Peyto's former bonus plan and $1.5 million for financial advisory, accounting and legal fees and the preparation and printing of the Information Circular used in connection with the Plan of Arrangement.
- Upon the conversion to a trust, Peyto's bank lines were increased to $180 million.

Outlook

The combination of our low cost, long life reserves and our disciplined approach to investing capital will allow us to continue building unitholder value for many years to come. The capital program for the remainder of 2003 continues to be focused on the drilling, completion and tie-in of low risk development gas wells. In order to learn more about Peyto we encourage you to visit Peyto's website at www.peyto.com where you will find a current presentation, financial and historical news releases and an updated insider trading summary.

Don T. Gray
President and Chief Executive Officer
August 20, 2003

This report, or any part of it, may include comments that do not refer strictly to historical results or actions and may constitute forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Trust or of the industry to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include general and industry economic and business conditions which, among other things, affect the demand for the commodities produced by the Trust, competitive factors and industry capacity, the availability of personnel to manage the Trust and manage and deliver the commodities produced, the ability of the Trust to finance and implement its business strategy, changes in, or the failure to comply with, government law and regulations (especially relating to health, safety and environment), weather and other such risks as may be identified in this report or in other published documents. Accordingly,

there is no certainty that the Trust's plans will be achieved.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Management's discussion and analysis

Management's discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's unaudited interim financial statements for the three and six month periods ended June 30, 2003 and the audited consolidated financial statements for the year ended December 31, 2002.

Gross revenues totaled $53.3 million during the second quarter of 2003 (Q2 2002 - $19.5 million) and $107.9 million for the first half of 2003 (2002 - $36.7 million). These increases of 173 percent and 194 percent, respectively, are a result of higher production volumes combined with strong commodity prices. The price of natural gas averaged $7.80 per mcf for the second quarter of 2003 (Q2 2002 - $4.43 per mcf) and $8.14 per mcf for the first half of 2003 (2002 - $4.44 per mcf). Peyto's gas revenue is reported before transportation costs which are classified as operating costs. Oil and natural gas liquids prices averaged $33.94 for the second quarter of 2003 (Q2 2002 - $29.95 per barrel) and $38.89 per barrel for the first half of 2003 (2002 - $27.30 per barrel). The Company has a hedging program for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of natural gas commodity prices. For the period ended June 30, 2003 approximately 39% of the gas production was collared with an average floor price of $3.71 per GJ and average ceiling of $6.96 per GJ and 8% of gas production was sold at an average fixed price of $7.80 per GJ.

A successful ongoing drilling program resulted in natural gas production for the quarter increasing by 64 percent to 62.6 mmcf per day from 38.2 mmcf per day in the same quarter of 2002. Oil and natural gas liquids production increased 90 percent to 2,870 bbl/d in 2003 from 1,512 bbl/d in 2002. Production for the first half of 2003 averaged 12,785 barrels of oil equivalent ("boe", natural gas converted on a 6:1 basis) per day up 69 percent from 7,566 boe per day for the first half of 2002.

The 2003 royalties to date, net of Alberta Royalty Tax Credit (ARTC), increased 261 percent to $27.7 million from $7.7 million in 2002. The 2003 average royalty rate, before ARTC, was 26 percent compared to 22 percent for the same period in 2002. The royalty rate, expressed as a percentage of sales, will fluctuate from period to period due to the fact that natural gas crown royalties are calculated based on the Alberta Natural Gas Reference Price rather than the price achieved by the corporation, which can differ significantly.

Due to increased production volumes, operating costs for the six month period ending June 30, 2003 rose to $3.4 million from $2.1 million in 2002. On a barrel of oil equivalent basis, operating costs were $1.47 per boe for the first half of 2003 compared to $1.56 per boe for the same period of 2002. Operating costs are comprised of field expenses and natural gas transportation costs net of income generated by the processing and gathering of joint venture gas.

General and administrative expenses increased by 51 percent to $591,000 in the first half of 2003 from $392,000 in 2002. On a boe basis, net general and administrative expenses decreased by 10 percent to $0.26 per boe for the first half of 2003 from $0.29 per boe for the same period of 2002.

Financing charges for the first half of 2003 were $1.9 million up 90 percent from $1.0 million in 2002. The increase was due to higher debt levels associated with Peyto's 2003 capital program. On a per boe basis, interest charges were $0.81 per boe for the six month period of 2003 compared to $0.75 per boe for the same period of 2002.

Trust reorganization costs of $44.2 million were incurred in the first half of 2003 which included $40.9 million for the cash payout of stock

options, $1.8 million for bonuses paid upon the cancellation of Peyto's former bonus plan and $1.5 million for financial advisory, accounting and legal fees and the preparation and printing of the Information Circular used in connection with to the Plan of Arrangement.

Depreciation, depletion and site restoration expenses were $10.3 million in the first half of 2003 compared to $4.8 million for the same period in 2002 as a direct result of Peyto's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate were $4.44 per boe in 2003 compared to $3.53 per boe in 2002.

The 2003 provision for future income taxes decreased to $2.8 million compared to $8.2 million in 2002 due to the tax effect of the trust reorganization expenses.

Funds from operations, before trust reorganization costs, for the first half of 2003 were $74.1 million compared with $25.2 million in 2002. This 193 percent increase was the result of increased production volumes combined with stronger commodity prices. On a per share basis, the first half of 2003 resulted in funds from operations before trust reorganization costs of $1.71 per share versus $0.59 per share in 2002. The increased natural gas and liquids prices resulted in a field netback for the period of $33.23 per boe in 2003 compared to $19.62 per boe in 2002. Net earnings for the first half of 2003 were $16.9 million or $0.39 per share compared with $12.3 million in 2002 or $0.29 per share.

Liquidity and Capital Resources

At June 30, 2003, the Company had a working capital deficiency (including the revolving demand loan) of $140.3 million. Subsequent to June 30, 2003 and the conversion of Peyto to an energy trust, a private placement of 1,943,600 trust units was done with former optionholders for proceeds of $29.9 million. The price per unit, $15.37, was set based on the five day weighted average trading price of the shares prior to July 1, 2003. The proceeds of the private placement were applied to bank lines which would result in net debt of $110.4 million and a debt to running cash flow ratio of approximately 0.75:1 based on annualized second quarter 2003 cash flow before one time restructuring costs. Year to date capital expenditures of $59.4 million were funded through cash flow and working capital.

Subsequent to June 30, 2003 Peyto negotiated a new $180 million line of credit. Management expects the combination of current bank lines and cash flow from operations to be sufficient to support Peyto's 2003 capital expenditure program anticipated to be between $110 and $160 million.

Recent Accounting Pronouncements

In December 2002, the CICA approved Section 3110, Asset Retirement Obligations. Section 3110 is effective for fiscal years beginning on or after January 1, 2004 and requires liability recognition for retirement obligations associated with the Trust's facilities and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the company expects to settle the retirement obligation. The total impact on the Trust's financial statements has not yet been determined.

Business Risks

Economic factors and risks as discussed in the Company's 2002 annual report have not changed in 2003.

Quarterly information

	2003	2002

	Q2	Q1	Q4	Q3	Q2
Operations					
Production					
Natural gas (mcf/d)	62,577	57,452	50,556	45,018	38,194
Oil & NGLs (bbl/d)	2,870	2,689	2,349	2,009	1,512
Barrels of oil equivalent (boe/d (at) 6:1)	13,299	12,265	10,775	9,512	7,878
Average product prices					
Natural gas ($/mcf)	7.80	8.50	5.90	3.49	4.43
Oil & natural gas liquids ($/bbl)	33.94	44.23	36.52	33.67	29.95
Average operating expenses ($/boe)	1.88	1.01	1.12	1.36	1.67
Field netback ($/boe)	31.53	35.09	25.15	16.42	19.72
Financial ($000)					
Revenue	53,307	54,670	35,354	20,676	19,530
Royalties (net of ARTC)	12,866	14,820	9,311	5,122	4,197
Funds from operations before trust reorganization costs	36,791	37,364	23,746	13,474	13,185
Funds from operations	(7,360)	37,309	23,746	13,474	13,185
Earnings (loss)	(1,642)	18,495	10,310	5,957	6,362
Capital expenditures	18,895	40,486	37,627	24,105	28,270
Common shares outstanding (000)	43,452	43,452	43,418	43,321	43,143
Per share data ($/share)					
Funds from operations before trust reorganization costs	0.85	0.86	0.55	0.31	0.31
Funds from operations	(0.17)	0.86	0.55	0.31	0.31
Earnings (loss)	(0.04)	0.43	0.24	0.14	0.15

Financial statements

Balance Sheets

As at	June 30 2003 (unaudited) $	December 31 2002 (audited) $
Assets		
Current		
Cash	58,636	205,558
Accounts receivable	25,375,138	18,860,110
Prepaids and deposits	1,075,624	894,553
	26,509,398	19,960,221
Property, plant and equipment		

(Notes 2 and 3)	271,510,805	222,206,233
	298,020,203	242,166,454

Liabilities and Shareholders' Equity

Current		
Accounts payable and accrued liabilities	43,567,821	50,778,415
Current taxes payable	66,095	166,922
Bank debt (Note 3)	123,178,369	80,000,000
	166,812,285	130,945,337
Future site restoration and abandonment	573,562	380,914
Future income taxes	42,592,124	39,773,845
	43,165,686	40,154,759
Shareholders' equity		
Share capital (Note 4)	19,353,471	19,230,677
Retained earnings	68,688,761	51,835,681
	88,042,232	71,066,358
	298,020,203	242,166,454

See accompanying notes

Statements of Earnings (Loss) and Retained Earnings
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2003 $	2002 $	2003 $	2002 $
Revenue				
Petroleum and natural gas sales, net	40,440,584	15,332,881	80,290,207	29,011,197
Expenses				
Operating (Note 5)	2,279,021	1,198,725	3,396,065	2,138,314
General and administrative	434,399	289,878	590,849	392,278
Trust reorganization (Note 7)	44,151,386	-	44,206,442	-
Interest	984,019	563,262	1,879,341	1,030,318
Depletion, depreciation and site restoration	5,300,266	2,552,474	10,268,280	4,827,404
	53,149,091	4,604,339	60,340,977	8,388,314

Earnings (loss)

before taxes	(12,708,507)	10,728,542	19,949,230	20,622,883
Future income tax expense (recovery)	(11,018,644)	4,270,598	2,826,627	8,168,469
Current tax expense (recovery)	(190,256)	-	-	-
Capital tax expense	142,629	95,722	269,513	166,723
	(11,066,271)	4,366,320	3,096,140	8,335,192
Earnings (loss) for the period	(1,642,236)	6,362,222	16,853,080	12,287,691
Retained earnings, beginning of period	70,330,997	29,207,091	51,835,681	23,281,622
Retained earnings, end of period	68,688,761	35,569,313	68,688,761	35,569,313
Earnings (loss) per share (Note 4)				
Basic	(0.04)	0.15	0.39	0.29
Diluted	(0.04)	0.14	0.39	0.28

See accompanying notes

Statements of Cash Flows
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	2003	2002
	$	$	$	$
Cash provided by (used in)				
Operating Activities				
Earnings (loss) for the period	(1,642,236)	6,362,222	16,853,080	12,287,691
Items not requiring cash:				
Future income tax expense (recovery)	(11,018,644)	4,270,598	2,826,637	8,168,469
Depletion, depreciation and site restoration	5,300,266	2,552,474	10,268,280	4,827,404
Funds from operations	(7,360,614)	13,185,294	29,947,997	25,283,564
Change in non-cash working capital related to operating activities	7,083,785	2,141,272	213,693	242,575
	(276,829)	15,326,566	30,161,690	25,526,139
Financing Activities				
Issue of common shares, net of costs	(19,900)	107,460	114,436	2,113,289
Increase in bank debt	27,951,461	20,031,829	43,178,369	20,306,632
	27,931,561	20,139,289	43,292,805	22,419,921

Investing Activities				
Additions to property, plant and equipment	(18,894,511)	(28,270,191)	(59,380,204)	(50,819,392)
Change in non-cash working capital related to investing activities	(8,712,379)	(7,165,665)	(14,221,213)	2,903,289
	(27,606,890)	(35,435,856)	(73,601,417)	(47,916,103)
Net increase (decrease) in cash	47,842	29,999	(146,922)	29,957
Cash, beginning of period	10,794	1,178	205,558	1,220
Cash, end of period	58,636	31,177	58,636	31,177

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

1. Accounting Principles

The interim financial statements of Peyto Exploration & Development Corp. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), and on the same basis as the audited financial statements as at and for the year ended December 31, 2002. The interim financial statement disclosures are incremental to those included with the annual financial statements and certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. These interim financial statements should be read in conjunction with the financial statements and notes in the Company's annual report for the year ended December 31, 2002.

2. Property, Plant and Equipment

	June 30, 2003 $	December 31, 2002 $
Property, plant and equipment	302,503,780	243,180,014
Office furniture and equipment	340,673	284,236
	302,844,453	243,464,250
Accumulated depletion and depreciation	(31,333,648)	(21,258,017)
	271,510,805	222,206,233

At June 30, 2003, costs of $29,859,840 (December 31, 2002 - $20,122,240) related to undeveloped land have been excluded from the depletion and depreciation calculation. No general and administrative expenses relating to the Company's exploration, development and acquisition programs were capitalized.

3. Bank Debt

The Company has a revolving credit facility to a maximum of $105,000,000. Outstanding amounts bear interest at bank prime and are due on demand. A

General Security Agreement with a floating charge on land registered in Alberta is held as collateral by the bank. The Company also has a non-revolving credit facility to a maximum of $40,000,000. Outstanding amounts bear interest at bank prime plus 25 bps and are due on demand. For the six months ended June 30, 2003 the combined effective interest rate on amounts outstanding on these facilities was 4.1% (June 30, 2002 - 3.1%).

While the bank has confirmed that it is not its intention to call for repayment of the revolving facility before June 30, 2004, provided there is no adverse change in the financial position of the Company, these loans are demand in nature and pursuant to the CICA pronouncement are presented as a current liability.

Effective with the conversion of Peyto Exploration & Development Corp. to an energy trust, the Company now has a syndicated $180,000,000 extendible, 364 day revolving credit facility. Outstanding amounts on this facility bear interest at rates determined by the Company's debt to cash flow ratio. A General Security Agreement with a floating charge on land registered in Alberta is held as collateral by the bank.

4. Share Capital

Authorized

Unlimited number of common voting shares
Unlimited number of preferred shares, issuable in series

Issued and Outstanding - Common shares

	Number of Shares	Amount $
Balance, December 31, 2002	43,418,188	19,230,677
Share issue costs, net of tax	-	(11,542)
Exercise of stock options	33,334	134,336
Balance, June 30, 2003	43,451,522	19,353,471

A private placement of trust units was completed in July 2003 with former optionholders resulting in 1,943,600 trust units being issued for proceeds of $29,873,132.

Stock Options

The Company had outstanding stock options as follows:

	As at June 30, 2003		As at December 31, 2002	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Opening	3,615,333	$3.95	3,310,333	$2.39
Granted	-	-	1,679,557	$5.52
Exercised	(33,334)	$4.03	(1,324,557)	$1.99
Cancelled	(3,581,999)	$3.95	(50,000)	$5.51
Closing	-	-	3,615,333	$3.95

As part of the plan of arrangement to convert Peyto Exploration & Development Corp. into a trust, all common share options were cancelled and the optionholders received a cash payment for the intrinsic value of the options.

Per Share Amounts

Earnings per share have been calculated based upon the weighted average number of common shares outstanding during the three and six month periods ended June 30, 2003 of 43,452,522 and 43,448,944 respectively (June 30, 2002 - 43,095,002 and 42,642,082). Diluted per share amounts are calculated using the treasury stock method. The weighted average number of common shares used to determine the diluted per share amount for the three and six month periods ended June 30, 2003 was 43,452,522 and 43,448,944 respectively (June 30, 2002 - 44,733,062 and 43,985,521).

Stock Based Compensation

The Company had an employee and director stock option plan where no compensation expense was recognized when the stock options were issued. Had compensation expense for the stock options granted subsequent to January 1, 2002 been determined and expensed, the following pro forma amounts would have resulted.

	Three Months Ended June 30		Six Months Ended June 30	
	2003 $	2002 $	2003 $	2002 $
Earnings (loss)				
As reported	(1,642,236)	6,362,222	16,853,080	12,287,691
Pro forma	(1,642,236)	6,174,012	16,853,080	12,042,748
Earnings (loss) per share - basic				
As reported	(0.04)	0.15	0.39	0.29
Pro forma	(0.04)	0.14	0.39	0.28
Earnings (loss) per share - diluted				
As reported	(0.04)	0.14	0.39	0.28
Pro forma	(0.04)	0.14	0.39	0.27

5. Operating Expenses

The Company's operating expenses include all costs with respect to day-to-day well and facility operations and the cost of transportation of natural gas. Processing and gathering income related to joint venture and third party gas is included in operating expenses.

	Three Months Ended June 30		Six Months Ended June 30	
	2003 $	2002 $	2003 $	2002 $
Field expenses	2,347,220	1,100,962	3,660,124	1,893,644
Transmission	702,022	432,649	1,321,936	834,269
Processing & gathering income	(770,221)	(334,886)	(1,585,995)	(589,599)

Total operating costs	2,279,021	1,198,725	3,396,065	2,138,314

6. Financial Instruments

The Company is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Company enters into these contracts for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of natural gas commodity prices. A summary of contracts outstanding in respect to the hedging activities at June 30, 2003 were as follows:

Period Hedged	Type	Daily Volume	Floor	Ceiling
April 1 to October 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$7.25/GJ
April 1 to October 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$6.85/GJ
April 1 to October 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$7.00/GJ
April 1 to October 31, 2003	Costless collar	5,000 GJ	$5.50/GJ	$7.61/GJ
Nov. 1, 2003 to March 31, 2004	Costless collar	5,000 GJ	$5.50/GJ	$8.45/GJ
Nov. 1, 2003 to March 31, 2004	Costless collar	5,000 GJ	$7.00/GJ	$9.00/GJ
April 1 to October 31, 2003	Fixed Price	5,000 GJ	$7.40/GJ	
April 1 to October 31, 2003	Fixed Price	5,000 GJ	$8.20/GJ	
July 1 to October 31, 2003	Fixed price	5,000 GJ	$7.15/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.49/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.90/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.70/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.47/GJ	

Based on dealer quotes, had these contracts been closed on June 30, 2003, a gain in the amount of $6,753,250 would have been realized.

7. Peyto Energy Trust Reorganization

The following costs were incurred as part of the plan to reorganize Peyto Exploration & Development Corp. into a trust which was effective July 1, 2003.

	Three Months Ended June 30, 2003 $	Six Months Ended June 30, 2003 $
Cash payout of stock options	40,896,442	40,896,442
Bonuses on cancellation of former Peyto plan	1,810,000	1,810,000
Financial advisory, accounting and legal fees, and preparation and		

printing of the Information Circular	1,444,944	1,500,000
	44,151,386	44,206,442

Corporate information

Officers

Don Gray
President and Chief Executive Officer

Roberto Bosdachin
Vice-President, Exploration

Darren Gee
Vice President, Engineering

Lyle Skaien
Vice President, Operations

Sandra Brick
Vice President, Finance

Stephen Chetner
Corporate Secretary

Directors

Rick Braund
Don Gray
Brian Craig
Stephen Chetner
John Boyd
Michael MacBean
Ian Mottershead

Auditors
Ernst & Young LLP

Solicitors
Burnet, Duckworth & Palmer LLP

Bankers
Bank of Montreal
National Bank of Canada
Union Bank of California
Canadian Imperial Bank of Commerce

Transfer Agent
Valiant Trust Company

Head Office
2900, 450 - 1st Street SW
Calgary, AB
T2P 5H1
Phone: 403.261.6081
Fax: 403.261.8976

Web: www.peyto.com

Stock Listing Symbol: PEY.un
Toronto Stock Exchange

%SEDAR: 00019597E

/For further information: Don T. Gray, President and Chief Executive Officer, Phone: (403) 261-6077, Fax: (403) 261-8976/
(PEY.UN.)

CO: Peyto Energy Trust

CNW 21:13e 20-AUG-03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Peyto Energy Trust Confirms Cash Distribution for September 15, 2003

TSX SYMBOL: PEY.UN

CALGARY, Aug. 21 /CNW/ - Peyto Energy Trust ("Peyto") confirms that the monthly distribution with respect to August 2003 production of $0.15 per trust unit is to be paid on September 15, 2003, for unitholders of record on August 29, 2003. The ex-distribution date is August 27, 2003.

Currently, Peyto has 45.4 million trust units outstanding. Peyto Energy Trust is a natural gas weighted energy trust. Peyto is committed to maintaining its emphasis on building value through the exploration and development of high quality gas properties.

Certain information set forth in this document, including management's assessment of Peyto's and the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's and the Trust's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto and the Trust will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

%SEDAR: 00019597E

/For further information: Don T. Gray, President and Chief Executive Officer, Phone: (403) 261-6077 Fax: (403) 261-8976/

(PEY.UN.)

CO: Peyto Energy Trust

CNW 11:53e 21-AUG-03

PEYTO

Exploration & Development Corp.

2



Interim Report
for the six months ended June 30, 2003

Highlights

	Three Months Ended June 30		%	Six Months Ended June 30		%
	2003	2002	Chang	**2003**	2002	Change
Operations						
Production						
Natural gas (mcf/d)	**62,577**	38,194	*64*	**60,029**	36,630	*64*
Oil & NGLs (bbl/d)	**2,870**	1,512	*90*	**2,780**	1,461	*90*
Barrels of oil equivalent (boe/d @ 6:1)	**13,299**	7,878	*69*	**12,785**	7,566	*69*
Average product prices						
Natural gas ($/mcf)	**7.80**	4.43	*76*	**8.14**	4.44	*83*
Oil & NGLs ($/bbl)	**33.94**	29.95	*13*	**38.89**	27.30	*42*
Average operating expenses ($/boe)	**1.88**	1.67	*13*	**1.47**	1.56	*(6)*
Field Netback ($/boe)	**31.53**	19.72	*60*	**33.23**	19.62	*69*
Financial ($000)						
Revenue	**53,307**	19,530	*173*	**107,977**	36,680	*194*
Royalties (net of ARTC)	**12,866**	4,197	*207*	**27,687**	7,669	*261*
Funds from operations before trust reorganization costs	**36,791**	13,185	*179*	**74,154**	25,284	*193*
Funds from operations	**(7,360)**	13,185	*(156)*	**29,948**	25,284	*18*
Earnings (loss)	**(1,642)**	6,362	*(126)*	**16,853**	12,288	*37*
Capital expenditures	**18,895**	28,270	*(33)*	**59,380**	50,819	*17*
Common shares outstanding (000)	**43,452**	43,143	*1*	**43,452**	43,143	*1*
Weighted average shares outstanding (000)	**43,452**	43,095	*1*	**43,449**	42,642	*2*
Diluted shares outstanding (000)	**43,452**	44,733	*(3)*	**43,449**	43,985	*(1)*
As at June 30						
Debt, including working capital deficit				**140,303**	86,953	*61*
Shareholders' equity				**88,042**	53,685	*64*
Total assets				**298,020**	178,900	*67*
Per share data ($/share)						
Funds from operations before trust reorganization costs	**0.85**	0.31	*174*	**1.71**	0.59	*190*
Funds from operations	**(0.17)**	0.31	*(155)*	**0.69**	0.59	*17*
Earnings (loss)	**(0.04)**	0.15	*(127)*	**0.39**	0.29	*34*

Report from the president

PEYTO Energy Trust is pleased to present the financial and operating results of Peyto Exploration & Development Corp. for the three month period ended June 30, 2003.

- The plan to reorganize Peyto Exploration & Development Corp. into an energy trust received overwhelming shareholder and optionholder approval at the annual and special meeting held on June 24, 2003. The reorganization was effective on July 1, 2003.
- Production increased 69 percent year over year, with natural gas averaging 62.6 mmcf per day and oil and natural gas liquids averaging 2,870 barrels per day. Peyto achieved production growth for the thirteenth consecutive quarter, increasing 8 percent from the first quarter of 2003.
- During the quarter, capital expenditures of $18.9 million added five boes of proved producing reserves for each boe of reserves produced. This five fold reserve replacement ratio was achieved utilizing only 51% of the quarterly cash flow before restructuring costs.
- High heat content natural gas combined with a successful hedging strategy resulted in a gas price for the quarter of $7.80 per mcf of which the hedging program contributed $0.37 per mcf.
- Operating costs increased from the previous quarter due in part to higher volumes being processed through third party facilities in the new areas. As new processing facilities are built, operating costs in these areas are expected to decline.
- Cash flow, before one time restructuring costs of $44.1 million, was $36.8 million or $0.85 per share, a 2 percent decrease from the first quarter of 2003.
- Debt, including working capital deficit was $140.3 million at June 30, 2003. Upon conversion to a trust, a private placement of 1.9 million trust units was completed for proceeds of $29.9 million which reduced net debt to $110.4 million.
- Bank lines were increased to $180 million effective upon the conversion to a trust.

Reserves

Since year end, proved producing reserves increased 25 percent to 51.5 million boes ("boe", natural gas converted on a 6:1 basis throughout) at June 30, 2003. Net present value of the proved producing reserves (discounted at 10%) increased 31 percent to $647.5 million. Proved producing reserves maintained a consistent 10.6 year reserve life index based on second quarter average production. Peyto successfully drilled and completed 9 wells during the quarter, all of which were previously identified as probable reserves. The Company replaced second quarter production five fold with the same high quality predictable long life proved producing reserves.

An independent review of the proved developed reserves was done as part of the trust reorganization, the review of bank lines, and to establish a starting point for the value based compensation plan. This review did not address any new probable additional opportunities. The following table summarizes Peyto's reserves and the discounted net present value of future cash flow before income tax, using variable pricing, at June 30, 2003.

					Net Present Value ($000) Discounted at			
Reserve Category	Gas (mmcf)	Oil & NGL (mstb)	BOE 6:1 (mstb)	Reserve Life Index (years)	0%	4%	8%	10%
Proved Producing	243,564	10,878	51,472	10.6	1,309,055	915,934	714,518	647,520
Proved Non-producing	17,954	645	3,637		109,359	49,498	33,055	29,032
Proved Undeveloped	-	-	-		-	-	-	-
Total Proved	261,518	11,523	55,109	11.4	1,418,414	965,432	747,574	676,552
Probable Additional (1)	143,613	6,106	30,042		731,692	360,618	228,663	191,040
Proved + Probable Additional	405,131	17,629	85,151	17.5	2,150,106	1,326,050	976,236	867,592

Based on the Paddock Lindstrom & Associates report effective June 30, 2003
(1) Probable Additional reserves were not reviewed in the June 30, 2003 evaluation.

Activity Update

To date in 2003, Peyto has drilled and cased 45 gross (38 net) gas wells. Peyto currently has five drilling rigs active in Sundance with a sixth rig exploring the new land base. Although a long spring breakup curtailed field operations, Peyto was very active during the quarter acquiring and earning undeveloped land. Since year end, Peyto's undeveloped land base has grown by 45%.

Peyto Energy Trust Reorganization

On July 1, 2003 Peyto completed a plan of arrangement that reorganized Peyto Exploration & Development Corp. into an energy trust. Peyto Energy Trust will make monthly cash distributions to holders of trust units while retaining a sufficient amount of cash to fund its ongoing exploration and development projects. For the second half of 2003, Peyto will distribute 50% of cash flow or a minimum of $0.15 per trust unit per month. The Trust is managed by the existing management team of Peyto Exploration & Development Corp. and will not be subject to management, acquisition or disposition fees.

Highlights of the arrangement are as follows:

- On July 1, 2003, each issued and outstanding common share of Peyto Exploration & Development Corp. was exchanged for one trust unit of Peyto Energy Trust. As a result of this exchange, 43,451,522 trust units were issued.
- All options to acquire common shares were cancelled and the holders received the intrinsic value of the options in cash. In total, $40.9 million was paid upon the cancellation of 3,581,999 options.
- A private placement of trust units was completed in July 2003 with former optionholders resulting in 1,943,600 units being issued for proceeds of $29,873,132. The price per unit, $15.37, was set based on the five day weighted average trading price of the shares prior to July 1, 2003 and was the same price used to determine the intrinsic value of the options.
- Reorganization costs of $3.3 million were incurred which included $1.8 million for bonuses paid upon the cancellation of Peyto's former bonus plan and $1.5 million for financial advisory, accounting and legal fees and the preparation and printing of the Information Circular used in connection with the Plan of Arrangement.
- Upon the conversion to a trust, Peyto's bank lines were increased to $180 million.

Outlook

The combination of our low cost, long life reserves and our disciplined approach to investing capital will allow us to continue building unitholder value for many years to come. The capital program for the remainder of 2003 continues to be focused on the drilling, completion and tie-in of low risk development gas wells. In order to learn more about Peyto we encourage you to visit Peyto's website at www.peyto.com where you will find a current presentation, financial and historical news releases and an updated insider trading summary.

Don T. Gray
President and Chief Executive Officer
August 20, 2003

This report, or any part of it, may include comments that do not refer strictly to historical results or actions and may constitute forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Trust or of the industry to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include general and industry economic and business conditions which, among other things, affect the demand for the commodities produced by the Trust, competitive factors and industry capacity, the availability of personnel to manage the Trust and manage and deliver the commodities produced, the ability of the Trust to finance and implement its business strategy, changes in, or the failure to comply with, government law and regulations (especially relating to health, safety and environment), weather and other such risks as may be identified in this report or in other published documents. Accordingly, there is no certainty that the Trust's plans will be achieved.

Management's discussion and analysis

Management's discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's unaudited interim financial statements for the three and six month periods ended June 30, 2003 and the audited consolidated financial statements for the year ended December 31, 2002.

Gross revenues totaled $53.3 million during the second quarter of 2003 (Q2 2002 - $19.5 million) and $107.9 million for the first half of 2003 (2002 - $36.7 million). These increases of 173 percent and 194 percent, respectively, are a result of higher production volumes combined with strong commodity prices. The price of natural gas averaged $7.80 per mcf for the second quarter of 2003 (Q2 2002 - $4.43 per mcf) and $8.14 per mcf for the first half of 2003 (2002 - $4.44 per mcf). Peyto's gas revenue is reported before transportation costs which are classified as operating costs. Oil and natural gas liquids prices averaged $33.94 per barrel for the second quarter of 2003 (Q2 2002 - $29.95 per barrel) and $38.89 per barrel for the first half of 2003 (2002 - $27.30 per barrel). The Company has a hedging program for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of natural gas commodity prices. For the period ended June 30, 2003 approximately 39% of the gas production was collared with an average floor price of $3.71 per GJ and average ceiling of $6.96 per GJ and 8% of gas production was sold at an average fixed price of $7.80 per GJ.

A successful ongoing drilling program resulted in natural gas production for the quarter increasing by 64 percent to 62.6 mmcf per day from 38.2 mmcf per day in the same quarter of 2002. Oil and natural gas liquids production increased 90 percent to 2,870 barrels per day in 2003 from 1,512 barrels per day in 2002. Production for the first half of 2003 averaged 12,785 barrels of oil equivalent ("boe", natural gas converted on a 6:1 basis) per day up 69 percent from 7,566 boe per day for the first half of 2002.

The 2003 royalties to date, net of Alberta Royalty Tax Credit (ARTC), increased 261 percent to $27.7 million from $7.7 million in 2002. The 2003 average royalty rate, before ARTC, was 26 percent compared to 22 percent for the same period in 2002. The royalty rate, expressed as a percentage of sales, will fluctuate from period to period due to the fact that natural gas crown royalties are calculated based on the Alberta Natural Gas Reference Price rather than the price achieved by the Company, which can differ significantly.

Due to increased production volumes, operating costs for the six month period ending June 30, 2003 rose to $3.4 million from $2.1 million in 2002. On a barrel of oil equivalent basis, operating costs were $1.47 per boe for the first half of 2003 compared to $1.56 per boe for the same period of 2002. Operating costs are comprised of field expenses and natural gas transportation costs net of income generated by the processing and gathering of joint venture gas.

General and administrative expenses increased by 51 percent to $591,000 in the first half of 2003 from $392,000 in 2002. On a boe basis, net general and administrative expenses decreased by 10 percent to $0.26 per boe for the first half of 2003 from $0.29 per boe for the same period of 2002.

Financing charges for the first half of 2003 were $1.9 million up 90 percent from $1.0 million in 2002. The increase was due to higher debt levels associated with 2003 capital expenditures. On a per boe basis, interest charges were $0.81 per boe for the six month period of 2003 compared to $0.75 per boe for the same period of 2002.

Trust reorganization costs of $44.2 million were incurred in the first half of 2003 which included $40.9 million for the cash payout of stock options, $1.8 million for bonuses paid upon the cancellation of Peyto's former bonus plan and $1.5 million for financial advisory, accounting and legal fees and the preparation and printing of the Information Circular used in connection with the Plan of Arrangement.

Depreciation, depletion and site restoration expenses were $10.3 million in the first half of 2003 compared to $4.8 million for the same period in 2002 as a direct result of Peyto's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate was $4.44 per boe in 2003 compared to $3.53 per boe in 2002.

The 2003 provision for future income taxes decreased to $2.8 million compared to $8.2 million in 2002 due to the tax effect of the trust reorganization expenses.

Funds from operations, before trust reorganization costs, for the first half of 2003 were $74.1 million compared with $25.2 million in 2002. This 193 percent increase was the result of increased production volumes combined with stronger commodity prices. On a per share basis, the first half of 2003 resulted in funds from operations before trust reorganization costs of $1.71 per share versus $0.59 per share in 2002. The increased natural gas and liquids prices resulted in a field netback for the period of $33.23 per boe in 2003 compared to $19.62 per boe in 2002. Net earnings for the first half of 2003 were $16.9 million or $0.39 per share compared with $12.3 million in 2002 or $0.29 per share.

Liquidity and Capital Resources

At June 30, 2003, the Company had a working capital deficiency (including the revolving demand loan) of $140.3 million. Subsequent to June 30, 2003 and the conversion of Peyto to an energy trust, a private placement of 1,943,600 trust units was done with former optionholders for proceeds of $29.9 million. The price per unit, $15.37, was set based on the five day weighted average trading price of the shares prior to July 1, 2003. The proceeds of the private placement were applied to bank lines which would result in net debt of $110.4 million and a debt to running cash flow ratio of approximately 0.75:1 based on annualized second quarter 2003 cash flow before one time restructuring costs. Year to date capital expenditures of $59.4 million were funded through cash flow and working capital.

Subsequent to June 30, 2003 Peyto negotiated a new $180 million line of credit. Management expects the combination of current bank lines and cash flow from operations to be sufficient to support Peyto's 2003 capital expenditure program anticipated to be between $110 and $160 million.

Recent Accounting Pronouncements

In December 2002, the CICA approved Section 3110, Asset Retirement Obligations. Section 3110 is effective for fiscal years beginning on or after January 1, 2004 and requires liability recognition for retirement obligations associated with the Trust's facilities and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the company expects to settle the retirement obligation. The total impact on the Trust's financial statements has not yet been determined.

Business Risks

Economic factors and risks as discussed in the Company's 2002 annual report have not changed in 2003.

Quarterly information

	2003		2002		
	Q2	Q1	Q4	Q3	Q2
Operations					
Production					
Natural gas (mcf/d)	**62,577**	57,452	50,556	45,018	38,194
Oil & NGLs (bbl/d)	**2,870**	2,689	2,349	2,009	1,512
Barrels of oil equivalent (boe/d @ 6:1)	**13,299**	12,265	10,775	9,512	7,878
Average product prices					
Natural gas ($/mcf)	**7.80**	8.50	5.90	3.49	4.43
Oil & natural gas liquids ($/bbl)	**33.94**	44.23	36.52	33.67	29.95
Average operating expenses ($/boe)	**1.88**	1.01	1.12	1.36	1.67
Field netback ($/boe)	**31.53**	35.09	25.15	16.42	19.72
Financial ($000)					
Revenue	**53,307**	54,670	35,354	20,676	19,530
Royalties (net of ARTC)	**12,866**	14,820	9,311	5,122	4,197
Funds from operations before trust reorganization costs	**36,791**	37,364	23,746	13,474	13,185
Funds from operations	**(7,360)**	37,309	23,746	13,474	13,185
Earnings (loss)	**(1,642)**	18,495	10,310	5,957	6,362
Capital expenditures	**18,895**	40,486	37,627	24,105	28,270
Common shares outstanding (000)	**43,452**	43,452	43,418	43,321	43,143
Per share data ($/share)					
Funds from operations before trust reorganization costs	**0.85**	0.86	0.55	0.31	0.31
Funds from operations	**(0.17)**	0.86	0.55	0.31	0.31
Earnings (loss)	**(0.04)**	0.43	0.24	0.14	0.15

Financial statements

Balance Sheets

As at	June 30 2003 (unaudited) $	December 31 2002 (audited) $
Assets		
Current		
Cash	**58,636**	205,558
Accounts receivable	**25,375,138**	18,860,110
Prepaids and deposits	**1,075,624**	894,553
	26,509,398	19,960,221
Property, plant and equipment *(Notes 2 and 3)*	**271,510,805**	222,206,233
	298,020,203	242,166,454
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**43,567,821**	50,778,415
Current taxes payable	**66,095**	166,922
Bank debt *(Note 3)*	**123,178,369**	80,000,000
	166,812,285	130,945,337
Future site restoration and abandonment	**573,562**	380,914
Future income taxes	**42,592,124**	39,773,845
	43,165,686	40,154,759
Shareholders' equity		
Share capital *(Note 4)*	**19,353,471**	19,230,677
Retained earnings	**68,688,761**	51,835,681
	88,042,232	71,066,358
	298,020,203	242,166,454

See accompanying notes

Financial statements

Statements of Earnings (Loss) and Retained Earnings
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Revenue				
Petroleum and natural gas sales, net	**40,440,584**	15,332,881	**80,290,207**	29,011,197
Expenses				
Operating *(Note 5)*	**2,279,021**	1,198,725	**3,396,065**	2,138,314
General and administrative	**434,399**	289,878	**590,849**	392,278
Trust reorganization *(Note 7)*	**44,151,386**	-	**44,206,442**	-
Interest	**984,019**	563,262	**1,879,341**	1,030,318
Depletion, depreciation and site restoration	**5,300,266**	2,552,474	**10,268,280**	4,827,404
	53,149,091	4,604,339	**60,340,977**	8,388,314
Earnings (loss) before taxes	**(12,708,507)**	10,728,542	**19,949,230**	20,622,883
Future income tax expense (recovery)	**(11,018,644)**	4,270,598	**2,826,627**	8,168,469
Current tax expense (recovery)	**(190,256)**	-	**-**	-
Capital tax expense	**142,629**	95,722	**269,513**	166,723
	(11,066,271)	4,366,320	**3,096,140**	8,335,192
Earnings (loss) for the period	**(1,642,236)**	6,362,222	**16,853,080**	12,287,691
Retained earnings, beginning of period	**70,330,997**	29,207,091	**51,835,681**	23,281,622
Retained earnings, end of period	**68,688,761**	35,569,313	**68,688,761**	35,569,313
Earnings (loss) per share *(Note 4)*				
Basic	**(0.04)**	0.15	**0.39**	0.29
Diluted	**(0.04)**	0.14	**0.39**	0.28

See accompanying notes

Financial statements

Statements of Cash Flows
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Cash provided by (used in) Operating Activities				
Earnings (loss) for the period	**(1,642,236)**	6,362,222	**16,853,080**	12,287,691
Items not requiring cash:				
Future income tax expense (recovery)	**(11,018,644)**	4,270,598	**2,826,637**	8,168,469
Depletion, depreciation and site restoration	**5,300,266**	2,552,474	**10,268,280**	4,827,404
Funds from operations	**(7,360,614)**	13,185,294	**29,947,997**	25,283,564
Change in non-cash working capital related to operating activities	**7,083,785**	2,141,272	**213,693**	242,575
	(276,829)	15,326,566	**30,161,690**	25,526,139
Financing Activities				
Issue of common shares, net of costs	**(19,900)**	107,460	**114,436**	2,113,289
Increase in bank debt	**27,951,461**	20,031,829	**43,178,369**	20,306,632
	27,931,561	20,139,289	**43,292,805**	22,419,921
Investing Activities				
Additions to property, plant and equipment	**(18,894,511)**	(28,270,191)	**(59,380,204)**	(50,819,392)
Change in non-cash working capital related to investing activities	**(8,712,379)**	(7,165,665)	**(14,221,213)**	2,903,289
	(27,606,890)	(35,435,856)	**(73,601,417)**	(47,916,103)
Net increase (decrease) in cash	**47,842**	29,999	**(146,922)**	29,957
Cash, beginning of period	**10,794**	1,178	**205,558**	1,220
Cash, end of period	**58,636**	31,177	**58,636**	31,177

See accompanying notes

Notes to financial statements

1. **Accounting Principles**

The interim financial statements of Peyto Exploration & Development Corp. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), and on the same basis as the audited financial statements as at and for the year ended December 31, 2002. The interim financial statement disclosures are incremental to those included with the annual financial statements and certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. These interim financial statements should be read in conjunction with the financial statements and notes in the Company's annual report for the year ended December 31, 2002.

2. **Property, Plant and Equipment**

	June 30, 2003 $	December 31, 2002 $
Property, plant and equipment	**302,503,780**	243,180,014
Office furniture and equipment	**340,673**	284,236
	302,844,453	243,464,250
Accumulated depletion and depreciation	**(31,333,648)**	(21,258,017)
	271,510,805	222,206,233

At June 30, 2003, costs of $29,859,840 (December 31, 2002 - $20,122,240) related to undeveloped land have been excluded from the depletion and depreciation calculation. No general and administrative expenses relating to the Company's exploration, development and acquisition programs were capitalized.

3. **Bank Debt**

The Company has a revolving credit facility to a maximum of $105,000,000. Outstanding amounts bear interest at bank prime and are due on demand. A General Security Agreement with a floating charge on land registered in Alberta is held as collateral by the bank. The Company also has a non-revolving credit facility to a maximum of $40,000,000. Outstanding amounts bear interest at bank prime plus 25 bps and are due on demand. For the six months ended June 30, 2003 the combined effective interest rate on amounts outstanding on these facilities was 4.1% (June 30, 2002 – 3.1%).

While the bank has confirmed that it is not its intention to call for repayment of the revolving facility before June 30, 2004, provided there is no adverse change in the financial position of the Company, these loans are demand in nature and pursuant to the CICA pronouncement are presented as a current liability.

Effective with the conversion of Peyto Exploration & Development Corp. to an energy trust, the Company now has a syndicated $180,000,000 extendible, 364 day revolving credit facility. Outstanding amounts on this facility bear interest at rates determined by the Company's debt to cash flow ratio. A General Security Agreement with a floating charge on land registered in Alberta is held as collateral by the bank.

4. Share Capital

Authorized

Unlimited number of common voting shares
Unlimited number of preferred shares, issuable in series

Issued and Outstanding - Common shares

	Number of Shares	Amount $
Balance, December 31, 2002	43,418,188	19,230,677
Share issue costs, net of tax	-	(11,542)
Exercise of stock options	33,334	134,336
Balance, June 30, 2003	43,451,522	19,353,471

A private placement of trust units was completed in July 2003 with former optionholders resulting in 1,943,600 trust units being issued for proceeds of $29,873,132.

Stock Options

The Company had outstanding stock options as follows:

	As at June 30, 2003		As at December 31, 2002	
	Options	**Weighted - Average Exercise Price**	Options	Weighted-Average Exercise Price
Opening	**3,615,333**	**$3.95**	3,310,333	$2.39
Granted	**-**	**-**	1,679,557	$5.52
Exercised	**(33,334)**	**$4.03**	(1,324,557)	$1.99
Cancelled	**(3,581,999)**	**$3.95**	(50,000)	$5.51
Closing	**-**	**-**	3,615,333	$3.95

As part of the plan of arrangement to convert Peyto Exploration & Development Corp. into a trust, all common share options were cancelled and the optionholders received a cash payment for the intrinsic value of the options.

Per Share Amounts

Earnings per share have been calculated based upon the weighted average number of common shares outstanding during the three and six month periods ended June 30, 2003 of 43,452,522 and 43,448,944 respectively (June 30, 2002 – 43,095,002 and 42,642,082). Diluted per share amounts are calculated using the treasury stock method. The weighted average number of common shares used to determine the diluted per share amount for the three and six month periods ended June 30, 2003 was 43,452,522 and 43,448,944 respectively (June 30, 2002 – 44,733,062 and 43,985,521).

Stock Based Compensation

The Company had an employee and director stock option plan where no compensation expense was recognized when the stock options were issued. Had compensation expense for the stock options granted subsequent to January 1, 2002 been determined and expensed, the following pro forma amounts would have resulted.

	Three Months Ended June 30		**Six Months Ended June 30**	
	2003	2002	**2003**	2002
	$	$	**$**	$
Earnings (loss)				
As reported	**(1,642,236)**	6,362,222	**16,853,080**	12,287,691
Pro forma	**(1,642,236)**	6,174,012	**16,853,080**	12,042,748
Earnings (loss) per share – basic				
As reported	**(0.04)**	0.15	**0.39**	0.29
Pro forma	**(0.04)**	0.14	**0.39**	0.28
Earnings (loss) per share - diluted				
As reported	**(0.04)**	0.14	**0.39**	0.28
Pro forma	**(0.04)**	0.14	**0.39**	0.27

5. Operating Expenses

The Company's operating expenses include all costs with respect to day-to-day well and facility operations and the cost of transportation of natural gas. Processing and gathering income related to joint venture and third party gas is included in operating expenses.

	Three Months Ended June 30		**Six Months Ended June 30**	
	2003	2002	**2003**	2002
	$	$	**$**	$
Field expenses	**2,347,220**	1,100,962	**3,660,124**	1,893,644
Transmission	**702,022**	432,649	**1,321,936**	834,269
Processing & gathering income	**(770,221)**	(334,886)	**(1,585,995)**	(589,599)
Total operating costs	**2,279,021**	1,198,725	**3,396,065**	2,138,314

6. Financial Instruments

The Company is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Company enters into these contracts for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of natural gas commodity prices. A summary of contracts outstanding in respect to the hedging activities at June 30, 2003 were as follows:

Period Hedged	Type	Daily Volume	Floor	Ceiling
April 1 to October 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$7.25/GJ
April 1 to October 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$6.85/GJ
April 1 to October 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$7.00/GJ
April 1 to October 31, 2003	Costless collar	5,000 GJ	$5.50/GJ	$7.61/GJ
Nov. 1, 2003 to March 31, 2004	Costless collar	5,000 GJ	$5.50/GJ	$8.45/GJ
Nov. 1, 2003 to March 31, 2004	Costless collar	5,000 GJ	$7.00/GJ	$9.00/GJ
April 1 to October 31, 2003	Fixed Price	5,000 GJ	$7.40/GJ	
April 1 to October 31, 2003	Fixed Price	5,000 GJ	$8.20/GJ	
July 1 to October 31, 2003	Fixed price	5,000 GJ	$7.15/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.49/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.90/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.70/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.47/GJ	

Based on dealer quotes, had these contracts been closed on June 30, 2003, a gain in the amount of $6,753,250 would have been realized.

7. Peyto Energy Trust Reorganization

The following costs were incurred as part of the plan to reorganize Peyto Exploration & Development Corp. into a trust which was effective July 1, 2003.

	Three Months Ended June 30, 2003 $	Six Months Ended June 30, 2003 $
Cash payout of stock options	40,896,442	40,896,442
Bonuses on cancellation of former Peyto plan	1,810,000	1,810,000
Financial advisory, accounting and legal fees, and preparation and printing of the Information Circular	1,444,944	1,500,000
	44,151,386	44,206,442

Corporate information

Officers

Don Gray
President and Chief Executive Officer

Roberto Bosdachin
Vice-President, Exploration

Darren Gee
Vice President, Engineering

Lyle Skaien
Vice President, Operations

Sandra Brick
Vice President, Finance

Stephen Chetner
Corporate Secretary

Directors

Rick Braund
Don Gray
Brian Craig
Stephen Chetner
John Boyd
Michael MacBean
Ian Mottershead

Auditors
Ernst & Young LLP

Solicitors
Burnet, Duckworth & Palmer LLP

Bankers
Bank of Montreal
National Bank of Canada
Union Bank of California
Canadian Imperial Bank of Commerce

Transfer Agent
Valiant Trust Company

Head Office
2900, 450 – 1st Street SW
Calgary, AB
T2P 5H1

Phone: 403.261.6081
Fax: 403.261.8976
Web: www.peyto.com

Stock Listing Symbol: PEY.un
Toronto Stock Exchange

VALIANT
Trust Company

510, 550~6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

August 25, 2003

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

Re: Peyto Energy Trust ***(formerly Peyto Exploration & Development Corp.)***
Mailing of Second Quarter Report
to Registered Unitholders

As the mailing agent for Peyto Energy Trust, we are pleased to confirm the mailing of the second quarter report for the period ended June 30, 2003, to each of the Registered Unitholders of the subject trust on **August 25, 2003**.

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Senior Account Manager

c.c. Peyto Energy Trust
Attn: Mr. Don Gray

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF INTERIM MAILING TO THE
OF	)	UNITHOLDERS OF **PEYTO ENERGY TRUST**
ALBERTA	)	("TRUST").

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **AUGUST 25, 2003** I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO **WERE THE REGISTERED HOLDERS OF UNITS OF THE TRUST;**

   (a) a copy of the SECOND QUARTER REPORT FOR THE PERIOD ENDED JUNE 30, 2003 marked EXHIBIT "A" and identified by me.

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF)
CALGARY IN THE PROVINCE OF ALBERTA)
THIS 25TH DAY OF AUGUST 2003.)

"Pam Elliott"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA
My commission expires on November 15, 2003.

"Cheryl Dahlager"
CHERYL DAHLAGER

Management's discussion and analysis

Management's discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's unaudited interim financial statements for the three and six month periods ended June 30, 2003 and the audited consolidated financial statements for the year ended December 31, 2002.

Gross revenues totaled $53.3 million during the second quarter of 2003 (Q2 2002 - $19.5 million) and $107.9 million for the first half of 2003 (2002 - $36.7 million). These increases of 173 percent and 194 percent, respectively, are a result of higher production volumes combined with strong commodity prices. The price of natural gas averaged $7.80 per mcf for the second quarter of 2003 (Q2 2002 - $4.43 per mcf) and $8.14 per mcf for the first half of 2003 (2002 - $4.44 per mcf). Peyto's gas revenue is reported before transportation costs which are classified as operating costs. Oil and natural gas liquids prices averaged $33.94 per barrel for the second quarter of 2003 (Q2 2002 - $29.95 per barrel) and $38.89 per barrel for the first half of 2003 (2002 - $27.30 per barrel). The Company has a hedging program for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of natural gas commodity prices. For the period ended June 30, 2003 approximately 39% of the gas production was collared with an average floor price of $3.71 per GJ and average ceiling of $6.96 per GJ and 8% of gas production was sold at an average fixed price of $7.80 per GJ.

A successful ongoing drilling program resulted in natural gas production for the quarter increasing by 64 percent to 62.6 mmcf per day from 38.2 mmcf per day in the same quarter of 2002. Oil and natural gas liquids production increased 90 percent to 2,870 barrels per day in 2003 from 1,512 barrels per day in 2002. Production for the first half of 2003 averaged 12,785 barrels of oil equivalent ("boe", natural gas converted on a 6:1 basis) per day up 69 percent from 7,566 boe per day for the first half of 2002.

The 2003 royalties to date, net of Alberta Royalty Tax Credit (ARTC), increased 261 percent to $27.7 million from $7.7 million in 2002. The 2003 average royalty rate, before ARTC, was 26 percent compared to 22 percent for the same period in 2002. The royalty rate, expressed as a percentage of sales, will fluctuate from period to period due to the fact that natural gas crown royalties are calculated based on the Alberta Natural Gas Reference Price rather than the price achieved by the Company, which can differ significantly.

Due to increased production volumes, operating costs for the six month period ending June 30, 2003 rose to $3.4 million from $2.1 million in 2002. On a barrel of oil equivalent basis, operating costs were $1.47 per boe for the first half of 2003 compared to $1.56 per boe for the same period of 2002. Operating costs are comprised of field expenses and natural gas transportation costs net of income generated by the processing and gathering of joint venture gas.

General and administrative expenses increased by 51 percent to $591,000 in the first half of 2003 from $392,000 in 2002. On a boe basis, net general and administrative expenses decreased by 10 percent to $0.26 per boe for the first half of 2003 from $0.29 per boe for the same period of 2002.

Financing charges for the first half of 2003 were $1.9 million up 90 percent from $1.0 million in 2002. The increase was due to higher debt levels associated with 2003 capital expenditures. On a per boe basis, interest charges were $0.81 per boe for the six month period of 2003 compared to $0.75 per boe for the same period of 2002.

Trust reorganization costs of $44.2 million were incurred in the first half of 2003 which included $40.9 million for the cash payout of stock options, $1.8 million for bonuses paid upon the cancellation of Peyto's former bonus plan and $1.5 million for financial advisory, accounting and legal fees and the preparation and printing of the Information Circular used in connection with the Plan of Arrangement.

Depreciation, depletion and site restoration expenses were $10.3 million in the first half of 2003 compared to $4.8 million for the same period in 2002 as a direct result of Peyto's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate was $4.44 per boe in 2003 compared to $3.53 per boe in 2002.

The 2003 provision for future income taxes decreased to $2.8 million compared to $8.2 million in 2002 due to the tax effect of the trust reorganization expenses.

Funds from operations, before trust reorganization costs, for the first half of 2003 were $74.1 million compared with $25.2 million in 2002. This 193 percent increase was the result of increased production volumes combined with stronger commodity prices. On a per share basis, the first half of 2003 resulted in funds from operations before trust reorganization costs of $1.71 per share versus $0.59 per share in 2002. The increased natural gas and liquids prices resulted in a field netback for the period of $33.23 per boe in 2003 compared to $19.62 per boe in 2002. Net earnings for the first half of 2003 were $16.9 million or $0.39 per share compared with $12.3 million in 2002 or $0.29 per share.

Liquidity and Capital Resources

At June 30, 2003, the Company had a working capital deficiency (including the revolving demand loan) of $140.3 million. Subsequent to June 30, 2003 and the conversion of Peyto to an energy trust, a private placement of 1,943,600 trust units was done with former optionholders for proceeds of $29.9 million. The price per unit, $15.37, was set based on the five day weighted average trading price of the shares prior to July 1, 2003. The proceeds of the private placement were applied to bank lines which would result in net debt of $110.4 million and a debt to running cash flow ratio of approximately 0.75:1 based on annualized second quarter 2003 cash flow before one time restructuring costs. Year to date capital expenditures of $59.4 million were funded through cash flow and working capital.

Subsequent to June 30, 2003 Peyto negotiated a new $180 million line of credit. Management expects the combination of current bank lines and cash flow from operations to be sufficient to support Peyto's 2003 capital expenditure program anticipated to be between $110 and $160 million.

Recent Accounting Pronouncements

In December 2002, the CICA approved Section 3110, Asset Retirement Obligations. Section 3110 is effective for fiscal years beginning on or after January 1, 2004 and requires liability recognition for retirement obligations associated with the Trust's facilities and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the company expects to settle the retirement obligation. The total impact on the Trust's financial statements has not yet been determined.

Business Risks

Economic factors and risks as discussed in the Company's 2002 annual report have not changed in 2003.

Quarterly information

	2003		2002		
	Q2	Q1	Q4	Q3	Q2
Operations					
Production					
Natural gas (mcf/d)	**62,577**	57,452	50,556	45,018	38,194
Oil & NGLs (bbl/d)	**2,870**	2,689	2,349	2,009	1,512
Barrels of oil equivalent (boe/d @ 6:1)	**13,299**	12,265	10,775	9,512	7,878
Average product prices					
Natural gas ($/mcf)	**7.80**	8.50	5.90	3.49	4.43
Oil & natural gas liquids ($/bbl)	**33.94**	44.23	36.52	33.67	29.95
Average operating expenses ($/boe)	**1.88**	1.01	1.12	1.36	1.67
Field netback ($/boe)	**31.53**	35.09	25.15	16.42	19.72
Financial ($000)					
Revenue	**53,307**	54,670	35,354	20,676	19,530
Royalties (net of ARTC)	**12,866**	14,820	9,311	5,122	4,197
Funds from operations before trust reorganization costs	**36,791**	37,364	23,746	13,474	13,185
Funds from operations	**(7,360)**	37,309	23,746	13,474	13,185
Earnings (loss)	**(1,642)**	18,495	10,310	5,957	6,362
Capital expenditures	**18,895**	40,486	37,627	24,105	28,270
Common shares outstanding (000)	**43,452**	43,452	43,418	43,321	43,143
Per share data ($/share)					
Funds from operations before trust reorganization costs	**0.85**	0.86	0.55	0.31	0.31
Funds from operations	**(0.17)**	0.86	0.55	0.31	0.31
Earnings (loss)	**(0.04)**	0.43	0.24	0.14	0.15

Financial statements

Balance Sheets

As at	June 30 2003 (unaudited) $	December 31 2002 (audited) $
Assets		
Current		
Cash	**58,636**	205,558
Accounts receivable	**25,375,138**	18,860,110
Prepaids and deposits	**1,075,624**	894,553
	26,509,398	19,960,221
Property, plant and equipment *(Notes 2 and 3)*	**271,510,805**	222,206,233
	298,020,203	242,166,454
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**43,567,821**	50,778,415
Current taxes payable	**66,095**	166,922
Bank debt *(Note 3)*	**123,178,369**	80,000,000
	166,812,285	130,945,337
Future site restoration and abandonment	**573,562**	380,914
Future income taxes	**42,592,124**	39,773,845
	43,165,686	40,154,759
Shareholders' equity		
Share capital *(Note 4)*	**19,353,471**	19,230,677
Retained earnings	**68,688,761**	51,835,681
	88,042,232	71,066,358
	298,020,203	242,166,454

See accompanying notes

Financial statements

Statements of Earnings (Loss) and Retained Earnings
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2003	*2002*	***2003***	*2002*
	$	$	**$**	$
Revenue				
Petroleum and natural gas sales, net	**40,440,584**	15,332,881	**80,290,207**	29,011,197
Expenses				
Operating *(Note 5)*	**2,279,021**	1,198,725	**3,396,065**	2,138,314
General and administrative	**434,399**	289,878	**590,849**	392,278
Trust reorganization *(Note 7)*	**44,151,386**	-	**44,206,442**	-
Interest	**984,019**	563,262	**1,879,341**	1,030,318
Depletion, depreciation and site restoration	**5,300,266**	2,552,474	**10,268,280**	4,827,404
	53,149,091	4,604,339	**60,340,977**	8,388,314
Earnings (loss) before taxes	**(12,708,507)**	10,728,542	**19,949,230**	20,622,883
Future income tax expense (recovery)	**(11,018,644)**	4,270,598	**2,826,627**	8,168,469
Current tax expense (recovery)	**(190,256)**	-	**-**	-
Capital tax expense	**142,629**	95,722	**269,513**	166,723
	(11,066,271)	4,366,320	**3,096,140**	8,335,192
Earnings (loss) for the period	**(1,642,236)**	6,362,222	**16,853,080**	12,287,691
Retained earnings, beginning of period	**70,330,997**	29,207,091	**51,835,681**	23,281,622
Retained earnings, end of period	**68,688,761**	35,569,313	**68,688,761**	35,569,313
Earnings (loss) per share *(Note 4)*				
Basic	**(0.04)**	0.15	**0.39**	0.29
Diluted	**(0.04)**	0.14	**0.39**	0.28

See accompanying notes

Financial statements

Statements of Cash Flows
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Cash provided by (used in)				
Operating Activities				
Earnings (loss) for the period	**(1,642,236)**	6,362,222	**16,853,080**	12,287,691
Items not requiring cash:				
Future income tax expense (recovery)	**(11,018,644)**	4,270,598	**2,826,637**	8,168,469
Depletion, depreciation and site restoration	**5,300,266**	2,552,474	**10,268,280**	4,827,404
Funds from operations	**(7,360,614)**	13,185,294	**29,947,997**	25,283,564
Change in non-cash working capital related to operating activities	**7,083,785**	2,141,272	**213,693**	242,575
	(276,829)	15,326,566	**30,161,690**	25,526,139
Financing Activities				
Issue of common shares, net of costs	**(19,900)**	107,460	**114,436**	2,113,289
Increase in bank debt	**27,951,461**	20,031,829	**43,178,369**	20,306,632
	27,931,561	20,139,289	**43,292,805**	22,419,921
Investing Activities				
Additions to property, plant and equipment	**(18,894,511)**	(28,270,191)	**(59,380,204)**	(50,819,392)
Change in non-cash working capital related to investing activities	**(8,712,379)**	(7,165,665)	**(14,221,213)**	2,903,289
	(27,606,890)	(35,435,856)	**(73,601,417)**	(47,916,103)
Net increase (decrease) in cash	**47,842**	29,999	**(146,922)**	29,957
Cash, beginning of period	**10,794**	1,178	**205,558**	1,220
Cash, end of period	**58,636**	31,177	**58,636**	31,177

See accompanying notes

Notes to financial statements

1. **Accounting Principles**

The interim financial statements of Peyto Exploration & Development Corp. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), and on the same basis as the audited financial statements as at and for the year ended December 31, 2002. The interim financial statement disclosures are incremental to those included with the annual financial statements and certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. These interim financial statements should be read in conjunction with the financial statements and notes in the Company's annual report for the year ended December 31, 2002.

2. **Property, Plant and Equipment**

	June 30, 2003 $	December 31, 2002 $
Property, plant and equipment	**302,503,780**	243,180,014
Office furniture and equipment	**340,673**	284,236
	302,844,453	243,464,250
Accumulated depletion and depreciation	**(31,333,648)**	(21,258,017)
	271,510,805	222,206,233

At June 30, 2003, costs of $29,859,840 (December 31, 2002 - $20,122,240) related to undeveloped land have been excluded from the depletion and depreciation calculation. No general and administrative expenses relating to the Company's exploration, development and acquisition programs were capitalized.

3. **Bank Debt**

The Company has a revolving credit facility to a maximum of $105,000,000. Outstanding amounts bear interest at bank prime and are due on demand. A General Security Agreement with a floating charge on land registered in Alberta is held as collateral by the bank. The Company also has a non-revolving credit facility to a maximum of $40,000,000. Outstanding amounts bear interest at bank prime plus 25 bps and are due on demand. For the six months ended June 30, 2003 the combined effective interest rate on amounts outstanding on these facilities was 4.1% (June 30, 2002 – 3.1%).

While the bank has confirmed that it is not its intention to call for repayment of the revolving facility before June 30, 2004, provided there is no adverse change in the financial position of the Company, these loans are demand in nature and pursuant to the CICA pronouncement are presented as a current liability.

Effective with the conversion of Peyto Exploration & Development Corp. to an energy trust, the Company now has a syndicated $180,000,000 extendible, 364 day revolving credit facility. Outstanding amounts on this facility bear interest at rates determined by the Company's debt to cash flow ratio. A General Security Agreement with a floating charge on land registered in Alberta is held as collateral by the bank.

4. **Share Capital**

Authorized

Unlimited number of common voting shares
Unlimited number of preferred shares, issuable in series

Issued and Outstanding - Common shares

	Number of Shares	Amount $
Balance, December 31, 2002	43,418,188	19,230,677
Share issue costs, net of tax	-	(11,542)
Exercise of stock options	33,334	134,336
Balance, June 30, 2003	43,451,522	19,353,471

A private placement of trust units was completed in July 2003 with former optionholders resulting in 1,943,600 trust units being issued for proceeds of $29,873,132.

Stock Options

The Company had outstanding stock options as follows:

	As at June 30, 2003		As at December 31, 2002	
	Options	**Weighted - Average Exercise Price**	Options	Weighted-Average Exercise Price
Opening	**3,615,333**	**$3.95**	3,310,333	$2.39
Granted	**-**	**-**	1,679,557	$5.52
Exercised	**(33,334)**	**$4.03**	(1,324,557)	$1.99
Cancelled	**(3,581,999)**	**$3.95**	(50,000)	$5.51
Closing	**-**	**-**	3,615,333	$3.95

As part of the plan of arrangement to convert Peyto Exploration & Development Corp. into a trust, all common share options were cancelled and the optionholders received a cash payment for the intrinsic value of the options.

Per Share Amounts

Earnings per share have been calculated based upon the weighted average number of common shares outstanding during the three and six month periods ended June 30, 2003 of 43,452,522 and 43,448,944 respectively (June 30, 2002 – 43,095,002 and 42,642,082). Diluted per share amounts are calculated using the treasury stock method. The weighted average number of common shares used to determine the diluted per share amount for the three and six month periods ended June 30, 2003 was 43,452,522 and 43,448,944 respectively (June 30, 2002 – 44,733,062 and 43,985,521).

Stock Based Compensation

The Company had an employee and director stock option plan where no compensation expense was recognized when the stock options were issued. Had compensation expense for the stock options granted subsequent to January 1, 2002 been determined and expensed, the following pro forma amounts would have resulted.

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Earnings (loss)				
As reported	**(1,642,236)**	6,362,222	**16,853,080**	12,287,691
Pro forma	**(1,642,236)**	6,174,012	**16,853,080**	12,042,748
Earnings (loss) per share – basic				
As reported	**(0.04)**	0.15	**0.39**	0.29
Pro forma	**(0.04)**	0.14	**0.39**	0.28
Earnings (loss) per share - diluted				
As reported	**(0.04)**	0.14	**0.39**	0.28
Pro forma	**(0.04)**	0.14	**0.39**	0.27

5. Operating Expenses

The Company's operating expenses include all costs with respect to day-to-day well and facility operations and the cost of transportation of natural gas. Processing and gathering income related to joint venture and third party gas is included in operating expenses.

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Field expenses	**2,347,220**	1,100,962	**3,660,124**	1,893,644
Transmission	**702,022**	432,649	**1,321,936**	834,269
Processing & gathering income	**(770,221)**	(334,886)	**(1,585,995)**	(589,599)
Total operating costs	**2,279,021**	1,198,725	**3,396,065**	2,138,314

6. Financial Instruments

The Company is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Company enters into these contracts for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of natural gas commodity prices. A summary of contracts outstanding in respect to the hedging activities at June 30, 2003 were as follows:

Period Hedged	Type	Daily Volume	Floor	Ceiling
April 1 to October 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$7.25/GJ
April 1 to October 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$6.85/GJ
April 1 to October 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$7.00/GJ
April 1 to October 31, 2003	Costless collar	5,000 GJ	$5.50/GJ	$7.61/GJ
Nov. 1, 2003 to March 31, 2004	Costless collar	5,000 GJ	$5.50/GJ	$8.45/GJ
Nov. 1, 2003 to March 31, 2004	Costless collar	5,000 GJ	$7.00/GJ	$9.00/GJ
April 1 to October 31, 2003	Fixed Price	5,000 GJ	$7.40/GJ	
April 1 to October 31, 2003	Fixed Price	5,000 GJ	$8.20/GJ	
July 1 to October 31, 2003	Fixed price	5,000 GJ	$7.15/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.49/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.90/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.70/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.47/GJ	

Based on dealer quotes, had these contracts been closed on June 30, 2003, a gain in the amount of $6,753,250 would have been realized.

7. Peyto Energy Trust Reorganization

The following costs were incurred as part of the plan to reorganize Peyto Exploration & Development Corp. into a trust which was effective July 1, 2003.

	Three Months Ended June 30, 2003 $	Six Months Ended June 30, 2003 $
Cash payout of stock options	40,896,442	40,896,442
Bonuses on cancellation of former Peyto plan	1,810,000	1,810,000
Financial advisory, accounting and legal fees, and preparation and printing of the Information Circular	1,444,944	1,500,000
	44,151,386	44,206,442

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Peyto Energy Trust Confirms Cash Distribution for October 15, 2003

TSX SYMBOL: PEY.UN

CALGARY, Sept. 22 /CNW/ - Peyto Energy Trust ("Peyto") confirms that the monthly distribution with respect to September 2003 production of $0.15 per trust unit is to be paid on October 15, 2003, for unitholders of record on September 30, 2003. The ex-distribution date is September 26, 2003.

Currently, Peyto has 45.4 million trust units outstanding. Peyto Energy Trust is a natural gas weighted energy trust. Peyto is committed to maintaining its emphasis on building value through the exploration and development of high quality gas properties.

Certain information set forth in this document, including management's assessment of Peyto's and the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's and the Trust's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto and the Trust will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.
%SEDAR: 00019597E

/For further information: Don T. Gray, President and Chief Executive Officer, Phone: (403) 261-6077, Fax: (403) 261-8976/
(PEY.UN.)

CO: Peyto Energy Trust

CNW 17:25e 22-SEP-03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Peyto Energy Trust Confirms Cash Distribution for November 14, 2003

TSX SYMBOL: PEY.UN

CALGARY, Oct. 21 /CNW/ - Peyto Energy Trust ("Peyto") confirms that the monthly distribution with respect to October 2003 production of $0.15 per trust unit is to be paid on November 14, 2003, for unitholders of record on October 31, 2003. The ex-distribution date is October 29, 2003.

Currently, Peyto has 45.4 million trust units outstanding. Peyto Energy Trust is a natural gas weighted energy trust. Peyto is committed to maintaining its emphasis on building value through the exploration and development of high quality gas properties.

Certain information set forth in this document, including management's assessment of Peyto's and the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's and the Trust's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto and the Trust will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

%SEDAR: 00019597E

/For further information: Don T. Gray, President and Chief Executive Officer, Phone: (403) 261-6077, Fax: (403) 261-8976/

(PEY.UN.)

CO: Peyto Energy Trust

CNW 11:30e 21-OCT-03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Peyto Energy Trust Announces Third Quarter 2003 Financial and Operating Results

SYMBOL: PEY.UN - TSX

CALGARY, Nov. 19 /CNW/ - PEYTO Energy Trust is pleased to present its consolidated financial and operating results for the period ended September 30, 2003.

Quarterly Highlights

- The reorganization of Peyto Exploration & Development Corp. into an energy trust was effective on July 1, 2003.
- Cash distributions of $0.15 per unit per month to unitholders commenced with the July distribution being paid on August 15, 2003.
- Cash flow totaled $35.9 million ($0.79 per trust unit) of which 57% or $20.4 million was distributed to unitholders with the balance used to fund capital expenditures.
- Production increased 48 percent year over year, with natural gas averaging 66.8 mmcf per day and oil and natural gas liquids averaging 2,948 barrels per day.
- Capital expenditures of $36.3 million added 4.4 barrels of oil equivalent (boe) of proved producing reserves for each boe of reserves produced.
- A total of 23 gross (19.4 net) wells were drilled and completed, of which 16 have now been tied in and brought on production.
- High heat content natural gas combined with a successful hedging strategy resulted in a gas price for the quarter of $7.02 per mcf of which the hedging program contributed $0.58 per mcf.
- Operating costs rose from the previous quarter due to higher volumes being processed through third party facilities in new areas and limited gathering and processing capacity in the Sundance field. Construction is underway to expand the Sundance gathering system and build a new gas processing facility for the Smoky and Kakwa fields.
- An issue of 1.9 million trust units was completed for proceeds of $29.9 million. The issue was completed in connection with the purchase and cancellation of the issued stock options pursuant to the reorganization.
- Total debt, including working capital deficit was $131.3 million at September 30, 2003 resulting in a debt to cash flow ratio of 0.9:1.
- Bank lines were increased to $180 million effective upon the conversion to a trust.

<<

	3 Months Ended Sept. 30 2003	2002	% Change
Operations			
Production			
Natural gas (mcf/d)	66,827	45,018	48
Oil & NGLs (bbl/d)	2,948	2,009	47
Barrels of oil equivalent (boe/d (at) 6:1)	14,086	9,512	48
Average product prices			
Natural gas ($/mcf)	7.02	3.49	101
Oil & NGLs ($/bbl)	33.86	33.67	1
Average operating expenses ($/boe)	2.20	1.36	62

Field Netback ($/boe)	29.24	16.42	78
Financial ($000, except per unit/share)			
Revenue	52,365	20,676	153
Royalties (net of ARTC)	11,622	5,122	127
Funds from operations	35,882	13,474	166
Funds from operations per unit/share	0.79	0.31	155
Cash distributions	20,428	-	-
Cash distributions per unit	0.45	-	-
Percentage of cash flow distributed	57%	-	-
Earnings	25,398	5,957	331
Earnings per unit/share	0.56	0.14	307
Capital expenditures	36,280	24,105	51
Weighted average trust units/shares outstanding	45,395,122	43,277,421	5

	3 Months Ended Sept. 30 2003	2002	% Change
Working capital deficit	31,254	18,990	65
Bank debt	100,000	78,126	28
Unitholders' equity	122,887	60,109	104
Total assets	339,115	204,241	66

Reserves

Drilling operations have added 4.9 million boes ("boe", natural gas converted on a 6:1 basis throughout) of proved developed reserves net of production during the quarter. The net present value (NPV) discounted at 8% of the proved developed reserves increased to $797 million. The reserve life index for the proved producing category is now 10.9 years. The Trust replaced third quarter production four fold with the same high quality predictable long life proved producing reserves.

An independent interim review of the proved developed reserves was conducted at the end of the quarter. Interim reviews do not address new probable additional opportunities. However, probable additional reserves that have been converted into the proved developed category since year end are subtracted from the opening balance. Based on the number and risk profile of the wells scheduled to be drilled in 2004, we are confident that the probable additional reserves will be replenished when we conduct our year end review. We have historically booked a relatively high number of probable additional reserves, because our business is based on drilling internally generated projects.

The following table summarizes Peyto's reserves and the discounted net present value of future cash flow before income tax, using variable pricing, at September 30, 2003.

Reserve Category	Gas (mmcf)	Oil & NGL (mstb)	BOE 6:1 (mstb)	Reserve Life Index (years)
Proved Producing	264,581	11,758	55,855	10.9
Proved Non-producing	20,489	670	4,085	
Proved Undeveloped	-	-	-	

Total Proved	285,070	12,428	59,940	11.7
Probable Additional (1)	126,510	5,323	26,408	
Proved + Probable Additional	411,580	17,751	86,348	16.8

Reserve Category	Net Present Value ($000) Discounted at 0%	4%	8%	10%
Proved Producing	1,401,055	973,935	756,889	684,898
Proved Non-producing	114,711	56,886	39,645	35,146
Proved Undeveloped	-	-	-	-
Total Proved	1,515,766	1,030,821	796,534	720,044
Probable Additional (1)	664,642	328,260	209,642	176,275
Proved + Probable Additional	2,180,408	1,359,081	1,006,176	896,319

(1) Probable Additional reserves were not reviewed in the September 30, 2003 evaluation.
Based on the Paddock Lindstrom & Associates report effective September 30, 2003 using their October 1, 2003 price deck available at www.padlin.com.

Activity Update

To date in 2003, Peyto has drilled and cased 61 gross (50 net) gas wells. Peyto currently has four drilling rigs active in Sundance with a fifth rig beginning a winter development program in Smoky and Kakwa. Processing capacity at the Sundance gas plant was expanded with the addition of 12 mmcf/d of compression in October. Expansion of the main gathering lines in Sundance is underway and will continue into the first quarter. We anticipate that these projects will allow more of the connected gas to be produced. A new gas processing plant that will handle production from Smoky and Kakwa will begin construction in December and is expected to be operational by February 2004. Fourth quarter production to date has averaged over 15,600 boe per day.

Growth

The unique design of Peyto Energy Trust enables growth of unitholder value while distributing approximately 50 percent of cash flow. Our business is managed with a focus on the value generated from each dollar invested. The net present value (NPV) of the proved developed reserves is used to measure our rate of growth. In order to determine the change in value we were responsible for, the same price forecast for the NPV at the beginning and end of the quarter is used. The table below is meant to assess the amount of growth we had during the quarter:

		$million	Equation
A	Capital Invested	36	
B	Cash Flow	36	
C	Change in NPV	65	

D	NPV Growth Before Capital	101	B + C
E	NPV Growth After Capital	65	D - A
F	NPV Growth Distributed	20	
G	NPV Growth Retained	45	E - F

Change in NPV is measured using the net present value discounted at 8% of the proved developed reserves per boe, $13.30/boe, times the 4.9 million boes of proved developed reserves added during the quarter.

The $36 million of capital invested generated $101 million worth of present value. For the quarter, the present value of the future cash flow, adjusted for changes in units outstanding and net debt, grew at an annualized rate of 44% per unit. Approximately 30% of the gain in value was distributed to unitholders while the remaining 70% was retained to fund future projects.

We recognize that the industry has historically measured growth in more simplistic terms. These incomplete measures can lead to a short term focus inconsistent with a unitholders long term objectives. At Peyto we invest our capital based on a value model that considers all the attributes of an oil and gas investment. This approach is the only way we know how to accurately measure the success of our investments. Our unique ability to grow value at a rate faster than we distribute income is understood when the following advantages are considered:

- We have a technical team that can generate proprietary projects with attributes complimentary to our value approach. Our team has a five year track record of generating premium quality high return projects.
- The natural production declines of our wells become less as we move forward. Thus, the percentage of the total cash flow required to replace natural declines will also decline over time.
- High revenue, low cost production allows us to fund more opportunities for each boe we produce.
- Long developed reserve life means that our producing reserves are being depleted at a relatively slow rate.
- Low distribution rate relative to the traditional trust model allows for minimal dilution of future value.

Outlook

The many competitive advantages we enjoy will allow us to continue building unitholder value for years to come. The capital program for the remainder of 2003 continues to be focused on the drilling, completion and tie-in of low risk development gas wells. In order to learn more about Peyto we encourage you to visit Peyto's website at www.peyto.com where you will find a current presentation, financial and historical news releases and an updated insider trading summary.

Conference Call

A conference call will be held with the senior management of Peyto to answer questions with respect to the third quarter results at 11:00 a.m. Mountain Standard Time (MST), 1:00 p.m. Eastern Standard Time (EST) on Thursday, November 20, 2003. To participate, please call 1-416-640-4127 (Toronto area) or 1-800-814-3911 for all other participants. The conference call will also be available on replay by calling 1-416-640-1917 (Toronto area) or 1-877-289-8525 for all other parties, using passcode 21027117 followed by the pound key. The replay will be available at 1:00 p.m. MST, 3:00 p.m. EST Thursday, November 20, 2003 until midnight EST on Thursday, November 27, 2003.

Don T. Gray
President and Chief Executive Officer
November 19, 2003

This report, or any part of it, may include comments that do not refer strictly to historical results or actions and may constitute forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Trust or of the industry to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include general and industry economic and business conditions which, among other things, affect the demand for the commodities produced by the Trust, competitive factors and industry capacity, the availability of personnel to manage the Trust and manage and deliver the commodities produced, the ability of the Trust to finance and implement its business strategy, changes in, or the failure to comply with, government law and regulations (especially relating to health, safety and environment), weather and other such risks as may be identified in this report or in other published documents. Accordingly, there is no certainty that the Trust's plans will be achieved.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Management's discussion and analysis

Management's discussion and analysis of financial conditions and results of operations should be read in conjunction with the Trust's unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2003 and the Peyto Exploration & Development Corp. ("Peyto") audited financial statements for the year ended December 31, 2002. The consolidated financial statements for the Trust are reported on a continuity of interests basis and include the financial results of Peyto to June 30, 2003 and the Trust from that date forward. As the Trust was created through a reorganization the historical results of Peyto will represent the comparative financial results of the Trust.

Gross revenues totaled $52.4 million during the third quarter of 2003 (Q3 2002 - $20.7 million) and $160.3 million for the first nine months of 2003 (2002 - $57.3 million). These increases of 153 percent and 180 percent, respectively, are a result of higher production volumes combined with strong commodity prices. The price of natural gas averaged $7.02 per mcf for the third quarter of 2003 (Q3 2002 - $3.49 per mcf) and $7.73 per mcf for the first nine months of 2003 (2002 - $4.08 per mcf). Peyto's gas revenue is reported before transportation costs which are classified as operating costs. Oil and natural gas liquids prices averaged $33.86 per barrel for the third quarter of 2003 (Q3 2002 - $33.67 per barrel) and $37.13 per barrel for the first nine months of 2003 (2002 - $29.92 per barrel). The Trust has a hedging program for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of natural gas commodity prices. For the quarter ended September 30, 2003 approximately 32% of the gas production was collared with an average floor price of $3.90 per GJ and average ceiling of $7.13 per GJ and 19% of gas production was sold at an average fixed price of $7.58 per GJ.

A successful ongoing drilling program resulted in natural gas production for the quarter increasing by 48 percent to 66.8 mmcf per day from 45.0 mmcf per day in the same quarter of 2002. Oil and natural gas liquids production increased 47 percent to 2,948 bbl/d in 2003 from 2,009 bbl/d in 2002. Production for the first nine months of 2003 averaged 13,223 barrels of oil equivalent ("boe", natural gas converted on a 6:1 basis) per day up 61 percent from 8,222 boe per day for the first nine months of 2002.

The 2003 royalties to date, net of Alberta Royalty Tax Credit (ARTC), increased 207 percent to $39.3 million from $12.8 million in 2002. The 2003 average royalty rate, before ARTC, was 25 percent compared to 23 percent for the same period in 2002. The royalty rate, expressed as a percentage of sales,

will fluctuate from period to period due to the fact that natural gas crown royalties are calculated based on the Alberta Natural Gas Reference Price rather than the price achieved, which can differ significantly.

Operating costs for the third quarter were $2.8 million in 2003 compared to $1.2 million for the same period in 2002 due primarily to increased production volumes. On a per unit basis quarterly costs increased to $2.20 per boe from $1.36 per boe due to higher volumes being processed through third party facilities in new areas and limited gathering and processing capacity in the Sundance field. Costs for the nine month period ended September 30, 2003 rose to $6.2 million from $3.3 million in 2002. On a barrel of oil equivalent basis, operating costs were $1.73 per boe for the first nine months of 2003 compared to $1.48 per boe for the same period of 2002. Operating costs are comprised of field expenses and natural gas transportation costs net of income generated by the processing and gathering of joint venture gas.

General and administrative expenses were $173,000 in the third quarter of 2003 compared to $85,000 for the same period in 2002 with year to date expenses totaling $764,000 for 2003 compared to $477,000 in 2002. On a boe basis, general and administrative expenses remained unchanged at $0.21 per boe for the nine month period.

Financing charges for the third quarter of 2003 increased to $1.7 million from $706,000 in 2002 due to higher debt levels associated with the 2003 capital program in combination with commitment and legal fees of $601,000 incurred related to the Trust's $180 million bank line. Costs for the first nine months of 2003 were $3.6 million, up 109 percent from $1.7 million in 2002. On a per boe basis, interest charges were $1.00 per boe for the nine month period of 2003 compared to $0.77 per boe for the same period of 2002.

Trust reorganization costs of $44.2 million were incurred in the first nine months of 2003 which included $40.9 million for the cash payout of stock options, $1.8 million for bonuses paid upon the cancellation of Peyto's former bonus plan and $1.5 million for financial advisory, accounting and legal fees and the preparation and printing of the Information Circular used in connection with to the Plan of Arrangement.

Depreciation, depletion and site restoration expenses were $16.2 million in the first nine months of 2003 compared to $7.8 million for the same period in 2002 as a direct result of the Trust's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate were $4.48 per boe in 2003 compared to $3.49 per boe in 2002.

The 2003 provision for future income taxes decreased to $7.4 million compared to $12.7 million in 2002 due to the tax efficiency of the trust structure.

Funds from operations, before trust reorganization costs, for the first nine months of 2003 were $110.0 million compared with $38.8 million in 2002. This 184 percent increase was the result of increased production volumes combined with stronger commodity prices. On a per unit basis, the first nine months of 2003 resulted in funds from operations before trust reorganization costs of $2.49 per unit versus $0.90 per unit in 2002. The increased natural gas and liquids prices resulted in a field netback for the period of $31.80 per boe in 2003 compared to $18.37 per boe in 2002. Net earnings for the first nine months of 2003 were $42.3 million or $0.96 per unit compared with $18.2 million in 2002 or $0.43 per unit.

Liquidity and Capital Resources

At September 30, 2003, the Trust had total debt including working capital deficiency of $131.3 million for a debt to running cash flow ratio of approximately 0.9:1 based on annualized third quarter 2003 cash flow. Year to date capital expenditures of $95.7 million were funded through cash flow, working capital, long term debt and equity. Subsequent to September 30, 2003, no additional trust units have been issued.

Management expects the combination of current bank lines of $180 million and cash flow from operations to be sufficient to support Peyto's 2003 capital

expenditure program anticipated to be between $125 and $130 million.

The third quarter of 2003 generated funds available for distribution as follows:

	$
Funds from operations	35,882,128
Funds from issuance of trust units	29,874,730
Reduction in working capital deficit	(9,048,963)
Funds available for distribution and capital expenditures	56,707,895
Capital expenditures	(36,280,091)
Funds available for distribution	20,427,804

Business Risks

Economic factors and risks as discussed in Peyto's 2002 annual report have not changed in 2003.

Quarterly information

	2003			2002	
	Q3	Q2	Q1	Q4	Q3
Operations					
Production					
Natural gas (mcf/d)	66,827	62,577	57,452	50,556	45,018
Oil & NGLs (bbl/d)	2,948	2,870	2,689	2,349	2,009
Barrels of oil equivalent (boe/d (at) 6:1)	14,086	13,299	12,265	10,775	9,512
Average product prices					
Natural gas ($/mcf)	7.02	7.80	8.50	5.90	3.49
Oil & natural gas liquids ($/bbl)	33.86	33.94	44.23	36.52	33.67
Average operating expenses ($/boe)	2.20	1.88	1.01	1.12	1.36
Field netback ($/boe)	29.24	31.53	35.09	25.15	16.42
Financial ($000 except per unit)					
Revenue	52,365	53,307	54,670	35,354	20,676
Royalties (net of ARTC)	11,622	12,866	14,820	9,311	5,122

Funds from operations	35,882	(7,360)	37,309	23,746	13,474
Funds from operations per unit /share	0.79	(0.17)	0.86	0.55	0.31
Funds from operations before trust reorganization costs	35,882	36,791	37,309	23,746	13,474
Funds from operations before trust reorganization costs per unit/share	0.79	0.85	0.86	0.55	0.31
Cash distributions	20,428	-	-	-	-
Cash distributions per unit	0.45	-	-	-	-
Percentage of cash flow distributed	57%	-	-	-	-
Earnings	25,398	(1,642)	18,495	10,310	5,957
Earnings per unit/share	0.56	(0.04)	0.43	0.24	0.14
Capital expenditures	36,280	18,895	40,486	37,627	24,105
Weighted average trust units outstanding	45,395,122	43,451,522	43,446,337	43,340,812	43,277,421

Financial statements

Consolidated Balance Sheets

As at	Sept. 30 2003 (unaudited) $	Dec. 31 2002 (audited) $
Assets		
Current		
Cash	8,261,596	205,558
Accounts receivable	28,032,392	18,860,110
Prepaids and deposits	807,622	894,553
	37,101,610	19,960,221
Property, plant and equipment (Notes 3 and 4)	302,013,357	222,206,233
	339,114,967	242,166,454

Liabilities and Unitholders' Equity		
Current		
Accounts payable and accrued liabilities	61,470,986	50,778,415
Current taxes payable	75,280	166,922
Cash distributions payable	6,809,268	-
	68,355,534	50,945,337
Commitments (Note 6)	-	-
Long-term debt (Note 4)	100,000,000	80,000,000
Future site restoration and abandonment	693,713	380,914
Future income taxes	47,179,179	39,773,845
	147,872,892	120,154,759
Unitholders' equity		
Unitholders' capital/share capital (Note 5)	49,227,530	19,230,677
Retained earnings	94,086,815	51,835,681
Accumulated cash distributions	(20,427,804)	-
	122,886,541	71,066,358
	339,114,967	242,166,454

See accompanying notes

Consolidated Statements of Earnings and Retained Earnings
(unaudited)

	Three Months Ended Sept. 30		Nine Months Ended Sept. 30	
	2003	2002	2003	2002
	$	$	$	$
Revenue				
Petroleum and natural gas sales, net	40,743,379	15,553,798	121,033,586	44,564,995
Expenses				
Operating (Note 7)	2,848,012	1,187,755	6,244,077	3,326,069
General and administrative	173,493	84,969	764,342	477,247
Trust reorganization (Note 10)	-	-	44,206,442	-
Interest	1,729,125	706,351	3,608,466	1,736,669
Depletion, depreciation and site restoration	5,897,690	2,995,858	16,165,970	7,823,262

	10,648,320	4,974,933	70,989,297	13,363,247
Earnings before taxes	30,095,059	10,578,865	50,044,289	31,201,748
Future income tax expense (Note 8)	4,586,384	4,521,245	7,413,021	12,689,714
Capital tax expense	110,621	101,110	380,134	267,833
	4,697,005	4,622,355	7,793,155	12,957,547
Earnings for the period	25,398,054	5,956,510	42,251,134	18,244,201
Retained earnings, beginning of period	68,688,761	35,569,313	51,835,681	23,281,622
Retained earnings, end of period	94,086,815	41,525,823	94,086,815	41,525,823
Earnings per unit/common share (Note 5)				
Basic	0.56	0.14	0.96	0.43
Diluted	0.56	0.13	0.96	0.43

See accompanying notes

Consolidated Statements of Cash Flows
(unaudited)

	Three Months Ended Sept. 30		Nine Months Ended Sept. 30	
	2003	2002	2003	2002
	$	$	$	$
Cash provided by (used in)				
Operating Activities				
Earnings for the period	25,398,054	5,956,510	42,251,134	18,244,201
Items not requiring cash:				
Future income tax expense	4,586,384	4,521,245	7,413,021	12,689,714
Depletion, depreciation and site restoration	5,897,690	2,995,690	16,165,970	7,823,262
Funds from operations	35,882,128	13,473,613	65,830,125	38,757,177

Change in non-cash working capital related to operating activities	1,960,321	(90,105)	2,174,014	152,622
	37,842,449	13,383,508	68,004,139	38,909,647
Financing Activities				
Issue of trust units, net of costs	29,874,730	467,799	29,989,166	2,581,088
Distribution payments	(13,618,536)	-	(13,618,536)	-
Increase (decrease) in bank debt	(23,178,369)	(1,125,882)	20,000,000	19,180,750
	(6,922,175)	(658,083)	36,370,630	21,761,838
Investing Activities				
Additions to property, plant and equipment	(36,280,091)	(24,280,091)	(95,660,295)	(74,924,051)
Change in non-cash working capital related to investing activities	13,562,777	11,394,036	(658,436)	14,297,325
	(22,717,314)	(12,710,623)	(96,318,731)	(60,626,726)
Net increase in cash	8,202,960	14,802	8,056,038	44,759
Cash, beginning of period	58,636	31,177	205,558	1,220
Cash, end of period	8,261,596	45,979	8,261,596	45,979

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and restructuring costs

Effective July 1, 2003 Peyto Exploration & Development Corp. was reorganized into Peyto Energy Trust (the "Trust"). Shareholders of Peyto Exploration & Development Corp. ("Peyto") received one Peyto Energy Trust unit for each common share held. All outstanding common share options were settled for cash prior to the completion of the reorganization. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust and are entitled to one vote for each Trust unit held at unitholder meetings. The Trust units of the Trust commenced trading on the TSX under the symbol "PEY.UN" on July 4, 2003. The Trust is an unincorporated open-ended limited purpose trust established under the laws of the Province of Alberta. The Trust indirectly owns all the securities of Peyto Exploration & Development Corp. which entitles the Trust to receive all cash flow available for distribution

from the business of Peyto after debt service payments, maintenance capital expenditures and other cash requirements.

The costs of the reorganization, amounting to $44,206,442, have been expensed (see note 10).

2. Basis of Presentation

The interim consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), and on the same basis as the audited financial statements as at and for the year ended December 31, 2002. The interim financial statement disclosures are incremental to those included with the annual financial statements and certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. These interim financial statements should be read in conjunction with the financial statements and notes in the Peyto Exploration & Development Corp. annual report for the year ended December 31, 2002.

While the Trust commenced operations on July 1, 2003, these unaudited consolidated financial statements follow the continuity of interest basis of accounting as if the Trust had always existed. This basis is intended to provide unitholders with meaningful and comparative financial information. As a result, the comparative figures are those of Peyto Exploration & Development Corp., while the results of operations include Peyto Exploration & Development Corp.'s results for the period up to and including June 30, 2003, and the Trust's results of operations from July 1, 2003 to September 30, 2003. Also, certain comparative figures have been reclassified to conform to the current presentation.

3. Property, Plant and Equipment

	September 30, 2003 $	December 31, 2002 $
Property, plant and equipment	338,775,368	243,180,014
Office furniture and equipment	349,176	284,236
	339,124,544	243,464,250
Accumulated depletion and depreciation	(37,111,187)	(21,258,017)
	302,013,357	222,206,233

At September 30, 2003, costs of $30,705,600 (December 31, 2002 - $20,122,240) related to undeveloped land have been excluded from the depletion and depreciation calculation. No general and administrative expenses relating to the Trust's exploration, development and acquisition programs were capitalized. During the three and nine months ended September 30, 2003, the Trust charged $120,151 and $312,798 respectively, to earnings related to its future site restoration and abandonment obligation.

4. Long-Term Debt

Prior to the conversion to an energy trust, the Company had a revolving credit facility to a maximum of $105,000,000. Outstanding amounts bore

interest at bank prime and were due on demand. A General Security Agreement with a floating charge on land registered in Alberta was held as collateral by the bank.

Effective with the conversion, the Trust has a syndicated $180,000,000 extendible, 364 day revolving credit facility. Outstanding amounts on this facility bear interest at rates determined by the Trust's debt to cash flow ratio. A General Security Agreement with a floating charge on land registered in Alberta is held as collateral by the bank. For the nine months ended September 30, 2003 the combined effective interest rate on amounts outstanding on this facility was 2.8% (September 30, 2002 - 1.9%).

5. Unitholders' Capital/Share Capital

Authorized
Unlimited number of voting trust units

Issued and Outstanding

Trust Units/Common Shares (no par value)	Number of Shares/Units	Amount $
Balance, December 31, 2002	43,418,188	19,230,677
Share issue costs, net of tax	-	(10,615)
Exercise of stock options	33,334	134,336
Shares converted to trust units (xxx)	(43,451,522)	(19,354,398)
Trust units issued on conversion of shares (xxx)	43,451,522	19,354,398
Trust units issued by private placement	1,943,600	29,873,132
Balance, September 30, 2003	45,395,122	49,227,530

(xxx) Conversion of common shares for trust units

Upon completion of the reorganization discussed in note 1, each outstanding common share was converted into one Trust Unit.

Stock Options

As part of the plan of arrangement to convert Peyto into a trust, all common share options were cancelled and the optionholders received a cash payment for the intrinsic value of the options.

Per Unit/Share Amounts

Earnings per unit/common share have been calculated based upon the weighted average number of units or common shares outstanding during the three and nine month periods ended September 30, 2003 of 45,395,122 and 44,104,799, respectively (September 30, 2002 - 43,227,421 and 42,856,189). Diluted per unit/common share amounts are calculated using the treasury stock method. The weighted average number of units/common shares used to determine the diluted per unit/share amount for the three and nine month periods ended September 30, 2003 was 45,395,122 and 44,104,799 respectively (September 30, 2002 - 44,929,603 and 42,902,468).

Stock Based Compensation

Prior to the conversion to an energy trust, Peyto had an employee and director stock option plan where no compensation expense was recognized when

the stock options were issued. Had compensation expense for the stock options granted subsequent to January 1, 2002 been determined and expensed, the following pro forma amounts would have resulted.

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
	$	$	$	$
Earnings				
As reported	25,398,054	5,956,510	42,251,134	18,244,201
Pro forma	25,398,054	5,722,790	42,251,134	17,761,703
Earnings per unit/common share - basic				
As reported	0.56	0.14	0.96	0.43
Pro forma	0.56	0.13	0.96	0.41
Earnings per unit/common share - diluted				
As reported	0.56	0.13	0.96	0.43
Pro forma	0.56	0.13	0.96	0.41

6. Commitments

The Trust has a bonus plan made up of market and value based components. The market based component is calculated based on the market appreciation of the units and cash distributions over the period. Under the value component, the bonus pool will be initially comprised of 3% of the incremental increase in value, if any, as adjusted to reflect changes in debt, equity and distributions, of proved producing reserves calculated using a discount rate of 8%. The bonus will be paid in cash and will be recorded in the fourth quarter as an expense.

7. Operating Expenses

The Trust's operating expenses include all costs with respect to day-to-day well and facility operations and the cost of transportation of natural gas. Processing and gathering income related to joint venture and third party gas is included in operating expenses.

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
	$	$	$	$
Field expenses	3,031,827	1,222,090	6,875,580	3,115,734
Transmission	707,178	498,203	2,029,115	1,332,472
Processing & gathering income	(890,993)	(532,538)	(2,660,618)	(1,122,137)
Total operating costs	2,848,012	1,187,755	6,244,077	3,326,069

8. Future Income Tax Expense

	Three Months Ended September 30 2003 $	Three Months Ended September 30 2002 $	Nine Months Ended September 30 2003 $	Nine Months Ended September 30 2002 $
Income before income taxes	30,095,052	10,641,620	50,044,291	31,201,748
Statutory income tax rate	40.75%	42.12%	40.75%	42.12%
Expected income taxes	12,263,734	4,482,250	20,393,049	13,142,176
Increase (decrease) in income taxes from:				
Non-deductible crown charges	3,985,457	2,183,535	13,852,114	5,545,311
Resource allowance	(4,348,296)	(1,962,566)	(9,659,559)	(5,450,563)
Corporate income tax rate change	-	-	(8,242,201)	(224,302)
Attributed Canadian Royalty income	(54,552)	(124,534)	(1,646,971)	(171,748)
Trust distributions	(7,287,443)	-	(7,267,443)	-
Other	7,484	(57,440)	(15,968)	(151,159)
Income tax expense	4,586,384	4,521,245	7,413,021	12,689,714

9. Financial Instruments

The Trust is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Trust enters into these contracts for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of natural gas commodity prices. A summary of contracts outstanding in respect of the hedging activities at September 30, 2003 were as follows:

Period Hedged	Type	Daily Volume	Floor	Ceiling
April 1 to October 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$7.25/GJ
April 1 to October 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$6.85/GJ
April 1 to October 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$7.00/GJ
April 1 to October 31, 2003	Costless collar	5,000 GJ	$5.50/GJ	$7.61/GJ
Nov. 1, 2003 to March 31, 2004	Costless collar	5,000 GJ	$5.50/GJ	$8.45/GJ
Nov. 1, 2003 to March 31, 2004	Costless collar	5,000 GJ	$7.00/GJ	$9.00/GJ
April 1 to October 31, 2003	Fixed Price	5,000 GJ	$7.40/GJ	
April 1 to October 31, 2003	Fixed Price	5,000 GJ	$8.20/GJ	
July 1 to				

October 31, 2003	Fixed price	5,000 GJ	$7.15/GJ
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.49/GJ
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.90/GJ
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.70/GJ
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.47/GJ
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$6.42/GJ
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$6.38/GJ

Based on dealer quotes, had these contracts been closed on September 30, 2003, a gain in the amount of $8,892,350 would have been realized.

10. Peyto Energy Trust Reorganization

The following costs were incurred as part of the plan to reorganize Peyto Exploration & Development Corp. into a trust which was effective July 1, 2003.

	$
Cash payout of stock options	40,896,442
Bonuses on cancellation of former Peyto plan	1,810,000
Financial advisory, accounting and legal fees, and preparation and printing of the Information Circular	1,500,000
	44,206,442

11. Cash Interest and Taxes Paid

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
	$	$	$	$
Cash interest paid	1,128,125	706,351	3,007,466	1,736,669
Cash taxes paid	101,436	179,874	471,776	425,423

>>

Peyto Exploration & Development Corp. information

Officers

Don Gray
President and Chief Executive Officer

Roberto Bosdachin
Vice-President, Exploration

Darren Gee
Vice President, Engineering

Lyle Skaien
Vice President, Operations

Sandra Brick
Vice President, Finance

Stephen Chetner
Corporate Secretary

Directors

Rick Braund
Don Gray
Brian Craig
Stephen Chetner
John Boyd
Michael MacBean
Ian Mottershead

Auditors
Ernst & Young LLP

Solicitors
Burnet, Duckworth & Palmer LLP

Bankers
Bank of Montreal
National Bank of Canada
Union Bank of California
Canadian Imperial Bank of Commerce

Transfer Agent
Valiant Trust Company

Head Office
2900, 450 - 1st Street SW
Calgary, AB
T2P 5H1

Phone: 403.261.6081
Fax: 403.261.8976
Web: www.peyto.com

Stock Listing Symbol: PEY.un
Toronto Stock Exchange

%SEDAR: 00019597E

/For further information: Don T. Gray, President and Chief Executive Officer, Phone: (403) 261-6077, Fax: (403) 261-8976/
(PEY.UN.)

CO: Peyto Energy Trust

CNW 20:43e 19-NOV-03

PEYTO

Energy Trust

3



Interim Report
for the nine months ended September 30, 2003

Highlights

	3 Months Ended Sept.		%
	2003	2002	Change
Operations			
Production			
Natural gas (mcf/d)	**66,827**	45,018	*48*
Oil & NGLs (bbl/d)	**2,948**	2,009	*47*
Barrels of oil equivalent (boe/d @ 6:1)	**14,086**	9,512	*48*
Average product prices			
Natural gas ($/mcf)	**7.02**	3.49	*101*
Oil & NGLs ($/bbl)	**33.86**	33.67	*1*
Average operating expenses ($/boe)	**2.20**	1.36	*62*
Field Netback ($/boe)	**29.24**	16.42	*78*
Financial ($000, except per unit/share)			
Revenue	**52,365**	20,676	*153*
Royalties (net of ARTC)	**11,622**	5,122	*127*
Funds from operations	**35,882**	13,474	*166*
Funds from operations per unit/share	**0.79**	0.31	*155*
Cash distributions	**20,428**	-	-
Cash distributions per unit	**0.45**	-	-
Percentage of cash flow distributed	**57%**	-	-
Earnings	**25,398**	5,957	*331*
Earnings per unit/share	**0.56**	0.14	*307*
Capital expenditures	**36,280**	24,105	*51*
Weighted average trust units/shares outstanding	**45,395,122**	43,277,421	*5*
Working capital deficit	**31,254**	18,990	*65*
Bank debt	**100,000**	78,126	*28*
Unitholders' equity	**122,887**	60,109	*104*
Total assets	**339,115**	204,241	*66*

Report from the president

PEYTO Energy Trust is pleased to present its consolidated financial and operating results for the period ended September 30, 2003.

- The reorganization of Peyto Exploration & Development Corp. into an energy trust was effective on July 1, 2003.
- Cash distributions of $0.15 per unit per month to unitholders commenced with the July distribution being paid on August 15, 2003.
- Cash flow totaled $35.9 million ($0.79 per trust unit) of which 57% or $20.4 million was distributed to unitholders with the balance used to fund capital expenditures.
- Production increased 48 percent year over year, with natural gas averaging 66.8 mmcf per day and oil and natural gas liquids averaging 2,948 barrels per day.
- Capital expenditures of $36.3 million added 4.4 barrels of oil equivalent (boe) of proved producing reserves for each boe of reserves produced.
- A total of 23 gross (19.4 net) wells were drilled and completed, of which 16 have now been tied in and brought on production.
- High heat content natural gas combined with a successful hedging strategy resulted in a gas price for the quarter of $7.02 per mcf of which the hedging program contributed $0.58 per mcf.
- Operating costs rose from the previous quarter due to higher volumes being processed through third party facilities in new areas and limited gathering and processing capacity in the Sundance field. Construction is underway to expand the Sundance gathering system and build a new gas processing facility for the Smoky and Kakwa fields.
- An issue of 1.9 million trust units was completed for proceeds of $29.9 million. The issue was completed in connection with the purchase and cancellation of the issued stock options pursuant to the reorganization.
- Total debt, including working capital deficit was $131.3 million at September 30, 2003 resulting in a debt to cash flow ratio of 0.9:1.
- Bank lines were increased to $180 million effective upon the conversion to a trust.

Reserves

Drilling operations have added 4.9 million boes ("boe", natural gas converted on a 6:1 basis throughout) of proved developed reserves net of production during the quarter. The net present value (NPV) discounted at 8% of the proved developed reserves increased to $797 million. The reserve life index for the proved producing category is now 10.9 years. The Trust replaced third quarter production four fold with the same high quality predictable long life proved producing reserves.

An independent interim review of the proved developed reserves was conducted at the end of the quarter. Interim reviews do not address new probable additional opportunities. However, probable additional reserves that have been converted into the proved developed category since year end are subtracted from the opening balance. Based on the number and risk profile of the wells scheduled to be drilled in 2004, we are confident that the probable additional reserves will be replenished when we conduct our year end review. We have historically booked a relatively high number of probable additional reserves, because our business is based on drilling internally generated projects.

The following table summarizes Peyto's reserves and the discounted net present value of future cash flow before income tax, using variable pricing, at September 30, 2003.

Reserve Category	Gas (mmcf)	Oil & NGL (mstb)	BOE 6:1 (mstb)	Reserve Life Index (years)	Net Present Value ($000) Discounted at 0%	4%	8%	10%
Proved Producing	264,581	11,758	55,855	10.9	1,401,055	973,935	756,889	684,898
Proved Non-producing	20,489	670	4,085		114,711	56,886	39,645	35,146
Proved Undeveloped	-	-	-		-	-	-	-
Total Proved	285,070	12,428	59,940	11.7	1,515,766	1,030,821	796,534	720,044
Probable Additional (1)	126,510	5,323	26,408		664,642	328,260	209,642	176,275
Proved + Probable Additional	411,580	17,751	86,348	16.8	2,180,408	1,359,081	1,006,176	896,319

(1) Probable Additional reserves were not reviewed in the September 30, 2003 evaluation.
Based on the Paddock Lindstrom & Associates report effective September 30, 2003 using their October 1, 2003 price deck available at www.padlin.com

Activity Update

To date in 2003, Peyto has drilled and cased 61 gross (50 net) gas wells. Peyto currently has four drilling rigs active in Sundance with a fifth rig beginning a winter development program in Smoky and Kakwa. Processing capacity at the Sundance gas plant was expanded with the addition of 12 mmcf/d of compression in October. Expansion of the main gathering lines in Sundance is underway and will continue into the first quarter. We anticipate that these projects will allow more of the connected gas to be produced. A new gas processing plant that will handle production from Smoky and Kakwa will begin construction in December and is expected to be operational by February 2004. Fourth quarter production to date has averaged over 15,600 boe per day.

Growth

The unique design of Peyto Energy Trust enables growth of unitholder value while distributing approximately 50 percent of cash flow. Our business is managed with a focus on the value generated from each dollar invested. The net present value (NPV) of the proved developed reserves is used to measure our rate of growth. In order to determine the change in value we were responsible for, the same price forecast for the NPV at the beginning and end of the quarter is used. The table below is meant to assess the amount of growth we had during the quarter:

		$million	Equation
A	Capital Invested	36	
B	Cash Flow	36	
C	Change in NPV	65	
D	NPV Growth Before Capital	101	B + C
E	NPV Growth After Capital	65	D – A
F	NPV Growth Distributed	20	
G	NPV Growth Retained	45	E – F

Change in NPV is measured using the net present value discounted at 8% of the proved developed reserves per boe, $13.30/boe, times the 4.9 million boes of proved developed reserves added during the quarter.

The $36 million of capital invested generated $101 million worth of present value. For the quarter, the present value of the future cash flow, adjusted for changes in units outstanding and net debt, grew at an annualized rate of 44% per unit. Approximately 30% of the gain in value was distributed to unitholders while the remaining 70% was retained to fund future projects.

We recognize that the industry has historically measured growth in more simplistic terms. These incomplete measures can lead to a short term focus inconsistent with a unitholders long term objectives. At Peyto we invest our capital based on a value model that considers all the attributes of an oil and gas investment. This approach is the only way we know how to accurately measure the success of our investments. Our unique ability to grow value at a rate faster than we distribute income is understood when the following advantages are considered:

- We have a technical team that can generate proprietary projects with attributes complimentary to our value approach. Our team has a five year track record of generating premium quality high return projects.
- The natural production declines of our wells become less as we move forward. Thus, the percentage of the total cash flow required to replace natural declines will also decline over time.
- High revenue, low cost production allows us to fund more opportunities for each boe we produce.
- Long developed reserve life means that our producing reserves are being depleted at a relatively slow rate.
- Low distribution rate relative to the traditional trust model allows for minimal dilution of future value.

Outlook

The many competitive advantages we enjoy will allow us to continue building unitholder value for years to come. The capital program for the remainder of 2003 continues to be focused on the drilling, completion and tie-in of low risk development gas wells. In order to learn more about Peyto we encourage you to visit Peyto's website at www.peyto.com where you will find a current presentation, financial and historical news releases and an updated insider trading summary.

Don T. Gray
President and Chief Executive Officer
November 19, 2003

This report, or any part of it, may include comments that do not refer strictly to historical results or actions and may constitute forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Trust or of the industry to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include general and industry economic and business conditions which, among other things, affect the demand for the commodities produced by the Trust, competitive factors and industry capacity, the availability of personnel to manage the Trust and manage and deliver the commodities produced, the ability of the Trust to finance and implement its business strategy, changes in, or the failure to comply with, government law and regulations (especially relating to health, safety and environment), weather and other such risks as may be identified in this report or in other published documents. Accordingly, there is no certainty that the Trust's plans will be achieved.

Management's discussion and analysis

Management's discussion and analysis of financial conditions and results of operations should be read in conjunction with the Trust's unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2003 and the Peyto Exploration & Development Corp. ("Peyto") audited financial statements for the year ended December 31, 2002. The consolidated financial statements for the Trust are reported on a continuity of interests basis and include the financial results of Peyto to June 30, 2003 and the Trust from that date forward. As the Trust was created through a reorganization the historical results of Peyto will represent the comparative financial results of the Trust.

Gross revenues totaled $52.4 million during the third quarter of 2003 (Q3 2002 - $20.7 million) and $160.3 million for the first nine months of 2003 (2002 - $57.3 million). These increases of 153 percent and 180 percent, respectively, are a result of higher production volumes combined with strong commodity prices. The price of natural gas averaged $7.02 per mcf for the third quarter of 2003 (Q3 2002 - $3.49 per mcf) and $7.73 per mcf for the first nine months of 2003 (2002 - $4.08 per mcf). Peyto's gas revenue is reported before transportation costs which are classified as operating costs. Oil and natural gas liquids prices averaged $33.86 per barrel for the third quarter of 2003 (Q3 2002 - $33.67 per barrel) and $37.13 per barrel for the first nine months of 2003 (2002 - $29.92 per barrel). The Trust has a hedging program for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of natural gas commodity prices. For the quarter ended September 30, 2003 approximately 32% of the gas production was collared with an average floor price of $3.90 per GJ and average ceiling of $7.13 per GJ and 19% of gas production was sold at an average fixed price of $7.58 per GJ.

A successful ongoing drilling program resulted in natural gas production for the quarter increasing by 48 percent to 66.8 mmcf per day from 45.0 mmcf per day in the same quarter of 2002. Oil and natural gas liquids production increased 47 percent to 2,948 bbl/d in 2003 from 2,009 bbl/d in 2002. Production for the first nine months of 2003 averaged 13,223 barrels of oil equivalent ("boe", natural gas converted on a 6:1 basis) per day up 61 percent from 8,222 boe per day for the first nine months of 2002.

The 2003 royalties to date, net of Alberta Royalty Tax Credit (ARTC), increased 207 percent to $39.3 million from $12.8 million in 2002. The 2003 average royalty rate, before ARTC, was 25 percent compared to 23 percent for the same period in 2002. The royalty rate, expressed as a percentage of sales, will fluctuate from period to period due to the fact that natural gas crown royalties are calculated based on the Alberta Natural Gas Reference Price rather than the price achieved, which can differ significantly.

Operating costs for the third quarter were $2.8 million in 2003 compared to $1.2 million for the same period in 2002 due primarily to increased production volumes. On a per unit basis quarterly costs increased to $2.20 per boe from $1.36 per boe due to higher volumes being processed through third party facilities in new areas and limited gathering and processing capacity in the Sundance field. Costs for the nine month period ended September 30, 2003 rose to $6.2 million from $3.3 million in 2002. On a barrel of oil equivalent basis, operating costs were $1.73 per boe for the first nine months of 2003 compared to $1.48 per boe for the same period of 2002. Operating costs are comprised of field expenses and natural gas transportation costs net of income generated by the processing and gathering of joint venture gas.

General and administrative expenses were $173,000 in the third quarter of 2003 compared to $85,000 for the same period in 2002 with year to date expenses totaling $764,000 for 2003 compared to $477,000 in 2002. On a boe basis, general and administrative expenses remained unchanged at $0.21 per boe for the nine month period.

Financing charges for the third quarter of 2003 increased to $1.7 million from $706,000 in 2002 due to higher debt levels associated with the 2003 capital program in combination with commitment and legal fees of $601,000 incurred related to the Trust's $180 million bank line. Costs for the first nine months of 2003 were $3.6 million, up 109 percent from $1.7 million in 2002. On a per boe basis, interest charges were $1.00 per boe for the nine month period of 2003 compared to $0.77 per boe for the same period of 2002.

Trust reorganization costs of $44.2 million were incurred in the first nine months of 2003 which included $40.9 million for the cash payout of stock options, $1.8 million for bonuses paid upon the cancellation of Peyto's former bonus plan and $1.5 million for financial advisory, accounting and legal fees and the preparation and printing of the Information Circular used in connection with to the Plan of Arrangement.

Depreciation, depletion and site restoration expenses were $16.2 million in the first nine months of 2003 compared to $7.8 million for the same period in 2002 as a direct result of the Trust's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate were $4.48 per boe in 2003 compared to $3.49 per boe in 2002.

The 2003 provision for future income taxes decreased to $7.4 million compared to $12.7 million in 2002 due to the tax efficiency of the trust structure.

Funds from operations, before trust reorganization costs, for the first nine months of 2003 were $110.0 million compared with $38.8 million in 2002. This 184 percent increase was the result of increased production volumes combined with stronger commodity prices. On a per unit basis, the first nine months of 2003 resulted in funds from operations before trust reorganization costs of $2.49 per unit versus $0.90 per unit in 2002. The increased natural gas and liquids prices resulted in a field netback for the period of $31.80 per boe in 2003 compared to $18.37 per boe in 2002. Net earnings for the first nine months of 2003 were $42.3 million or $0.96 per unit compared with $18.2 million in 2002 or $0.43 per unit.

Liquidity and Capital Resources

At September 30, 2003, the Trust had total debt including working capital deficiency of $131.3 million for a debt to running cash flow ratio of approximately 0.9:1 based on annualized third quarter 2003 cash flow. Year to date capital expenditures of $95.7 million were funded through cash flow, working capital, long term debt and equity. Subsequent to September 30, 2003, no additional trust units have been issued.

Management expects the combination of current bank lines of $180 million and cash flow from operations to be sufficient to support Peyto's 2003 capital expenditure program anticipated to be between $125 and $130 million.

The third quarter of 2003 generated funds available for distribution as follows:

	$
Funds from operations	35,882,128
Funds from issuance of trust units	29,874,730
Reduction in working capital deficit	(9,048,963)
Funds available for distribution and capital expenditures	56,707,895
Capital expenditures	(36,280,091)
Funds available for distribution	20,427,804

Business Risks

Economic factors and risks as discussed in Peyto's 2002 annual report have not changed in 2003.

Quarterly information

	2003			2002	
	Q3	Q2	Q1	Q4	Q3
Operations					
Production					
Natural gas (mcf/d)	**66,827**	62,577	57,452	50,556	45,018
Oil & NGLs (bbl/d)	**2,948**	2,870	2,689	2,349	2,009
Barrels of oil equivalent (boe/d @ 6:1)	**14,086**	13,299	12,265	10,775	9,512
Average product prices					
Natural gas ($/mcf)	**7.02**	7.80	8.50	5.90	3.49
Oil & natural gas liquids ($/bbl)	**33.86**	33.94	44.23	36.52	33.67
Average operating expenses ($/boe)	**2.20**	1.88	1.01	1.12	1.36
Field netback ($/boe)	**29.24**	31.53	35.09	25.15	16.42
Financial ($000 except per unit)					
Revenue	**52,365**	53,307	54,670	35,354	20,676
Royalties (net of ARTC)	**11,622**	12,866	14,820	9,311	5,122
Funds from operations	**35,882**	(7,360)	37,309	23,746	13,474
Funds from operations per unit/share	**0.79**	(0.17)	0.86	0.55	0.31
Funds from operations before trust reorganization costs	**35,882**	36,791	37,309	23,746	13,474
Funds from operations before trust reorganization costs per unit/share	**0.79**	0.85	0.86	0.55	0.31
Cash distributions	**20,428**	-	-	-	-
Cash distributions per unit	**0.45**	-	-	-	-
Percentage of cash flow distributed	**57%**	-	-	-	-
Earnings	**25,398**	(1,642)	18,495	10,310	5,957
Earnings per unit/share	**0.56**	(0.04)	0.43	0.24	0.14
Capital expenditures	**36,280**	18,895	40,486	37,627	24,105
Weighted average trust units outstanding	**45,395,122**	43,451,522	43,446,337	43,340,812	43,277,421

Financial statements

Consolidated Balance Sheets

As at	Sept. 30 2003 (unaudited) $	Dec. 31 2002 (audited) $
Assets		
Current		
Cash	**8,261,596**	205,558
Accounts receivable	**28,032,392**	18,860,110
Prepaids and deposits	**807,622**	894,553
	37,101,610	19,960,221
Property, plant and equipment *(Notes 3 and 4)*	**302,013,357**	222,206,233
	339,114,967	242,166,454
Liabilities and Unitholders' Equity		
Current		
Accounts payable and accrued liabilities	**61,470,986**	50,778,415
Current taxes payable	**75,280**	166,922
Cash distributions payable	**6,809,268**	-
	68,355,534	50,945,337
Commitments *(Note 6)*	**-**	-
Long-term debt *(Note 4)*	**100,000,000**	80,000,000
Future site restoration and abandonment	***693,713***	*380,914*
Future income taxes	**47,179,179**	39,773,845
	147,872,892	120,154,759
Unitholders' equity		
Unitholders' capital/share capital *(Note 5)*	**49,227,530**	19,230,677
Retained earnings	**94,086,815**	51,835,681
Accumulated cash distributions	**(20,427,804)**	-
	122,886,541	71,066,358
	339,114,967	242,166,454

See accompanying notes

Financial statements

Consolidated Statements of Earnings and Retained Earnings
(unaudited)

	Three Months Ended Sept. 30		Nine Months Ended Sept. 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Revenue				
Petroleum and natural gas sales, net	**40,743,379**	15,553,798	**121,033,586**	44,564,995
Expenses				
Operating *(Note 7)*	**2,848,012**	1,187,755	**6,244,077**	3,326,069
General and administrative	**173,493**	84,969	**764,342**	477,247
Trust reorganization *(Note 10)*	**-**	-	**44,206,442**	-
Interest	**1,729,125**	706,351	**3,608,466**	1,736,669
Depletion, depreciation and site restoration	**5,897,690**	2,995,858	**16,165,970**	7,823,262
	10,648,320	4,974,933	**70,989,297**	13,363,247
Earnings before taxes	**30,095,059**	10,578,865	**50,044,289**	31,201,748
Future income tax expense *(Note 8)*	**4,586,384**	4,521,245	**7,413,021**	12,689,714
Capital tax expense	**110,621**	101,110	**380,134**	267,833
	4,697,005	4,622,355	**7,793,155**	12,957,547
Earnings for the period	**25,398,054**	5,956,510	**42,251,134**	18,244,201
Retained earnings, beginning of period	**68,688,761**	35,569,313	**51,835,681**	23,281,622
Retained earnings, end of period	**94,086,815**	41,525,823	**94,086,815**	41,525,823
Earnings per unit/common share *(Note 5)*				
Basic	**0.56**	0.14	**0.96**	0.43
Diluted	**0.56**	0.13	**0.96**	0.43

See accompanying notes

Financial statements

Consolidated Statements of Cash Flows
(unaudited)

	Three Months Ended Sept. 30		Nine Months Ended Sept. 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Cash provided by (used in)				
Operating Activities				
Earnings for the period	**25,398,054**	5,956,510	**42,251,134**	18,244,201
Items not requiring cash:				
Future income tax expense	**4,586,384**	4,521,245	**7,413,021**	12,689,714
Depletion, depreciation and site restoration	**5,897,690**	2,995,690	**16,165,970**	7,823,262
Funds from operations	**35,882,128**	13,473,613	**65,830,125**	38,757,177
Change in non-cash working capital related to operating activities	**1,960,321**	(90,105)	**2,174,014**	152,622
	37,842,449	13,383,508	**68,004,139**	38,909,647
Financing Activities				
Issue of trust units, net of costs	**29,874,730**	467,799	**29,989,166**	2,581,088
Distribution payments	**(13,618,536)**	-	**(13,618,536)**	-
Increase (decrease) in bank debt	**(23,178,369)**	(1,125,882)	**20,000,000**	19,180,750
	(6,922,175)	(658,083)	**36,370,630**	21,761,838
Investing Activities				
Additions to property, plant and equipment	**(36,280,091)**	(24,280,091)	**(95,660,295)**	(74,924,051)
Change in non-cash working capital related to investing activities	**13,562,777**	11,394,036	**(658,436)**	14,297,325
	(22,717,314)	(12,710,623)	**(96,318,731)**	(60,626,726)
Net increase in cash	**8,202,960**	14,802	**8,056,038**	44,759
Cash, beginning of period	**58,636**	31,177	**205,558**	1,220
Cash, end of period	**8,261,596**	45,979	**8,261,596**	45,979

See accompanying notes

Notes to consolidated financial statements

1. **Organization and restructuring costs**

Effective July 1, 2003 Peyto Exploration & Development Corp. was reorganized into Peyto Energy Trust (the "Trust"). Shareholders of Peyto Exploration & Development Corp. ("Peyto") received one Peyto Energy Trust unit for each common share held. All outstanding common share options were settled for cash prior to the completion of the reorganization. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust and are entitled to one vote for each Trust unit held at unitholder meetings. The Trust units of the Trust commenced trading on the TSX under the symbol "PEY.UN" on July 4, 2003. The Trust is an unincorporated open-ended limited purpose trust established under the laws of the Province of Alberta. The Trust indirectly owns all the securities of Peyto Exploration & Development Corp. which entitles the Trust to receive all cash flow available for distribution from the business of Peyto after debt service payments, maintenance capital expenditures and other cash requirements.

The costs of the reorganization, amounting to $44,206,442, have been expensed (see note 10).

2. **Basis of Presentation**

The interim consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), and on the same basis as the audited financial statements as at and for the year ended December 31, 2002. The interim financial statement disclosures are incremental to those included with the annual financial statements and certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. These interim financial statements should be read in conjunction with the financial statements and notes in the Peyto Exploration & Development Corp. annual report for the year ended December 31, 2002.

While the Trust commenced operations on July 1, 2003, these unaudited consolidated financial statements follow the continuity of interest basis of accounting as if the Trust had always existed. This basis is intended to provide unitholders with meaningful and comparative financial information. As a result, the comparative figures are those of Peyto Exploration & Development Corp., while the results of operations include Peyto Exploration & Development Corp.'s results for the period up to and including June 30, 2003, and the Trust's results of operations from July 1, 2003 to September 30, 2003. Also, certain comparative figures have been reclassified to conform to the current presentation.

3. **Property, Plant and Equipment**

	September 30, 2003 $	December 31, 2002 $
Property, plant and equipment	**338,775,368**	243,180,014
Office furniture and equipment	**349,176**	284,236
	339,124,544	243,464,250
Accumulated depletion and depreciation	**(37,111,187)**	(21,258,017)
	302,013,357	222,206,233

At September 30, 2003, costs of $30,705,600 (December 31, 2002 - $20,122,240) related to undeveloped land have been excluded from the depletion and depreciation calculation. No general and administrative expenses relating to the Trust's exploration, development and acquisition programs were capitalized. During the three and nine months ended September 30, 2003, the Trust charged $120,151 and $312,798 respectively, to earnings related to its future site restoration and abandonment obligation.

4. **Long-Term Debt**

Prior to the conversion to an energy trust, the Company had a revolving credit facility to a maximum of $105,000,000. Outstanding amounts bore interest at bank prime and were due on demand. A General Security Agreement with a floating charge on land registered in Alberta was held as collateral by the bank.

Effective with the conversion, the Trust has a syndicated $180,000,000 extendible, 364 day revolving credit facility. Outstanding amounts on this facility bear interest at rates determined by the Trust's debt to cash flow ratio. A General Security Agreement with a floating charge on land registered in Alberta is held as collateral by the bank. For the nine months ended September 30, 2003 the combined effective interest rate on amounts outstanding on this facility was 2.8% (September 30, 2002 – 1.9%).

5. **Unitholders' Capital/Share Capital**

Authorized

Unlimited number of voting trust units

Issued and Outstanding

Trust Units/Common Shares (no par value)	Number of Shares/Units	Amount $
Balance, December 31, 2002	43,418,188	19,230,677
Share issue costs, net of tax	-	(10,615)
Exercise of stock options	33,334	134,336
Shares converted to trust units ***	(43,451,522)	(19,354,398)
Trust units issued on conversion of shares ***	43,451,522	19,354,398
Trust units issued by private placement	1,943,600	29,873,132
Balance, September 30, 2003	45,395,122	49,227,530

***** Conversion of common shares for trust units**

Upon completion of the reorganization discussed in note 1, each outstanding common share was converted into one Trust Unit.

Stock Options

As part of the plan of arrangement to convert Peyto into a trust, all common share options were cancelled and the optionholders received a cash payment for the intrinsic value of the options.

Per Unit/Share Amounts

Earnings per unit/common share have been calculated based upon the weighted average number of units or common shares outstanding during the three and nine month periods ended September 30, 2003 of 45,395,122 and 44,104,799, respectively (September 30, 2002 – 43,227,421 and 42,856,189). Diluted per unit/common share amounts are calculated using the treasury stock method. The weighted average number of units/common shares used to determine the diluted per unit/share amount for the three and nine month periods ended September 30, 2003 was 45,395,122 and 44,104,799 respectively (September 30, 2002 – 44,929,603 and 42,902,468).

Stock Based Compensation

Prior to the conversion to an energy trust, Peyto had an employee and director stock option plan where no compensation expense was recognized when the stock options were issued. Had compensation expense for the stock options granted subsequent to January 1, 2002 been determined and expensed, the following pro forma amounts would have resulted.

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Earnings				
As reported	25,398,054	5,956,510	42,251,134	18,244,201
Pro forma	25,398,054	5,722,790	42,251,134	17,761,703
Earnings per unit/common share – basic				
As reported	0.56	0.14	0.96	0.43
Pro forma	0.56	0.13	0.96	0.41
Earnings per unit/common share – diluted				
As reported	0.56	0.13	0.96	0.43
Pro forma	0.56	0.13	0.96	0.41

6. **Commitments**

The Trust has a bonus plan made up of market and value based components. The market based component is calculated based on the market appreciation of the units and cash distributions over the period. Under the value component, the bonus pool will be initially comprised of 3% of the incremental increase in value, if any, as adjusted to reflect changes in debt, equity and distributions, of proved producing reserves calculated using a discount rate of 8%. The bonus will be paid in cash and will be recorded in the fourth quarter as an expense.

7. **Operating Expenses**

The Trust's operating expenses include all costs with respect to day-to-day well and facility operations and the cost of transportation of natural gas. Processing and gathering income related to joint venture and third party gas is included in operating expenses.

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Field expenses	**3,031,827**	1,222,090	**6,875,580**	3,115,734
Transmission	**707,178**	498,203	**2,029,115**	1,332,472
Processing & gathering income	**(890,993)**	(532,538)	**(2,660,618)**	(1,122,137)
Total operating costs	**2,848,012**	1,187,755	**6,244,077**	3,326,069

8. Future Income Tax Expense

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Income before income taxes	30,095,052	10,641,620	50,044,291	31,201,748
Statutory income tax rate	40.75%	42.12%	40.75%	42.12%
Expected income taxes	12,263,734	4,482,250	20,393,049	13,142,176
Increase (decrease) in income taxes from:				
Non-deductible crown charges	3,985,457	2,183,535	13,852,114	5,545,311
Resource allowance	(4,348,296)	(1,962,566)	(9,659,559)	(5,450,563)
Corporate income tax rate change	-	-	(8,242,201)	(224,302)
Attributed Canadian Royalty income	(54,552)	(124,534)	(1,646,971)	(171,748)
Trust distributions	(7,287,443)	-	(7,267,443)	-
Other	7,484	(57,440)	(15,968)	(151,159)
Income tax expense	4,586,384	4,521,245	7,413,021	12,689,714

9. Financial Instruments

The Trust is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Trust enters into these contracts for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of natural gas commodity prices. A summary of contracts outstanding in respect of the hedging activities at September 30, 2003 were as follows:

Period Hedged	Type	Daily Volume	Floor	Ceiling
April 1 to October 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$7.25/GJ
April 1 to October 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$6.85/GJ
April 1 to October 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$7.00/GJ
April 1 to October 31, 2003	Costless collar	5,000 GJ	$5.50/GJ	$7.61/GJ
Nov. 1, 2003 to March 31, 2004	Costless collar	5,000 GJ	$5.50/GJ	$8.45/GJ
Nov. 1, 2003 to March 31, 2004	Costless collar	5,000 GJ	$7.00/GJ	$9.00/GJ
April 1 to October 31, 2003	Fixed Price	5,000 GJ	$7.40/GJ	
April 1 to October 31, 2003	Fixed Price	5,000 GJ	$8.20/GJ	
July 1 to October 31, 2003	Fixed price	5,000 GJ	$7.15/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.49/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.90/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.70/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.47/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$6.42/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$6.38/GJ	

Based on dealer quotes, had these contracts been closed on September 30, 2003, a gain in the amount of $8,892,350 would have been realized.

10. Peyto Energy Trust Reorganization

The following costs were incurred as part of the plan to reorganize Peyto Exploration & Development Corp. into a trust which was effective July 1, 2003.

	$
Cash payout of stock options	40,896,442
Bonuses on cancellation of former Peyto plan	1,810,000
Financial advisory, accounting and legal fees, and preparation and printing of the Information Circular	1,500,000
	44,206,442

11. Cash Interest and Taxes Paid

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Cash interest paid	**1,128,125**	706,351	**3,007,466**	1,736,669
Cash taxes paid	**101,436**	179,874	**471,776**	425,423

Peyto Exploration & Development Corp. information

Officers

Don Gray
President and Chief Executive Officer

Roberto Bosdachin
Vice-President, Exploration

Darren Gee
Vice President, Engineering

Lyle Skaien
Vice President, Operations

Sandra Brick
Vice President, Finance

Stephen Chetner
Corporate Secretary

Directors

Rick Braund
Don Gray
Brian Craig
Stephen Chetner
John Boyd
Michael MacBean
Ian Mottershead

Auditors
Ernst & Young LLP

Solicitors
Burnet, Duckworth & Palmer LLP

Bankers
Bank of Montreal
National Bank of Canada
Union Bank of California
Canadian Imperial Bank of Commerce

Transfer Agent
Valiant Trust Company

Head Office
2900, 450 – 1st Street SW
Calgary, AB
T2P 5H1

Phone: 403.261.6081
Fax: 403.261.8976
Web: www.peyto.com

Stock Listing Symbol: PEY.un
Toronto Stock Exchange

VALIANT
Trust Company

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

November 26, 2003

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

Re: Peyto Energy Trust
Mailing of Third Quarter Report
to Registered Unitholders

As the mailing agent for Peyto Energy Trust, we are pleased to confirm the mailing of the third quarter report for the period ended September 30, 2003, to each of the Registered Unitholders of the subject trust on **November 26, 2003**.

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Manager, Income Trusts

c.c. Peyto Energy Trust
Attn: Mr. Don Gray

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF INTERIM MAILING TO THE
OF	)	UNITHOLDERS OF **PEYTO ENERGY TRUST**
ALBERTA	)	("TRUST").

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **NOVEMBER 26, 2003** I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO **WERE THE REGISTERED HOLDERS OF UNITS OF THE TRUST;**

   (a) a copy of the THIRD QUARTER REPORT FOR THE PERIOD ENDED SEPTEMBER 30, 2003 marked EXHIBIT "A" and identified by me.

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA THIS 26TH DAY OF NOVEMBER 2003.	))))))	
"Pam Elliott"		"Cheryl Dahlager"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA		CHERYL DAHLAGER
My commission expires on November 15, 2006.		

Management's discussion and analysis

Management's discussion and analysis of financial conditions and results of operations should be read in conjunction with the Trust's unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2003 and the Peyto Exploration & Development Corp. ("Peyto") audited financial statements for the year ended December 31, 2002. The consolidated financial statements for the Trust are reported on a continuity of interests basis and include the financial results of Peyto to June 30, 2003 and the Trust from that date forward. As the Trust was created through a reorganization the historical results of Peyto will represent the comparative financial results of the Trust.

Gross revenues totaled $52.4 million during the third quarter of 2003 (Q3 2002 - $20.7 million) and $160.3 million for the first nine months of 2003 (2002 - $57.3 million). These increases of 153 percent and 180 percent, respectively, are a result of higher production volumes combined with strong commodity prices. The price of natural gas averaged $7.02 per mcf for the third quarter of 2003 (Q3 2002 - $3.49 per mcf) and $7.73 per mcf for the first nine months of 2003 (2002 - $4.08 per mcf). Peyto's gas revenue is reported before transportation costs which are classified as operating costs. Oil and natural gas liquids prices averaged $33.86 per barrel for the third quarter of 2003 (Q3 2002 - $33.67 per barrel) and $37.13 per barrel for the first nine months of 2003 (2002 - $29.92 per barrel). The Trust has a hedging program for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of natural gas commodity prices. For the quarter ended September 30, 2003 approximately 32% of the gas production was collared with an average floor price of $3.90 per GJ and average ceiling of $7.13 per GJ and 19% of gas production was sold at an average fixed price of $7.58 per GJ.

A successful ongoing drilling program resulted in natural gas production for the quarter increasing by 48 percent to 66.8 mmcf per day from 45.0 mmcf per day in the same quarter of 2002. Oil and natural gas liquids production increased 47 percent to 2,948 bbl/d in 2003 from 2,009 bbl/d in 2002. Production for the first nine months of 2003 averaged 13,223 barrels of oil equivalent ("boe", natural gas converted on a 6:1 basis) per day up 61 percent from 8,222 boe per day for the first nine months of 2002.

The 2003 royalties to date, net of Alberta Royalty Tax Credit (ARTC), increased 207 percent to $39.3 million from $12.8 million in 2002. The 2003 average royalty rate, before ARTC, was 25 percent compared to 23 percent for the same period in 2002. The royalty rate, expressed as a percentage of sales, will fluctuate from period to period due to the fact that natural gas crown royalties are calculated based on the Alberta Natural Gas Reference Price rather than the price achieved, which can differ significantly.

Operating costs for the third quarter were $2.8 million in 2003 compared to $1.2 million for the same period in 2002 due primarily to increased production volumes. On a per unit basis quarterly costs increased to $2.20 per boe from $1.36 per boe due to higher volumes being processed through third party facilities in new areas and limited gathering and processing capacity in the Sundance field. Costs for the nine month period ended September 30, 2003 rose to $6.2 million from $3.3 million in 2002. On a barrel of oil equivalent basis, operating costs were $1.73 per boe for the first nine months of 2003 compared to $1.48 per boe for the same period of 2002. Operating costs are comprised of field expenses and natural gas transportation costs net of income generated by the processing and gathering of joint venture gas.

General and administrative expenses were $173,000 in the third quarter of 2003 compared to $85,000 for the same period in 2002 with year to date expenses totaling $764,000 for 2003 compared to $477,000 in 2002. On a boe basis, general and administrative expenses remained unchanged at $0.21 per boe for the nine month period.

Financing charges for the third quarter of 2003 increased to $1.7 million from $706,000 in 2002 due to higher debt levels associated with the 2003 capital program in combination with commitment and legal fees of $601,000 incurred related to the Trust's $180 million bank line. Costs for the first nine months of 2003 were $3.6 million, up 109 percent from $1.7 million in 2002. On a per boe basis, interest charges were $1.00 per boe for the nine month period of 2003 compared to $0.77 per boe for the same period of 2002.

Trust reorganization costs of $44.2 million were incurred in the first nine months of 2003 which included $40.9 million for the cash payout of stock options, $1.8 million for bonuses paid upon the cancellation of Peyto's former bonus plan and $1.5 million for financial advisory, accounting and legal fees and the preparation and printing of the Information Circular used in connection with to the Plan of Arrangement.

Depreciation, depletion and site restoration expenses were $16.2 million in the first nine months of 2003 compared to $7.8 million for the same period in 2002 as a direct result of the Trust's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate were $4.48 per boe in 2003 compared to $3.49 per boe in 2002.

The 2003 provision for future income taxes decreased to $7.4 million compared to $12.7 million in 2002 due to the tax efficiency of the trust structure.

Funds from operations, before trust reorganization costs, for the first nine months of 2003 were $110.0 million compared with $38.8 million in 2002. This 184 percent increase was the result of increased production volumes combined with stronger commodity prices. On a per unit basis, the first nine months of 2003 resulted in funds from operations before trust reorganization costs of $2.49 per unit versus $0.90 per unit in 2002. The increased natural gas and liquids prices resulted in a field netback for the period of $31.80 per boe in 2003 compared to $18.37 per boe in 2002. Net earnings for the first nine months of 2003 were $42.3 million or $0.96 per unit compared with $18.2 million in 2002 or $0.43 per unit.

Liquidity and Capital Resources

At September 30, 2003, the Trust had total debt including working capital deficiency of $131.3 million for a debt to running cash flow ratio of approximately 0.9:1 based on annualized third quarter 2003 cash flow. Year to date capital expenditures of $95.7 million were funded through cash flow, working capital, long term debt and equity. Subsequent to September 30, 2003, no additional trust units have been issued.

Management expects the combination of current bank lines of $180 million and cash flow from operations to be sufficient to support Peyto's 2003 capital expenditure program anticipated to be between $125 and $130 million.

The third quarter of 2003 generated funds available for distribution as follows:

	$
Funds from operations	35,882,128
Funds from issuance of trust units	29,874,730
Reduction in working capital deficit	(9,048,963)
Funds available for distribution and capital expenditures	56,707,895
Capital expenditures	(36,280,091)
Funds available for distribution	20,427,804

Business Risks

Economic factors and risks as discussed in Peyto's 2002 annual report have not changed in 2003.

Quarterly information

	2003			2002	
	Q3	Q2	Q1	Q4	Q3
Operations					
Production					
Natural gas (mcf/d)	**66,827**	62,577	57,452	50,556	45,018
Oil & NGLs (bbl/d)	**2,948**	2,870	2,689	2,349	2,009
Barrels of oil equivalent (boe/d @ 6:1)	**14,086**	13,299	12,265	10,775	9,512
Average product prices					
Natural gas ($/mcf)	**7.02**	7.80	8.50	5.90	3.49
Oil & natural gas liquids ($/bbl)	**33.86**	33.94	44.23	36.52	33.67
Average operating expenses ($/boe)	**2.20**	1.88	1.01	1.12	1.36
Field netback ($/boe)	**29.24**	31.53	35.09	25.15	16.42
Financial ($000 except per unit)					
Revenue	**52,365**	53,307	54,670	35,354	20,676
Royalties (net of ARTC)	**11,622**	12,866	14,820	9,311	5,122
Funds from operations	**35,882**	(7,360)	37,309	23,746	13,474
Funds from operations per unit/share	**0.79**	(0.17)	0.86	0.55	0.31
Funds from operations before trust reorganization costs	**35,882**	36,791	37,309	23,746	13,474
Funds from operations before trust reorganization costs per unit/share	**0.79**	0.85	0.86	0.55	0.31
Cash distributions	**20,428**	-	-	-	-
Cash distributions per unit	**0.45**	-	-	-	-
Percentage of cash flow distributed	**57%**	-	-	-	-
Earnings	**25,398**	(1,642)	18,495	10,310	5,957
Earnings per unit/share	**0.56**	(0.04)	0.43	0.24	0.14
Capital expenditures	**36,280**	18,895	40,486	37,627	24,105
Weighted average trust units outstanding	**45,395,122**	43,451,522	43,446,337	43,340,812	43,277,421

Financial statements

Consolidated Balance Sheets

As at	Sept. 30 2003 (unaudited) $	Dec. 31 2002 (audited) $
Assets		
Current		
Cash	**8,261,596**	205,558
Accounts receivable	**28,032,392**	18,860,110
Prepaids and deposits	**807,622**	894,553
	37,101,610	19,960,221
Property, plant and equipment *(Notes 3 and 4)*	**302,013,357**	222,206,233
	339,114,967	242,166,454
Liabilities and Unitholders' Equity		
Current		
Accounts payable and accrued liabilities	**61,470,986**	50,778,415
Current taxes payable	**75,280**	166,922
Cash distributions payable	**6,809,268**	-
	68,355,534	50,945,337
Commitments *(Note 6)*	**-**	-
Long-term debt *(Note 4)*	**100,000,000**	80,000,000
Future site restoration and abandonment	**693,713**	380,914
Future income taxes	**47,179,179**	39,773,845
	147,872,892	120,154,759
Unitholders' equity		
Unitholders' capital/share capital *(Note 5)*	**49,227,530**	19,230,677
Retained earnings	**94,086,815**	51,835,681
Accumulated cash distributions	**(20,427,804)**	-
	122,886,541	71,066,358
	339,114,967	242,166,454

See accompanying notes

Financial statements

Consolidated Statements of Earnings and Retained Earnings
(unaudited)

	Three Months Ended Sept. 30		Nine Months Ended Sept. 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Revenue				
Petroleum and natural gas sales, net	**40,743,379**	15,553,798	**121,033,586**	44,564,995
Expenses				
Operating *(Note 7)*	**2,848,012**	1,187,755	**6,244,077**	3,326,069
General and administrative	**173,493**	84,969	**764,342**	477,247
Trust reorganization *(Note 10)*	**-**	-	**44,206,442**	-
Interest	**1,729,125**	706,351	**3,608,466**	1,736,669
Depletion, depreciation and site restoration	**5,897,690**	2,995,858	**16,165,970**	7,823,262
	10,648,320	4,974,933	**70,989,297**	13,363,247
Earnings before taxes	**30,095,059**	10,578,865	**50,044,289**	31,201,748
Future income tax expense *(Note 8)*	**4,586,384**	4,521,245	**7,413,021**	12,689,714
Capital tax expense	**110,621**	101,110	**380,134**	267,833
	4,697,005	4,622,355	**7,793,155**	12,957,547
Earnings for the period	**25,398,054**	5,956,510	**42,251,134**	18,244,201
Retained earnings, beginning of period	**68,688,761**	35,569,313	**51,835,681**	23,281,622
Retained earnings, end of period	**94,086,815**	41,525,823	**94,086,815**	41,525,823
Earnings per unit/common share *(Note 5)*				
Basic	**0.56**	0.14	**0.96**	0.43
Diluted	**0.56**	0.13	**0.96**	0.43

See accompanying notes

Financial statements

Consolidated Statements of Cash Flows
(unaudited)

	Three Months Ended Sept. 30		Nine Months Ended Sept. 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Cash provided by (used in)				
Operating Activities				
Earnings for the period	**25,398,054**	5,956,510	**42,251,134**	18,244,201
Items not requiring cash:				
Future income tax expense	**4,586,384**	4,521,245	**7,413,021**	12,689,714
Depletion, depreciation and site restoration	**5,897,690**	2,995,690	**16,165,970**	7,823,262
Funds from operations	**35,882,128**	13,473,613	**65,830,125**	38,757,177
Change in non-cash working capital related to operating activities	**1,960,321**	(90,105)	**2,174,014**	152,622
	37,842,449	13,383,508	**68,004,139**	38,909,647
Financing Activities				
Issue of trust units, net of costs	**29,874,730**	467,799	**29,989,166**	2,581,088
Distribution payments	**(13,618,536)**	-	**(13,618,536)**	-
Increase (decrease) in bank debt	**(23,178,369)**	(1,125,882)	**20,000,000**	19,180,750
	(6,922,175)	(658,083)	**36,370,630**	21,761,838
Investing Activities				
Additions to property, plant and equipment	**(36,280,091)**	(24,280,091)	**(95,660,295)**	(74,924,051)
Change in non-cash working capital related to investing activities	**13,562,777**	11,394,036	**(658,436)**	14,297,325
	(22,717,314)	(12,710,623)	**(96,318,731)**	(60,626,726)
Net increase in cash	**8,202,960**	14,802	**8,056,038**	44,759
Cash, beginning of period	**58,636**	31,177	**205,558**	1,220
Cash, end of period	**8,261,596**	45,979	**8,261,596**	45,979

See accompanying notes

Notes to consolidated financial statements

1. **Organization and restructuring costs**

Effective July 1, 2003 Peyto Exploration & Development Corp. was reorganized into Peyto Energy Trust (the "Trust"). Shareholders of Peyto Exploration & Development Corp. ("Peyto") received one Peyto Energy Trust unit for each common share held. All outstanding common share options were settled for cash prior to the completion of the reorganization. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust and are entitled to one vote for each Trust unit held at unitholder meetings. The Trust units of the Trust commenced trading on the TSX under the symbol "PEY.UN" on July 4, 2003. The Trust is an unincorporated open-ended limited purpose trust established under the laws of the Province of Alberta. The Trust indirectly owns all the securities of Peyto Exploration & Development Corp. which entitles the Trust to receive all cash flow available for distribution from the business of Peyto after debt service payments, maintenance capital expenditures and other cash requirements.

The costs of the reorganization, amounting to $44,206,442, have been expensed (see note 10).

2. **Basis of Presentation**

The interim consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), and on the same basis as the audited financial statements as at and for the year ended December 31, 2002. The interim financial statement disclosures are incremental to those included with the annual financial statements and certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. These interim financial statements should be read in conjunction with the financial statements and notes in the Peyto Exploration & Development Corp. annual report for the year ended December 31, 2002.

While the Trust commenced operations on July 1, 2003, these unaudited consolidated financial statements follow the continuity of interest basis of accounting as if the Trust had always existed. This basis is intended to provide unitholders with meaningful and comparative financial information. As a result, the comparative figures are those of Peyto Exploration & Development Corp., while the results of operations include Peyto Exploration & Development Corp.'s results for the period up to and including June 30, 2003, and the Trust's results of operations from July 1, 2003 to September 30, 2003. Also, certain comparative figures have been reclassified to conform to the current presentation.

3. **Property, Plant and Equipment**

	September 30, 2003 $	December 31, 2002 $
Property, plant and equipment	**338,775,368**	243,180,014
Office furniture and equipment	**349,176**	284,236
	339,124,544	243,464,250
Accumulated depletion and depreciation	**(37,111,187)**	(21,258,017)
	302,013,357	222,206,233

At September 30, 2003, costs of $30,705,600 (December 31, 2002 - $20,122,240) related to undeveloped land have been excluded from the depletion and depreciation calculation. No general and administrative expenses relating to the Trust's exploration, development and acquisition programs were capitalized. During the three and nine months ended September 30, 2003, the Trust charged $120,151 and $312,798 respectively, to earnings related to its future site restoration and abandonment obligation.

4. **Long-Term Debt**

Prior to the conversion to an energy trust, the Company had a revolving credit facility to a maximum of $105,000,000. Outstanding amounts bore interest at bank prime and were due on demand. A General Security Agreement with a floating charge on land registered in Alberta was held as collateral by the bank.

Effective with the conversion, the Trust has a syndicated $180,000,000 extendible, 364 day revolving credit facility. Outstanding amounts on this facility bear interest at rates determined by the Trust's debt to cash flow ratio. A General Security Agreement with a floating charge on land registered in Alberta is held as collateral by the bank. For the nine months ended September 30, 2003 the combined effective interest rate on amounts outstanding on this facility was 2.8% (September 30, 2002 – 1.9%).

5. **Unitholders' Capital/Share Capital**

Authorized

Unlimited number of voting trust units

Issued and Outstanding

Trust Units/Common Shares (no par value)	Number of Shares/Units	Amount $
Balance, December 31, 2002	43,418,188	19,230,677
Share issue costs, net of tax	-	(10,615)
Exercise of stock options	33,334	134,336
Shares converted to trust units ***	(43,451,522)	(19,354,398)
Trust units issued on conversion of shares ***	43,451,522	19,354,398
Trust units issued by private placement	1,943,600	29,873,132
Balance, September 30, 2003	45,395,122	49,227,530

***** Conversion of common shares for trust units**

Upon completion of the reorganization discussed in note 1, each outstanding common share was converted into one Trust Unit.

Stock Options

As part of the plan of arrangement to convert Peyto into a trust, all common share options were cancelled and the optionholders received a cash payment for the intrinsic value of the options.

Per Unit/Share Amounts

Earnings per unit/common share have been calculated based upon the weighted average number of units or common shares outstanding during the three and nine month periods ended September 30, 2003 of 45,395,122 and 44,104,799, respectively (September 30, 2002 – 43,227,421 and 42,856,189). Diluted per unit/common share amounts are calculated using the treasury stock method. The weighted average number of units/common shares used to determine the diluted per unit/share amount for the three and nine month periods ended September 30, 2003 was 45,395,122 and 44,104,799 respectively (September 30, 2002 – 44,929,603 and 42,902,468).

Stock Based Compensation

Prior to the conversion to an energy trust, Peyto had an employee and director stock option plan where no compensation expense was recognized when the stock options were issued. Had compensation expense for the stock options granted subsequent to January 1, 2002 been determined and expensed, the following pro forma amounts would have resulted.

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Earnings				
As reported	25,398,054	5,956,510	42,251,134	18,244,201
Pro forma	25,398,054	5,722,790	42,251,134	17,761,703
Earnings per unit/common share – basic				
As reported	0.56	0.14	0.96	0.43
Pro forma	0.56	0.13	0.96	0.41
Earnings per unit/common share – diluted				
As reported	0.56	0.13	0.96	0.43
Pro forma	0.56	0.13	0.96	0.41

6. Commitments

The Trust has a bonus plan made up of market and value based components. The market based component is calculated based on the market appreciation of the units and cash distributions over the period. Under the value component, the bonus pool will be initially comprised of 3% of the incremental increase in value, if any, as adjusted to reflect changes in debt, equity and distributions, of proved producing reserves calculated using a discount rate of 8%. The bonus will be paid in cash and will be recorded in the fourth quarter as an expense.

7. Operating Expenses

The Trust's operating expenses include all costs with respect to day-to-day well and facility operations and the cost of transportation of natural gas. Processing and gathering income related to joint venture and third party gas is included in operating expenses.

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Field expenses	**3,031,827**	1,222,090	**6,875,580**	3,115,734
Transmission	**707,178**	498,203	**2,029,115**	1,332,472
Processing & gathering income	**(890,993)**	(532,538)	**(2,660,618)**	(1,122,137)
Total operating costs	**2,848,012**	1,187,755	**6,244,077**	3,326,069

8. Future Income Tax Expense

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	**2003**	2002
	$	$	$	$
Income before income taxes	30,095,052	10,641,620	50,044,291	31,201,748
Statutory income tax rate	40.75%	42.12%	40.75%	42.12%
Expected income taxes	12,263,734	4,482,250	20,393,049	13,142,176
Increase (decrease) in income taxes from:				
Non-deductible crown charges	3,985,457	2,183,535	13,852,114	5,545,311
Resource allowance	(4,348,296)	(1,962,566)	(9,659,559)	(5,450,563)
Corporate income tax rate change	-	-	(8,242,201)	(224,302)
Attributed Canadian Royalty income	(54,552)	(124,534)	(1,646,971)	(171,748)
Trust distributions	(7,287,443)	-	(7,267,443)	-
Other	7,484	(57,440)	(15,968)	(151,159)
Income tax expense	4,586,384	4,521,245	7,413,021	12,689,714

9. Financial Instruments

The Trust is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Trust enters into these contracts for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of natural gas commodity prices. A summary of contracts outstanding in respect of the hedging activities at September 30, 2003 were as follows:

Period Hedged	Type	Daily Volume	Floor	Ceiling
April 1 to October 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$7.25/GJ
April 1 to October 31, 2003	Costless collar	8,000 GJ	$3.50/GJ	$6.85/GJ
April 1 to October 31, 2003	Costless collar	6,000 GJ	$3.50/GJ	$7.00/GJ
April 1 to October 31, 2003	Costless collar	5,000 GJ	$5.50/GJ	$7.61/GJ
Nov. 1, 2003 to March 31, 2004	Costless collar	5,000 GJ	$5.50/GJ	$8.45/GJ
Nov. 1, 2003 to March 31, 2004	Costless collar	5,000 GJ	$7.00/GJ	$9.00/GJ
April 1 to October 31, 2003	Fixed Price	5,000 GJ	$7.40/GJ	
April 1 to October 31, 2003	Fixed Price	5,000 GJ	$8.20/GJ	
July 1 to October 31, 2003	Fixed price	5,000 GJ	$7.15/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.49/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.90/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.70/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$7.47/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$6.42/GJ	
Nov. 1, 2003 to March 31, 2004	Fixed price	5,000 GJ	$6.38/GJ	

Based on dealer quotes, had these contracts been closed on September 30, 2003, a gain in the amount of $8,892,350 would have been realized.

10. Peyto Energy Trust Reorganization

The following costs were incurred as part of the plan to reorganize Peyto Exploration & Development Corp. into a trust which was effective July 1, 2003.

	$
Cash payout of stock options	40,896,442
Bonuses on cancellation of former Peyto plan	1,810,000
Financial advisory, accounting and legal fees, and preparation and printing of the Information Circular	1,500,000
	44,206,442

11. Cash Interest and Taxes Paid

	Three Months Ended September 30		**Nine Months Ended September 30**	
	2003	2002	**2003**	2002
	$	$	**$**	$
Cash interest paid	**1,128,125**	706,351	**3,007,466**	1,736,669
Cash taxes paid	**101,436**	179,874	**471,776**	425,423

Peyto Exploration & Development Corp. information

Officers

Don Gray
President and Chief Executive Officer

Roberto Bosdachin
Vice-President, Exploration

Darren Gee
Vice President, Engineering

Lyle Skaien
Vice President, Operations

Sandra Brick
Vice President, Finance

Stephen Chetner
Corporate Secretary

Directors

Rick Braund
Don Gray
Brian Craig
Stephen Chetner
John Boyd
Michael MacBean
Ian Mottershead

Auditors
Ernst & Young LLP

Solicitors
Burnet, Duckworth & Palmer LLP

Bankers
Bank of Montreal
National Bank of Canada
Union Bank of California
Canadian Imperial Bank of Commerce

Transfer Agent
Valiant Trust Company

Head Office
2900, 450 – 1st Street SW
Calgary, AB
T2P 5H1

Phone: 403.261.6081
Fax: 403.261.8976
Web: www.peyto.com

Stock Listing Symbol: PEY.un
Toronto Stock Exchange

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Peyto Energy Trust Announces Appointment of New Vice-President of Operations

TSX SYMBOL: PEY.UN

CALGARY, Dec. 17 /CNW/ - Peyto Energy Trust ("Peyto") today announces the retirement of Lyle Skaien P.Eng., Vice President of Operations. Since joining the team in July 2001, Lyle has overseen Peyto's significant operations activity in the Deep Basin area of Alberta. On behalf of the directors and staff of Peyto we would like to thank Lyle for his contribution to the success of Peyto and wish him and his family the very best.

Effective January 1, 2004, Mr. Scott Robinson will be appointed Vice President, Operations. Scott, formerly the Vice President of Operations of a private Canadian oil and gas company and prior thereto Vice President of Operations at Pinnacle Resources, will bring extensive engineering and management skills that will complement Peyto's growing operations activity. This transition leaves Peyto well positioned for future growth.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.
%SEDAR: 00019597E

/For further information: Don T. Gray, President and Chief Executive Officer, Phone: (403) 261-6077, Fax: (403) 261-8976/
(PEY.UN.)

CO: Peyto Energy Trust

CNW 18:01e 17-DEC-03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Peyto Energy Trust Confirms Cash Distribution for January 15, 2004

TSX SYMBOL: PEY.UN

CALGARY, Dec. 17 /CNW/ - Peyto Energy Trust ("Peyto") confirms that the monthly distribution with respect to December 2003 production of $0.15 per trust unit is to be paid on January 15, 2004, for unitholders of record on December 31, 2003. The ex-distribution date is December 29, 2003.

Currently, Peyto has 45.4 million trust units outstanding. Peyto Energy Trust is a natural gas weighted energy trust. Peyto is committed to maintaining its emphasis on building value through the exploration and development of high quality gas properties.

Certain information set forth in this document, including management's assessment of Peyto's and the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's and the Trust's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto and the Trust will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.
%SEDAR: 00019597E

/For further information: Don T. Gray, President and Chief Executive Officer, Phone: (403) 261-6077, Fax: (403) 261-8976/
(PEY.UN.)

CO: Peyto Energy Trust

CNW 11:42e 17-DEC-03